Exhibit 99.1

[—], 2014

To the Shareholders of Cash America International, Inc.:

We have previously announced Cash America International, Inc.’s intention to pursue the separation of its e-commerce business from its retail services business. I am pleased to report that on [—], 2014, Enova International, Inc., a Delaware corporation, will become an independent public company and will hold, through its subsidiaries, the assets and liabilities associated with Cash America’s e-commerce business, which consists of Cash America’s domestic and international online lending channels through which we offer consumer loans.

The separation and distribution will be completed by way of a pro rata distribution of 80 percent of the outstanding shares of Enova common stock to Cash America’s shareholders of record as of 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution. Each Cash America shareholder of record will receive one share of Enova common stock for every [—] shares of Cash America common stock held on the record date. The distribution will be made in electronic book-entry form, which means that no physical share certificates will be issued. Instead, the transfer agent will aggregate fractional shares of Enova into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds from the sale of all of such whole shares pro rata to each holder who would otherwise have been entitled to receive fractional shares of Enova in the distribution.

The separation will provide Cash America shareholders with ownership interests in both Cash America and Enova. The distribution does not require shareholder approval, and you do not need to take any action to receive your shares of Enova common stock. Cash America’s common stock will continue to trade on the New York Stock Exchange under the ticker symbol “CSH.” Enova intends to apply to list its common stock on the New York Stock Exchange under the ticker symbol “ENVA.”

The enclosed information statement, which we are mailing to all Cash America shareholders, describes the separation and the distribution in detail and contains important information about Enova, including its historical consolidated financial statements. We urge you to read this information statement carefully.

Thank you for your continued support of Cash America.

Sincerely,

Daniel R. Feehan

President and Chief Executive Officer

Cash America International, Inc.

[—], 2014

To the Future Stockholders of Enova International, Inc.:

The team at Enova is proud of its history of innovation and its strong financial and operating performance since the launch of its online business in 2004. We appreciate your past support and look forward to your continued interest in Enova as a stockholder of the new independent public company that we expect to be listed on the New York Stock Exchange under the ticker symbol “ENVA.”

We use advanced technology and analytics to provide lending products to people who may not otherwise have access to credit. We believe our use of technology and analytics to drive our lending decisions and our strong team of top talent provide distinct competitive advantages for us. In 2013, Enova extended approximately $2.6 billion in credit to borrowers. We currently offer or arrange loans to customers in 34 states in the United States and in the United Kingdom, Australia and Canada. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in the United States to serve the needs of small businesses. We have a keen focus on product innovation and have been an industry leader in the development of new loan products that deliver advantages for borrowers. In recent years, this innovation has allowed us to diversify our product mix such that our line of credit and installment loan products are now a bigger part of our business than our short-term loan products.

At Enova, we strive to be trustworthy and transparent in our lending and customer service practices to help borrowers choose the right type of loan and the right lender for their individual needs. We own and operate several direct to borrower online brands including “CashNetUSA,” “NetCredit” and “Headway Capital” in the United States, “QuickQuid,” “QuickQuid FlexCredit,” “Pounds to Pocket,” and “OnStride” in the United Kingdom, “DollarsDirect” in Australia and Canada, and “Simplic” in Brazil. Our ability to identify underserved segments in a market and develop products and brands that connect customers with the credit they need is one of our core capabilities.

You will be investors in Enova, and we will do our best to transparently communicate our business plans and performance and introduce you to our people and our culture. The enclosed materials provide more details about Enova. If you have questions about anything, you can email me at ceo@enova.com.

Sincerely,

David Fisher

President and Chief Executive Officer

Enova International, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated [—], 2014)

Information Statement

Distribution of Common Stock of

ENOVA INTERNATIONAL, INC.

This information statement is being furnished in connection with the distribution by Cash America International, Inc., or Cash America, of 80 percent of the shares of common stock of Enova International, Inc., or Enova, outstanding immediately prior to the distribution. To implement the distribution, Cash America will distribute shares of Enova common stock on a pro rata basis to the holders of Cash America common stock. Each of you, as a holder of Cash America common stock, will receive one share of Enova common stock for every [—] shares of Cash America common stock that you held at 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution. Following the distribution, Enova will hold, through its subsidiaries, the assets and liabilities associated with Cash America’s e-commerce business, which consists of its domestic and international online lending channels through which we offer consumer loans.

The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Cash America will not distribute any fractional shares of Enova. Instead, the transfer agent will aggregate fractional shares of Enova into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares of Enova in the distribution. The number of shares of Cash America common stock that you currently own will not change as a result of the distribution.

The distribution will occur on [—], 2014. Immediately after the distribution is completed, Enova will be an independent, publicly traded company. It is expected that the distribution will generally be tax-free to Cash America shareholders for United States federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

No vote of the shareholders of Cash America is required in connection with the distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

Cash America shareholders will not be required to pay any consideration for the shares of Enova common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Cash America common stock or take any other action in connection with the distribution. From and after the distribution, certificates representing Cash America common stock will continue to represent Cash America common stock. At that time, Cash America’s business will consist solely of its storefront retail services business, which is also referred to as its Retail Services Division or its retail services segment.

All of the outstanding shares of Enova common stock are currently owned by Cash America. There currently is no public trading market for Enova common stock. Enova intends to apply to list its common stock on the New York Stock Exchange under the ticker symbol “ENVA.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for Enova common stock will develop on or shortly before the record date for the distribution and will continue up to and including the date the distribution occurs, and we anticipate that the “regular-way” trading of Enova common stock will begin on the first day of trading following the date the distribution occurs.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 25 OF THIS INFORMATION STATEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

The date of this information statement is [—], 2014.

Cash America first mailed this information statement to Cash America shareholders on or about [—], 2014.

NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms throughout this information statement to refer to the items indicated:

•	The term “Adjusted EBITDA” means our net income excluding depreciation, amortization, interest, foreign currency transaction gains or losses, taxes and certain other expense items. Adjusted EBITDA is a financial measure that is not in conformity with generally accepted accounting principles in the United States, or GAAP, which we refer to as non-GAAP financial information. See “Selected Historical Financial and Other Data” for a reconciliation of Adjusted EBITDA, a non-GAAP measure, to Net Income for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and for the six months ended June 30, 2013 and 2014, and “Summary Historical and Pro Forma Condensed Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to Net Income for the LTM Period (as defined below). Enova management believes Adjusted EBITDA is used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. Adjusted EBITDA is also useful to investors to help assess our estimated enterprise value. In addition, management believes that the adjustments for certain expense items are useful to investors to allow them to compare our financial results during the periods presented without the effect of those expense items. The computation of Adjusted EBITDA as presented may differ from the computation of similarly-titled measures provided by other companies.

•	“Cash America” refers to Cash America International, Inc., a Texas corporation, and, where appropriate in context, to one or more of its subsidiaries or all of them together, including Enova prior to the distribution and excluding Enova after the distribution.

•	The term “distribution” refers to the distribution of 80 percent of the outstanding shares of Enova common stock outstanding immediately prior to the distribution date by Cash America to shareholders of Cash America as of the record date.

•	The term “distribution date” means the date on which the distribution occurs.

•	The term “e-commerce business” or “e-commerce segment” refers to the operations of Cash America’s E-Commerce Division, which is composed of Cash America’s domestic and international online lending channels through which it offers or arranges consumer loans. In connection with the preparation for the proposed initial public offering of Enova’s common stock in 2011 and 2012, which has since been abandoned, substantially all assets and liabilities related to the e-commerce business that were not previously held by Enova or its subsidiaries were transferred to Enova or its subsidiaries at that time.

•	“Enova” refers to Enova International, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries or all of them taken together.

•	The term ‘‘LTM Period’’ means the last twelve-month period ended June 30, 2014.

•	The term “online financial services business” refers to the assets and liabilities associated with Cash America’s domestic and international e-commerce businesses, all of which are operated under Enova and its subsidiaries.

•	The term “retail services business” or “retail services segment” refers to all of the operations of Cash America’s Retail Services Division, which is composed of both domestic and international storefront locations that offer some or all of the following services: pawn loans, consumer loans, the purchase and sale of merchandise, check cashing and other ancillary products and services such as money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Immediately following the distribution, Cash America’s business will consist solely of the retail services business, together with Cash America’s corporate operations.

•	The term “separation” refers to the separation of the e-commerce business from Cash America’s retail services business.

•	The term “transaction” means any transaction whereby a customer is provided credit, whether through direct funding of a loan originated by us, through a loan funded by an unaffiliated lender in connection with our credit services organization and credit access business programs and certain other relationships with third-party lenders that we arrange and guarantee, and includes new loans, renewals (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge) and each advance on a line of credit; in some instances in the United Kingdom, customers agree to repay a new short-term consumer loan by making two or three finance charge payments with repayment of the amount loaned due with the last finance charge payment, and in these cases we consider the obligation to make the first payment as a new short term consumer loan and the obligation to make additional payments as renewals of that loan because the customer pays a finance charge when each payment is made, similar to a renewed loan.

•	“We,” “us,” “our” and “company,” unless the context requires otherwise, refer to Enova, the entity that holds, through its subsidiaries, the assets and liabilities associated with Cash America’s e-commerce business, as described above.

•	All references to $’s in this information statement represent U.S. dollars, unless expressly stated otherwise (and foreign currencies have been converted to U.S. dollars as described in Note 1 to our consolidated financial statements for the year ended December 31, 2013 contained elsewhere herein).

INFORMATION STATEMENT SUMMARY

This summary highlights selected information from this information statement relating to Enova’s separation from Cash America and the distribution of Enova common stock by Cash America to Cash America’s shareholders. For a more complete understanding of our business and the separation and the distribution, you should read the entire information statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page [—] of this information statement, and our audited and unaudited consolidated financial statements, our unaudited pro forma consolidated financial statements and the respective notes to those statements appearing elsewhere in this information statement.

Why Cash America Sent This Document to You

Cash America sent this document to you because you were a holder of Cash America common stock as of 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution of shares of Enova common stock. In the distribution, holders of Cash America common stock on the record date for the distribution will receive one share of Enova common stock for every [—] shares of Cash America common stock owned. The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Cash America will not distribute any fractional shares of Enova to shareholders. Instead, the transfer agent will aggregate fractional shares of Enova into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares of Enova in the distribution.

No action is required on your part to participate in the distribution, and you do not have to surrender or exchange your shares of Cash America common stock or pay cash or any other consideration to receive the shares of Enova common stock. From and after the distribution, certificates representing Cash America common stock will continue to represent Cash America common stock, which at that point will consist solely of the remaining businesses of Cash America that comprise the Retail Services Division. The number of shares of Cash America common stock that you currently own will not change as a result of the distribution.

This information statement describes the business of Enova, Enova’s relationship with Cash America and how this transaction affects Cash America and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Enova common stock that you will receive in the distribution.

Enova’s Business

Company Overview

Enova is a leading provider of online financial services. In 2013, we extended approximately $2.6 billion in credit to borrowers. We currently offer or arrange loans to customers in 34 states in the United States and in the United Kingdom, Australia and Canada. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in the United States to serve the needs of small businesses. We use our proprietary technology, analytics and customer service capabilities to quickly evaluate, underwrite and fund loans, allowing us to offer consumers credit when and how they want it. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial services because of their limited access to more traditional consumer credit from banks, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our products are convenient, quick and often less expensive than other available alternatives.

We were an early entrant into online lending, launching our online business in 2004, and have completed over 27 million transactions and collected approximately 12 terabytes of consumer behavior data since launch, allowing us to better analyze and underwrite our specific customer base. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs, our dedication to customer service and our talented employees. We have developed a proprietary underwriting system based on data we have collected over our ten years of online lending experience. This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer pursuant to jurisdiction-specific regulations and to provide customers with their funds quickly and efficiently. Our systems closely monitor loan collection and portfolio performance data that we use to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

Our flexible and scalable technology platform allows us to process and complete customers’ transactions quickly and efficiently. In 2013, we processed approximately 4.9 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve through both desktop and mobile platforms. Our highly customizable technology platform allows us to efficiently develop and deploy new products to adapt to evolving regulatory requirements and consumer preference, and to enter new markets quickly.

We have significantly diversified our business over the past several years and currently offer or arrange multiple loan products in the United States, the United Kingdom, Australia, Canada, China and Brazil. The loan products that we offer or arrange include short-term loans, installment loans and line of credit accounts. We generated revenue and Adjusted EBITDA of $816.8 million and $209.4 million, respectively, for the LTM Period. In 2012, we launched a new product in the United States designed to serve near-prime customers and recently we introduced a similar product in the United Kingdom. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in the United States to serve the needs of small businesses. These new products are intended to allow us to further diversify our product offerings, customer base and geographic scope. In 2013, we derived 51.7% of our total revenue from the United States and 48.3% of our total revenue internationally, with 97.4% of international revenue (representing 47.1% of our total revenue) generated in the United Kingdom. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion of the changes in our U.K. operations and our expectations for our U.K. business going forward.

Our online loans provide customers with a deposit of funds to their bank account or debit card in exchange for a commitment to repay the amount deposited plus fees and/or interest. We originate, arrange, guarantee or purchase short-term consumer loans, installment loans and line of credit accounts.

•	Short-term consumer loans. We offer or arrange short-term, small-denomination consumer loans in 24 states in the United States, the United Kingdom and Canada. Short-term loans are unsecured short-term loans written by us or by a third-party lender through our credit services organization and credit access business programs, which we refer to as our CSO programs, that we arrange and guarantee. Short-term loans generally have terms of seven to 90 days, with proceeds promptly deposited in the customer’s bank account or on a debit card in exchange for a pre-authorized debit from their account. Our short-term consumer loans contributed approximately 33.8% of our total revenue for the six months ended June 30, 2014, 50.9% in 2013, 69.6% in 2012 and 83.4% in 2011.

•	Installment loans. We offer unsecured multi-payment installment loan products in the United Kingdom and Australia and in 14 states in the United States. Generally, terms are between two and 12 months, but certain loans have available terms up to 60 months. Our installment loan products generally have higher principal amounts than short-term loans and are repaid in installments of both principal and interest over the term of the loan. These loans may be repaid early at any time with no prepayment charges. Our installment loans contributed approximately 30.1% of our total revenue for the six months ended June 30, 2014, 26.6% in 2013, 19.1% in 2012 and 10.0% in 2011.

•	Line of credit accounts. We offer unsecured line of credit accounts in seven states in the United States and in the United Kingdom that allow customers to draw on the line of credit in increments of their choosing up to their credit limits. Customers may pay off their account balance in full at any time or make required minimum payments in accordance with the terms of the line of credit account. As long as the customer’s account is in good standing and has credit available, customers may continue to borrow on their line of credit. Our line of credit accounts contributed approximately 36.1% of our total revenue for the six months ended June 30, 2014, 22.3% in 2013, 11.1% in 2012 and 6.4% in 2011.

•	Pilot Programs. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country as described below. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in six states in the United States to serve the needs of small businesses.

We currently provide our services in the following countries:

•	United States. We began our online business in the United States in May 2004. As of the date of this information statement, we provide services in 34 states under the names CashNetUSA at www.cashnetusa.com, NetCredit at www.netcredit.com and Headway Capital at www.headwaycapital.com.

•	United Kingdom. We provide our services in the United Kingdom under the names QuickQuid at www.quickquid.co.uk, QuickQuid FlexCredit at www.quickquidflexcredit.co.uk, Pounds to Pocket at www.poundstopocket.co.uk and OnStride Financial at www.onstride.co.uk. We began our QuickQuid short-term consumer loan business in July 2007, our Pounds to Pocket installment loan business in September 2010, our QuickQuid FlexCredit line of credit account business in March 2013 and our OnStride Financial near-prime installment loan business in April 2014.

•	Australia. We began providing services in Australia in May 2009, where we provide services under the name DollarsDirect at www.dollarsdirect.com.au.

•	Canada. We began providing services in Canada in October 2009. As of the date of this information statement, we provide services in the provinces of Ontario, British Columbia, Alberta and Saskatchewan under the name DollarsDirect at www.dollarsdirect.ca.

•	China. We launched a pilot program in China in late July 2014 where we have entered into a joint venture with a third party lender where the third party lender makes loans in accordance with applicable laws at www.youxinyi.cn. Our plans for China will largely depend on our results from this pilot program.

•	Brazil. We launched a pilot program in Brazil on June 30, 2014, where we arrange loans for a third party lender in accordance with applicable laws under the name Simplic at www.simplic.com.br. We also guarantee the payment of these loans by agreeing to purchase the loans from the third-party lender under certain circumstances. Our plans for Brazil will largely depend on our results from this pilot program.

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. This growth in product offerings and geographic markets has resulted in significant revenue diversification.

Our Industry

The Internet has transformed how consumers shop for and acquire products and services. According to International Data Corporation, global Internet usage increased 51% from 2009 to 2013, from 1.8 billion to 2.7 billion users, and is expected to increase an additional 33%, to 3.5 billion users, by 2017. As Internet accessibility has grown, a number of traditional financial services such as banking, bill payment and investing have become widely available online. A recent study by CFI Group found that approximately 82% of bank customers in a United States sample used their bank’s website at least once in the last 30 days. This level of use highlights the extent to which consumers now accept the Internet for conducting their financial transactions and are willing to entrust their financial information to online companies. Moreover, the CFI Group study suggests that bank customers are actually more likely to bank online than at a branch. We believe the increased acceptance of online financial services has led to an increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24/7 availability, speed of funding and transparency of fees and interest.

We use the Internet to serve the large and growing number of underbanked consumers who have bank accounts but use alternative financial services because of their limited access to more traditional consumer credit from banks, credit card companies and other lenders. Demand from these consumers has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for working-class individuals. The necessity for alternative financial services was highlighted by a 2011 report from The National Bureau of Economic Research, which found that half of the Americans surveyed reported that it is unlikely that they would be able to gather $2,000 to cover a financial emergency, even if given a month to obtain funds.

We believe that consumers seek online lending services for numerous reasons, including because they often:

•	prefer the simplicity, transparency and convenience of these services;

•	require access to financial services outside of normal banking hours;

•	have an immediate need for cash for financial challenges and unexpected expenses;

•	have been unable to access certain traditional lending or other credit services;

•	seek an alternative to the high cost of bank overdraft fees, credit card and other late payment fees and utility late payment fees or disconnect and reconnection fees; and

•	wish to avoid potential negative credit consequences of missed payments with traditional creditors.

Competitive Strengths

We believe that the following competitive strengths position us well for continued growth:

•	Significant operating history and first mover advantage. As an early entrant in the online lending sector, we have accumulated approximately 12 terabytes of customer data from more than 27 million transactions during the past ten years. This database allows us to market to a customer base with an established borrowing history as well as to better evaluate and underwrite new customers, leading to better loan performance. In order to develop a comparable database, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios. Additionally, we are licensed in all jurisdictions which require licensing and believe that it would be difficult and time consuming for a new entrant to obtain such licenses. We have also created strong brand recognition over our ten year operating history and we continue to invest in our brands, such as CashNetUSA, NetCredit, Pounds to Pocket, QuickQuid, DollarsDirect, QuickQuid FlexCredit, OnStride Financial and Headway Capital, to further increase our visibility.

•	Proprietary analytics, data and underwriting. We have developed a fully integrated decision engine that evaluates and rapidly makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles more than 100 algorithms and over 1,000 variables. These algorithms are constantly monitored, validated, updated and optimized to continuously improve our operations. Our proprietary models are built on ten years of lending history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from multiple third-party sources. Since we designed our system specifically for our specialized products, we believe our system provides more predictive assessments of future loan behavior than traditional credit assessments, such as Fair Isaacs Corporation, or FICO, and therefore, results in better evaluation of our customer base.

•	Scalable and flexible technology platform. Our proprietary technology platform is designed to be powerful enough to handle the large volume of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory requirements. This platform has enabled us to achieve significant growth over the last ten years as we have expanded both our product offerings and the geographic markets we serve. We began offering installment loans in the United States and United Kingdom in 2008 and 2010, respectively, and added line of credit products in the United States and United Kingdom in 2010 and 2013, respectively. We have experienced significant growth in these products, with revenue contribution from installment and line of credit products increasing from 11.7% of total revenue in 2010 to 48.9% of total revenue in 2013 and 66.1% of total revenue for the six months ended June 30, 2014. Similarly, total revenue contribution from our international operations, primarily in the United Kingdom, has grown at a compound annual growth rate of 73.8%, from $40.5 million, or 15.9% of total revenue in 2009, to $369.8 million, or 48.3% of total revenue in 2013. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward. Due to the scalability of our platform, we were able to achieve this growth without significant investment in additional infrastructure, and over the past three years capital expenditures have averaged only 2.6% of revenue per year. We expect our advanced technology and underwriting platform to help continue to drive significant growth in our business.

•	Focus on consumer experience. We believe that alternative credit consumers are not adequately served by traditional lenders. To better serve these consumers, we use customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups. Our call center teams receive training on a regular basis and are monitored by quality assurance managers. We believe customers who wish to access credit again often return to us because of our dedication to customer service, the transparency of our fees and interest charges and our adherence to trade association “best practices.”

•	Diligent regulatory compliance. We conduct our business in a highly regulated industry. We are focused on regulatory compliance and have devoted significant resources to comply with laws that apply to us, while we believe many of our online competitors have not. We tailor our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations and renewals or extensions, loan amounts, disclosures and underwriting requirements. Our compliance experience and proprietary technology platform allow us to launch new products and to enter new geographic regions with a focus on compliance with applicable laws and customer protection. We are members of industry trade groups, including the Online Lenders Alliance in the United States and the Consumer Finance Association in the United Kingdom, which have promulgated “best practices” for our industry that we have adopted. The flexibility of our online platform enables us to rapidly adapt our products as necessary to comply with changes in regulation, without the need for costly and time consuming retraining of store-based employees and other expenses faced by our storefront competitors.

•

Proven history of growth and profitability. Over the last five years, we grew our net consumer loans, which are the gross outstanding balances for our consumer loans carried in the consolidated balance sheets net of the allowance for estimated loan losses, at a compound annual growth rate of 49.5%, from $60.8 million as of December 31, 2009 to $303.5 million as of December 31, 2013. Over the same period, our revenue grew at a compound annual growth rate of 31.6%, from $255.0 million in 2009 to $765.3 million in 2013, while Adjusted EBITDA grew at a compound annual growth rate of 36.3%, from $47.0 million to $162.2 million. Adjusted EBITDA has further improved to $209.4 million during the LTM Period. Adjusted EBITDA margin has likewise improved, increasing over 700 basis points from 18.4% of revenue in 2009 to 25.6% of revenue for the LTM Period. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

•	Talented, highly educated employees. We believe we have one of the most skilled and talented teams of professionals in the industry. Our employees have exceptional educational backgrounds, with numerous post-graduate and undergraduate degrees in science, technology, engineering and mathematics fields. We hire and develop top talent from graduate and undergraduate programs at institutions such as Carnegie Mellon University, Northwestern University and the University of Chicago. The extensive education of our team is complemented by the experience our leadership team obtained at leading technology firms and financial services companies such as Intel, optionsXpress, First American Bank and JPMorgan Chase.

Growth Strategy

•	Increase penetration in existing markets through direct marketing. We believe that we have reached only a small number of the potential customers for our products and services in the markets in which we currently operate. We continue to focus on our direct customer acquisition channels, with direct marketing (traditional and digital) generating more than 52% of our new customer transactions in 2013, as compared to 32% in 2009. We believe these channels will ultimately allow us to reach a larger customer base at a lower acquisition cost than the traditional online lead purchasing model. Additionally, as our smaller and less sophisticated competitors, both online and storefront, struggle to adapt to both regulatory developments and evolving consumer preference, we believe we have the opportunity to gain significant market share.

•	Expand globally to reach new markets. We are building on our global reach by entering new markets, particularly in Latin America and Asia. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. We believe that these countries have significant populations of underserved consumers. When pursuing geographic expansion, factors we consider include, among others, whether there is (i) widespread Internet usage, (ii) an established and interconnected banking system and (iii) government policy that promotes the extension of credit. Our recent launches in China and Brazil, as well as our launches into the United Kingdom in 2007 and Australia and Canada in 2009, demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 0.9% of our total revenue, to $369.8 million in 2013, or 48.3% of our total revenue. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

•	Introduce new products and services. We plan to attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single-payment consumer loans to installment loans and line of credit accounts, using our analytics expertise and our flexible and scalable technology platform. In 2012, we launched NetCredit, a longer duration installment loan product for near-prime consumers in the United States, and we launched OnStride Financial, a similar near-prime product, in the United Kingdom in April 2014. In late July 2014 we launched Headway Capital, a pilot program for a new line of credit product in the United States that serves the needs of small businesses. In addition, we intend to continue to evaluate and offer new products and services that complement our online specialty financial services in order to meet the growing needs of our consumers, both in the United States and internationally.

Credit Agreement and Financing

Our outstanding indebtedness consists of:

•	an unsecured revolving line of credit in an aggregate principal amount of up to $75 million, or the revolving line of credit; and

•	$500 million in aggregate principal amount of 9.75% Senior Notes due 2021, or the Notes.

We entered into our Credit Agreement for our revolving line of credit on May 14, 2014, or the Credit Agreement. Our Credit Agreement allows us to borrow, repay and re-borrow funds up to an aggregate principal amount of $75 million and also includes a $20 million sub-limit for commercial and stand-by letters of credit. Our Credit Agreement will mature on June 30, 2017. However, if our guarantees of Cash America’s indebtedness and other material Cash America debt in excess of $1.0 million are not released and terminated on or before March 31, 2015, our Credit Agreement will instead mature on March 31, 2015. Our guarantees of Cash America’s indebtedness will be released upon completion of the distribution. The revolving line of credit under the Credit Agreement was undrawn as of June 30, 2014.

On May 30, 2014, we issued and sold the Notes. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. The Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act. We used all of the net proceeds of the Note offering to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of a dividend to Cash America on May 30, 2014. See “Certain Relationships and Related-Party Transactions—Historical Relationship with Cash America” for additional information regarding the dividend paid to Cash America on May 30, 2014.

See “Financing Arrangements” for additional information regarding our outstanding indebtedness and our guarantees of Cash America’s indebtedness.

Recent Developments—Developments in Our Business in the United Kingdom

During the six-month periods ended June 30, 2014 and June 30, 2013 and the twelve-month period ended December 31, 2013, our U.K. operations generated 45.7%, 48.6% and 47.1%, respectively, of our consolidated total revenue. Recent regulatory changes in the United Kingdom will significantly affect future results from our U.K. operations as described below.

In the United Kingdom, supervision of consumer credit was transferred on April 1, 2014 to the Financial Conduct Authority, or the FCA, and pursuant to new legislation, the FCA is authorized to adopt prescriptive rules and regulations. On February 28, 2014, the Consumer Credit Sourcebook was issued under the FCA Handbook and incorporates prescriptive regulations for lenders such as us, including mandatory affordability assessments on borrowers, limiting the number of rollovers to two, restricting how lenders can advertise, banning advertisements it deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority (which provides a creditor the ability to directly debit a customer’s account for payment when authorized by the customer to do so) to pay off a loan. We are in frequent communication with the FCA in an effort to demonstrate that we satisfy the expectations of the FCA, and we have made and are continuing to make significant modifications to many of our business practices to address the FCA’s requirements. These modifications include adjustments to our affordability assessment practices and underwriting standards that govern who will qualify for a loan from us, reductions in certain maximum loan amounts, alterations to advertising practices and adjustments to collections processes (including our practices related to continuous payment authority) and debt forbearance processes (or our practices regarding customers who have indicated they are experiencing financial difficulty). In addition, we previously have not had a physical presence in the United Kingdom as business functions have been performed remotely from our facilities in the United States. In order to alleviate concerns in relation to our ability to presently demonstrate to the FCA that we are capable of being effectively supervised, we are establishing an office in the United Kingdom.

In connection with implementing these changes to our U.K. business, we expect a significant year-over-year decrease in our U.K. loan volume, U.K. loan balances and U.K. revenue for the remainder of 2014 and potentially into 2015 as a result of adapting our U.K. business practices in response to the requirements of the FCA. The implementation of stricter affordability assessments and underwriting standards will result in a decrease in the number of consumer loans written, the average consumer loan amount and the total amount of consumer loans written to new and returning customers. Additionally, we will experience an increase in compliance- and administrative-related costs for the United Kingdom, but the overall expenses of our U.K. business (including our cost of revenue) are expected to decrease as our U.K. business contracts. The ultimate impact of the changes we are making to our U.K. operations will be dependent on a number of factors (some of which may be unforeseen), including the effectiveness of our execution of the operational changes, the impact the FCA’s requirements may have on our competitors that could result in a potential increase in our market share, and consumer reaction to the changes occurring to our services, among other things. The impact potentially could also be offset by an improved performance of our U.K. consumer loan portfolio as a result of stricter affordability assessments and underwriting standards being implemented, which is expected to result in lower consumer loan loss rates, and by continued strong demand for the online loan products we offer in the U.S. and other markets. We are still assessing the potential impact of the changes we are making to our U.K. operations and what effect such changes may have on our business, but the impact of these changes is likely to be significant for the balance of 2014 and potentially into 2015.

On July 15, 2014, the FCA issued a consultation paper that proposed a cap on the total cost of high-cost, short-term credit and requested comments on the proposal. The consultation paper proposed a maximum rate of 0.8% of principal per day, and the proposal limits the total fees, interest (including post-default interest) and charges (including late fees which are capped at £15) to an aggregate amount not to exceed 100% of the principal amount loaned. The FCA has requested comments on the proposal and is expected to issue a final rule in November 2014. The final rule on a cost of credit cap will likely become effective by January 2, 2015, as required by the 2013 amendment to the Financial Services and Markets Act 2000. If the final rule adopted by the FCA is comparable to the proposed rule, we will need to make additional changes to certain of the products we offer in the United Kingdom, including increasing the minimum monthly payment under our line of credit products offered in the United Kingdom. We are still assessing the full impact of the potential cost of credit cap changes as they are currently proposed; however, after we have made all of the other changes to our U.K. business described above, we do not currently expect the impact of the modifications made to address a final cost of credit rule that is comparable to the proposed parameters to be significant.

The results for the six-month period ended June 30, 2014 do not include the full impact of the changes described above, and the results for the six-month period ended June 30, 2013 and the twelve-month period ended December 31, 2013 do not include any impact of the changes described above. The results for each of these periods are not indicative of our future results of operations and cash flows from our operations in the United Kingdom. For recent developments related to the FCA, including concerns that have been expressed by the FCA regarding our compliance with U.K. legal and regulatory requirements, such as the requirement that our business be capable of being effectively supervised by the FCA given our location outside the United Kingdom and compliance with FCA rules and principles relating to affordability assessments and debt collection and forbearance processes, see “Risk Factors—Risks Related to Our Business and Industry—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” “—Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom” and “—The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market.”

Corporate Information

We were incorporated under the laws of the State of Delaware on September 7, 2011. On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America had engaged in its e-commerce business prior to the contribution in exchange for 33 million shares of our common stock. Our principal executive offices are located at 200 W. Jackson Blvd., Suite 2400, Chicago, Illinois 60606, and our telephone number is (312) 568-4200. Our corporate website is located at www.enova.com. The information contained on or accessible from our websites is not incorporated by reference into this information statement, and you should not consider information on or accessible from our websites as part of this information statement.

Market and Industry Data

The market and industry data contained in this information statement, including trends in our markets and our position within such markets, are based on a variety of sources, including our good faith estimates, which are derived from our review of internal surveys, information obtained from customers and publicly available information, as well as from independent industry publications, reports by market research firms and other published independent sources. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this information statement were prepared on our or Cash America’s behalf.

Questions and Answers about the Separation and the Distribution

Q: Why is Cash America separating its e-commerce business from its retail services business?

A: Cash America has two reportable operating segments: retail services and e-commerce. Cash America’s retail services segment is composed of both domestic and international storefront locations that offer some or all of the following services: pawn loans, consumer loans, the purchase and sale of merchandise, check cashing and other ancillary services such as money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Cash America’s e-commerce segment is composed of domestic and international online lending channels through which we offer loan products. The e-commerce segment is operated by Enova. The Board of Directors and management of Cash America believe that the separation of the two operating segments and the distribution of 80% of the outstanding shares of our common stock will allow each company to pursue a more focused, industry-specific strategy; enable the management of each company to concentrate resources wholly on its particular market segments, regulatory requirements, customers and core businesses, with greater ability to anticipate and respond to changing markets and opportunities; and allow each company to recruit and retain employees with expertise directly applicable to its needs.

See “The Separation and the Distribution—Reasons for the Separation and the Distribution” included elsewhere in this information statement.

Q: How will Cash America accomplish the separation and the distribution?

A: Enova or its subsidiaries hold substantially all of the assets and liabilities associated with Cash America’s e-commerce segment. In the distribution, Cash America will distribute to its shareholders 80 percent of the outstanding shares of Enova’s common stock. See “The Separation and the Distribution—Manner of Effecting the Separation and the Distribution” included elsewhere in this information statement.

Q: What will I receive as a result of the distribution?

A: Holders of Cash America common stock will receive one share of Enova common stock for every [—] shares of Cash America common stock held at 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution. The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Cash America will not distribute any fractional shares of Enova. Instead, the transfer agent will aggregate fractional shares of Enova into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares of Enova in the distribution.

Q: What is the record date for the distribution, and when will the distribution occur?

A: The record date is [—], 2014, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that time and date. Cash America will distribute shares of Enova common stock on [—], 2014, which we refer to as the distribution date.

Q: Is shareholder approval required for the distribution?

A: Shareholder approval is not required for the distribution. The distribution of Enova will be accomplished by distributing the shares of Enova common stock to holders of Cash America common stock as a dividend. Accordingly, the dividend of the shares of Enova common stock will be approved by the Cash America Board of Directors pursuant to its statutory authority under Texas law to declare and pay a dividend.

Q: What do I have to do to receive my shares of Enova common stock?

A: Nothing. You do not need to take any action, but we urge you to read this entire document carefully, particularly the discussion set forth under “Risk Factors.” No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. You are not required to make any payment, surrender or exchange any of your shares of Cash America common stock or take any other action to receive your shares of Enova common stock.

Q: When and how will I receive my shares of Enova common stock?

A: If your Cash America shares are registered directly in your own name with Cash America’s transfer agent, including Cash America shares held in certificate form, then you are considered a shareholder of record. If you are a record holder and are entitled to participate in the distribution, then you will receive a book-entry account statement from Cash America’s transfer agent reflecting ownership of Enova shares. Your account statement reflecting the Enova shares will be mailed to you on or about [—], 2014. You should allow several days for the mail to reach you.

If you hold your Cash America shares through your broker or other nominee, you are probably not a shareholder of record and your receipt of Enova shares depends on your arrangements with your broker or other nominee that holds your Cash America shares for you. Cash America anticipates that brokers and other nominees generally will credit their customers’ accounts with Enova shares on or about [—], 2014, but you should check with your broker or other nominee. See “The Separation and the Distribution—When and How You Will Receive the Distribution of Enova Shares.”

Q: How will shares of Enova common stock be distributed to me and will I receive a stock certificate for Enova shares?

A: Cash America will distribute the shares of Enova common stock by book-entry. If you are a record holder of Cash America common stock as of 5:00 p.m., Eastern Time, on the record date then you will receive from our transfer agent shortly after [—], 2014, a statement of your book-entry account for the shares of Enova common stock that are distributed to you. You will not receive physical stock certificates for your shares of Enova common stock. If you are not a record holder of Cash America common stock as of 5:00 p.m., Eastern Time, on the record date because your shares are held on your behalf by your broker or other nominee, then your shares of Enova common stock should be credited to your account with your broker or nominee on or about [—], 2014. For more information, record holders in the United States should contact Cash America’s transfer agent, Computershare, at (800) 546-5141. Shareholders from outside the United States may call Computershare at (201) 680-6578. See “The Separation and the Distribution—When and How You Will Receive the Distribution of Enova Shares.”

Q: How will fractional shares be treated in the distribution?

A: Cash America will not distribute any fractional shares of Enova common stock to Cash America shareholders. Fractional shares of Enova common stock to which Cash America shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share of Enova in the distribution. See “The Separation and the Distribution—Treatment of Fractional Shares.” Proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his, her or its own tax adviser as to such shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q: What are the conditions to the distribution?

A: The distribution is subject to a number of conditions, including, among others:

•	the U.S. Securities and Exchange Commission, or the SEC, declaring effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	any required actions and filing with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted;

•	the shares of Enova common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	prior to the distribution, the information statement will have been mailed to the holders of Cash America common stock as of the record date;

•	the receipt of a private letter ruling from the Internal Revenue Service, or IRS, by Cash America in form and substance satisfactory to Cash America in its sole discretion to the effect that the retention by Cash America of up to 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(a)(1)(D)(ii) of the Internal Revenue Code of 1986, as amended, or the Code, and such private letter ruling shall not have been revoked or modified in any material respect;

•	the receipt of an opinion from tax counsel to Cash America to the effect that the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355(a) of the Code;

•	the receipt of an opinion from an independent financial advisor to the Board of Directors of Cash America confirming the solvency and financial viability of Cash America before the distribution and each of Cash America and Enova after the distribution that is in form and substance acceptable to Cash America’s Board of Directors in its sole discretion;

•	no order, injunction, decree or regulation issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	all licenses and filings necessary to be obtained or made by Enova have been obtained or made;

•	any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect;

•	the Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Stockholder’s and Registration Rights Agreement, Credit Underwriting Services Agreement, Marketing and Customer Referral Agreement and other ancillary agreements to be entered into between Cash America and Enova upon or prior to the distribution, as required by Cash America’s Board of Directors in its judgment, will have been entered into between Cash America and Enova and will not have been terminated; see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America;”

•	no other event or development existing or having occurred that, in the judgment of Cash America’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions; and

•	approval of the separation and distribution by the affirmative vote of Cash America’s Board of Directors.

Cash America and Enova cannot assure you that any or all of these conditions will be met. In addition, Cash America can decline at any time to go forward with the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and the Distribution—Conditions to the Distribution.”

Q: Can Cash America decide to cancel the distribution even if all of the conditions have been satisfied?

A: Yes. Until the distribution has occurred, Cash America has the right to terminate the distribution, even if all the conditions have been satisfied, if the Board of Directors of Cash America determines that the distribution is not in the best interest of Cash America and its shareholders or that market conditions or other circumstances are such that the separation of Enova and Cash America is no longer advisable at that time.

Q: If I sell shares of Cash America stock that I held on the record date on or before the distribution date am I still entitled to receive shares of Enova common stock in the distribution?

A: Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in Cash America common stock: a “regular way” market and an “ex-distribution” market. Shares of Cash America common stock that trade on the regular way market will trade with an entitlement to receive shares of Enova common stock to be distributed in the distribution. Shares of Cash America that trade on the ex-distribution market will trade without an entitlement to receive shares of Enova common stock to be distributed in the distribution, so that holders who sell their shares of Cash America common stock after the record date but before the distribution date in the “ex-distribution market” will still be entitled to receive shares of Enova common stock even though they have sold their shares of Cash America common stock after the record date. Therefore, if you owned shares of Cash America common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. You are encouraged to consult with your financial adviser regarding the specific implications of selling your Cash America common stock prior to the distribution date.

Q: Will the distribution affect the number of shares of Cash America I currently hold?

A: No. The number of shares of Cash America common stock held by a shareholder will be unchanged. The market value of each Cash America share, however, is likely to decline to reflect the impact of the distribution. See “The Separation and the Distribution—Results of the Separation and the Distribution” included elsewhere in this information statement.

Q: What if I have stock certificates reflecting my shares of Cash America common stock? Should I send them to the transfer agent or to Cash America?

A: No. You should not send your stock certificates to the transfer agent or to Cash America. You should retain your Cash America stock certificates.

Q: Will my shares of Cash America common stock continue to trade?

A: Yes. Cash America common stock will continue to be listed and trade on the NYSE under the ticker symbol “CSH.”

Q: Will the distribution affect the market price of my Cash America shares?

A: Yes. As a result of the distribution, Cash America expects the trading price of Cash America’s common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the e-commerce business held by Enova. Cash America believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, the Cash America common stock and the Enova common stock should have a higher aggregate market value as compared to what the market value of Cash America common stock would be if the separation and distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one Cash America common share and [—] share[s] of Enova common stock after the distribution may be equal to, greater than or less than the trading price of one Cash America common share before the distribution. See “The Separation and the Distribution—Market for Our Common Stock” and “—Trading Between the Record Date and the Distribution Date.” Furthermore, until the market has fully analyzed the value of Enova and Cash America after the distribution, Cash America may experience more stock price volatility than usual.

Q: Where will my shares of Enova common stock be traded?

A: We intend to apply to list the shares of Enova common stock on the New York Stock Exchange under the ticker symbol “ENVA” following the completion of the distribution. See “The Separation and the Distribution— Market for Our Common Stock.”

Q: When will I be able to trade my shares of Enova common stock?

A: There is no current trading market for Enova common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution date. We expect “regular-way” trading of Enova common stock to begin on the first trading day following the completion of the distribution.

Q: What is Enova’s dividend policy?

A: We do not anticipate that Enova will pay any dividends on its common stock in the foreseeable future. The future payment of dividends, if any, on Enova’s common stock is within the discretion of Enova’s Board of Directors and will depend on Enova’s earnings, capital requirements, financial condition and other relevant factors. In addition, the terms of the Notes and Enova’s Credit Agreement limit Enova’s ability to pay future dividends.

Q: What are the U.S. federal income tax consequences of the distribution to me?

A: The distribution is conditioned upon, among other matters, Cash America’s receipt of a private letter ruling from the IRS in form and substance satisfactory to Cash America in its sole discretion, to the effect that the retention by Cash America of up to 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(a)(1)(D)(ii) of the Code and the receipt of tax opinions from Cash America’s tax advisors that the distribution will qualify as a tax-free distribution by Cash America to its shareholders under Section 355(a) of the Code.

Cash America has applied for a private letter ruling from the IRS, and expects to receive an opinion from its special tax counsel, to the effect that the distribution will so qualify. On the basis that the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of Enova common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares.

You should consult your own tax adviser as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information, see “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement.

Q: How will I determine the tax basis I will have in my Cash America shares after the distribution and the Enova shares I receive in the distribution?

A: Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of Cash America common stock and the shares of Enova common stock you receive in the distribution (including any fractional share for which cash is received) will equal the aggregate basis of Cash America common stock held by you immediately before the distribution. This aggregate basis should be allocated between your shares of Cash America common stock and the shares of Enova common stock you receive in the distribution (including any fractional share for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q: How will Enova be managed?

A: Prior to the distribution, in an amendment to this information statement, we will disclose the additional directors who will serve on our Board of Directors following the separation from Cash America. See “Corporate Governance and Management” for information regarding our executive officers and board members.

Q: What will happen to the short- and long-term incentive compensation programs of Enova employees that were established by Cash America under its short- and long-term incentive plans?

A: Following the separation, we expect that the cash-based short-term incentive plans established by Cash America’s Compensation Committee for our officers and certain employees for 2014 will continue to be effected under substantially the same terms as originally established by Cash America, and we will pay amounts earned under the 2014 short-term incentive plan. We do not intend to adjust the terms of the outstanding short-term cash incentive plans for 2014, which are based on our performance in 2014, although certain adjustments to the financial targets may be made to reflect the different costs and expenses of our operating as a separate company.

With the exception of our Chief Executive Officer, none of our executive officers or employees have outstanding equity-based awards relating to Cash America common stock. Our Chief Executive Officer’s equity-based award grant relating to shares of Cash America common stock will vest upon completion of the distribution or January 29, 2015, whichever occurs first. As a result, there will be no special treatment required for equity-based awards relating to Cash America stock granted to our executive officers and employees.

Cash-based performance unit awards that were granted to our officers and certain other employees as long-term incentive compensation in 2012, 2013 and 2014 that are scheduled to vest within twelve months from the date of the separation will instead become vested on the effective date of the separation, with the vested value to be paid in cash. Any remaining portion of these cash-based performance unit awards that are scheduled to vest more than twelve months after the date of our separation, if any, will be terminated. The value of these cash-based performance awards that vest on the effective date of the termination will be determined based on our earnings before interest, taxes, depreciation and amortization, adjusted for certain items, subject to achievement of certain thresholds that must be met. For more information see “The Separation and the Distribution—Treatment of Short- and Long-term Incentive Compensation.”

Q: What will the relationship be between Cash America and Enova after the separation and distribution?

A: Following the distribution, Enova will be an independent, publicly owned company, and Cash America will retain 20 percent of the outstanding common stock of Enova. In connection with the separation and the distribution, Enova will enter into a Separation and Distribution Agreement and several other agreements with Cash America for the purpose of both effecting the separation and governing the relationship of Cash America and Enova following the separation. Enova also will enter into a Stockholder’s and Registration Rights Agreement with Cash America pursuant to which, among other things, Enova will agree that, upon the request of Cash America, it will use its best efforts to effect the registration under applicable securities laws of the shares of common stock retained by Cash America. We describe these agreements in more detail under “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America” included elsewhere in this information statement.

Q: What does Cash America intend to do with the shares of Enova common stock that it retains?

A: Cash America will dispose of its retained shares of Enova (other than the shares retained for delivery under Cash America’s long-term incentive plans) as soon as practical consistent with the business reasons for the retention, but in no event later than five years after the distribution.

The holders of outstanding unvested restricted stock units, or RSUs, vested deferred RSUs, unvested deferred RSUs and certain deferred shares payable to Cash America’s directors relating to Cash America common stock under Cash America’s long-term incentive plans will be entitled to receive shares of Enova on or after the distribution date in the same ratio of the shareholders of Cash America with vesting and payment schedules consistent with the terms underlying the applicable Cash America equity awards. Cash America intends to reserve approximately [•] shares of our common stock from the 20% of our common stock that it retains, representing approximately [•]% of our outstanding shares, for delivery to holders of such awards or rights to deferred shares.

Q: How will Cash America vote the shares of Enova common stock that it retains?

A: Cash America will agree to vote the shares of Enova common stock that it retains in proportion to the votes cast by Enova’s other stockholders and to grant Enova a proxy with respect to such shares. For additional information see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Stockholder’s and Registration Rights Agreement” included elsewhere in this information statement.

Q: What are Enova’s financing arrangements?

A: Our outstanding indebtedness consists of our revolving line of credit and the Notes.

We entered into our Credit Agreement for our revolving line of credit on May 14, 2014. Our Credit Agreement allows us to borrow, repay and re-borrow funds up to an aggregate principal amount of $75 million and also includes a $20 million sub-limit for commercial and stand-by letters of credit. Our Credit Agreement will mature on June 30, 2017. However, if our guarantees of Cash America’s indebtedness and other material Cash America debt in excess of $1.0 million are not released and terminated on or before March 31, 2015, our Credit Agreement will instead mature on March 31, 2015. Our guarantees of Cash America’s indebtedness will be released upon completion of the distribution. Interest on the loans borrowed under the Credit Agreement will be charged, at our option, at either the London Interbank Offered Rate, or LIBOR, for one week or one-, two-, three- or six-month periods, as selected by us, plus a margin varying from 2.50% to 3.75% or at the agent’s base rate plus a margin varying from 1.50% to 2.75%. The revolving line of credit under the Credit Agreement was undrawn as of June 30, 2014.

On May 30, 2014, we issued and sold the Notes. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. The Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act. We used all of the net proceeds of the Note offering, or $479.0 million, to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of a dividend to Cash America on May 30, 2014. See “Certain Relationships and Related-Party Transactions—Historical Relationship with Cash America” for additional information regarding dividends paid to Cash America.

See “Financing Arrangements” for additional information regarding our outstanding indebtedness and our guarantees of Cash America’s indebtedness.

Q: Are there risks to owning Enova common stock?

A: Yes. There are risks associated with Enova’s business, the separation and the distribution, the incurrence by Enova of its indebtedness, and Enova’s operation as an independent, publicly traded company. These risks are described in the section entitled “Risk Factors” included elsewhere in this information statement. We encourage you to read that entire section carefully.

Q: Will any anti-takeover protections exist following the distribution?

A: Certain provisions of Enova’s amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making the acquisition of control of Enova in a transaction not approved by our Board of Directors more difficult. See “Description of Capital Stock—Anti-Takeover Provisions.”

Q: Do I have appraisal rights in connection with the distribution?

A: No. Holders of Cash America common stock are not entitled to appraisal rights in connection with the distribution.

Q: Where can I get more information?

A: If you have any questions relating to the transfer or mechanics of the stock distribution, you should contact the distribution agent:

Computershare

211 Quality Circle

Suite 210

College Station, TX 77845

            -or-

P.O. Box 30170

College Station, TX 77842-3170

(800) 546-5141 or (201) 680-6578

For other questions relating to the separation or the distribution, prior to the distribution, or for questions relating to Cash America’s stock after the distribution, you should contact Cash America’s investor relations department:

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

(800) 645-0623

Attention: Director of Investor Relations

For other questions relating to the separation or the distribution, after the distribution, you should contact Enova’s Vice President—Chief Financial Officer:

Enova International, Inc.

200 W. Jackson Blvd., Suite 2400

Chicago, Illinois 60606

(312) 568-4200

Attention: Vice President—Chief Financial Officer

The Separation and the Distribution

Distributing Company	Cash America is currently the sole stockholder of Enova. Immediately after the distribution, Cash America will own 20 percent of the outstanding shares of Enova’s common stock.

Distributed Company	Enova is currently a wholly-owned subsidiary of Cash America. After the distribution, Enova will be an independent, publicly traded company.

Distribution Ratio	One share of Enova common stock for every [—] shares of Cash America common stock held on the record date.

Shares to be Distributed	Cash America will distribute 80 percent of the shares of Enova common stock outstanding immediately before the distribution. Based on approximately [—] shares of Cash America common stock outstanding as of [—], 2014, assuming distribution of 80 percent of our common stock and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), we expect that approximately 26,400,000 shares of Enova common stock will be distributed to Cash America shareholders and approximately 6,600,000 shares of Enova common stock will be retained by Cash America.

Record Date for Distribution	The record date for the distribution is 5:00 p.m. Eastern Time on [—], 2014.

Distribution Date	The distribution date is [—], 2014.

Fractional Shares	The distribution agent will not distribute any fractional shares of Enova common stock to Cash America shareholders. Instead, it will aggregate fractional shares of Enova into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares of Enova in the distribution. Cash America shareholders will not be entitled to any interest on the amount of any payment made in lieu of a fractional share.

Distribution Method	The distribution will be made in electronic book-entry form, without delivery of any physical share certificates. Registered shareholders will receive additional information from the distribution agent shortly before the distribution date. Beneficial holders will receive information from their brokerage firms.

Conditions to the Distribution	The distribution is subject to the satisfaction, or waiver by Cash America, of the following conditions, among others:

•

The Securities and Exchange Commission, or the SEC, will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	Enova’s common stock will have been approved for listing on the NYSE, subject to official notice of issuance.

•	Prior to the distribution, the information statement will have been mailed to the holders of Cash America common stock as of the record date.

•	Cash America will have received a private letter ruling from the IRS in form and substance satisfactory to Cash America in its sole discretion, to the effect that the retention by Cash America of up to 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(a)(1)(D)(ii) of Code, and such private letter ruling shall not have been revoked or modified in any material respect.

•	Cash America will have received an opinion of its special tax counsel, in a form satisfactory to Cash America, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) of the Code.

•	the receipt of an opinion from independent financial advisor to the Board of Directors of Cash America confirming the solvency and financial viability of Cash America before the distribution and each of Cash America and Enova after the distribution that is in form and substance acceptable to Cash America’s Board of Directors in its sole discretion.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	All licenses and filings necessary to be obtained or made by Enova have been obtained or made.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•

The Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Stockholder’s and Registration Rights Agreement, Credit Underwriting Services Agreement, Marketing and Customer Referral Agreement and other ancillary agreements to be entered into between Cash America and Enova upon or prior to the distribution, as required by Cash America’s Board of Directors in its judgment, will have been entered into between Cash America and Enova and will not have been terminated. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America.”

•	No other event or development existing or having occurred that, in the judgment of Cash America’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

•	Approval of the separation and distribution by the affirmative vote of Cash America’s Board of Directors.

Stock Exchange Listing	There currently is not a public market for Enova common stock. We intend to apply to list Enova common stock on the NYSE under the symbol “ENVA.”

Dividend Policy after the Distribution	After the distribution, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” included elsewhere in this information statement.

Distribution Agent, Transfer Agent and Registrar for Our Shares of Common Stock	Computershare

211 Quality Circle

Suite 210

College Station, TX 77845

            -or-

P.O. Box 30170

College Station, TX 77842-3170

(800) 546-5141 or (201) 680-6578

U.S. Federal Income Tax Consequences	On the basis that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes, no gain or loss will be recognized by a shareholder of Cash America, and no amount will be included in the income of a shareholder of Cash America for U.S. federal income tax purposes, upon the receipt of shares of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial data for the periods indicated. The data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from, and should be read together with, the consolidated financial statements for such years and accompanying notes thereto included elsewhere in this information statement, which statements have been audited by PricewaterhouseCoopers LLP. The data as of and for the six-month periods ended June 30, 2014 and 2013 have been derived from, and should be read together with, the unaudited interim consolidated financial statements that are included elsewhere in this information statement and that, in our opinion, include all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such information. The data for the LTM Period was calculated by subtracting the unaudited data for the six-month period ended June 30, 2013 from the data for the year ended December 31, 2013, and adding the unaudited data for the six-month period ended June 30, 2014.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements for the year ended December 31, 2013 and the related notes included elsewhere in this information statement.

(In thousands, except per share)
	SIX MONTHS ENDED JUNE 30,		LTM ENDED JUNE 30, 2014	YEAR ENDED DECEMBER 31,
	2014	2013		2013	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Income Data:
Revenue	$409,947	$358,455	$816,815	$765,323	$660,928	$480,340

Cost of Revenue	133,276	138,158	310,170	315,052	288,474	201,687

Gross Profit	276,671	220,297	506,645	450,271	372,454	278,653

Expenses
Marketing	59,306	58,069	136,573	135,336	108,810	73,329
Operations and technology	35,008	34,546	71,238	70,776	63,505	52,371
General and administrative	51,358	43,888	91,890	84,420	72,690	65,401
Depreciation and amortization	8,434	9,028	16,549	17,143	13,272	11,263

Total Expenses	154,106	145,531	316,250	307,675	258,277	202,364

Income from Operations	122,565	74,766	190,395	142,596	114,177	76,289
Interest expense	(12,065)	(9,829)	(22,024)	(19,788)	(20,996)	(17,420)
Foreign currency transaction loss	(400)	(286)	(1,290)	(1,176)	(342)	(487)

Income before Income Taxes	110,100	64,651	167,081	121,632	92,839	58,382
Provision for income taxes	39,416	23,415	59,595	43,594	33,967	21,350

Net Income	$70,684	$41,236	$107,486	$78,038	$58,872	$37,032

Earnings Per Share:
Earnings per common share, basic and diluted	$2.14	$1.25	$3.26	$2.36	$1.78	$1.12
Weighted average common shares outstanding, basic and diluted	33,000	33,000	33,000	33,000	33,000	33,000
Pro forma Statement of Income Data: (a)
Pro forma net income	$61,626			$57,092
Pro forma earnings per share	$1.87			$1.73

(In thousands, except per share)
	SIX MONTHS ENDED JUNE 30,		LTM ENDED JUNE 30, 2014	YEAR ENDED DECEMBER 31,
	2014	2013		2013	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Other Financial Data:
Adjusted EBITDA (b)	$130,999	$83,794	$209,444	$162,239	$131,328	$87,552
Capital expenditures	$6,828	$4,846	$16,854	$14,872	$17,872	$15,073
Gross profit margin	67.5%	61.5%	62.0%	58.8%	56.4%	58.0%
Adjusted EBITDA margin (b)	32.0%	23.4%	25.6%	21.2%	19.9%	18.2%
Domestic revenue	$217,873	$178,933	$434,489	$395,549	$334,066	$254,752
International revenue	$192,074	$179,522	$382,326	$369,774	$326,862	$225,588
Number of employees (at period end)	1,079	1,023	1,079	1,027	993	872
Balance Sheet Data (at period end):
Cash and cash equivalents (c)	$79,785	$50,210	$79,785	$47,480	$37,548	$34,411
Consumer loans, net (c)	$291,966	$232,930	$291,966	$303,467	$228,390	$162,985
Total assets (c)	$727,613	$620,674	$727,613	$692,152	$612,868	$529,740
Long-term debt (d)	$493,863	$397,894	$493,863	$424,133	$427,889	$410,964
Total stockholder’s equity (d)	$122,432	$132,854	$122,432	$173,048	$97,416	$41,849
Other Operating Data:
Combined consumer loan balances, gross
Short-term loans (e)	$95,055	$157,306	$95,055	$122,165	$194,679	$182,939
Installment loans	177,211	130,217	177,211	179,230	121,570	60,213
Line of credit accounts	122,409	58,071	122,409	125,802	42,700	21,648

Total combined consumer loan balances, gross (e)	$394,675	$345,594	$394,675	$427,197	$358,949	$264,800

(a)	Derived from our unaudited pro forma consolidated statements of income for the year ended December 31, 2013 and the six months ended June 30, 2014, which are included elsewhere in the information statement and gives effect to the issuance of the Notes and Credit Agreement and the resulting repayment of all of our intercompany indebtedness due to Cash America and the payment of a dividend to Cash America as if these transactions had occurred as of January 1, 2013 and 2014, respectively. See “Unaudited Pro Forma Consolidated Financial Statements.”
(b)	The table below shows a reconciliation of Adjusted EBITDA, a non-GAAP measure, to Net Income and Adjusted EBITDA as a percentage of total revenue, which is Adjusted EBITDA margin (dollars in thousands):

	SIX MONTHS ENDED JUNE 30,		LTM ENDED JUNE 30, 2014	YEAR ENDED DECEMBER 31,
	2014	2013		2013	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$70,684	$41,236	$107,486	$78,038	$58,872	$37,032
Regulatory penalty (1)	—	—	2,500	2,500	—	—
Withdrawn IPO (2)	—	—	—	—	3,879	—
Interest expense, net	12,065	9,829	22,024	19,788	20,996	17,420
Provision for income taxes	39,416	23,415	59,595	43,594	33,967	21,350
Depreciation and amortization	8,434	9,028	16,549	17,143	13,272	11,263
Foreign currency transaction loss	400	286	1,290	1,176	342	487

Adjusted EBITDA	$130,999	$83,794	$209,444	$162,239	$131,328	$87,552

Revenue	$409,947	$358,455	$816,815	$765,323	$660,928	$480,340
Adjusted EBITDA	$130,999	$83,794	$209,444	162,239	131,328	87,552

Adjusted EBITDA margin	32.0%	23.4%	25.6%	21.2%	19.9%	18.2%

(1)	On November 20, 2013, Cash America consented to the issuance of a Consent Order by the CFPB pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and us, to pay a civil money penalty of $5 million, of which we and Cash America agreed to allocate $2.5 million of this penalty to us, or the Regulatory Penalty. For the year ended December 31, 2013, this figure represents the amount paid in connection with the Regulatory Penalty, which is nondeductible for tax purposes.
(2)	For the year ended December 31, 2012, this figure represents costs of $3.9 million, net of tax benefit of $1.5 million, related to our withdrawn Registration Statement in July 2012 in connection with efforts in pursuit of an initial public offering.

(c)	Cash and cash equivalents, Consumer loans, net, and Total assets as of December 31, 2011 were revised to correct the classification of cash and accounts payable and to correct for consumer loans that had not funded as of the balance sheet date. The correction resulted in a decrease in cash and cash equivalents of $3.7 million, a decrease in consumer loans, net of $1.0 million and a decrease in accounts payable and accrued expenses of $4.7 million as of December 31, 2011. Management determined that the impact on previously issued financial statements was immaterial; however, management determined it was appropriate to correct the presentation for the year ended December 31, 2011.
(d)	Long-term debt and total stockholder’s equity as of December 31, 2011 were revised to correct the classification of certain net equity transactions with Cash America. Management determined that the impact on previously issued financial statements was immaterial; however, management determined it was appropriate to correct the presentation herein. The correction resulted in increases of $0.1 million to long-term debt and $0.3 million to total stockholder’s equity as of December 31, 2011.
(e)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosure—Combined Consumer Loans” for additional information about combined consumer loans. The table below shows combined consumer loan balances, a non-GAAP measure, which is composed of Company-owned consumer loan balances as reported on our consolidated balance sheets and consumer loans originated by third party lenders through the CSO programs that are not included in our financial statements but are disclosures required by GAAP. The amounts in the table below reflect the revision amounts from (c) above (in thousands):

	JUNE 30,		DECEMBER 31,
	2014	2013	2013	2012	2011
	(Unaudited)	(Unaudited)
Short-term loan balances, gross:
Company owned	$60,140	$121,890	$80,753	$146,472	$140,178
Guaranteed by the Company	34,915	35,416	41,412	48,207	42,761

Combined	$95,055	$157,306	$122,165	$194,679	$182,939

Total consumer loan balances, gross:
Company owned	$359,760	$310,178	$385,785	$310,742	$222,039
Guaranteed by the Company	34,915	35,416	41,412	48,207	42,761

Combined	$394,675	$345,594	$427,197	$358,949	$264,800

RISK FACTORS

You should carefully consider each of the following risks, together with all of the other information in this information statement, in evaluating our common stock. Some of the following risks relate to the distribution of our common stock, including the effect of such distribution on Cash America. Other risks relate to our business, our indebtedness, the securities markets and ownership of our common stock. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the following risks and uncertainties develop into actual events, we could be materially and adversely affected. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business is highly regulated, and if we fail to comply with applicable laws, regulations, rules and guidance, our business could be adversely affected.

Our products and services are subject to extensive regulation, supervision and licensing under various federal, state, local and foreign statutes, ordinances, regulations, rules and guidance. These requirements generally mandate licensing or authorization as a lender or as a credit services organization or credit access business, or CSO, establish limits on the amount, duration, renewals or extensions of and charges for (including interest rates and fees) various categories of loans, direct the form and content of our loan contracts and other documentation, restrict collection practices, outline underwriting requirements and subject us to periodic examination and ongoing supervision by regulatory authorities, among other things. Because short-term loans, installment loans and line of credit accounts, such as those provided by us, are viewed as extensions of credit in the United States, we must comply with certain federal laws, such as the federal Truth in Lending Act, or TILA, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Gramm-Leach-Bliley Act and Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, among other laws, and with respect to our CSO programs, the Fair Debt Collection Practices Act, as well as regulations adopted to implement those laws. In addition, our marketing and disclosure efforts and the representations made about our products and services are subject to unfair and deceptive practice statutes, including the Federal Trade Commission Act, the Telephone Consumer Protection Act and the CAN-SPAM Act of 2003 in the United States and analogous state statutes under which the Federal Trade Commission, or the FTC, the Consumer Financial Protection Bureau, or the CFPB, state attorneys general or private plaintiffs may bring legal actions.

We are also subject to various international laws, licensing or authorization requirements and disciplinary actions in connection with the products or services we offer in Australia, China, Brazil, Canada, and the United Kingdom, which are discussed below. Compliance with applicable laws, regulations, rules and guidance requires forms, processes, procedures, training, controls and the infrastructure to support these requirements. Compliance may also create operational constraints, be costly or adversely affect operating results. See “Regulation and Legal Proceedings” for further discussion of the laws applicable to us.

The regulatory environment in which we conduct our business is extensive and complex. From time to time we become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations or applicable contracts. Determinations of compliance with applicable requirements or contracts, such as those discussed above, can be highly technical and subject to varying interpretations. When we become aware of such an instance, whether as a result of our compliance reviews, regulator inquiry, customer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, making customer refunds or providing additional disclosure. We also evaluate whether reports or other notices to regulators are required and provide notice to regulators whenever required. In some cases we have decided to take corrective action even after applicable statutory or regulatory cure periods, and in some cases we have notified regulators even where such notification may not have been required. Regulators reviewing such incidents may interpret the laws and regulations differently than we have, or may choose to take regulatory action against us notwithstanding the corrective measures we have taken. This may be the case even if we no longer offer the product or service in question.

State, federal and international regulators, as well as the plaintiffs’ bars, have subjected our industry to intense scrutiny in recent years. Failure to comply with applicable laws, regulations, rules and guidance, or any finding that our past forms, practices, processes, procedures, controls or infrastructure were insufficient or not in compliance, could subject us to regulatory enforcement actions, result in the assessment against us of civil, monetary, criminal or other penalties (some of which could be significant in the case of knowing or reckless violations), result in the issuance of cease and desist orders (which can include orders for restitution, as well as other kinds of affirmative relief), require us to refund interest or fees, result in a determination that certain loans are not collectible, result in a revocation of licenses or authorization to transact business, result in a finding that we have engaged in unfair and deceptive practices, limit our access to services provided by third-party financial institutions or cause damage to our reputation, brands and valued customer relationships.

Our failure to comply with any regulations, rules or guidance applicable to our business could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations.

The consumer lending industry continues to be targeted by new laws or regulations in many jurisdictions that could restrict the short-term consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations.

Governments at the national, state and local levels, as well as foreign governments, may seek to impose new laws, regulatory restrictions or licensing requirements that affect the products or services we offer, the terms on which we may offer them, and the disclosure, compliance and reporting obligations we must fulfill in connection with our business. They may also interpret or enforce existing requirements in new ways that could restrict our ability to continue our current methods of operation or to expand operations, impose significant additional compliance costs, and may have a negative effect on our business, prospects, results of operations, financial condition and cash flows. In some cases these measures could even directly prohibit some or all of our current business activities in certain jurisdictions, or render them unprofitable and/or impractical to continue.

In recent years, consumer loans, and in particular the category commonly referred to as “payday loans,” which includes certain of our short-term loan products, have come under increased regulatory scrutiny that has resulted in increasingly restrictive regulations and legislation that makes offering such loans in certain states in the United States or the foreign countries where we operate (as further described below) less profitable or unattractive. Laws or regulations in some states in the United States require that all borrowers of certain short-term loan products be reported to a centralized database and limit the number of loans a borrower may receive or have outstanding. Other laws limit the availability of some of our consumer loan products in the United States to active duty military personnel, active members of the National Guard or members on active reserve duty and their immediate dependents.

Certain consumer advocacy groups and federal and state legislators and regulators have advocated that laws and regulations should be tightened so as to severely limit, if not eliminate, the type of loan products and services we offer, and this has resulted in both the executive and legislative branches of the U.S. federal government and state governmental bodies exhibiting an interest in debating legislation that could further regulate consumer loan products and services such as those that we offer. The U.S. Congress, as well as similar state and local bodies and similar foreign governmental authorities, have debated, and may in the future adopt, legislation that could, among other things, place a cap on the interest or fees that we can charge or a cap on the effective annual percentage rate that limits the amount of interest or fees that may be charged, ban or limit loan renewals or extensions (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge), including the rates to be charged for loan renewals or extensions, require us to offer an extended payment plan, allow for only minimal origination fees for loans, require changes to our underwriting or collections practices, require short-term lenders to be bonded or require lenders to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity, impose “cooling off” periods between the time a loan is paid off and another loan is obtained or prohibit us from providing any of our consumer loan products in the United States to active duty military personnel, active members of the National Guard or members on active reserve duty and their immediate dependents.

Significant new laws and regulations have also been adopted in the United Kingdom, and further new laws and regulations will continue to be imposed. See “—The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market.”

We cannot currently assess the likelihood of any future unfavorable federal, state, local or foreign legislation or regulations being proposed or enacted that could affect our products and services. We closely monitor proposed legislation in jurisdictions where we offer consumer loan products. Additional legislative or regulatory provisions could be enacted that could severely restrict, prohibit or eliminate our ability to offer a consumer loan product. In addition, under statutory authority, U.S. state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that could adversely affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to obtain new licenses or renew the licenses we hold.

Furthermore, legislative or regulatory actions may be influenced by negative perceptions of us and our industry, even if such negative perceptions are inaccurate, attributable to conduct by third parties not affiliated with us (such as other industry members), or attributable to matters not specific to our industry.

Any of these or other legislative or regulatory actions that affect our consumer loan business at the national, state, foreign and local level could, if enacted or interpreted differently, have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations.

The Consumer Financial Protection Bureau has examination authority over our U.S. consumer lending business that could have a significant impact on our U.S. business.

In July 2010, the U.S. Congress passed the Dodd-Frank Act, and Title X of the Dodd-Frank Act created the CFPB, which regulates U.S. consumer financial products and services, including consumer loans offered by us. The CFPB has regulatory, supervisory and enforcement powers over providers of consumer financial products and services, such as us, including explicit supervisory authority to examine and require registration of such providers.

The CFPB has begun exercising supervisory review over and examining certain non-bank providers of consumer financial products and services, including providers of consumer loans such as us. The CFPB’s examination authority permits CFPB examiners to inspect the books and records of providers of short-term, small dollar lenders, such as us, and ask questions about their business practices, and the examination procedures include specific modules for examining marketing activities; loan application and origination activities; payment processing activities and sustained use by consumers; collections, accounts in default, and consumer reporting activities as well as third-party relationships. As a result of these examinations of non-bank providers of consumer credit, we could be required to change our practices or procedures, whether as a result of another party being examined or as a result of an examination of us, or we could be subject to monetary penalties, which could materially adversely affect us.

Furthermore, because the CFPB is a relatively new entity, its practices and procedures regarding examination, enforcement and other matters relevant to us and other CFPB-regulated entities are subject to further development and change. Where the CFPB holds powers previously assigned to other regulators, the CFPB may not continue to apply such powers or interpret relevant concepts consistent with previous regulators’ practice. This may adversely affect our ability to anticipate the CFPB’s expectations or interpretations in our interaction with the CFPB.

The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices and to investigate and penalize financial institutions that violate this prohibition. In addition to having the authority to obtain monetary penalties for violations of applicable federal consumer financial laws (including the CFPB’s own rules), the CFPB can require remediation of practices, pursue administrative proceedings or litigation and obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief). Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We are subject to a Consent Order issued by the Consumer Financial Protection Bureau, and any noncompliance would materially adversely affect our business.

On November 20, 2013, Cash America consented to the issuance of a Consent Order by the CFPB pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and us, to pay a civil money penalty of $5 million. Cash America also agreed to set aside $8 million for a period of 180 days to fund any further payments to eligible Ohio customers in connection with Cash America’s program to reimburse certain Ohio customers in connection with legal collections proceedings initiated by Cash America, or the Ohio Reimbursement Program. The Consent Order also relates to issues self-disclosed to the CFPB during its 2012 examination of Cash America and us, including the making of a limited number of loans to consumers who may have been active duty members of the military at the time of the loan at rates in excess of the interest rate permitted by the federal Military Lending Act, for which we have made refunds of approximately $33,500; for certain failures to timely provide and preserve records and information in connection with the CFPB’s examination of us and Cash America; for certain conduct in the examination process; and certain conduct giving rise to the Ohio Reimbursement Program initiated by Cash America. In addition, as a result of the CFPB’s review, we are in the process of enhancing our compliance management programs and implementing additional policies and procedures to address the issues identified by the CFPB. We are also required to provide periodic reports to the CFPB. We are subject to the restrictions and obligations of the Consent Order, including the CFPB’s order that we ensure compliance with federal consumer financial laws and develop more robust compliance policies and procedures. These new policies, procedures and other initiatives are in many cases subject to review and potential objection by the CFPB, and no guarantee can be made regarding the timing, substance or effect of any such measures the CFPB may decide to take. Furthermore, the compliance plan mandated by the Consent Order requires us to perform a formal consumer protection compliance risk review before introducing or implementing new or changed products or services. This requirement could result in additional delay or cost when introducing or implementing new or changed products or services, or a decision not to proceed with such initiatives. Any noncompliance with the Consent Order or similar orders or agreements from other regulators could lead to further regulatory penalties and could have a material adverse impact on our business, prospects, results of operations, financial condition and cash flows and could prohibit or directly or indirectly impair our ability to continue current operations.

The CFPB has announced that it will soon promulgate new rules affecting the consumer lending industry, and these or subsequent new rules and regulations may significantly restrict the conduct of our U.S. consumer lending business.

On April 24, 2013, the CFPB issued a report entitled “Payday Loans and Deposit Advance Products: A White Paper of Initial Findings,” indicating that it had “engaged in an in-depth review of short-term small dollar loans, including payday loans.” The report discusses the initial findings of the CFPB regarding short-term payday loans, a category which the CFPB and some other regulators use to include certain of our short-term loan products, loans provided by non-bank financial institutions at storefront locations and deposit account advances offered by depository institutions. While the CFPB’s study stated that “these products may work for some consumers for whom an expense needs to be deferred for a short period of time,” the CFPB also stated that its “findings raised substantial consumer protection concerns” related to the sustained use of payday loans and deposit account advances. The report also indicated that the CFPB planned to analyze the effectiveness of limitations such as cooling-off periods between payday loans, “in curbing sustained use and other harms.” In furtherance of that report, on March 25, 2014, the CFPB held a hearing on payday lending and issued a report entitled “CFPB Data Point: Payday Lending,” presenting “the results of several analyses of consumers’ use of payday loans.” The report presents the CFPB’s findings as to borrowers’ loan sequences, which refers to a series of loans a borrower may take out following an initial loan. The CFPB found that payday borrowing typically involves multiple renewals following an initial loan, rather than distinct loans separated by at least 15 days. The report states that for the majority of loan sequences, there is no reduction in the principal amount between the first and last loan in the sequence. In the reports and subsequent statements, the CFPB reiterated its commitment to use its various tools to protect consumers from unlawful acts and practices in connection with the offering of consumer financial products and services. Both the April 24, 2013 white paper and the March 25, 2014 report indicated that online payday loans were not the focus of the CFPB’s reports, but the CFPB has indicated that it is currently analyzing borrowing activity by consumers using online payday loans.

The CFPB announced that it is in the late stages of considering the formulation of rules regarding consumer loans, including certain of our short-term loan products, that will ensure that consumers can get the credit they need without long-term impact to their financial futures. These rules will likely impose limitations on payday lending. We do not currently know the nature and extent of the rules that the CFPB will adopt, but those rules could be proposed during 2014 and adopted in 2015. If the CFPB adopts any rules or regulations that significantly restrict the conduct of our business, any such rules or regulations could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows or could make the continuance of all or part of our U.S. business impractical or unprofitable. Any new rules or regulations adopted by the CFPB could also result in significant compliance costs.

The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market.

In the United Kingdom, we are subject to regulation by the Financial Conduct Authority, or the FCA, the Financial Services and Markets Act 2000, or the FSMA, the European Union Consumer Credit Directive, the Consumer Credit Act 1974, as amended, or the CCA, and secondary legislation passed under it, among other rules and regulations. In December 2012, the U.K. Parliament passed the Financial Services Act 2012, or the FSA Act 2012, which created a new regulatory framework for the supervision and regulation of the consumer credit industry in the United Kingdom, including the consumer lending industry in which we operate. The FSA Act 2012 mandated that, in April 2014, the FCA take over responsibility for regulating consumer credit from the Office of Fair Trading, or the OFT, and it also made changes to the relevant legislation including the CCA and the FSMA. During the period of transition of regulatory responsibility over consumer credit from the OFT to the FCA, the OFT continued to regulate consumer credit, including the short-term loan market.

The FCA regulates consumer credit and related activities pursuant to the FSMA and the FCA Handbook, which includes prescriptive rules and regulations and carries across many of the standards set out in the CCA and its secondary legislation as well as the OFT’s previous Irresponsible Lending Guidance, or the Guidance. The regulations under the FCA consumer credit regime are more prescriptive than the former U.K. consumer credit regime. The FSMA gives the FCA the power to authorize, supervise, examine and bring enforcement actions against providers of consumer credit, as well as to make rules for the regulation of consumer credit. On February 28, 2014, the FCA issued the Consumer Credit Sourcebook, or the CONC, contained in the FCA Handbook. The CONC incorporates prescriptive regulations for consumer loans such as those that we offer, including mandatory affordability checks on borrowers, limiting the number of rollovers to two, restricting how lenders can advertise, banning advertisements it deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority (which provides a creditor the ability to directly debit a customer’s account for payment when authorized by the customer to do so) to pay off a loan. Certain provisions of the CONC took effect on April 1, 2014, and other provisions for high-cost short-term credit providers, such as the limits on rollovers, continuous payment authority and advertising, took effect on July 1, 2014. As a result of the FCA’s requirements, we have made, and are in the process of making significant adjustments to many of our business practices in the United Kingdom, as discussed below under “—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant.”

In addition, on December 18, 2013, the United Kingdom passed the Financial Services (Banking Reform) Act, which includes an amendment to the FSMA that requires the FCA to introduce rules “with a view to securing an appropriate degree of protection for borrowers against excessive charges” on “high-cost short-term” consumer loans. On July 15, 2014, the FCA issued a consultation paper proposing a cap on the total cost of credit and requesting comments on the proposal. The consultation paper proposed a maximum rate of 0.8% of principal per day, and the proposal limits the total fees, interest (including post-default interest) and charges (including late fees which are capped at £15) to an aggregate amount not to exceed 100% of the principal amount loaned. The FCA has requested comments on the proposal and is expected to issue a final rule in November 2014. The final rule on a cost of credit cap will likely become effective by January 2, 2015, as required by the 2013 amendment to the FSMA. As a result, we will need to change certain of the products that we offer, including increasing the minimum monthly payment under our line of credit products in the United Kingdom. We are still assessing the full impact of the potential cost of credit cap changes as they are currently proposed and what effect such changes may have on our business, prospects, results of operations, financial condition and cash flows; however, after we have made all of the other changes to our U.K. business discussed below under “—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” we do not currently expect the impact of the modifications made to address a final cost of credit rule that is comparable to the proposed parameters to be significant. The final rule that is adopted by the FCA may not have similar parameters as the proposed rule, and if the final rule is more restrictive, we could have to make additional modifications to the products we offer in the United Kingdom or cease offering such products. Any changes we make to our U.K. business as a result of the final rule could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

The FCA has stated that actions taken by it with respect to the payday industry will likely force a quarter or more of the firms out of the industry. During the six-month periods ended June 30, 2014 and June 30, 2013 and the twelve-month period ended December 31, 2013, our U.K. operations represented 45.7%, 48.6% and 47.1%, respectively, of our consolidated total revenue. The results for the six-month period ended June 30, 2014 and the year ended December 31, 2013 do not include the full impact of the changes described above, and the results for the six-month period ended June 30, 2013 do not include any impact of the changes described above. The results for each of these periods are not indicative of our future results of operations and cash flows from our operations in the United Kingdom.

These legislative or regulatory activities and changes that we have implemented or are required to implement in the future as a result of such legislative and regulatory activities could have a material adverse effect on our U.K. business, as further described below under “—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” and “—Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom.”

Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom.

We have obtained interim permission from the FCA to provide consumer credit and perform related activities. We are required to apply for and obtain full authorization from the FCA to continue to provide consumer credit. In order to obtain full authorization, and as a threshold condition to maintaining our interim permission to provide consumer credit in the United Kingdom, we are required to demonstrate that we satisfy, and will continue to satisfy, certain minimum standards set out in the FSMA, including certain specified “threshold conditions,” and this may result in additional costs to us that could be significant. As a “threshold condition” to maintaining our interim permission and to obtaining and retaining full authorization, the FCA must be satisfied that we can be “effectively supervised” by the FCA, as this term is defined in the FSMA. The FCA has informed us that it has concerns that we cannot presently be “effectively supervised” given our structure with all of our operations conducted outside of the United Kingdom. We have historically performed substantially all of our U.K. business operations from the United States, as business functions have been performed remotely from our U.S. facilities. In order to alleviate the FCA’s concerns in relation to our ability to presently demonstrate to the FCA that we are capable of being effectively supervised, we are in the process of establishing an office in the United Kingdom. Furthermore, the FCA must approve certain individuals conducting “controlled functions” with respect to the operation and management of our U.K. business. All of these changes will result in additional costs to us. We are in frequent communication with the FCA regarding our activities to address the FCA’s concerns about the threshold conditions. The FCA has the power to revoke our interim permission to conduct a consumer credit business if it determines we do not meet the threshold conditions. Additionally, the FCA could elect to impose additional conditions that could delay the authorization process, further increase our compliance costs or require further changes to the conduct of our U.K. business that could have a material adverse effect on our U.K. operations.

We will begin the official application process for full authorization in late 2014 or early 2015. The FCA is expected to complete the process of reviewing applications of previous OFT license holders, such as us, for full authorization by April 1, 2016, and there is no guarantee that we will receive full authorization. If we do not receive full authorization, we will have to cease our U.K. consumer loan business.

Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant.

In February 2012, the OFT launched a review of the payday lending sector to assess the sector’s compliance with the CCA, the Guidance, and other relevant guidance and legal obligations. As part of this review, the OFT conducted examinations of a number of payday lenders in the United Kingdom, including us, to assess individual company compliance with these laws and guidance. In May 2013, the OFT sent us a letter of findings related to its examination of our U.K. short term consumer loan (or payday) business, which indicated that we may not have been complying fully with all aspects of the Guidance, the CCA and other relevant laws and guidance. This letter indicated the OFT’s general and specific concerns in the following categories: advertising and marketing, pre-contract information and explanations, affordability assessments, rollovers, debt forbearance and debt collection, and regulatory and other compliance issues. As requested by the OFT, in July 2013, we provided the OFT with an independent audit report setting out the steps taken to address each concern the OFT had identified in its letter. Through March 2014, we continued to receive additional requests for data and documentation from the OFT, and we complied with those requests.

The FCA has now assumed the supervision and regulation of us, and we continue to receive additional requests for data and documentation from the FCA about our consumer loan products and have been complying with those requests. The FCA informed us that it has serious concerns regarding our compliance with the FCA’s rules and principles, including those with respect to our affordability assessment process in determining whether the loans we make are affordable for our customers and our debt forbearance practices (or our practices regarding customers who have indicated they are experiencing financial difficulty). The FCA also noted concerns regarding certain of our advertising practices. We have been, and continue to be, in frequent communication with the FCA regarding the concerns raised by the FCA and our efforts to address such concerns through, among other things, significant modifications to our business practices. The FCA is closely monitoring our efforts to comply with its requirements, including our changes to our business practices made in an effort to comply with the FCA’s concerns. For example, we are in the process of establishing an office in the United Kingdom to help alleviate the FCA’s concerns about effective supervision, and we will be required to obtain FCA approval of certain individuals performing “controlled functions,” as defined by applicable regulation, as discussed above under “—Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom.”

In addition, we have made and are in the process of making significant adjustments to many of our business practices, including modifying our affordability assessments and underwriting standards, reducing certain maximum loan amounts, changing our collections processes (including our practices relating to continuous payment authority) and debt forbearance practices and altering certain advertising practices, all of which we believe will result in a significant year-over-year decrease in our U.K. loan volume, U.K. loan balances and U.K. revenue for the remainder of 2014 and potentially into 2015 as a result of adapting our U.K. business practices in response to the requirements of the FCA. The implementation of stricter affordability assessments and underwriting standards will result in a decrease in the number of consumer loans written, the average consumer loan amount and the total amount of consumer loans written to new and returning customers. Additionally, the changes we are making to our collections and debt forbearance practices in the United Kingdom could result in lower collection rates, and we will experience an increase in compliance- and administrative-related costs for our U.K. operations. In addition, the FCA could require us to make additional changes to our business that could further negatively affect future results for our U.K. operations. We are still assessing the potential impact of the changes we are making to our U.K. operations and what effect such changes may have on our business, but the impact of these changes is likely to be significant for the balance of 2014 and potentially into 2015 and could result in a material adverse effect on our U.K. business and our prospects, results of operation, financial condition and cash flows.

We are subject to examination and review by the FCA. If such examination or review identifies activities that are deemed by the FCA to have caused consumer detriment or are not in compliance with the FCA’s requirements, the FCA could require us to take remedial action, which could result in additional changes to our business practices, the payment of consumer redress, fines or penalties, the denial of our permanent authorization application, the withdrawal of our interim authorization or permanent authorization if granted, or other remedial actions.

We may be unable to successfully implement the changes we are making to our U.K. business described above or any additional changes we may be required to make to our U.K business to address concerns raised by the FCA. Any inability to make changes to the satisfaction of the FCA could also have an adverse effect on our existing interim authorization from the FCA to continue to provide consumer credit and on our ability to obtain full authorization from the FCA, and we may not be able to successfully resolve the concerns expressed by the FCA. Any such changes or our failure to successfully make any such changes or resolve the concerns of the FCA could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Many U.K. regulatory matters are subject to increased uncertainty because supervision of the U.K. consumer credit regime has recently been transferred to the FCA, which previously did not hold such authority.

Supervision of our U.K. business was transferred from the OFT to the FCA in April 2014. The FCA applies more prescriptive regulations to our U.K. operations, as opposed to the previous regime. The FCA is responsible for determining whether we will receive full authorization to continue providing consumer credit and perform related activities and whether we will continue to hold our existing interim permission. Because the FCA’s authority over consumer credit is new, the FCA’s practices regarding supervisory matters and other matters relevant to us are subject to further development and change. The FCA is not bound by the previous practices of the OFT and is operating under a different legal framework and regime, and the FCA will apply its supervisory powers and interpret relevant concepts more stringently than such previous practices. This may adversely affect our ability to anticipate the FCA’s expectations or interpretations in our interaction with the FCA.

Competition regulators in the United Kingdom are currently reviewing our industry and could order remedial action, which could materially adversely affect our business or even impair our ability to continue our current operations in the United Kingdom.

In June 2013, the OFT referred the payday lending industry in the United Kingdom to the Competition Commission, which is now the Competition & Markets Authority, or the CMA, for a market investigation. The CMA has been gathering data from industry participants, including us, in connection with its review of the U.K. payday lending industry to determine whether certain features of the payday lending industry prevent, restrict or distort competition (which is also referred to as having an adverse effect on competition) and, if so, what remedial action should be taken. On June 11, 2014, the CMA released a provisional findings report, which indicated that it believes that many payday lenders fail to compete on price. The CMA also indicated that it will look at potential ways to increase price competition, which could include the establishment of an independent price comparison website, requiring more clear upfront disclosure of borrowing costs if a loan is not paid back in full and on time, requiring periodic account statements to be provided to borrowers and requiring greater transparency about the role played by lead generators. The CMA also indicated it is expanding its review of the payday lending industry to include lead generators.

The CMA has announced that it expects to hold hearings on its provisional findings this summer and to announce its provisional decision on remedies in the fall of 2014. The CMA is required to complete its report by June 26, 2015, although it has stated publicly that it expects to publish its final report in December 2014 or January 2015. If the investigation’s final conclusions indicate that remedial action is necessary for the payday loan industry, the CMA will decide whether to order such remedial action itself or whether it should recommend certain actions or remedies be taken by the FCA, or other government bodies or organizations. If such action is taken, it may include any of the remedies outlined above or other remedies and any of these remedies could have a material adverse effect on our business, prospects, results of operations, financial conditions and cash flows and could impair our ability to continue current operations in the United Kingdom.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny, particularly in the United Kingdom.

In the jurisdictions where we operate, our advertising and marketing activities and disclosures are subject to regulation under various industry standards, consumer protection laws, and other applicable laws and regulations. Consistent with the consumer lending industry as a whole (see “—The consumer lending industry continues to be targeted by new laws or regulations in many jurisdictions that could restrict the short-term consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations” above), our advertising and marketing materials have come under increased scrutiny. In the United Kingdom, for example, consumer credit firms are subject to the financial promotions regime set out in the FSMA (Financial Promotions) Order 2005 and specific rules in the CONC, such as the inclusion of a risk warning on certain advertising materials. The FCA has also decided to adopt certain elements of industry codes as FCA rules on a case by case basis. Our advertising and marketing materials are reviewed both by the FCA and the Advertising Standards Authority. We have in some cases been ordered to withdraw, amend or add disclosures to such materials, or have done so voluntarily in response to inquiries or complaints. We remain in discussion with the relevant U.K. authorities regarding the extent to which additional amendments and specific risk disclosures will be necessary. Going forward, there can be no guarantee that we will be able to advertise and market our business in the United Kingdom or elsewhere in a manner we consider effective. Any inability to do so could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our business in Australia has become less profitable due to compliance with new regulations there, and if our new product offering is not sustainable, this could require us to exit the Australian market.

In Australia we must comply with the responsible lending conduct obligations under the National Consumer Credit Protection Act (2010), which was amended in 2012. The amendment includes limitations on permissible fees and interest charged on certain consumer loans, including consumer loans made by us. We have altered the product we offer in Australia and expect the product offering will be less profitable after giving effect to this alteration. If the reduction in profitability is such that our product offering is not sustainable, we may need to exit Australia if the product cannot be further modified in a way that retains our profitability in that country.

Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Australia, Canada, the United Kingdom, Brazil or China, or any other country in which we intend to begin operations, could affect our operations in these countries.

We offer or arrange online consumer loans to customers in Australia, Brazil, Canada, China and the United Kingdom. Australia and the United Kingdom have recently increased regulation of our industry as well as demonstrated an increasing interest in legislation or regulations that could further regulate or restrict the consumer loan products we offer. See the risk factors above for recent U.K. and Australian regulatory activity.

Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Australia, Brazil, Canada, China or the United Kingdom could restrict our ability to sustain or expand our operations in these countries. Similarly, a significant change in laws, regulations or overall treatment (including an interpretation or application of such laws and regulations not anticipated when exploring or initiating business) or a deterioration of the political, regulatory or economic environment of any other country in which we may decide to explore business, could also materially adversely affect our prospects and could restrict our ability to initiate a pilot program or develop a pilot program into full business operations.

We have previously ceased business in certain jurisdictions due to regulatory restrictions and, if we are forced to exit many key jurisdictions due to regulatory restrictions, it could adversely affect our business as a whole.

In the past we have ceased business in, restricted our operations in, or chosen not to begin business in, certain jurisdictions due to regulatory restrictions which render our operations impermissible, unprofitable or impractical. In addition, because we are in some cases subject to state/provincial and local regulation in addition to federal/national regulation, we may restrict or discontinue business in certain jurisdictions within countries where we are otherwise active. For example, we currently do not conduct business in 16 U.S. states (including five states in which we used to conduct business) or in the District of Columbia because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings or caps on the fees that may be charged.

The adoption of state regulatory measures cannot be predicted, but we expect that other states may propose or enact similar restrictions on our consumer loan products in the future, which could affect our operations in such states. Additional regulations targeting or otherwise directly affecting our products and services have also been recently passed in Idaho, Utah and Wyoming and proposed in Alabama, Louisiana, Minnesota, Missouri, Rhode Island, Texas and Wisconsin. For more information, see “Regulation and Legal Proceedings—U.S. State Regulation.”

If we are forced to exit many key jurisdictions due to such concerns, we cannot guarantee that we will be able to find suitably attractive additional business opportunities elsewhere, which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Regulators and payment processors are scrutinizing certain online lenders’ access to the Automated Clearing House system to disburse and collect loan proceeds and repayments, and any interruption or limitation on our ability to access this critical system would materially adversely affect our business.

When making consumer loans in the United States, we use the Automated Clearing House, or ACH, system to deposit loan proceeds into our customers’ bank accounts, and our business, including loans made through the CSO programs, depends on the ACH system to collect amounts due by withdrawing funds from our customers’ bank accounts when we have obtained authorization to do so from the customer. Our ACH transactions are processed by banks, and if these banks cease to provide ACH processing services, we would have to materially alter, or possibly discontinue, some or all of our business if alternative ACH processors are not available.

It has been reported that recent actions by the U.S. Department of Justice, or the Justice Department, the Federal Deposit Insurance Corporation, or the FDIC, and certain state regulators, referred to as Operation Choke Point, appear to be intended to discourage banks and ACH payment processors from providing access to the ACH system for certain short-term consumer loan providers that they believe are operating illegally, cutting off their access to the ACH system to either debit or credit customer accounts (or both). According to published reports, the Justice Department has issued subpoenas to banks and payment processors and the FDIC and other regulators are said to be using bank oversight examinations to discourage banks from providing access to the ACH system to certain online lenders. In August 2013, the Department of Financial Services of the State of New York, or the NYDFS, sent letters to approximately 35 online short-term consumer loan companies (which did not include us as we do not offer consumer loans in New York) demanding that they cease and desist offering illegal payday loans to New York consumers and also sent letters to over 100 banks, as well as the National Automated Clearing House Association, or NACHA (which oversees the ACH network), requesting that they work with the NYDFS to cut off ACH system access to New York customer accounts for illegal payday lenders. NACHA, in turn, has requested that its participants review origination activity for these 35 online short-term consumer loan companies and to advise NACHA whether it has terminated these lenders’ access to the ACH system or, if not, the basis for not doing so. NACHA also requested that participants review ACH origination activities related to other online loan companies and to terminate any ACH system access that would violate NACHA rules, which would include, according to NACHA, any authorizations to use the ACH system to pay illegal short-term consumer loans that are unenforceable under state law. Maryland’s Division of Financial Regulation has also been reported to have taken steps to stop banks in Maryland from processing illegal payday loans in its state, and the California Department of Business Oversight is reported to have similarly directed state-licensed banks and credit unions to monitor transactions with any unlicensed lenders.

This heightened regulatory scrutiny by the Justice Department, the FDIC and other regulators has caused banks and ACH payment processors to cease doing business with consumer lenders who are operating legally, without regard to whether those lenders are complying with applicable laws, simply to avoid the risk of heightened scrutiny or even litigation. In June 2014, Community Financial Services of America, a trade association representing short-term lenders and a major payday lender filed a lawsuit against three U.S. banking regulators, the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency and the Comptroller of the Currency, alleging that the federal regulators are improperly causing banks to terminate business relationships with payday lenders. The complaint seeks a declaration that the agencies have acted wrongfully and seeks an injunction barring the agencies from certain actions or informally pressuring banks to terminate their relationship with payday lenders. The lawsuit says that Bank of America Corp., Capital Financial One Corp., Fifth Third Bancorp, J.P. Morgan Chase & Co. and many smaller banks have terminated their relationships with payday lenders.

In addition, NACHA has certain operating rules that govern the use of the ACH system. In November 2013, NACHA proposed amendments to these rules. After a public comment period, on July 28, 2014, NACHA revised its proposed amendments and distributed ballots to its membership to solicit votes on the revised amendments. The revised amendments were adopted by NACHA’s members in August 2014 and will become effective on various dates in 2015 and 2016. These amendments will, among other things (1) establish certain ACH return rate levels, including an overall ACH return rate level of 15% of the originator’s debit entries (and if any of the specified return rate levels are exceeded, the origination practices and activities of the originator would be subject to a new preliminary inquiry process by NACHA), (2) enhance limitations on certain ACH reinitiation activities, (3) impose fees on certain unauthorized ACH returns and (4) allow for increased flexibility in how an initial NACHA rules violation investigation can be initiated, which does not change the rules enforcement process, but defines additional circumstances under which NACHA may initiate a risk investigation or rules enforcement proceeding based on the origination of unauthorized entries. The revised amendments provide clarification that certain industries deal with customers who are more likely to experience an insufficient funds scenario and that the review of an originator with returns in excess of certain of the specified thresholds would take into account the originator’s business model in conjunction with its ACH origination practices. As a result of these amendments, our access to the ACH system could be restricted, our ACH costs could increase and we may need to make changes to our business practices.

Our access to the ACH system could be impaired as a result of this operation by regulators to cut off the ACH system to payday lenders or the NACHA rule amendments. The limited number of financial institutions we depend on may choose to discontinue providing ACH system and similar services to us.

If our access to the ACH system is impaired, we may find it difficult or impossible to continue some or all of our business, which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows. If we are unable to maintain access to needed services on favorable terms, we would have to materially alter, or possibly discontinue, some or all of our business if alternative processors are not available.

The failure to comply with debt collection regulations could subject us to fines and other liabilities, which could harm our reputation and business.

The Fair Debt Collection Practices Act, or the FDCPA, regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Many states impose additional requirements on debt collection communications, and some of those requirements may be more stringent than the federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that differ from jurisdiction to jurisdiction.

Non-U.S. jurisdictions also regulate debt collection. For example, in the United Kingdom, due to new rules under the CONC we will be required to make adjustments to some of our business practices, including our collections processes, which could possibly result in lower collections on loans made by us and a decrease in the number of new customers that we are able to approve. In addition, the concerns expressed to us by the OFT and the FCA relate in part to debt collection. We could be subject to fines, written orders or other penalties if we, or parties working on our behalf, are determined to have violated the FDCPA, the CONC or analogous state or foreign laws, which could have a material adverse effect on our reputation, business, prospects, results of operations, financial condition and cash flows.

We use lead providers and marketing affiliates to assist us in obtaining new customers, and if lead providers or marketing affiliates do not comply with an increasing number of applicable laws and regulations, or if our ability to use such lead providers or marketing affiliates is otherwise impaired, it could adversely affect our business.

We are dependent on third parties, referred to as lead providers (or lead generators) and marketing affiliates, as a source of new customers. Our marketing affiliates place our advertisements on their websites that direct potential customers to our websites. Generally, lead providers operate, and also work with their own marketing affiliates who operate, separate websites to attract prospective customers and then sell those “leads” to online lenders. As a result, the success of our business depends substantially on the willingness and ability of lead providers or marketing affiliates to provide us customer leads at acceptable prices.

If regulatory oversight of lead providers or marketing affiliates is increased, through the implementation of new laws or regulations or the interpretation of existing laws or regulations, our ability to use lead providers or marketing affiliates could be restricted or eliminated. For example, during 2013, the State of California began enforcing its short-term lending statute to require lead providers to be licensed in order to provide leads to licensed lenders. As a result, we have discontinued using lead providers to generate leads for short-term consumer loans in California. In April 2014, the Attorney General of the State of Illinois filed a lawsuit against a lead provider, alleging that the lead provider offered and arranged payday loans without a license. As a result, we recently discontinued the use of lead providers in Illinois. While these discontinuations did not have a material adverse effect on us, we expect that other states may propose or enact similar restrictions on lead providers and potentially on marketing affiliates in the future, and if other states adopt similar restrictions, our ability to use lead providers or marketing affiliates in those states would also be interrupted. In addition, the CFPB has indicated its intention to examine compliance with federal laws and regulations by lead providers and to scrutinize the flow of non-public, private consumer information between lead providers and lead buyers, such as us. We also expect that the ongoing regulatory review of consumer lending in the United Kingdom may lead to increased restrictions on the operations and/or use of lead providers.

Lead providers’ or marketing affiliates’ failure to comply with applicable laws or regulations, or any changes in laws or regulations applicable to lead providers or marketing affiliates’ or changes in the interpretation or implementation of such laws or regulations, could have an adverse effect on our business and could increase negative perceptions of our business and industry. Additionally, the use of lead providers and marketing affiliates could subject us to additional regulatory cost and expense. If our ability to use lead generators or marketing affiliates were to be impaired, our business, prospects, results of operations, financial condition and cash flows could be materially adversely affected.

The use of personal data used in credit underwriting is highly regulated.

The Fair Credit Reporting Act, or the FCRA, regulates the collection, dissemination and use of consumer information, including consumer credit information. Compliance with the FCRA and related laws and regulations concerning consumer reports has recently been under regulatory scrutiny. The FCRA requires us to provide a Notice of Adverse Action to a loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and the specific reasons for the denial of credit. The FCRA also requires us to promptly update any credit information reported to a consumer reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB has primary supervisory, regulatory and enforcement authority of FCRA issues, although the FTC also retains its enforcement role regarding the FCRA but shares that role in many respects with the CFPB. The CFPB has taken a more active approach than the FTC, including with respect to regulation, enforcement and supervision of the FCRA. Changes in the regulation, enforcement or supervision of the FCRA may materially affect our business if new regulations or interpretations by the CFPB or the FTC require us to materially alter the manner in which we use personal data in our credit underwriting.

In the United Kingdom, we are also subject to the requirements of the Data Protection Act 1988, or the DPA, and are required to be fully registered as a data-controller under the DPA. We are also required to be certified under the European Union Safe Harbor provisions, which allow European Union data to be passed to non-European Union countries.

The oversight of the FCRA by both the CFPB and the FTC and any related investigation or enforcement activities or our failure to comply with the DPA may have a material adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

Negative public perception of our business could cause demand for our products to significantly decrease.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term and high-cost consumer loans. Such consumer advocacy groups and media reports generally focus on the annual percentage rate for this type of consumer loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees and/or interest charged by us and others in the industry attract media publicity about the industry and can be perceived as controversial. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for any or all of the consumer loan products that we offer could significantly decrease, which could materially affect our business, prospects, results of operations, financial condition and cash flows. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations applicable to short-term loans or other consumer loan products that we offer that could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

In addition, our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents, or even if related to practices not specific to short-term loans, such as debt collection—could erode trust and confidence and damage our reputation among existing and potential customers, which could make it difficult for us to attract new customers and retain existing customers and could significantly decrease the demand for our products, could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

We have been and are currently subject to lawsuits (including purported class actions) that could cause us to incur substantial expenditures, generate adverse publicity and could significantly impair our business, force us to cease doing business in one or more jurisdictions or cause us to cease offering or alter one or more products. We are also likely to be subject to further litigation in the future. An adverse ruling in or a settlement of any current or future litigation against us or another lender could cause us to have to refund fees and/or interest collected, forego collection of the principal amount of loans, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular jurisdictions.

Defense of any lawsuit, even if successful, could require substantial time and attention of our management and could require the expenditure of significant amounts for legal fees and other related costs. We and others are also subject to regulatory proceedings, and we could suffer losses from interpretations of applicable laws, rules and regulations in those regulatory proceedings, even if we are not a party to those proceedings. Any of these events could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

Judicial decisions, CFPB rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our consumer loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings. We take the position that the arbitration provisions in our consumer loan agreements, including class action waivers, are valid and enforceable; however, the enforceability of arbitration provisions is often challenged in court. If those challenges are successful, our arbitration and class action waiver provisions could be unenforceable, which could subject us to additional litigation, including additional class action litigation.

In addition, the U.S. Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has enacted legislation with such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the Dodd-Frank Act directs the CFPB to study consumer arbitration and report to the U.S. Congress, and it authorizes the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study. In 2013, the CFPB released a preliminary report on consumer arbitration provisions and indicated further study was in process. In April 2014, a representative of the CFPB managing the study indicated publicly that the study is expected to be completed by the end of 2014. Any rule adopted by the CFPB would apply to arbitration agreements entered into more than six months after the final rule becomes effective (and not to prior arbitration agreements).

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers could significantly increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions, which would be costly and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

Our short-term consumer loan revenue depends in part on the willingness and ability of unaffiliated third-party lenders, through the CSO programs, to make loans to customers and other third parties to provide services to facilitate lending, loan underwriting and payment processing in our online lending consumer loan channels. In addition, we rely on third party lenders in connection with our pilot programs that we recently launched in Brazil and China. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to have the ability to provide their products and services, could cause us to lose customers and substantially decrease the revenue and earnings of our business. Our revenue and earnings could also be adversely affected if any of those third-party providers make material changes to the products or services that we rely on. We also use third parties to support and maintain certain of our communication systems and information systems. If a third-party provider fails to provide its products or services, makes material changes to such products and services, does not maintain its quality and consistency or fails to have the ability to provide its products and services, our operations could be disrupted. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our business depends on the uninterrupted operation of our systems and business functions, including our information technology and other business systems, as well as the ability of such systems to support compliance with applicable legal and regulatory requirements.

Our business is highly dependent upon our employees’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support, call center activities, and processing and servicing consumer loans. A shut-down of or inability to access the facilities in which our Internet operations and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to underwrite, approve and process Internet consumer loans, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could have a materially adverse effect on our business, prospects, results of operations, financial condition and cash flows.

In addition, our systems and those of third parties on whom we rely must consistently be capable of compliance with applicable legal and regulatory requirements and timely modification to comply with new or amended requirements. For example, we believe that the federal Military Lending Act compliance issues involved in the CFPB’s Consent Order were related in part to system errors. Any such systems problems going forward could have a material adverse effect on our business, prospects, results of operations, financial conditions and cash flows and could impair or prohibit our ability to continue current operations.

Decreased demand for our products and specialty financial services and our failure to adapt to such decrease could result in a loss of revenue and could have a material adverse effect on us.

The demand for a particular product or service may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing or alternative products or changes in customers’ financial conditions. Should we fail to adapt to a significant change in our customers’ demand for, or access to, our products, our revenue could decrease significantly. Even if we make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. In any event, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time. In particular, we have changed, and will continue to change, some of our operations and the products we offer. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Potential union activities could have an adverse effect on our relationship with our workforce.

None of our employees are currently covered by a collective bargaining agreement or represented by an employee union. Occasionally we experience union organizing activities. If our employees become represented by an employee union or become subject to a collective bargaining agreement, it may make it more difficult for us to manage our business and to attract and retain new employees and may increase our cost of doing business. Having our employees become represented by an employee union, having a collective bargaining agreement or having additional requirements related to our employees imposed on us could result in work stoppages and higher employee costs and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

If our allowance for losses and liability for estimated losses on third-party lender-owned consumer loans is not adequate to absorb losses or if we do not successfully manage our credit risk for unsecured consumer loans, our business, prospects, results of operations, financial condition and cash flows may be adversely affected.

As more fully described under Note 2 to our consolidated financial statements for the year ended December 31, 2013 included elsewhere in this information statement, we utilize a variety of underwriting criteria, monitor the performance of our consumer loan portfolios and maintain either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the receivables portfolio and expected losses from loans guaranteed under the CSO programs. The allowance deducted from the carrying value of consumer loans was $67.8 million at June 30, 2014, and the liability for estimated losses on third-party lender-owned consumer loans was $1.6 million at June 30, 2014. These reserves are estimates, and if actual loan losses are materially greater than our reserves, our results of operations and financial condition could be adversely affected. In addition, if we do not successfully manage credit risk for our unsecured consumer loans through our loan underwriting, we could incur substantial credit losses due to customers being unable to repay their loans. Any failure to manage credit risk could materially adversely affect our business, prospects, results of operations, financial condition and cash flows.

We are subject to impairment risk.

At June 30, 2014, we had goodwill totaling $255.9 million on our consolidated balance sheets, all of which represents assets capitalized in connection with acquisitions and business combinations. Accounting for goodwill requires significant management estimates and judgment. Events may occur in the future, and we may not realize the value of our goodwill. Management performs periodic reviews of the carrying values of our goodwill to determine whether events and circumstances indicate that impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill or an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the goodwill or intangible asset would occur, resulting in a non-cash charge, which could adversely affect our results of operations and could also lead to our inability to comply with certain covenants in our financing documents, which could cause a default under those agreements.

We are subject to anticorruption laws including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, anti-money laundering laws and economic sanctions laws, and our failure to comply therewith, particularly as we continue to expand internationally, could result in penalties that could harm our reputation and have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Anticorruption Laws. We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we have policies and procedures designed to ensure that we, our employees, agents and intermediaries comply with the FCPA and other anticorruption laws, such policies or procedures may not work effectively all of the time or protect us against liability for actions taken by our employees, agents and intermediaries with respect to our business or any businesses that we may acquire. In the event that we believe, or have reason to believe, that our employees, agents or intermediaries have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Our continued operation and expansion outside the United States could increase the risk of such violations in the future.

We are subject to other anti-corruption laws, such as the U.K. Bribery Act 2010, or the Bribery Act, which prohibits the giving or receiving of a bribe to any person, including but not limited to public officials, and makes failing to prevent bribery by relevant commercial organizations a criminal offense. This offense applies when any person associated with the organization offers or accepts bribes anywhere in the world intending to obtain or retain a business advantage for the organization or in the conduct of business. The Bribery Act is applicable to businesses that operate in the United Kingdom such as us. The Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not allow certain exceptions, notably facilitation payments that are permitted by the FCPA.

Other countries in which we operate, including Australia, Canada, China and Brazil, and other countries where we intend to operate also have anticorruption laws, which we are or will be subject to.

If we are not in compliance with the FCPA, the Bribery Act and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, reputation, results of operations and financial condition. Any investigation of any potential violations of the FCPA, the Bribery Act or other anticorruption laws by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, reputation, prospects, results of operations, financial condition and cash flows.

Anti–Money Laundering Laws. We are also subject to anti-money laundering laws and related compliance obligations in the United States and other jurisdictions in which we do business. In the United States, the USA PATRIOT Act and the Bank Secrecy Act require us to maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. Furthermore, certain of our subsidiaries are registered as money services businesses with the U.S. Treasury Department and must re-register with the Financial Crimes Enforcement Network, or FinCEN, at least every two years. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows. In the United Kingdom, we are also subject to specific anti-money laundering and counter terrorist financing requirements that require us to develop and maintain anti-money laundering and counter terrorist financing policies and procedures, including reporting suspicious activity to the Serious Organised Crime Agency pursuant to the Proceeds of Crime Act 2002 and the Terrorism Act 2000.

In Australia, we are also subject to specific anti-money laundering and counter terrorist financing requirements that require us to develop and maintain anti-money laundering and counter terrorist financing policies and procedures, including: (i) the appointment of a compliance officer; (ii) regular review to identify significant changes in money laundering/terrorist financing risk; (iii) regular independent review; (iv) reporting suspicious matters to the Australian Transaction Reports and Analysis Centre, or the AUSTRAC; and (v) consideration of AUSTRAC feedback.

Economic Sanctions Laws. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in financial transactions with or relating to the prohibited individual, entity or country, require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Australia, Canada, and the United Kingdom, also maintain economic and financial sanctions regimes. In the event that we believe, or have reason to believe, that our employees, agents or intermediaries have or may have violated applicable laws or regulations, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. If we are not in compliance with OFAC regulations and other economic and financial sanctions regulations, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, prospects, results of operations, financial condition and cash flows. Any investigation of any potential violations of OFAC regulations or other economic sanctions by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our continued international expansion could increase the risk of violations of FCPA, the Bribery Act, anti-money laundering laws, OFAC regulations, or similar applicable laws and regulations in the future.

Increased competition from banks, credit card companies, other consumer lenders, and other entities offering similar financial products and services could adversely affect our business, prospects, results of operations, financial condition and cash flows.

We have many competitors. Our principal competitors are consumer loan companies, CSOs, online lenders, credit card companies, consumer finance companies, pawnshops and other financial institutions that serve our primary customer base. Many other financial institutions or other businesses that do not now offer products or services directed toward our traditional customer base, many of whom may be much larger than us, could begin doing so. Significant increases in the number and size of competitors for our business could result in a decrease in the number of consumer loans that we fund, resulting in lower levels of revenue and earnings in these categories.

Competitors of our business may operate, or begin to operate, under business models less focused on legal and regulatory compliance, which could put us at a competitive disadvantage. Some of our U.S. competitors operate using other business models, including a “single-state model” where the lender is generally licensed in one state and follows only the laws and regulations of that state regardless of the state in which the customer resides and a “tribal model” where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides. Competitors using these models may have higher revenue per customer and significantly less burdensome compliance requirements, among other advantages. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which we operate. To the extent that these models or other new lending models gain acceptance among consumers and investors or that they face less onerous regulatory restrictions than we do, we may be unable to replicate their business practices or otherwise compete with them effectively, which could cause demand for our products to decline substantially. We may be unable to compete successfully against any or all of our current or future competitors. As a result, we could lose market share and our revenue could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations. Any such changes in our competition could materially adversely affect our business, prospects, results of operations, financial condition and cash flows.

Our success is dependent, in part, upon our officers, and if we are not able to attract and retain qualified officers, our business could be materially adversely affected.

Our success depends, in part, on our officers, which is comprised of a relatively small group of individuals. Many members of the senior management team have significant industry experience, and we believe that our senior management would be difficult to replace, if necessary. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. In addition, increasing regulations and negative publicity on the consumer financial services industry could affect our ability to attract and retain qualified officers. If we are unable to attract or retain qualified officers, it could materially adversely affect our business.

Our international operations subject us to foreign exchange risk.

We are subject to the risk of unexpected changes in foreign currency exchange rates by virtue of our loans to residents of Australia, Brazil, Canada, China and the United Kingdom. In 2013, 48.3% of our total revenue was derived from our international operations. Our results of operations and certain of our intercompany balances associated with our Australia, Brazil, Canada, China and United Kingdom businesses are denominated in their respective currencies and are, as a result, exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net revenue and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances.

A sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings.

A sustained deterioration in the economy could cause deterioration in the performance of our consumer loan portfolios. An economic slowdown could result in a decreased number of consumer loans being made to customers due to higher unemployment or an increase in loan defaults in our consumer loan products. During an economic slowdown, we could be required to tighten our underwriting standards, which would likely reduce consumer loan balances, and we could face more difficulty in collecting defaulted consumer loans, which could lead to an increase in loan losses.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. In addition, competitors could, without violating our proprietary rights, develop technologies that are as good as or better than our technology. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors’ could put us at a disadvantage relative to our competitors. Any such failures could have a material adverse effect on our business.

We may be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain products or product features, acquire licenses, which may not be available at a commercially reasonable price or at all, or modify our products, product features, processes or websites while we develop non-infringing substitutes.

In addition, we use open source software in our technology platform and plan to use open source software in the future. From time to time, we may face claims from parties claiming ownership of, or demanding release of, the source code, potentially including our valuable proprietary code, or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform, any of which could have a negative effect on our business and operating results.

We are subject to cyber security risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our business involves the storage and transmission of consumers’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. We are entirely dependent on the secure operation of our websites and systems as well as the operation of the Internet generally. While we have incurred no material cyber-attacks or security breaches to date, a number of other companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks. Attacks may be targeted at us, our customers, or both. Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to us and our customers, our security measures may not provide absolute security. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including third parties outside the company such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as we continue to increase our mobile and other Internet-based product offerings and expand our internal usage of web-based products and applications or expand into new countries. If an actual or perceived breach of security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and could result in the loss of customers, suppliers or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants.

A successful penetration or circumvention of the security of our systems could cause serious negative consequences, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or systems or those of our customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure, and harm to our reputation, all of which could have a material adverse effect on us. In addition, most of our applicants provide personal information, including bank account information when applying for consumer loans. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer bank account and other personal information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including “denial-of-service” type attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach of our systems or by persons with whom we have commercial relationships that result in the unauthorized release of consumers’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. In addition, many of the third parties who provide products, services or support to us could also experience any of the above cyber risks or security breaches, which could impact our customers and our business and could result in a loss of customers, suppliers or revenue.

Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

If Internet search engine providers change their methodologies for organic rankings or paid search results, or our organic rankings or paid search results decline for other reasons, our new customer growth or volume from returning customers could decline.

Our new customer acquisition marketing and our returning customer relationship management is partly dependent on search engines such as Google, Bing and Yahoo! to direct a significant amount of traffic to our desktop and mobile websites via organic ranking and paid search advertising. Our competitors’ paid search activities, Pay Per Click, or PPC, or Search Engine Marketing, or SEM, may result in their sites receiving higher paid search results than ours and significantly increasing the cost of such advertising for us.

Our paid search activities may not produce (and in the past have not always produced) the desired results. Internet search engines often revise their methodologies, which could adversely affect our organic rankings or paid search results, resulting in a decline in our new customer growth or existing customer retention; difficulty for our customers in using our web and mobile sites; more successful organic rankings, paid search results or tactical execution efforts for our competitors than for us; a slowdown in overall growth in our customer base and the loss of existing customers; and higher costs for acquiring returning customers, which could adversely impact our business. In addition, search engines could implement policies that restrict the ability of consumer finance companies such as us to advertise their services and products, which could preclude companies in our industry from appearing in a favorable location or any location in the organic rankings or paid search results when certain search terms are used by the consumer. Our online marketing efforts are also susceptible to actions by third parties that negatively impact our search results such as spam link attacks, which are often referred to as “black hat” tactics. Our sites have experienced meaningful fluctuations in organic rankings and paid search results in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of consumers directed to our web and mobile sites could harm our business and operating results.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services and operations are vulnerable to damage or interruption from tornadoes, hurricanes, earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Acts of terrorism, war, civil unrest, violence or human error could cause disruptions to our business or the economy as a whole. Any of these events could cause consumer confidence to decrease, which could result in a decreased number of loans being made to customers. Any of these occurrences could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the Internet could harm our business.

The business of providing products and services such as ours over the Internet is dynamic and relatively new. We must keep pace with rapid technological change, consumer use habits, Internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and/or other problems may discourage additional consumers from adopting or continuing to use the Internet as a medium of commerce. In countries such as the United States and the United Kingdom, where e-commerce generally has been available for some time and the level of market penetration of our online financial services is relatively high, acquiring new customers for our services may be more difficult and costly than it has been in the past. In order to expand our customer base, we must appeal to and acquire consumers who historically have used traditional means of commerce to conduct their financial services transactions. If these consumers prove to be less profitable than our previous customers, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Our business is subject to a variety of laws and regulations in the United States and internationally that involve user privacy issues, data protection, advertising, marketing, disclosures, distribution, electronic contracts and other communications, consumer protection and online payment services. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change, and the U.S. government, including the FTC and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving e-commerce industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current or past policies and practices. A number of proposals are pending before federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. For example, the European Commission is currently considering a data protection regulation that may include operational requirements for companies that receive personal data that are different than those currently in place in the European Union, and that may also include significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas such as privacy. In addition, some countries are considering legislation requiring local storage and processing of data that, if enacted, would increase the cost and complexity of delivering our services. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, the expansion into new markets, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including demands that we modify or cease existing business practices or pay fines, penalties or other damages.

Growth may place significant demands on our management and our infrastructure and could be costly.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. Expanding our products or entering into new jurisdictions with new or existing products can be costly and require significant management time and attention. Additionally, as our operations grow in size, scope and complexity and our product offerings increase, we will need to enhance and upgrade our systems and infrastructure to offer an increasing number of customers’ enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, develop and enhance our legal and compliance controls and processes, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Competition for these personnel is intense and is particularly intense for technology and analytics professionals. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources or more attractive compensation mixes, including stock options, than we have had. Managing our growth will require significant expenditures and allocation of valuable management resources. Failure to achieve the necessary level of efficiency in our organization as it grows could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations.

New top level domain names may allow the entrance of new competitors or dilution of our brands, which may reduce the value of our domain name assets.

We have invested heavily in promoting our brands, including our website addresses. The Internet Corporation for Assigned Names and Numbers, the entity responsible for administering Internet protocol addresses, has introduced, and has proposed the introduction of, additional new domain name suffixes in different formats, many of which may be more attractive than the formats held by us and which may allow the entrance of new competitors at limited cost. It may also permit other operators to register websites with addresses similar to ours, causing customer confusion and dilution of our brands, which could materially adversely affect our business, prospects, results of operations, financial condition and cash flows. Any defensive domain registration strategy or attempts to protect our trademarks or brands could become a large and recurring expense and may not be successful.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and markets and grow our business in response to changing customer demands, regulatory environments, technologies and competitive pressures. In some circumstances, we may expand our offerings through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the business that we acquire, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience or may expose us to additional material liabilities. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our operating results.

We may incur property, casualty or other losses not covered by insurance.

We maintain a program of insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain will vary from time to time, depending on availability, cost and management’s decisions with respect to risk retention. The policies are subject to deductibles and exclusions that could result in our retention of a level of risk on a self-insurance basis. Losses not covered by insurance could be substantial and may increase our expenses, which could harm our results of operations and financial condition.

The preparation of our financial statements and certain tax positions taken by us require the judgment of management, and we could be subject to risks associated with these judgments or could be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles, financial reporting requirements or tax rules.

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. In addition, management’s judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management’s judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under Accounting Standards Codification 740-10-25, Income Taxes. Upon audit, if the ultimate determination of the taxes owed by us is for an amount in excess of amounts previously accrued, we could be required to make certain additional tax payments, which could materially adversely affect our results of operations and cash flows.

In addition, we prepare our financial statements in accordance with GAAP and its interpretations are subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our results of operations and financial condition could be materially adversely affected, and we could be required to restate historical financial reporting.

Our U.S. business is seasonal in nature, which causes our revenue and earnings to fluctuate.

Our U.S. business is affected by fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand for our short-term consumer loan products in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue for our short-term consumer loan products in the United States, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenue for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenue or collections were to fall substantially below what we would normally expect during certain periods, our ability to service debt and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Risks Related to the Separation and the Distribution

We may be responsible for U.S. federal and state income tax liabilities that relate to the distribution.

Cash America has applied for a private letter ruling from the IRS, or the IRS Ruling, substantially to the effect that the retention by Cash America of up to 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(a)(1)(D)(ii) of the Code. Notwithstanding the IRS Ruling, the IRS could determine on audit that the retention of the Enova stock was in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax if it determines that any of the facts, assumptions, representations or undertakings that we or Cash America have made or provided to the IRS are not correct. If the retention is in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax, then the distribution could ultimately be determined to be taxable, and Cash America would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Cash America shareholders on the distribution date over Cash America’s tax basis in such shares of our common stock. Moreover, Cash America could incur significant U.S.

federal and state income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the distribution are taxable. Under U.S. Treasury regulations each member of the Cash America consolidated group at the time of the distribution (including us and our subsidiaries), would be severally liable for the entire amount of any resulting U.S. federal income tax liability.

Along with the receipt of the IRS Ruling, the distribution will be conditioned on the receipt of an opinion of tax counsel that the distribution will be treated as a transaction that is tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. An opinion of tax counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the distribution that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter tax counsel’s conclusions. If, notwithstanding the receipt of the IRS Ruling and the opinion of tax counsel, the IRS were to determine the distribution to be taxable, Cash America would recognize a substantial tax liability.

The Tax Matters Agreement that we will enter into in connection with the separation and distribution will allocate the responsibility for taxes for periods prior to the distribution among Cash America and us. For periods prior to the distribution, generally we will be required to reimburse Cash America with respect to any U.S. federal, state or local or foreign income taxes reportable on returns that include us that are attributable to us. We will be responsible for filing and paying all U.S. federal, state or local or foreign income taxes that are reportable on returns that only include us. We and Cash America will be responsible for certain non-income taxes, such as property, excise, sales and use taxes, attributable to each company and its respective subsidiaries.

Under the Tax Matters Agreement between Cash America and us that we will enter into in connection with the separation and distribution, it is expected that we would generally be required to indemnify Cash America against any tax resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect. For a more detailed discussion, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Tax Matters Agreement.” Our indemnification obligations to Cash America and its officers and directors are not expected to be limited by any maximum amount. If we are required to indemnify Cash America or such other persons under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

We may not realize the potential benefits from the separation, and our historical and pro forma consolidated financial information is not necessarily indicative of our future prospects. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

We may not realize the potential benefits we expect from our separation from Cash America. We have described those anticipated benefits elsewhere in this information statement. See “The Separation and the Distribution—Reasons for the Separation and the Distribution.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from Cash America, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

The historical and pro forma consolidated financial information that we have included in this information statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical consolidated financial information include an allocation for certain corporate functions historically provided by Cash America, including executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. We have not adjusted our historical or pro forma consolidated financial information to reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with Securities and Exchange Commission, or the SEC, reporting and the New York Stock Exchange, or the NYSE, requirements. Therefore, our historical and pro forma consolidated financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements” and our historical audited and unaudited consolidated financial statements and the notes to those statements included elsewhere in this information statement.

The one-time and ongoing costs of the distribution may be greater than we expected.

We will incur costs in connection with our transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; compensation, such as modifications to certain incentive awards upon completion of the distribution; recruiting and relocation costs associated with hiring additional senior management personnel; and costs to separate assets and information systems. In addition, we have already incurred costs of approximately $16.3 million in connection with obtaining independent financing that we will need in order to operate as a separate stand-alone company. These costs, whether incurred before or after the distribution, may be greater than anticipated and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company and meet our legal and regulatory compliance requirements. We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company and meet our legal and regulatory compliance requirements.

We have historically used Cash America’s corporate infrastructure to support some of our business functions, including services related to executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The expenses related to establishing and maintaining this infrastructure were spread among all of Cash America’s businesses. Following the separation and after the expiration of the transition arrangements described below, we will no longer have access to Cash America’s infrastructure, and we will need to establish our own. We expect to incur costs beginning in 2014 to establish the necessary infrastructure. See “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this information statement.

Following the separation, Cash America will be contractually obligated to provide to us only those transition services specified in the Transition Services Agreement and the other agreements we enter into with Cash America in connection with the separation and the distribution. The expiration date of the Transition Services Agreement will vary by service provided, but is expected to be generally no longer than 12 months from the distribution date. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Transition Services Agreement” for a description of the terms of the Transition Services Agreement. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Cash America previously provided to us. Upon the expiration of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties. We expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the separation and the distribution or under the terms of such agreements. If Cash America does not effectively perform the services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively, and our profitability may decline. After the expiration of the Transition Services Agreement and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.

Furthermore, as discussed under “—Risks Related to Our Business and Industry” under the captions “—Our business is highly regulated, and if we fail to comply with applicable laws, regulations, rules and guidance, our business could be adversely affected,” “—The consumer lending industry continues to be targeted by new laws or regulations in many jurisdictions that could restrict the short-term consumer lending products and services we offer, impose additional compliance costs on us, render our current operations unprofitable or even prohibit our current operations,” “—We are subject to a Consent Order issued by the Consumer Financial Protection Bureau, and any noncompliance would materially adversely affect our business” and “—The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market,” we face significant ongoing legal and regulatory compliance requirements arising from the heavily regulated industry in which we operate, which continues to be targeted by lawmakers and regulators, and also from compliance with enforcement actions, orders and agreements issued by applicable regulators, such as the November 2013 Consent Order issued by the Consumer Financial Protection Bureau. In particular, the Consent Order requires us and Cash America to allocate resources to ensure that we have a compliance function that is commensurate with our size, complexity, product lines, and business operations to ensure the implementation of an adequate compliance program, including appropriate staffing levels with qualified and experienced personnel. If, as a stand-alone company, we are unable to maintain these resources in a timely manner or on comparable terms following the separation, we may face an increased risk of noncompliance with the Consent Order and other regulatory requirements or additional enforcement actions. These risks could have a material adverse impact on our business, prospects, results of operations, financial condition and could prohibit or directly or indirectly impair our ability to continue current operations.

Until the distribution occurs, Cash America has sole discretion to change the terms of the distribution in ways that may be unfavorable to us and may decide at any time not to proceed with the separation and distribution.

Until the distribution occurs, we are a wholly-owned subsidiary of Cash America. Accordingly, Cash America has the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Cash America may decide at any time not to proceed with the separation and distribution.

In connection with our separation from Cash America, Cash America will indemnify us for certain liabilities, and we will indemnify Cash America for certain liabilities. If we are required to act on these indemnities to Cash America, we may need to divert cash to meet those obligations, and our financial results could be negatively impacted. In the case of Cash America’s indemnity, the indemnity could be insufficient to insure us against the full amount of such liabilities, or Cash America may be unable to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement and other agreements with Cash America, it is expected that Cash America will agree to indemnify us for certain liabilities, and we will agree to indemnify Cash America for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America.” Indemnities that we may be required to provide Cash America are not expected to be subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Cash America has agreed to retain. Further, the indemnity from Cash America could be insufficient to protect us against the full amount of such liabilities, or Cash America may be unable to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Cash America any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, prospects, results of operations, financial condition and cash flows.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have historically operated as a subsidiary of Cash America and have not been subject to financial and other reporting and corporate governance requirements of a stand-alone public company. Following the distribution, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a standalone public company will require a commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance, accounting and legal staff and on our financial accounting and information systems. Other expenses associated with being a standalone public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a standalone public company, we will be required, among other things, to:

•	prepare and file periodic and current reports, and distribute other stockholder communications, in compliance with the federal securities laws and the NYSE;

•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute comprehensive investor relations and internal audit functions and continue to enhance our compliance function; and

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, under the expected schedule for the contemplated separation and distribution, beginning with the year ending December 31, 2015, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. In addition, following the distribution, we will be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.

The Tax Matters Agreement will prohibit us from taking actions that could reasonably be expected to cause the distribution to be taxable or to jeopardize the conclusions of the IRS Ruling or opinions of counsel received by us or Cash America. In particular, for two years after the distribution, we may not:

•	enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of our capital stock, or options or other rights in respect of our capital stock, subject to certain exceptions relating to employee compensation arrangements and open market stock repurchases;

•	cease the active conduct of our business; or

•	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless we survive and the transaction otherwise complies with the restrictions in the Tax Matters Agreement.

Nevertheless, we are permitted to take any of the actions described above if we obtain Cash America’s consent, or if we obtain a supplemental IRS private letter ruling and an opinion of counsel that is reasonably acceptable to Cash America to the effect that the action will not affect the tax-free status of the distribution. However, the receipt by us of any such consent or opinion and ruling does not relieve us of any obligation we have to indemnify Cash America for an action we take that causes the distribution to be taxable to Cash America or its shareholders.

Because of these restrictions, for two years after the distribution, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital. Also, our indemnity obligation to Cash America may discourage, delay or prevent a third party from acquiring control of us during this two-year period in a transaction that our stockholders might consider favorable. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Tax Matters Agreement” and “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Cash America.

The agreements we expect to enter into with Cash America in connection with the separation, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and other agreements, will have been negotiated in the context of the separation while we were still a wholly-owned subsidiary of Cash America. Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had a Board of Directors independent of Cash America. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Cash America and us. Arm’s-length negotiations between Cash America and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America” included elsewhere in this information statement.

The combined post-distribution value of Cash America and Enova shares may not equal or exceed the pre-distribution value of Cash America shares.

After the distribution, we expect that Cash America common stock will continue to be traded on the NYSE. We intend to apply to list the shares of our common stock on the NYSE. The combined trading prices of Cash America common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of both companies, may not be equal to or greater than the trading price of Cash America common stock prior to the distribution. Until the market has fully evaluated the business of Cash

America without our business and potentially thereafter, the price at which Cash America common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

We will be subject to continuing contingent liabilities of Cash America following the separation.

After the separation, there will be several significant areas where the liabilities of Cash America may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Cash America consolidated U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire Cash America consolidated tax reporting group for that taxable period. In connection with the separation, we will enter into a Tax Matters Agreement with Cash America that will allocate the responsibility for prior period taxes of the Cash America consolidated tax reporting group between us and Cash America. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Tax Matters Agreement.” However, if Cash America is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

If the separation and distribution is completed, it may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

If the separation and distribution is completed, it could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the distribution left Cash America insolvent or with unreasonably small capital or that Cash America intended or believed it would incur debts beyond its ability to pay such debts as they mature and that Cash America did not receive fair consideration or reasonably equivalent value in the separation and distribution. If a court were to agree with such a plaintiff, then such court could void the distribution as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Cash America, voiding our liens and claims against Cash America, or providing Cash America with a claim for money damages against us in an amount equal to the difference between the consideration received by Cash America and the fair market value of our company at the time of the distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. We do not know what standard a court would apply to determine insolvency. Further, a court could determine that Cash America was insolvent at the time of or after giving effect to the distribution of Enova common stock.

Under the Separation and Distribution Agreement, from and after the distribution, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the distribution. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by Cash America should Cash America fail to pay or perform its retained obligations. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Separation and Distribution Agreement.”

After the distribution, certain members of management, directors and stockholders may face actual or potential conflicts of interest.

After the distribution, our management and directors and the management and directors of Cash America may own both Cash America common stock and our common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Cash America’s management and directors face decisions that could have different implications for us and Cash America. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Cash America regarding the terms of the agreements governing the distribution and our relationship with Cash America thereafter or in the strategy for defending or resolving any litigation in which both Cash America and Enova are involved. These agreements include the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise because one of our directors, Daniel R. Feehan, is the President and Chief Executive Officer of Cash America. Further, conflicts of interest may arise out of any commercial arrangements that we or Cash America may enter into in the future.

We are no longer able to rely on Cash America to provide us with financing for our business, and following the distribution, we will not be able to rely on Cash America to provide credit support for our CSO programs or our real property leases.

In May 2014, we obtained financing independent of Cash America through the issuance of $500 million in aggregate principal amount of Senior Notes due 2021 and the entry into a credit facility for up to $75 million. Prior to obtaining independent financing, we relied on Cash America to provide us with financing to fund the development and operation of our business. We are no longer able to rely on Cash America to fund our business and will be required to utilize our new credit facility and, if necessary, other sources of third-party financing to develop and operate our business. Additional financing may not be available to us on commercially reasonable terms or at all in the future. Further, Cash America has guaranteed our obligations under our CSO programs and, as discussed under “—Risks Related to Our Business and Industry—The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue;” after the completion of the separation and distribution, Cash America intends to no longer extend a guaranty of our obligations to third-party lenders participating in our CSO programs. Third-party lenders may not participate in our CSO programs without these guarantees. If third-party lenders are unwilling to continue to participate in our CSO programs, this would have a material adverse effect on our consumer loan business and result in the loss of revenue.

Further, Cash America guarantees our obligations under the leases covering our leased premises. We expect Cash America’s guarantees of our lease obligations will be released upon or prior to the distribution and that in order to obtain certain releases we may be required to provide security, such as a letter of credit, to the lessor.

We do not have a non-competition agreement with Cash America to restrict Cash America from competing with us, and Cash America is not required to offer corporate opportunities to us.

We do not have any noncompetition agreement or arrangement with Cash America. Following the distribution, Cash America will be free to compete with us in any activity or line of business. Additionally, following the distribution, Cash America will continue to offer alternative financial services and other financial services to consumers through its retail locations in markets served by us and is not restricted from reentering the online financial services business such as ours. We will not have any interest or expectancy in any business activity, opportunity, transaction or other matter in which Cash America engages or seeks to engage merely because we engage in the same or similar lines of business. In addition, Cash America will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction or other matter to us, and Cash America is free to pursue or acquire such business opportunity, including opportunities that would be in direct competition with us.

No vote of the Cash America shareholders is required in connection with this distribution. As a result, if the distribution occurs and you do not want to receive Enova shares in the distribution, your sole recourse will be to divest yourself of your Cash America shares prior to the record date.

No vote of the Cash America shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive Enova shares in the distribution, your only recourse will be to divest yourself of your Cash America shares prior to the record date for the distribution or on the ‘regular-way’ market following the record date.

Risks Related to our Indebtedness

We have incurred significant indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

On May 30, 2014 we issued and sold $500 million in aggregate principal amount of 9.75% Senior Notes due 2021, or the Notes, in a private offering. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. All of the net proceeds from the Note offering were paid to Cash America to repay all of our intercompany indebtedness and to pay a significant portion of a cash dividend to Cash America. In addition, on May 14, 2014 we entered into a Credit Agreement that provides for our unsecured revolving line of credit in an aggregate principal amount of up to $75 million. Interest on the loans taken under the Credit Agreement will be charged, at our option, at either LIBOR for one week or one-, two-, three- or six-month periods, as selected by us, plus a margin varying from 2.50% to 3.75% or at the agent’s base rate plus a margin varying from 1.50% to 2.75%. The margin for the Credit Agreement borrowings is dependent on our cash flow leverage ratios. We will also be required to pay a fee on the unused portion of our revolving line of credit ranging from 0.25% to 0.50% based on our cash flow leverage ratios. The revolving line of credit was undrawn as of June 30, 2014. For additional information regarding the Notes and our Credit Agreement, see “Financing Arrangements” in this information statement.

Our level of debt could have important consequences to our stockholders, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

•	increasing our cost of borrowing.

We and our subsidiaries may incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness levels after the distribution, the related risks that we face would increase.

The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

The agreements governing our indebtedness contain various restrictive covenants and require that we maintain certain financial ratios that impose operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictive covenants, among other things, restrict our ability to:

•	incur additional debt;

•	incur or permit certain liens to exist;

•	make certain investments;

•	merge or consolidate with or into, or convey, transfer, lease or dispose of all or substantially all of our assets to, another company;

•	make certain dispositions;

•	make certain payments; and

•	engage in certain transactions with affiliates.

As a result of all of these covenants and restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

Any failure to comply with any of these financial and other affirmative and negative covenants could constitute an event of default under our debt agreements, entitling the lenders to, among other things, terminate future credit availability under our Credit Agreement, and/or increase the interest rate on outstanding debt, and/or accelerate the maturity of outstanding obligations under our debt agreements. Any such default could materially adversely affect our business, prospects, results of operations, financial condition and cash flows and could impair our ability to continue current operations. See “Financing Arrangements” for additional information concerning our indebtedness.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations will depend on our financial condition and operating performance and our ability to enter into other debt financings, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, capital markets and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “Risk Factors—Risks Related to Our Business and Industry.” If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default, and lenders could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Agreement could terminate their commitments to loan money and we could be forced into bankruptcy or liquidation. The agreements governing our indebtedness restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition, liquidity, results of operations and cash flows and our ability to satisfy our obligations under our indebtedness.

Our Credit Agreement will mature and the interest rate on the Notes will increase by 2.0% per annum if our guarantees of Cash America’s indebtedness are not released on or before March 31, 2015.

We and our domestic subsidiaries are guarantors of (i) Cash America’s revolving credit indebtedness outstanding under its credit agreement, which was undrawn as of June 30, 2014 (the maximum amount of revolving credit available to Cash America is $280 million) and (ii) Cash America’s $300 million in aggregate principal amount of 5.75% Senior Notes due May 15, 2018 that were issued on May 15, 2013. These guarantees will be released upon consummation of the separation and distribution. If the separation and distribution does not occur before March 31, 2015 and our guarantees of Cash America’s indebtedness are not released on or before that date, our Credit Agreement will mature and our borrowings under our Credit Agreement will become due, making it more difficult for us to obtain funds to pay our obligations, including our obligations under the Notes and our Credit Agreement, unless we then are able to secure a replacement credit facility. If our Credit Agreement terminates on March 31, 2015 because our guarantees of Cash America’s indebtedness have not been released by that date, we may be unable to obtain an alternative credit facility on favorable terms, or at all. In that event, we may be unable to obtain the capital we need to support our business. Furthermore, if our guarantees of Cash America’s indebtedness have not been released on or before March 31, 2015, the interest rate on the Notes outstanding at that time will increase by a rate of 2.0% per annum until such time as we are released from our obligations to guarantee Cash America’s indebtedness. In addition, if we fail to satisfy any of our registration obligations with respect to the Notes, we will be required to pay the holders of the Notes additional interest of 0.25% to 0.50% per annum until we satisfy our registration obligations.

Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.

If funds are not available from our operations and any excess cash or from our Credit Agreement, we will be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. We also expect to periodically access the debt capital markets to obtain capital to finance growth. Efficient access to the debt capital markets will be critical to our ongoing financial success; however, our future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets may cause banks and other credit providers to restrict availability of new credit. Due to the negative bias toward our industry, commercial banks and other lenders have restricted access to available credit to participants in our industry, and following the consummation of this offering, we may have more limited access to commercial bank lending than other businesses. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

Risks Related to our Common Stock and the Securities Market

Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws, Tax Matters Agreement, Separation and Distribution Agreement, Transition Services Agreement and Delaware law may discourage takeovers.

Our amended and restated certificate of incorporation authorizes our Board of Directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of your shares.

In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the ability of our stockholders to call special meetings;

•	limitations on the ability of our stockholders to act by written consent;

•	a separate vote of 80% of the voting power of the outstanding shares of capital stock in order for stockholders to amend the bylaws; and

•	advance notice provisions for stockholder proposals and nominations for elections to the Board of Directors to be acted upon at meetings of stockholders.

Under the Tax Matters Agreement, we have agreed to indemnify Cash America for certain tax related matters, and we may be unable to take certain actions after the distribution. See “—Risks Related to the Separation and the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.” We will also enter into, among others, the Separation and Distribution Agreement, the Tax Matters Agreement and the Transition Services Agreement covering specified indemnification and other matters that may arise after the distribution. The Separation and Distribution Agreement, the Tax Matters Agreement and the Transition Services Agreement may have the effect of discouraging or preventing an acquisition of us or a disposition of our business.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. We intend to list our common stock on the NYSE under the ticker symbol “ENVA.” It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. However, an active trading market for our common stock may not develop as a result of the distribution or may not be sustained in the future.

The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

•	changes in federal, state or foreign laws and regulations affecting our industry;

•	actual or anticipated variations in quarterly and annual operating results;

•	changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock after the distribution;

•	actual or anticipated changes in the United States or foreign economies;

•	terrorist acts or wars;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

•	actual or anticipated sales or distributions of shares of our common stock by Cash America, as well as by our officers and directors, whether in the market or in subsequent public offerings;

•	the trading volume of our common stock; and

•	the other risks and uncertainties described herein.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political, and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock.

Future sales or distributions of our common stock, including the sale by Cash America of the shares of our common stock that it retains after the distribution, could depress the market price for shares of our common stock.

The shares of our common stock that Cash America distributes to its shareholders generally may be sold immediately in the public market. It is possible that some shareholders of Cash America, including possibly some of Cash America’s major shareholders and index fund investors, will sell Cash America or our common stock received in the distribution for various reasons (for example, if our business profile or market capitalization as an independent company does not fit their investment objectives). The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock. In addition, following the distribution, Cash America will retain a 20 percent ownership interest in our common stock. Pursuant to a Stockholder’s and Registration Rights Agreement with Cash America, it is expected that Cash America will be required to vote such shares in proportion to the votes cast by our other stockholders. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Stockholder’s and Registration Rights Agreement” included elsewhere in this information statement. In order to not jeopardize the tax-free status of the distribution, we further expect Cash America will be required to dispose of such retained shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event no later than five years after the distribution. Pursuant to the Stockholder’s and Registration Rights Agreement, it is expected that we will agree that, upon the request of Cash America, we will use our best efforts to effect the registration under applicable securities laws of the shares of common stock retained by Cash America. Any disposition by Cash America, or any significant shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock may decrease, which could cause our stock price or trading volume to decline.

Your percentage ownership in us may be diluted in the future.

As with any publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

Following the separation and distribution, we do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law, or DGCL, and are limited by the terms of the Credit Agreement and Notes. The future payment of dividends, if permitted by our Credit Agreement and the Notes, will be at the sole discretion of our Board of Directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our Board of Directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of our senior management with respect to our business, financial condition, operations and prospects. When used in this information statement, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “intends,” “anticipates,” “may,” “forecast,” “project” and similar expressions or variations as they relate to us or our management are intended to identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that are beyond our ability to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. Key factors that could cause our actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following:

•	the effect of laws and regulations targeting our industry that directly or indirectly regulate or prohibit our operations or render them unprofitable or impractical;

•	the effect of and compliance with domestic and international consumer credit, tax and other laws and government rules and regulations applicable to our business, including changes in such laws, rules and regulations, or changes in the interpretation or enforcement thereof, and the regulatory and examination authority of the Consumer Financial Protection Bureau with respect to providers of consumer financial products and services in the United States and the Financial Conduct Authority in the United Kingdom;

•	changes in our U.K. business practices in response to the requirements of the Financial Conduct Authority;

•	the effect of and compliance with enforcement actions, orders and agreements issued by applicable regulators, such as the November 2013 Consent Order issued by the Consumer Financial Protection Bureau;

•	our ability to effectively operate as a stand-alone, public company following the separation and distribution;

•	our ability to process or collect consumer loans through the Automated Clearing House system;

•	the deterioration of the political, regulatory or economic environment in countries where we operate or in the future may operate;

•	the actions of third parties who provide, acquire or offer products and services to, from or for us;

•	public and regulatory perception of the consumer loan business and our business practices;

•	the effect of any current or future litigation proceedings and any judicial decisions or rule-making that affects us, our products or the legality or enforceability of our arbitration agreements;

•	changes in demand for our services, changes in competition and the continued acceptance of the online channel by our customers;

•	changes in our ability to satisfy our debt obligations or to refinance existing debt obligations or obtain new capital to finance growth;

•	a prolonged interruption in the operations of our facilities, systems and business functions, including our information technology and other business systems;

•	our ability to maintain an allowance or liability for estimated losses on consumer loans that are adequate to absorb credit losses;

•	compliance with laws and regulations applicable to our international operations, including anti-corruption laws such as the Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 and international anti-money laundering, trade and economic sanctions laws;

•	our ability to attract and retain qualified officers;

•	cyber-attacks or security breaches;

•	acts of God, war or terrorism, pandemics and other events;

•	the ability to successfully integrate newly acquired businesses into our operations;

•	interest rate and foreign currency exchange rate fluctuations;

•	changes in the capital markets, including the debt and equity markets;

•	the effect of any of the above changes on our business or the markets in which we operate; and

•	other risks and uncertainties described herein.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this information statement for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this information statement might not occur.

The forward-looking statements contained in this information statement are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this information statement are made as of the date of this information statement and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities law.

THE SEPARATION AND THE DISTRIBUTION

General

Substantially all assets and liabilities related to the e-commerce business that were not held by Enova or its subsidiaries were transferred to Enova or its subsidiaries in 2011 and 2012. Since that time, we have owned all of the assets and incurred all of the liabilities related to Cash America’s e-commerce business, with some limited exceptions, in which case such assets will be transferred to us pursuant to the Separation and Distribution Agreement.

For a description of our financing arrangements, see “Financing Arrangements” included elsewhere in this information statement.

Following the separation, the distribution will be effected on the distribution date by way of a pro rata distribution of 80 percent of the outstanding shares of Enova common stock to Cash America’s shareholders of record as of 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution.

Reasons for the Separation and the Distribution

The Board of Directors of Cash America believes that the separation and the distribution are in the best interests of Cash America and its shareholders and will provide opportunities and benefits. A wide variety of factors were considered by the Cash America Board of Directors in evaluating the separation and the distribution. Among other things, the Cash America Board of Directors considered the following potential benefits:

•	Strategic Focus and Operational Flexibility. Position each company to pursue a more focused, industry-specific strategy, with Enova well-positioned to pursue value creation strategies in the online financial services business and beyond, and Cash America well-positioned to focus on its remaining storefront retail services business, and create additional operational flexibility within each of Enova and Cash America.

•	Management Focus. Allow management of each company to concentrate that company’s resources wholly on its particular market segments, regulatory requirements, customers and core lending businesses, with greater ability to anticipate and respond rapidly to changing markets and new opportunities. Management of each company will be able to focus on core operations, with greater focus on customized strategies that can deliver long-term shareholder value.

•	Isolation of regulatory oversight and risks for each company. Allow for better definition of regulatory responsibilities, implementation of more efficient compliance activities and relations with regulators that are more focused on each company’s distinct operations. In addition, the risk profile for each company will be directly aligned to each company’s operations. Management of each company will be able to more effectively manage risks by focusing on matters directly related to its current and future products without the constraints currently imposed by the combination of each company’s distinctive business practices.

•	Recruiting and Retaining Employees. Allow each company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses, and the employee benefits offered by each company should be better tailored to the nature of each company’s business. The equity-based compensation arrangements following the distribution should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel.

•

Access to Capital and Capital Structure. Eliminate competition for capital between the business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs. In addition, each company will have greater flexibility to access specialized credit sources directly oriented to their respective businesses that may not have been available prior to the separation because of constraints of the combined asset classes of loans and respective market restrictions created thereby.

•	Distinct investment identity. Enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics and the investor’s particular different industry focus, investment goals and risk profile.

The Cash America Board of Directors also considered a number of potentially negative factors in evaluating the separation and the distribution, including potential loss of synergies from operating as one company, increased costs, loss of joint purchasing power, disruptions to the business as a result of the separation, limitations placed on Enova as a result of the agreements it will enter into with Cash America in connection with the separation, the impact of Enova’s incurrence of its own indebtedness, the risk of not being able to realize the expected benefits of the separation in a timely manner or at all, the risk that the separation might not be completed in a timely manner or at all and the one-time and ongoing costs of the separation. The Cash America Board of Directors concluded that notwithstanding these potentially negative factors, the pursuit of the separation and the distribution would be in the best interest of Cash America and its shareholders.

The Number of Shares You Will Receive

Each Cash America shareholder of record will receive one share of Enova common stock for every [—] shares of Cash America common stock held on the record date for the distribution.

Treatment of Fractional Shares

Fractional shares will not be distributed in connection with the distribution. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Cash America shareholders will not be entitled to interest on any cash payment made in lieu of fractional shares.

If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held directly, we encourage you to contact Computershare using the contact information for Computershare set forth elsewhere in this information statement. If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

When and How You Will Receive the Distribution of Enova Shares

Cash America will distribute the shares of Enova common stock on [—], 2014, the distribution date, to holders of record on the record date for the distribution. The distribution is expected to occur at 12:01 a.m. Eastern Time on the distribution date. Computershare will serve as transfer agent and registrar for the Enova common stock. Computershare will also serve as distribution agent in connection with the distribution.

If you own Cash America common stock as of 5:00 p.m. Eastern Time on the record date for the distribution, the shares of Enova common stock that you are entitled to receive in the distribution will be issued electronically, on the distribution date, to your account as follows:

•

Registered Shareholders—if you own your shares of Cash America stock directly, either in book-entry form through an account at Cash America’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of Enova common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership in which no physical paper share certificates are issued to shareholders, as is the case in this distribution. Commencing on or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of Enova common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Computershare using the contact information for Computershare set forth elsewhere in this information statement.

•	Beneficial Shareholders—if you hold your shares of Cash America common stock beneficially through a bank or brokerage firm, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books, and your bank or brokerage firm will credit your account for the shares of Enova common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Short- and Long-Term Incentive Compensation

In January 2014, the Cash America Compensation Committee approved cash-based short-term incentive plans for (i) our Chief Executive Officer and (ii) all of our other employees, including our executive officers, that are based solely on our 2014 performance. Following the separation and distribution, these short-term incentive plans will be administered by our Management Development and Compensation Committee. While we do not intend to adjust the terms of the outstanding short-term incentive plans for 2014, which are based on our performance in 2014, certain adjustments to the financial targets may be made to reflect the different costs and expenses associated with operating as a separate company.

The only equity awards made by Cash America to our employees that remain outstanding are 14,260 restricted stock units, or RSUs, granted to Mr. Fisher, our President and Chief Executive Officer, in January 2013, 100% of which will vest on the earlier to occur of (i) January 29, 2015 or (ii) the date we first become a publicly traded company through a spin-off or public offering of all or any portion of our common stock.

In addition, we have cash-based performance unit awards that were granted to our officers and certain other employees in 2012, 2013 and 2014. Any of the cash-based performance units granted in 2013 and 2014 that are scheduled to vest within twelve months from the date of separation will vest on the effective date of the separation, if it occurs, with the vested value to be paid in cash. The value of vested cash-based performance units granted in 2013 and 2014 will be based on our earnings before interest, taxes, depreciation and amortization adjusted for certain items, or LTI Adjusted EBITDA, for the most recent twelve-calendar month period ending on or before the date of the separation compared to (i) our 2012 LTI Adjusted EBITDA for the awards granted in 2013 and (ii) our 2013 LTI Adjusted EBITDA for the awards granted in 2014, subject to achievement of certain thresholds that must be met before any payment is made. It is also anticipated that any remaining portion of these cash-based performance unit awards that are scheduled to vest after the date of our separation, if any, will be terminated. In addition, if the separation occurs during 2014, it is anticipated that the cash-based performance unit awards that were granted to our officers and certain other employees in 2012 that are scheduled to vest on January 1, 2015, which is their final vesting date, will vest on the effective date of the separation and distribution, if it occurs, with the vested value to be paid in cash. Subject to achievement of certain thresholds that must be met before any payment is made, the value of these cash-based performance units that were granted in 2012 is expected to be as follows: (i) 50% will be based on our year-to-date LTI Adjusted EBITDA through the last day of the calendar month preceding or coincident with the date of the separation compared to the same period year-to-date LTI Adjusted EBITDA for the year prior to the separation, (ii) 25% will be based on our 2013 LTI Adjusted EBITDA compared to our 2012 LTI Adjusted EBITDA, and (iii) 25% will be based on our LTI Adjusted EBITDA for the last six months of 2012 compared to our LTI Adjusted EBITDA for the last six months of 2011.

Treatment of 401(k) Shares

Shares of Cash America common stock held in retirement plans maintained by Cash America and Enova in the United States will be treated in the same manner as outstanding shares of Cash America common stock on the record date for the distribution.

Results of the Separation and the Distribution

After the separation and the distribution, we will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately [—] stockholders of record, based on the number of registered shareholders of Cash America common stock on [—], 2014, and approximately 33,000,000 shares of Enova common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any vesting of Cash America equity-based awards prior to the record date for the distribution.

Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with Cash America to affect the separation and provide a framework for our relationship with Cash America after the separation. These agreements will provide for the allocation between Cash America and Enova of certain of Cash America’s assets, liabilities, and obligations subsequent to the separation and distribution, including with respect to transition matters, employee matters, intellectual property matters, tax matters and other commercial relationships. We also will enter into a Stockholder’s and Registration Rights Agreement with Cash America pursuant to which, among other things, we will agree that, upon the request of Cash America, we will use our best efforts to effect the registration under applicable federal and state securities laws of the shares of common stock retained by Cash America after the distribution. For a description of these agreements, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of Cash America common stock or any rights of Cash America shareholders, except that the trading price of Cash America shares will likely change as a result of the distribution.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. Holders (as defined below) of Cash America common stock that receive shares of Enova common stock in the distribution. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Cash America shareholders in light of their particular circumstances, and it does not address the consequences to Cash America shareholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, U.S. expatriates, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic, security, integrated investment or other risk-reduction transaction, or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Cash America shareholders who do not hold their Cash America common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences.

CASH AMERICA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Cash America common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Cash America common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Cash America common stock should consult their own tax advisers regarding the tax consequences of the distribution.

Distribution

For the distribution of the Enova stock to Cash America shareholders to qualify as a tax-free distribution under Section 355(a) of the Code, Cash America has to establish to the satisfaction of the IRS that the retention of 20% of Enova’s stock was not in pursuant to a plan having as one of its principal purposes the avoidance of Federal income tax. The distribution is conditioned upon Cash America’s receipt of a private letter ruling from the IRS, substantially to the effect that the retention by Cash America of 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(d)(1)(D)(ii) of the Code. Cash America has applied for a private letter ruling from the IRS, and expects to receive an opinion from the law firm of Hunton & Williams LLP, substantially to the effect that the distribution will qualify as a transaction that is described in Section 355(a) of the Code.

On the basis the distribution so qualifies, in general, for U.S. federal income tax purposes: (i) the distribution will not result in any taxable income, gain or loss to Cash America; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of Cash America common stock upon their receipt of shares of Enova common stock in the distribution, except with respect to cash received in lieu of fractional shares measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in that fractional share, as determined below; (iii) the aggregate basis of the Cash America common stock and the Enova common stock (including any fractional share interests in Enova common stock for which cash is received) in the hands of each U.S. Holder of Cash America common stock after the distribution will equal the aggregate basis of Cash America common stock held by the U.S. Holder immediately before the distribution, allocated between the Cash America common stock and the Enova common stock in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the Enova common stock received by each U.S. Holder of Cash America common stock (including any fractional share interests in Enova common stock for which cash is received) will include the holding period for the Cash America common stock on which the distribution is made as of the time of the distribution, provided that the Cash America common stock is held as a capital asset on the date of the distribution.

Although the IRS Ruling generally will be binding on the IRS, if the factual representations or assumptions made in the request for the IRS Ruling are untrue or incomplete in any material respect, we will not be able to rely on the IRS Ruling. Furthermore, the IRS Ruling is only with respect to the retention of Enova shares and does not address whether a distribution satisfies other requirements necessary to obtain tax-free treatment under Section 355 of the Code or whether the overall distribution should be treated as satisfying the requirements of Section 355 of the Code. In addition, the IRS Ruling with respect to the retention of Enova shares is based upon representations by Cash America that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

In addition to obtaining the IRS Ruling, Cash America expects to obtain an opinion from the law firm of Hunton & Williams LLP substantially to the effect that the distribution will qualify as a reorganization for U.S. federal income tax purposes under Section 355 of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Cash America and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by the law firm in its opinion. The tax opinion is not binding on the IRS or the courts.

Notwithstanding receipt by Cash America of the IRS Ruling and the opinion from legal counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Cash America’s shareholders and Cash America could be subject to significant U.S. federal income tax liability. In general, Cash America would be subject to tax as if it had sold the Enova common stock in a taxable sale for its fair market value and Cash America shareholders who receive shares of Enova common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, even if the distribution was otherwise to qualify under Section 355 of the Code, it may be taxable to Cash America (but not to Cash America shareholders) under Section 355(e) of the Code, if the distribution was later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquires, directly or indirectly, stock representing a 50 percent or greater interest in Cash America or us. For this purpose, any acquisitions of Cash America stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Cash America may be able to rebut that presumption.

U.S. Treasury regulations also generally provide that if a U.S. Holder of Cash America common stock holds different blocks of Cash America common stock (generally shares of Cash America common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Cash America common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Enova common stock received in the distribution in respect of such block of Cash America common stock and the U.S. Holder’s remaining shares of Cash America stock from such block of Cash America common stock, in proportion to their respective fair market values. The holding period of the shares of Enova common stock received in the distribution in respect of such block of Cash America common stock will include the holding period of such block of Cash America common stock, provided that such block of Cash America common stock was held as a capital asset on the distribution date. If a U.S. Holder of Cash America common stock is not able to identify which particular shares of Enova common stock are received in the distribution with respect to a particular block of Cash America common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of Enova common stock are received in the distribution in respect of a particular block of Cash America common stock, provided that such designation is consistent with the terms of the distribution. Holders of Cash America common stock are urged to consult their own tax advisers regarding the application of these rules to their particular circumstances.

Tax Matters Agreement

In connection with the distribution, we and Cash America will enter into a Tax Matters Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Matters Agreement, in the event the distribution were to fail to qualify for U.S. federal income tax purposes under Section 355 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by Cash America or us, the party responsible for such failure would be responsible for all taxes imposed on Cash America to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of our shares or assets or any of our representations or undertakings being incorrect or breached, we would be responsible for all taxes imposed on Cash America as a result of such acquisition or our representations and warranties being incorrect or breached. For a more detailed discussion, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Tax Matters Agreement.” Our indemnification obligations to Cash America and its subsidiaries, officers and directors will not be limited in amount or subject to any cap. If we are required to indemnify Cash America and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain shareholders who receive stock in a distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a Cash America shareholder in lieu of fractional shares of Enova common stock in the distribution may be subject to information reporting and backup withholding (currently at a rate of 28 percent), unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH CASH AMERICA SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER’S OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Our Common Stock

There is not currently a public market for Enova’s common stock. We intend to apply to list our common stock on the NYSE under the ticker symbol “ENVA.” We cannot predict the prices at which our common stock will trade.

Trading Between the Record Date and the Distribution Date

Beginning on, or shortly before, the record date and continuing up to and including the distribution date, we expect there will be two markets in Cash America common stock: a “regular-way” market and an “ex-distribution” market. Shares of Cash America common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Enova common stock in the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Enova common stock in the distribution. Therefore, if you sell shares of Cash America common stock in the “regular-way” market after 5:00 p.m. Eastern Time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of Enova common stock in the distribution. If you own shares of Cash America common stock at 5:00 p.m. Eastern Time on the record date and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Enova common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Cash America common stock that you sold.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Enova common stock that will be distributed to Cash America shareholders on the distribution date. If you own shares of Cash America common stock at 5:00 p.m. Eastern Time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of Enova common stock, without trading the shares of Cash America common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to Enova common stock will end and “regular-way” trading for Enova common stock will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 2014, the distribution date, provided that, among other conditions set forth in the Separation and Distribution Agreement, the following conditions will have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Cash America:

•	The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	Enova’s common stock will have been approved for listing on the NYSE, subject to official notice of issuance.

•	Prior to the distribution, this information statement will have been mailed to the holders of Cash America common stock as of the record date for the distribution.

•	Cash America will have received an IRS Ruling in form and substance satisfactory to Cash America in its sole discretion, to the effect that the retention by Cash America of up to 20% of Enova’s stock will not be in pursuant to a plan having as one of its principal purposes the avoidance of U.S. federal income tax within the meaning of Section 355(a)(1)(D)(ii) of the Code, and such IRS Ruling shall not have been revoked or modified in any material respect.

•	Cash America will have received an opinion of its special tax counsel at Hunton & Williams LLP in a form satisfactory to Cash America that the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355(a) of the Code, and such opinion shall not have been revoked or modified in any material respect.

•	The receipt of an opinion from an independent financial advisor to the Board of Directors of Cash America confirming the solvency and financial viability of Cash America before the distribution and each of Cash America and Enova after the distribution that is in form and substance acceptable to Cash America’s Board of Directors in its sole discretion.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	All licenses and filings necessary to be obtained or made by Enova have been obtained or made.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•	The Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Stockholder’s and Registration Rights Agreement, Credit Underwriting Services Agreement, Marketing and Customer Referral Agreement and other ancillary agreements to be entered into between Cash America and Enova upon or prior to the distribution, as required by Cash America’s Board of Directors in its judgment, will have been entered into between Cash America and Enova and will not have been terminated; see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America.”

•	No other event or development existing or having occurred that, in the judgment of Cash America’s Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

•	The approval of the separation and distribution by the affirmative vote of Cash America’s Board of Directors.

The fulfillment of the foregoing conditions does not create any obligations on Cash America’s part to effect the distribution, and the Cash America Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the completion of all or part of the distribution, at any time prior to the distribution date.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Cash America on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately [—] shares of our common stock immediately following the distribution. See “Security Ownership of Certain Beneficial Owners and Management” included elsewhere in this information statement for more information. Cash America may also be considered an affiliate of Enova for purposes of Rule 144 because Cash America will immediately following the distribution own 20 percent of Enova’s outstanding shares of common stock (estimated to be equal to approximately [—] shares of common stock of Enova). As discussed under “Certain Relationships and Related-Party Transactions,” we are entering into a Stockholder’s and Registration Rights Agreement with Cash America pursuant to which we will be required, under certain circumstances specified in that Agreement, to use our best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by Cash America after the distribution. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Stockholder’s and Registration Rights Agreement” included elsewhere in this information statement.

Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing This Information Statement

This information statement is being furnished solely to provide information to Cash America shareholders who are entitled to receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date, and neither Cash America nor we undertake any obligation to update such information except in the normal course of discharging our respective public disclosure obligations.

Manner of Effecting the Separation and the Distribution

The general terms and conditions relating to the separation and the distribution will be set forth in a Separation and Distribution Agreement that we will enter into with Cash America. For a description of the terms of that agreement, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Separation and Distribution Agreement” included elsewhere in this information statement.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The Separation from Cash America

The separation will be accomplished by means of the distribution by Cash America of 80 percent of the outstanding shares of Enova common stock to holders of Cash America common stock entitled to such distribution, as described under “The Separation and the Distribution” included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction, or waiver by Cash America, of the conditions to the separation and distribution described under “The Separation and the Distribution—Conditions to the Distribution.”

Historical Relationship with Cash America

Prior to the distribution, we are a wholly-owned subsidiary of Cash America. Cash America has historically provided corporate services such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting for which we will be responsible after the completion of this offering. Expenses allocated to us by Cash America relating to these services were $5.2 million for the six months ended June 30, 2014, and $10.0 million, $10.6 million and $18.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Historically, we funded our strategic and operating capital needs through a combination of cash flows from operating activities and affiliate advances from Cash America. Our affiliate advances were evidenced through borrowings under an intercompany credit agreement with Cash America. On May 30, 2014 we issued and sold the Notes in a private offering and terminated our credit agreement with Cash America. We used all of the net proceeds, or $479.0 million, of the Note offering to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds in the amount of $117.6 million were used to pay a significant portion of a dividend to Cash America. We expect that our operating needs will be satisfied by a combination of cash flows from operations and borrowings under our Credit Agreement. We are no longer able to obtain financing from Cash America. As such, we are not able to rely on Cash America to fund our business and will be required to utilize other sources of financing to develop and operate our business.

On May 30, 2014, we paid Cash America a $120.7 million dividend, or the Cash America Dividend, a substantial portion of which was paid from the net proceeds under the Notes. We also paid a cash dividend of $1.7 million to Cash America on June 30, 2014. Additionally, on September 6, 2011, we paid Cash America a $75.0 million dividend, which was evidenced by a promissory note payable to Cash America that was subsequently included in the borrowings evidenced by our credit agreement with Cash America (which was terminated following the Note offering).

We and our domestic subsidiaries participate jointly and severally with all domestic subsidiaries of Cash America and guarantee the following long-term debt of Cash America:

•	Cash America’s revolving credit indebtedness outstanding under its credit agreement, which was undrawn as of June 30, 2014 (the maximum amount of revolving credit available to Cash America is $280 million); and

•	Cash America’s $300 million in aggregate principal amount of 5.75% Senior Notes due May 15, 2018 that were issued on May 15, 2013.

Under the provisions of Cash America’s debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees, therefore, no liability has been reflected on our consolidated balance sheets. We will be released from liability under such guarantees upon completion of the separation and distribution.

Cash America has guaranteed our performance of various agreements that we are a party to, including guaranteeing our obligations to third party lenders under our CSO programs, totaling $34.9 million and $41.4 million as of June 30, 2014 and December 31, 2013, respectively, and our obligations under the leases covering our leased premises for which we are liable for monthly rents of approximately $226,000 through the remaining terms of these leases. After the distribution is completed, Cash America does not intend to guarantee our obligations to third party lenders that thereafter participate in our CSO programs or our obligations under the leases covering our leased premises. We will agree to indemnify Cash America for any liability incurred by it based on guarantees of our obligations to third party lenders that Cash America has extended to participants in our CSO programs and our obligations under the leases covering our leased premises. We expect Cash America’s guarantees of our lease obligations will be released upon or prior to the distribution and that in order to obtain certain releases we may be required to provide security, such as a letter of credit, to the lessor.

On December 22, 2011, we purchased preferred stock representing a minority interest in BillFloat, Inc., a Delaware corporation that is now known as Better Finance, Inc., from Cash America. The purchase price of $5.0 million was paid to Cash America through borrowings under our credit agreement with Cash America. The purchase price was not determined in an arm’s length transaction and no independent valuation was made. Rather, the purchase price represents the amount Cash America paid to originally purchase the minority interest in BillFloat, Inc. on March 31, 2011. Cash America sold us the minority interest in BillFloat, Inc., in part, to more effectively align this asset with the assets held by its online short-term consumer loan subsidiaries. BillFloat, Inc. is an early stage privately-held consumer financial services entity.

Related-Party Transactions

As a current subsidiary of Cash America, we engage in related-party transactions with Cash America. Those transactions are described in more detail in Note 14 of notes to consolidated financial statements for the year ended December 31, 2013 that accompany our audited consolidated financial statements included elsewhere in this information statement and in the other disclosure in this section “Certain Relationships and Related-Party Transactions.”

We pay Cash America compensation for loans made to or arranged for customers who were referred from Cash America. We paid $0.4 million and $0.5 million for the six months ended June 30, 2014 and 2013, respectively, pursuant to this arrangement. In addition, we administer the consumer loan underwriting model utilized by Cash America’s Retail Services Division in exchange for the reimbursement of our direct third-party costs incurred in providing the service. We received $0.3 million and $0.5 million for the six months ended June 30, 2014 and 2013, respectively, pursuant to this arrangement.

As discussed under “Corporate Governance and Management—Executive Officers,” we expect the individuals listed below to serve as executive officers of Enova following the distribution. As executive officers of Enova, each person will be considered a “related person” (as defined in Item 404(a) of SEC Regulation S-K). On the date of the distribution, unvested RSUs of Cash America common stock held by the Mr. Fisher, our president and chief executive officer, (as shown below) will be subject to accelerated vesting if the distribution occurs before January 29, 2015. The number of units subject to accelerated vesting, the approximate expense thereof, and the approximate dollar value of the related-persons’ interests in the transaction are as follows:

Name	No. of Share of Cash America Restricted Stock Units Held as of June 30, 2014 (1)	Amount of Expense (2)	Approximate Dollar Value of Shares as of June 30, 2014 (3)
David A. Fisher	14,260	$687,189	$633,572
Kirk Chartier	—	—	—
Alex T. King	—	—	—
Arad Levertov	—	—	—
Robert S. Clifton	—	—	—
Joseph DeCosmo	—	—	—
Sean Rahilly	—	—	—
Daniel Shteyn	—	—	—
Lisa M. Young	—	—	—

(1)	On January 29, 2013 Mr. Fisher received a special one-time grant of 14,260 RSUs that are scheduled to vest on the earlier of January 29, 2015 or the date, if ever, that our stock becomes publicly traded. The number of RSUs granted to Mr. Fisher was determined by dividing $600,000 by the average closing price of our Cash America common stock for the 20 trading-day period ending on the day before the grant date.
(2)	The amount shown represents the grant date fair value in compliance with ASC 718, Compensation—Stock Compensation, or ASC 718, for RSU awards granted under Cash America’s long-term incentive plan. In accordance with ASC 718, the amount in this column was calculated by multiplying the number of RSUs granted by the closing stock price of Cash America’s common stock on the last trading day preceding the grant date, which was $48.19.
(3)	The approximate dollar value of the RSU grant was calculated by multiplying the number of RSUs granted by the closing stock price of Cash America’s common stock on June 30, 2014, which was $44.43.

In anticipation of the distribution (i) Cash America, as sole stockholder of Enova, expects to approve the terms and conditions of the Enova International, Inc. 2014 Long Term Incentive Plan and (ii) we expect the Enova Board of Directors, once in place, to approve grants under the terms and conditions of the plan to each of our executive officers and such grants could include (a) options to purchase shares of Enova common stock, (b) Enova RSU awards, (c) other forms of long-term incentive awards that may be available under the plan, or (d) any combination of the foregoing. These grants will be described in an amendment to this information statement in “Compensation Discussion and Analysis—Compensation Actions Taken in Connection with the Separation and Distribution.”

From and after the distribution date, we expect to have in effect a Code of Business Conduct and Ethics, or the Code of Conduct, and a Statement of Policy for the Review, Approval or Ratification of Transactions with Related Persons, or the Related-Party Transaction Policy. The Code of Conduct is expected to prohibit our employees from entering into a transaction with companies in which the employee, a family relative of the employee or personal friend of the employee has a financial or other interest for the purpose of benefiting the associate, relative or friend without the approval of the associate’s supervisor or the legal department. The Related-Party Transaction Policy is expected to require a member of management to notify our Board of Directors, or the Board, or an appropriate committee of the Board, of any transaction or relationship that arises and of which she or he becomes aware that reasonably could be expected to constitute a related-party transaction. For purposes of the company’s Related-Party Transaction Policy, a related-party transaction is expected to include a transaction in which the company (including its affiliates) is a participant and in which any director, executive officer or shareholder owning at least 5% of the total equity of Enova (or any of their respective immediate family members or an entity in which such director, executive officer, shareholder or any of their respective immediate family members holds or controls more than 5% of such entity’s total equity) has or will have a direct or indirect material interest. For so long as Cash America continues to be a related party following the distribution, including due to its retained ownership in Enova, transactions with Cash America will be related-party transactions subject to the Code of Conduct and the Related-Party Transaction Policy. Any such transaction or relationship will be reviewed by our company’s management or the appropriate Board committee to ensure it does not constitute a conflict of interest and is reported appropriately. Additionally, we expect the Nominating and Governance Committee’s charter will provide for the committee to conduct an annual review of related-party transactions between each of our directors and the company (and its affiliates) and to make recommendations to the Board of Directors regarding the continued independence of each Board member.

For information about the treatment of stock-based and cash-based awards in the distribution, see “The Separation and the Distribution—Treatment of Short- and Long-Term Incentive Compensation” included elsewhere in this information statement.

Agreements Between Us and Cash America

As part of the separation and the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with Cash America to effect the separation and to provide a framework for our relationship with Cash America after the separation and the distribution. These agreements will provide for the allocation between us and Cash America of the assets, liabilities and obligations of Cash America and its subsidiaries, and will govern various aspects of the relationship between us and Cash America subsequent to the separation, including with respect to transition services, registrations rights, tax matters and other commercial relationships. In addition to the Separation and Distribution Agreement, which contains key provisions related to the separation and the distribution, these agreements will include, among others:

•	Tax Matters Agreement;

•	Transition Services Agreement;

•	Stockholder’s and Registration Rights Agreement;

•	Credit Underwriting Services Agreement; and

•	Marketing and Customer Referral Agreement.

The forms of certain of the principal agreements described below have been or will be filed as exhibits to the registration statement of which this information statement is a part. The summaries of the material terms of these agreements are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms and provisions of the Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Stockholder’s and Registration Rights Agreement, the Credit Underwriting Services Agreement and the Marketing and Customer Referral Agreement described below that will be in effect following the separation have not yet been substantially completed. Material changes may be made prior to the separation and will be included in a subsequent amendment to the registration statement of which this information statement is a part. No changes may be made after our separation from Cash America without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of our e-commerce business from Cash America’s retail services business. Generally, the Separation and Distribution Agreement will include Cash America’s and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets, equity interests and rights to be transferred, liabilities to be assumed, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for Cash America and us to transfer specified assets (including the equity interests of certain Cash America subsidiaries, if necessary) and liabilities between the companies that will operate the e-commerce business after the distribution, on the one hand, and Cash America’s remaining storefront retail services business, on the other hand. The Separation and Distribution Agreement will also require that we file a registration statement to register the shares of common stock retained by Cash America, including the shares retained by Cash America for delivery under Cash America’s long-term incentive plans.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither Cash America nor Enova will make any representation or warranty as to the assets, equity interests, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Cash America or Enova or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by Cash America prior to the distribution. See “The Separation and the Distribution—Conditions to the Distribution” included elsewhere in this information statement. In addition, Cash America will have the right to determine the date and terms of the distribution, and will have the right to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement at any time prior to the distribution.

Tax Matters Agreement

The Tax Matters Agreement will govern Cash America’s and our respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

In general, under the Tax Matters Agreement, responsibility for taxes for periods prior to the distribution will be allocated in the following manner:

•	With respect to any U.S. federal income taxes of the affiliated group of which Cash America is the common parent, Cash America generally will be responsible for filing and paying all such taxes, and we will reimburse Cash America for the portion of the taxes attributable to us.

•	With respect to U.S. state or local income taxes of any state or local consolidated, combined or unitary group that includes Cash America or one of its subsidiaries and us, Cash America generally will be responsible for filing and paying such taxes of the consolidated, combined or unitary group, and we will reimburse Cash America for the portion of the consolidated or combined taxes attributable to us.

•	Cash America generally will be responsible for filing and paying any U.S. federal, state or local or foreign income taxes reportable on returns that include only Cash America and its subsidiaries (excluding us and our subsidiaries), and we generally will be responsible for filing and paying any U.S. federal, state or local or foreign income taxes reportable on returns that include only us or our subsidiaries.

•	We and Cash America will be responsible for certain non-income taxes, such as property, excise, sales and use taxes, attributable to each company and its respective subsidiaries (or property owned by such company or one of its subsidiaries following the distribution).

In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the Tax Matters Agreement, each party will be responsible for any taxes imposed on Cash America that arise from the failure of the distribution and certain related transactions to qualify as a tax-free transaction for federal income tax purposes within the meaning of Sections 355 and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

The Tax Matters Agreement will also set forth Cash America’s and our obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

Transition Services Agreement

In connection with the separation and the distribution, we will enter into a transition services agreement with Cash America, pursuant to which Cash America will agree to provide to us, on a transitional basis, certain information systems support generally consistent with the services provided by Cash America to us before the separation. The charges for the transition services generally are intended to allow Cash America to fully recover the costs directly associated with providing the services to us, plus all out-of-pocket costs and expenses, with nominal profit. The charges for the transition services generally will be approximately [—] per month plus reimbursement of Cash America’s out of pocket expenses. We have been preparing for the transition of the services to be provided by Cash America, or third-party providers on behalf of Cash America, to us under the transition services agreement. We expect that we will be able to complete the transition of those services on or before 12 months following the completion of the separation and distribution.

Subject to certain exceptions, Cash America’s liability for providing services under the transition services agreement will generally be limited to the aggregate amount (excluding any third-party costs and expenses included in such amount) actually paid to Cash America by us pursuant to the transition services agreement. The transition services agreement also will provide that Cash America shall not be liable to us for any consequential, special, indirect, incidental, punitive, or exemplary damages.

Stockholder’s and Registration Rights Agreement

Prior to the distribution, we and Cash America will enter into a Stockholder’s and Registration Rights Agreement pursuant to which we will agree that, upon the request of Cash America, we will use our best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by Cash America after the distribution. In addition, Cash America will grant us a proxy to vote the shares of our common stock that Cash America retains immediately after the distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cash America to a person other than Cash America, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.

Credit Underwriting Services Agreement

In connection with the separation and the distribution, we will enter into a credit underwriting services agreement with Cash America whereby we will continue to provide Cash America with our underwriting services and analytical models for its use in its consumer credit business for a term of one (1) year with successive one (1) year renewal options until such time as either party elects to terminate the agreement. Cash America will pay us licensing and service fees under this agreement.

Marketing and Customer Referral Agreement

We have historically had an arrangement with Cash America pursuant to which we compensated Cash America for customer leads that it provided to us that it has generated from its retail locations and its websites, though no formal agreement has existed. In connection with the separation and the distribution, we expect to enter into a marketing and customer referral agreement with Cash America which will provide the terms pursuant to which we will continue to pay Cash America compensation for providing us with new customer leads from their retail locations and their websites. During each of 2011, 2012 and 2013, we paid Cash America approximately $1.2 million each year for customer referrals.

FINANCING ARRANGEMENTS

Our outstanding indebtedness consists of:

•	an unsecured revolving credit facility in an aggregate principal amount of up to $75 million, or the revolving line of credit; and

•	$500 million in aggregate principal amount of 9.75% Senior Notes due 2021, or the Notes.

Credit Agreement

On May 14, 2014, we and certain of our domestic subsidiaries, as guarantors, entered into a credit agreement with Jefferies Finance LLC, as administrative agent, and Jefferies Group LLC, as lender, or the Credit Agreement. The Credit Agreement provides for our unsecured revolving line of credit in an aggregate principal amount of up to $75.0 million. The Credit Agreement contains customary representations and warranties and covenants (including financial maintenance covenants). Loans under the revolving line of credit may be made in dollars or in designated foreign currencies. Neither Cash America nor any of its other subsidiaries that are not subsidiaries of Enova guarantee the revolving line of credit.

Our revolving line of credit may be used for our and our subsidiaries’ general corporate purposes, including possible acquisitions. Interest on the loans borrowed under the Credit Agreement will be charged, at our option, at either LIBOR for one week or one-, two-, three- or six-month periods, as selected by us, plus a margin varying from 2.50% to 3.75% or at the agent’s base rate plus a margin varying from 1.50% to 2.75%. The margin for the Credit Agreement borrowings is dependent on our cash flow leverage ratios. We will also be required to pay a fee on the unused portion of the line of credit ranging from 0.25% to 0.50% based on our cash flow leverage ratios. The revolving line of credit under the Credit Agreement was undrawn as of June 30, 2014.

The Credit Agreement also includes a sub-limit of up to $20.0 million for standby or commercial letters of credit. In the event that an amount is paid by the issuing bank under a letter of credit, it will be due and payable by us on demand. Pursuant to the terms of the Credit Agreement, we agree to pay fees equal to the LIBOR margin per annum on the undrawn amount of each outstanding standby letter of credit plus a one-time commercial letter of credit fee of 0.20% of the face amount of each commercial letter of credit plus 0.25% per annum on the average daily amount of the total letter of credit exposure. We had no outstanding letters of credit as of June 30, 2014.

Our Credit Agreement will mature on June 30, 2017. However, if our guarantees of Cash America’s indebtedness and other material Cash America debt in excess of $1.0 million are not released and terminated on or before March 31, 2015, our Credit Agreement will instead mature on March 31, 2015. See “Guarantees of Cash America’s Indebtedness” below for additional information regarding the indebtedness of Cash America that we guarantee as of the date of this information statement.

This description of the material terms of the revolving line of credit is qualified in its entirety by reference to the full text of the Credit Agreement, which is incorporated by reference into this information statement.

Senior Notes

On May 30, 2014, we issued and sold the Notes. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. The Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act.

We used all of the net proceeds of the Note offering, or $479.0 million, to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of the Cash America Dividend. See “Certain Relationships and Related-Party Transactions—Historical Relationship with Cash America” for additional information regarding the Cash America Dividend.

The Notes are governed by an Indenture, or the Indenture, dated May 30, 2014, between us, our domestic subsidiaries, as Guarantors, and U.S. Bank National Association, as trustee. The Notes will bear interest at a rate of 9.75% per year on the principal amount of the Notes, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2014. The Notes will mature on June 1, 2021. The Notes are senior unsecured debt obligations of Enova and are unconditionally guaranteed by our domestic subsidiaries. Neither Cash America nor any of its other subsidiaries that are not also our subsidiaries guarantee the Notes.

The Indenture contains certain covenants that, among other things, limit our and certain of our subsidiaries’ ability to incur additional debt, acquire or create new subsidiaries, create liens, engage in certain transactions with affiliates and consolidate or merge with or into other companies.

The Notes are redeemable at our option, in whole or in part, (i) at any time prior to June 1, 2017 at 100% of the aggregate principal amount of Notes redeemed plus the applicable “make whole” redemption price specified in the Indenture, plus accrued and unpaid interest, if any, to the redemption date and (ii) at any time on or after June 1, 2017 at a premium specified in the Indenture that will decrease over time as described in the Indenture, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to June 1, 2017, we may redeem from time to time up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date with the proceeds from certain equity offerings as described in the Indenture. In addition, if our and our subsidiaries’ guarantee of certain indebtedness of Cash America as described in the Indenture is not released on or before March 31, 2015 then we may redeem all and not less than all of the Notes outstanding at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, or the Special Redemption, and if the Special Redemption does not occur, then the interest rate on the Notes will increase 2.0% per annum until Enova and its subsidiaries no longer guarantee certain indebtedness of Cash America as described in the Indenture. See “—Guarantees of Cash America’s Indebtedness” below for additional information regarding the indebtedness of Cash America that we guarantee as of the date of this information statement. If a change of control occurs, as that term is defined in the Indenture, the holders of Notes will have the right, subject to certain conditions, to require Enova to repurchase their Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, as of the date of repurchase. The proposed separation and distribution do not constitute a change of control under the Indenture.

The Indenture provides for customary events of default, including nonpayment, failure to comply with covenants or other agreements in the Indenture, any subsidiary guarantee ceasing to be in full force and effect or any guarantor denying or disaffirming its obligations under its subsidiary guarantee, and certain events of bankruptcy or insolvency. If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

In addition, on May 30, 2014, we entered into a registration rights agreement with the initial purchaser, or the Registration Rights Agreement, pursuant to which we agreed to use commercially reasonable efforts to cause a registration statement to be declared effective on or prior to the 360th day following the closing date relating to an exchange offer of the Notes for identical new notes registered under the Securities Act. In certain circumstances, we may be required to file a shelf registration statement to cover resales of the Notes. If we do not comply with certain covenants set forth in the Registration Rights Agreement, we must pay liquidated damages to holders of the Notes. If we fail to satisfy any of our registration obligations, we will be required to pay the holders of the Notes additional interest of 0.25% to 0.50% per annum until we satisfy our registration obligations.

This description of the material terms of the Notes is qualified in its entirety by reference to the full text of the Indenture and the Registration Rights Agreement, which are incorporated by reference into this information statement.

Guarantees of Cash America’s Indebtedness

We and our domestic subsidiaries participate jointly and severally with all domestic subsidiaries of Cash America and guarantee the following long-term debt of Cash America:

•	Cash America’s revolving credit indebtedness outstanding under its credit agreement, which was undrawn as of June 30, 2014 (the maximum amount of revolving credit available to Cash America is $280 million); and

•	Cash America’s $300 million in aggregate principal amount of 5.75% Senior Notes due May 15, 2018 that were issued on May 15, 2013.

Under the provisions of Cash America’s debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees, therefore, no liability has been reflected on our consolidated balance sheets. We will be released from liability under such guarantees upon completion of the separation and distribution.

Previous Credit Agreement with Cash America

Prior to entering into our Credit Agreement and issuing the Notes, we historically funded our strategic and operating capital needs through a combination of cash flows from operating activities and intercompany loans from Cash America. Our credit agreement with Cash America permitted us to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. We used all of the net proceeds from the Note offering to repay all of our outstanding intercompany indebtedness owed to Cash America, which was $361.4 million as of May 30, 2014, and we have terminated our revolving credit agreement with Cash America. We are no longer able to obtain financing from Cash America. As such, we will not be able to rely on Cash America to fund our business and will be required to utilize other sources of financing to develop and operate our business.

DIVIDEND POLICY

Following the separation and distribution, we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. The declaration and amount of any future dividends, however, will be determined by our Board of Directors and will depend on our financial condition, earnings and capital requirements after the distribution, covenants associated with our debt obligations and any other factors that our Board of Directors believes are relevant. There can be no assurance, however, that we will pay any cash dividends on our common stock in the future. In addition, the terms of the Notes and our Credit Agreement limit our ability to pay future dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014. The information below does not necessarily reflect what our capitalization would have been had we operated as a separate, publicly traded company for the period presented and is not necessarily indicative of our future capitalization. You should read the information set forth below in conjunction with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this information statement.

AS OF JUNE 30, 2014
Cash and cash equivalents	$79,785

Indebtedness:
Revolving line of credit (1)	$—
Senior notes (2)	500,000
Unamortized discount on senior notes (2)	(6,137)

Total Indebtedness	$493,863

Equity:
Total equity	$122,432

Total capitalization	$616,295

(Dollars in thousands)

(1)	The revolving line of credit under the Credit Agreement was undrawn as of June 30, 2014.
(2)	The Notes have an aggregate principal amount of $500 million, but were issued at a $6.19 million discount from the principal amount.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial data for the six-month period ended June 30, 2014 and the year ended December 31, 2013 have been derived from our historical consolidated financial statements included elsewhere in this information statement. The unaudited pro forma condensed consolidated financial statements reported below should be read in conjunction with the information under “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes thereto included in this information statement. The summary unaudited pro forma condensed consolidated statement of operations data for the six-month period ended June 30, 2014 and the year ended December 31, 2013 have been adjusted to give effect to the issuance of the Notes and Credit Agreement and the resulting repayment of all of our intercompany indebtedness due to Cash America and the payment of the Cash America Dividend as if these transactions had occurred as of January 1, 2014 and 2013, respectively. No material pro forma adjustments were necessary for the unaudited consolidated balance sheet at June 30, 2014.

Cash America assesses us an overhead allocation charge for certain administrative services. These services include executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent, finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical and pro forma financial statements include overhead allocation charges related to these services totaling $5.2 million for the six months ended June 30, 2014 and $10.0 million for the year ended December 31, 2013. Management believes that these costs are not necessarily indicative of our ongoing administrative costs as a separate, stand-alone public company, however we have not included an adjustment for estimated overhead costs in the pro forma financial statements provided below.

The unaudited pro forma consolidated financial information set forth below is for illustrative purposes only and does not reflect what our results of operations would have been had the issuance of the Notes and the Credit Agreement and the use of proceeds therefrom, or the distribution, occurred on the dates indicated. Before the distribution, we have been operating as a division of Cash America. Therefore, our historical and pro forma consolidated financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The unaudited pro forma consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements.”

ENOVA INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, 2013

(in thousands)

	HISTORICAL AS REPORTED YEAR ENDED DECEMBER 31, 2013	PRO FORMA ADJUSTMENTS		PRO FORMA YEAR ENDED DECEMBER 31, 2013
Revenue	$765,323	$—		$765,323
Cost of Revenue	315,052	—		315,052

Gross Profit	450,271	—		450,271

Expenses
Marketing	135,336	—		135,336
Operations and technology	70,776	—		70,776
General and administrative	84,420	—		84,420
Depreciation and amortization	17,143	—		17,143

Total Expenses	307,675	—		307,675

Income from Operations	142,596	—		142,596
Interest expense	(19,788)	(32,224	)(a)	(52,012)
Foreign currency transaction loss	(1,176)	—		(1,176)

Income before Income Taxes	121,632	(32,224)		89,012
Provision for income taxes	43,594	(11,278	)(b)	32,316

Net Income	$78,038	$(20,946)		$57,092

Diluted earnings per share	$2.36	$(0.63)		$1.73

(a)	Represents the elimination of affiliate interest expense resulting from the application of a portion of the net proceeds of the Notes issued and sold on May 30, 2014 to pay off the outstanding balance of our intercompany indebtedness due to Cash America with the corresponding addition of interest expense of $48.8 million and amortization of deferred debt issuance costs and debt discount of $3.2 million resulting from the issuance of the Notes and the Credit Agreement. The pro forma interest expense is based on a coupon rate of 9.75% and an effective yield to maturity of 10.0% for the notes. No pro forma interest expense adjustment is made for our Credit Agreement.
(b)	Represents the tax effect of pro forma adjustments to income before income taxes using a statutory rate of 35% for the periods presented.

ENOVA INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

Six Months Ended June 30, 2014

(in thousands)

	HISTORICAL AS REPORTED SIX MONTHS ENDED JUNE 30, 2014	PRO FORMA ADJUSTMENTS		PRO FORMA SIX MONTHS ENDED JUNE 30, 2014
Revenue	$409,947	$—		$409,947
Cost of Revenue	133,276	—		133,276

Gross Profit	276,671	—		276,671

Expenses
Marketing	59,306	—		59,306
Operations and technology	35,008	—		35,008
General and administrative	51,358	—		51,358
Depreciation and amortization	8,434	—		8,434

Total Expenses	154,106	—		154,106

Income from Operations	122,565	—		122,565
Interest expense	(12,065)	(13,935	)(a)	(26,000)
Foreign currency transaction loss	(400)	—		(400)

Income before Income Taxes	110,100	(13,935)		96,165
Provision for income taxes	39,416	(4,877	)(b)	34,539

Net Income	$70,684	$(9,058)		$61,626

Diluted earnings per share	$2.14	$(0.27)		$1.87

(a)	Represents the elimination of affiliate interest expense resulting from the application of a portion of the net proceeds of the Notes issued and sold on May 30, 2014 to pay off the outstanding balance of our intercompany indebtedness due to Cash America with the corresponding addition of interest expense of $24.4 million and amortization of deferred debt issuance costs and debt discount of $1.6 million resulting from the issuance of the Notes and the Credit Agreement. The pro forma interest expense is based on a coupon rate of 9.75% and an effective yield to maturity of 10.0% for the Notes. No pro forma interest expense adjustment is made for our Credit Agreement.
(b)	Represents the tax effect of pro forma adjustments to income before income taxes using a statutory rate of 35% for the periods presented.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth a summary of our consolidated historical financial data as of and for the periods presented. The historical financial information as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements included elsewhere in this information statement. The historical financial information as of December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009 has been derived from our audited consolidated financial statements that are not included in this information statement. The historical financial information as of and for each of the six-month periods ended June 30, 2014 and 2013 has been derived from our unaudited interim consolidated financial statements included elsewhere in this information statement. The unaudited interim consolidated financial statements included elsewhere in this information statement have been prepared on substantially the same basis as the audited consolidated financial statements incorporated by reference in this information statement. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal nonrecurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year or any future interim period.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

(In thousands, except per share)
	SIX MONTHS ENDED JUNE 30,		YEAR ENDED DECEMBER 31,
	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)	(Unaudited)
Statement of Income Data:
Revenue	$409,947	$358,455	$765,323	$660,928	$480,340	$378,317	$254,977
Cost of Revenue	133,276	138,158	315,052	288,474	201,687	164,957	109,174

Gross Profit	276,671	220,297	450,271	372,454	278,653	213,360	145,803

Expenses
Marketing	59,306	58,069	135,336	108,810	73,329	59,197	32,775
Operations and technology	35,008	34,546	70,776	63,505	52,371	40,983	29,915
General and administrative	51,358	43,888	84,420	72,690	65,401	50,252	36,094
Depreciation and amortization	8,434	9,028	17,143	13,272	11,263	8,559	7,297

Total Expenses	154,106	145,531	307,675	258,277	202,364	158,991	106,081

Income from Operations	122,565	74,766	142,596	114,177	76,289	54,369	39,722
Interest expense	(12,065)	(9,829)	(19,788)	(20,996)	(17,420)	(15,505)	(11,852)
Investment interest income	—	—	—	—	—	296	—
Foreign currency transaction gain (loss)	(400)	(286)	(1,176)	(342)	(487)	(156)	38

Income before Income Taxes	110,100	64,651	121,632	92,839	58,382	39,004	27,908
Provision for income taxes	39,416	23,415	43,594	33,967	21,350	14,183	10,205

Net Income	$70,684	$41,236	$78,038	$58,872	$37,032	$24,821	$17,703

Earnings per share
Earnings per common share, basic and diluted	$2.14	$1.25	$2.36	$1.78	$1.12	$0.75	$0.54
Weighted average common shares outstanding, basic and diluted	33,000	33,000	33,000	33,000	33,000	33,000	33,000

Other Financial Data:
Adjusted EBITDA (a)	$130,999	$83,794	$162,239	$131,328	$87,552	$62,928	$47,019
Capital expenditures	$6,828	$4,846	$14,872	$17,872	$15,073	$12,687	$12,360
Gross profit margin	67.5%	61.5%	58.8%	56.4%	58.0%	56.4%	57.2%
Adjusted EBITDA margin (a)	32.0%	23.4%	21.2%	19.9%	18.2%	16.6%	18.4%
Domestic revenue	$217,873	$178,933	$395,549	$334,066	$254,752	$276,295	$214,479
International revenue	$192,074	$179,522	$369,774	$326,862	$225,588	$102,022	$40,498
Number of employees (at period end)	1,079	1,023	1,027	993	872	756	593

Balance Sheet Data (at period end):
Cash and cash equivalents (b)	$79,785	$50,210	$47,480	$37,548	$34,411	$17,653	$25,717
Consumer loans, net (b)	291,966	232,930	303,467	228,390	162,985	89,193	59,617
Total assets (b)	727,613	620,674	692,152	612,868	529,740	419,071	373,022
Long-term debt (c)	493,863	397,894	424,133	427,889	410,964	270,839	255,799
Total stockholder’s equity (c)	122,432	132,854	173,048	97,416	41,849	79,577	55,352

Other Operating Data:
Combined consumer loan balances, gross
Short-term loans (d)	$95,055	$157,306	$122,165	$194,679	$182,939	$138,309	$106,587
Installment loans	177,211	130,217	179,230	121,570	60,213	14,892	3,017
Line of credit accounts	122,409	58,071	125,802	42,700	21,648	10,963	11,553

Total combined consumer loan balances, gross (d)	$394,675	$345,594	$427,197	$358,949	$264,800	$164,164	$121,157

(a)	The table below shows a reconciliation of Adjusted EBITDA, a non-GAAP measure, to Net Income and Adjusted EBITDA as a percentage of total revenue, which is Adjusted EBITDA margin (dollars in thousands):

	SIX MONTHS ENDED JUNE 30,		YEAR ENDED DECEMBER 31,
	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)	(Unaudited)
Net income	$70,684	$41,236	$78,038	$58,872	$37,032	$24,821	$17,703
Regulatory penalty (1)	—	—	2,500	—	—	—	—
Withdrawn IPO (2)	—	—	—	3,879	—	—	—
Interest expense, net	12,065	9,829	19,788	20,996	17,420	15,209	11,852
Provision for income taxes	39,416	23,415	43,594	33,967	21,350	14,183	10,205
Depreciation and amortization	8,434	9,028	17,143	13,272	11,263	8,559	7,297
Foreign currency transaction loss	400	286	1,176	342	487	156	(38)

Adjusted EBITDA	$130,999	$83,794	$162,239	$131,328	$87,552	$62,928	$47,019

Revenue	$409,947	$358,455	$765,323	$660,928	$480,340	$378,317	$254,977
Adjusted EBITDA	$130,999	$83,794	162,239	131,328	87,552	62,928	47,019

Adjusted EBITDA as a percentage of total revenue	32.0%	23.4%	21.2%	19.9%	18.2%	16.6%	18.4%

(1)	For the year ended December 31, 2013, represents the amount paid in connection with the Regulatory Penalty, which is nondeductible for tax purposes.
(2)	For the year ended December 31, 2012, represents costs related to our withdrawn Registration Statement in July 2012 in connection with efforts in pursuit of an initial public offering of $3.9 million, net of tax benefit of $1.5 million.

(b)	Cash and cash equivalents, Consumer loans, net, and Total assets as of December 31, 2011, 2010, and 2009 were revised to correct the classification of cash and accounts payable and to correct for consumer loans that had not funded as of the balance sheet date. The correction resulted in a decrease in cash and cash equivalents of $3.7 million, $1.5 million and $1.5 million, a decrease in consumer loans, net of $1.0 million, $1.2 million and $1.2 million, and a decrease in accounts payable and accrued expenses of $4.7 million, $2.7 million, and $2.7 million as of December 31, 2011, 2010 and 2009, respectively. Management determined that the impact on previously issued financial statements was immaterial; however, management determined it was appropriate to correct the December 31, 2011, 2010 and 2009 financial statement amounts.
(c)	Long-term debt and total stockholder’s equity as of December 31, 2011 and 2010 were revised to correct the classification of certain net equity transactions with Cash America. Management determined that the impact on previously issued financial statements was immaterial; however, management determined it was appropriate to correct the presentation herein. The correction resulted in increases of $0.1 million and $0.6 million to long-term debt as of December 31, 2011 and 2010, respectively, and an increase of $0.3 million and a decrease of $0.3 million to total stockholder’s equity as of December 31, 2011 and 2010, respectively.
(d)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosure—Combined Consumer Loans” for additional information about combined consumer loans. The table below shows combined consumer loan balances, a non-GAAP measure, which is composed of Company-owned consumer loan balances as reported on our consolidated balance sheets and consumer loans originated by third party lenders through the CSO programs that are not included in our financial statements but are disclosures required by GAAP. The amounts in the table below reflect the revision amounts from (b) above (in thousands):

	SIX MONTHS ENDED JUNE 30,		YEAR ENDED DECEMBER 31,
	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)	(Unaudited)
Short-term loan balances, gross:
Company owned	$60,140	$121,890	$80,753	$146,472	$140,178	$99,360	$68,413
Guaranteed by the Company	34,915	35,416	41,412	48,207	42,761	38,949	38,174

Combined	$95,055	$157,306	$122,165	$194,679	$182,939	$138,309	$106,587

Total consumer loan balances, gross:
Company owned	$359,760	$310,178	$385,785	$310,742	$222,039	$125,215	$82,983
Guaranteed by the Company	34,915	35,416	41,412	48,207	42,761	38,949	38,174

Combined	$394,675	$345,594	$427,197	$358,949	$264,800	$164,164	$121,157

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

POTENTIAL SEPARATION FROM CASH AMERICA

On April 10, 2014, the Board of Directors of Cash America International, Inc., or Cash America, authorized management to review potential strategic alternatives, including a tax-free distribution, for our separation. After evaluating alternatives for Enova, Cash America’s management recommended that Cash America’s Board of Directors pursue a tax-free distribution. If Cash America’s Board of Directors approves a separation, a transaction would likely be completed in late 2014 or early 2015, subject to market, regulatory and other conditions, including, if the separation takes the form of a tax-free distribution, the receipt of a private letter ruling from the Internal Revenue Service, an opinion from Cash America’s tax counsel and a solvency opinion from an independent financial advisor. The separation and distribution will be completed by way of a pro rata distribution of 80 percent of the outstanding shares of Enova common stock to Cash America’s shareholders. If such a distribution is made, Enova would become a stand-alone, publicly traded company. See “The Separation and Distribution.”

Since 2011, we have owned all of the assets and incurred all of the liabilities related to Cash America’s e-commerce business, with some limited exceptions, in which case such assets will be transferred to us and such liabilities will be assumed by us pursuant to the Separation and Distribution Agreement in the event the distribution is completed. If Cash America’s Board of Directors authorizes the distribution, we will enter into several other agreements with Cash America related to the distribution. These agreements will govern the relationship between us and Cash America after completion of the distribution and provide for the allocation between us and Cash America of various assets, liabilities, rights and obligations (including insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by Cash America to us and vice versa. See “Certain Relationships and Related-Party Transactions—Agreements between Us and Cash America.”

RECENT REGULATORY DEVELOPMENTS

Consumer Financial Protection Bureau

On November 20, 2013, Cash America consented to the issuance of a Consent Order by the Consumer Financial Protection Bureau, or the CFPB, pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and us, to pay a civil money penalty of $5 million, of which we and Cash America agreed to allocate $2.5 million of this penalty to us, or the Regulatory Penalty. The Consent Order also relates to issues self-disclosed to the CFPB during its 2012 examination of Cash America and us, including the making of a limited number of loans to consumers who may have been active duty members of the military at the time of the loan at rates in excess of the military annual percentage rate permitted by the federal Military Lending Act due in part to system errors, and for which we have made refunds of approximately $33,500; and for certain failures to timely provide and preserve records and information in connection with the CFPB’s examination of us and Cash America. In addition, as a result of the CFPB’s review, we are in the process of enhancing our compliance management programs and implementing additional procedures to address the issues identified by the CFPB. We are also required to provide periodic reports to the CFPB. We are subject to the restrictions and obligations of the Consent Order, including the CFPB’s order that we ensure compliance with federal consumer financial laws and develop more robust compliance policies and procedures.

Financial Conduct Authority

During the six-month periods ended June 30, 2014 and June 30, 2013 and the twelve-month period ended December 31, 2013, our U.K. operations generated 45.7%, 48.6% and 47.1%, respectively, of our consolidated total revenue. Recent regulatory changes in the United Kingdom will significantly affect future results from our U.K. operations as described below.

In the United Kingdom, supervision of consumer credit was transferred on April 1, 2014 to the Financial Conduct Authority, or the FCA, and pursuant to new legislation, the FCA is authorized to adopt prescriptive rules and regulations. On February 28, 2014, the Consumer Credit Sourcebook was issued under the FCA Handbook and incorporates prescriptive regulations for lenders such as us, including mandatory affordability assessments on borrowers, limiting the number of rollovers to two, restricting how lenders can advertise, banning advertisements it deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority (which provides a creditor the ability to directly debit a customer’s account for payment when authorized by the customer to do so) to pay off a loan. We are in frequent communication with the FCA in an effort to demonstrate that we satisfy the expectations of the FCA, and we have made and are continuing to make significant modifications to many of our business practices to address the FCA’s requirements. These modifications include adjustments to our affordability assessment practices and underwriting standards that govern who will qualify for a loan from us, reductions in certain maximum loan amounts, alterations to advertising practices and adjustments to collections processes (including our practices related to continuous payment authority) and debt forbearance processes (or our practices regarding customers who have indicated they are experiencing financial difficulty). In addition, we previously have not had a physical presence in the United Kingdom as business functions have been performed remotely from our facilities in the United States. In order to alleviate concerns in relation to our ability to presently demonstrate to the FCA that we are capable of being effectively supervised, we are establishing an office in the United Kingdom.

In connection with implementing these changes to our U.K. business, we expect a significant year-over-year decrease in our U.K. loan volume, U.K. loan balances and U.K. revenue for the remainder of 2014 and potentially into 2015 as a result of adapting our U.K. business practices in response to the requirements of the FCA. The implementation of stricter affordability assessments and underwriting standards will result in a decrease in the number of consumer loans written, the average consumer loan amount and the total amount of consumer loans written to new and returning customers. Additionally, we will experience an increase in compliance- and administrative-related costs for the United Kingdom, but the overall expenses of our U.K. business (including our cost of revenue) are expected to decrease as our U.K. business contracts. The ultimate impact of the changes we are making to our U.K. operations will be dependent on a number of factors (some of which may be unforeseen), including the effectiveness of our execution of the operational changes, the impact the FCA’s requirements may have on our competitors that could result in a potential increase in our market share, and consumer reaction to the changes occurring to our services, among other things. The impact potentially could also be offset by an improved performance of our U.K. consumer loan portfolio as a result of stricter affordability assessments and underwriting standards being implemented, which is expected to result in lower consumer loan loss rates, and by continued strong demand for the online loan products we offer in the U.S. and other markets. We are still assessing the potential impact of the changes we are making to our U.K. operations and what effect such changes may have on our business, but the impact of these changes is likely to be significant for the balance of 2014 and potentially into 2015.

On July 15, 2014, the FCA issued a consultation paper that proposed a cap on the total cost of high-cost short-term credit and requested comments on the proposal. The consultation paper proposed a maximum rate of 0.8% of principal per day, and the proposal limits the total fees, interest (including post-default interest) and charges (including late fees which are capped at £15) to an aggregate amount not to exceed 100% of the principal amount loaned. The FCA has requested comments on the proposal and is expected to issue a final rule in November 2014. The final rule on a cost of credit cap will likely become effective by January 2, 2015, as required by the 2013 amendment to the Financial Services and Markets Act 2000. If the final rule adopted by the FCA is comparable to the proposed rule, we will need to make additional changes to certain of the products we offer in the United Kingdom, including increasing the minimum monthly payment under our line of credit products offered in the United Kingdom. We are still assessing the full impact of the potential cost of credit cap changes as they are currently proposed; however, after we have made all of the other changes to our U.K. business described above, we do not currently expect the impact of the modifications made to address a final cost of credit rule that is comparable to the proposed parameters to be significant.

The results for the six-month period ended June 30, 2014 and the year ended December 31, 2013 do not include the full impact of the changes described above, and the results for the six-month period ended June 30, 2013 do not include any impact of the changes described above. The results for each of these periods are not indicative of our future results of operations and cash flows from our operations in the United Kingdom. For recent developments related to the FCA, including concerns that have been expressed by the FCA regarding our compliance with U.K. legal and regulatory requirements, such as the requirement that our business be capable of being effectively supervised by the FCA given our location outside the United Kingdom and compliance with FCA rules and principles relating to affordability assessments and debt collection and forbearance processes, see “Risk Factors—Risks Related to Our Business and Industry—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” “—Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom” and “—The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market.”

BASIS OF PRESENTATION AND CRITICAL ACCOUNTING POLICIES

Enova International, Inc. was formed on September 7, 2011 by Cash America to hold the assets of Cash America’s online lending business. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., in exchange for 33 million shares of our common stock. As of June 30, 2014, Enova offered or arranged loans through a number of its subsidiaries to customers in 33 states in the United States, United Kingdom, Australia, Canada and Brazil.

Historically, we have operated as a division of Cash America and not as a stand-alone company. Our historical consolidated financial statements include the assets, liabilities, revenue and expenses directly attributable to our operations carved out of Cash America’s consolidated financial statements. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The expense allocations have been determined on a basis that Cash America and we consider to be reasonable reflections of the utilization of services provided by Cash America.

The amounts recorded for these transactions and allocations are not, however, necessarily representative of the amounts that would have been incurred had we been a separate, stand-alone entity that operated independently of Cash America. Our future results of operations if we separate from Cash America will include costs and expenses for us to operate as a stand-alone company, and, consequently, these costs may be materially different than as reflected in our historical results of operations. Accordingly, the financial statements for these years may not be indicative of our future results of operations, financial position and cash flows.

If we separate from Cash America, we expect to enter into a transition services agreement with Cash America. The expiration date of the agreement will vary by service provided but is expected to be generally no longer than

12 months from the separation date. Under the agreement, we expect that Cash America will provide support for certain information systems related to financial reporting and payment processing to us for a period of time following the completion of the separation for which we will compensate Cash America. In addition, we will reimburse Cash America for all out-of-pocket costs and expenses it pays or incurs in connection with providing such services.

Revenue Recognition

We recognize revenue based on the loan products and services we offer. “Revenue” in the consolidated statements of income includes: interest income, finance charges, fees for services provided through the CSO programs, or CSO fees, service charges, draw fees, minimum fees, late fees, nonsufficient funds fees and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that we offer, interest and finance charges are recognized on an effective yield basis over the term of the loan, and fees are recognized when assessed to the customer. CSO fees are recognized on an effective yield basis over the term of the loan. For installment loans, interest is recognized on an effective yield basis over the term of the loan and fees are recognized when assessed to the customer. For line of credit accounts, interest is recognized over the reporting period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. Unpaid and accrued interest and fees are included in “Consumer loans, net” in the consolidated balance sheets.

Current and Delinquent Consumer Loans

We classify our consumer loans as either current or delinquent. Short-term loans are considered delinquent when payment of an amount due is not made as of the due date. If an installment loan or line of credit account customer misses one payment, that payment is considered delinquent and the balance of the loan is considered current. We do not accrue interest on the delinquent payment portion of the loan but do continue to accrue interest on the remaining portion of the loan. If an installment loan or line of credit account customer does not make two consecutive payments, the entire loan or account is classified as delinquent. We allow for normal payment processing time before considering a loan delinquent but do not provide for any additional grace period.

Where permitted by law and as long as a loan is not considered delinquent, a customer may choose to renew a short-term loan or installment loan or extend the due date on a short-term loan. In order to renew or extend a short-term loan, a customer must agree to pay the current finance charge for the right to make a later payment of the outstanding principal balance plus an additional finance charge. In order to renew an installment loan, the customer enters into a new installment loan contract and agrees to pay the principal balance and finance charge in accordance with the terms of the new loan contract. If a short-term loan is renewed, but the customer fails to pay that loan’s current finance charge as of the due date, the unpaid finance charge is classified as delinquent. References throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations to renewed consumer loans include both renewals and extensions made by customers to their existing loans as discussed above.

We generally do not accrue interest on delinquent consumer loans and do not resume accrual of interest on a delinquent loan unless it is returned to current status. In addition, delinquent consumer loans generally may not be renewed, and if, during an attempt to collect on a delinquent consumer loan, we allow additional time for payment through a payment plan or a promise to pay, it is still considered delinquent. Generally, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan.

Allowance and Liability for Estimated Losses on Consumer Loans

We monitor the performance of our consumer loan portfolio and maintain either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on our owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. The liability for estimated losses related to loans guaranteed under the CSO programs is included in “Accounts payable and accrued expenses” in the consolidated balance sheets.

In determining the allowance or liability for estimated losses on consumer loans, we apply a documented systematic methodology. In calculating the allowance or liability for loan losses, outstanding loans are divided into discrete groups of short-term loans, installment loans and line of credit accounts and are analyzed as current or delinquent. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a “Cost of revenue” in the consolidated statements of income.

The allowance or liability for short-term loans classified as current is based on historical loss rates adjusted for recent default trends for current loans. For delinquent short-term loans, the allowance or liability is based on a six month rolling average of loss rates by stage of collection. For installment loan and line of credit account portfolios, we generally use a migration analysis to estimate losses inherent in the portfolio. The allowance calculation under the migration analysis is based on historical charge-off experience and the loss emergence period, which represents the average amount of time between the first occurrence of a loss event to the charge-off of a loan. The factors we consider to assess the adequacy of the allowance or liability include past due performance, historical behavior of monthly vintages, underwriting changes and recent trends in delinquency in the migration analysis.

We fully reserve and generally charge off consumer loans once the loan or a portion of the loan has been classified as delinquent for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of one to 59 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with Accounting Standards Codification, or ASC, 350, Goodwill, we test goodwill and intangible assets with an indefinite life for potential impairment annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

We use the income approach to complete our annual goodwill assessment. The income approach uses future cash flows and estimated terminal values for us that are discounted using a market participant perspective to determine the fair value, which is then compared to the carrying value to determine if there is impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint. We completed our annual assessment of goodwill as of June 30, 2014 and determined that the fair value of our goodwill exceeded carrying value, and, as a result, no impairment existed at that date. A 10% decrease in the estimated fair value for the June 2014 assessment would not have resulted in a goodwill impairment. Although no goodwill impairment was noted, there can be no assurances that future goodwill impairments will not occur.

Long-lived Assets Other Than Goodwill

An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

We amortize finite-lived intangible assets subject to amortization on the basis of their expected periods of benefit, generally three to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

Marketing Expenses

Marketing expenses consist of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expenses include lead purchase costs paid to lead providers and marketing affiliates in exchange for providing information or applications from potential customers interested in using our services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other marketing costs are expensed as incurred. We also have an agreement with an independent third party pursuant to which we pay a portion of the net revenue received on the customers referred to us by such third party. We also have an arrangement with Cash America pursuant to which we pay either a lead purchase fee or a portion of the net revenue received on loans made to or arranged for the customers referred to us by Cash America. These referral fees are expensed as incurred and included in “Marketing” in the consolidated statements of income.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes call center and operations personnel costs, software maintenance expense, underwriting data from third-party vendors, and telephony costs.

General and Administrative Expenses

General and Administrative expenses primarily include corporate personnel costs, as well as legal, occupancy, and other related costs. We allocate these expenses between domestic and international operations on the basis of revenue. In addition, general and administrative expenses include expense allocations for certain corporate service functions historically provided by Cash America, such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. Cash America allocates these expenses to us based on our share of Cash America’s corporate services expenses incurred for the consolidated entity.

Income Taxes

We account for income taxes under ASC 740, Income Taxes, or ASC 740. Accordingly, income tax expense and the deferred income tax balances in the consolidated financial statements have been calculated on a separate tax return basis although our operations have historically been included as part of consolidated and unitary tax returns with Cash America and its affiliated companies. We maintain an income taxes payable to/from account with Cash America. With the exception of certain entities outside of the US, we settle our current tax balances with Cash America on a quarterly basis through an adjustment to “Related party payable, net” in the consolidated balance sheets. Prior to May 30, 2014 we settled our current tax balances with Cash America on a quarterly basis through an adjustment to our affiliate line of credit with Cash America.

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance.

An expense or benefit is included within the tax provision in the statement of operations for any increase or decrease in the valuation allowance for a given period.

We perform an evaluation of the recoverability of our deferred tax assets on a quarterly basis. We establish a valuation allowance if it is more-likely-than-not (greater than 50 percent) that all or some portion of the deferred tax asset will not be realized. We analyze several factors, including the nature and frequency of operating losses, our carryforward period for any losses, the reversal of future taxable temporary differences, the expected occurrence of future income or loss and the feasibility of available tax planning strategies to protect against the loss of deferred tax assets.

We account for uncertainty in income taxes in accordance with ASC 740, which requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. Management must evaluate tax positions taken on our tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit.

Management’s judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management’s judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under ASC 740.

Recent Accounting Pronouncements

See Note 1 in the Notes to Unaudited Consolidated Financial Statements for a discussion of recent accounting pronouncements.

RESULTS OF OPERATIONS

Highlights

The Company’s financial results for the six-month period ended June 30, 2014, or the current six-month period, are summarized below.

•	Consolidated total revenue increased $51.4 million, or 14.4%, to $409.9 million in the current six-month period compared to $358.5 million for the six-month period ended June 30, 2013, or the prior year six-month period.

•	Consolidated gross profit increased by $56.4 million to $276.7 million in the current six-month period from $220.3 million in the prior year six-month period.

•	Consolidated income from operations was $122.6 million in the current six-month period compared to $74.8 million in the prior year six-month period.

•	Consolidated net income was $70.7 million in the current six-month period compared to $41.2 million in the prior year six-month period. Consolidated diluted earnings per share was $2.14 in the current six-month period compared to $1.25 in the prior year six-month period.

The Company’s financial results for the year ended December 31, 2013, or 2013, are summarized below.

•	Consolidated total revenue increased $104.4 million, or 15.8%, to $765.3 million in 2013 compared to $660.9 million for the year ended December 31, 2012, or 2012.

•	Consolidated gross profit increased $77.8 million, or 20.9%, to $450.3 million in 2013 compared to $372.5 million in 2012, primarily due to higher consumer loan balances, which is attributable to the success of the expansion of our line of credit accounts and installment loan products. In addition, we benefitted from an improvement in loan loss experience, resulting in an increase in gross profit from consumer loans.

•	Consolidated income from operations was $142.6 million in 2013, compared to $114.2 million in 2012. The increase in income from operations includes the effect of certain expense items in both periods as discussed further below:

•	Consolidated income from operations for 2013 includes $2.5 million for the Regulatory Penalty. Excluding this item, non-generally accepted accounting principles in the United States, or non-GAAP, adjusted income from operations would have been $145.1 million in 2013.

•	Consolidated income from operations for 2012 includes $3.9 million of costs related to our withdrawn Registration Statement in July 2012 in connection with efforts in pursuit of an initial public offering, or the Withdrawn IPO. Excluding this item, non-GAAP adjusted income from operations would have been $118.1 million in 2012.

•	Consolidated net income was $78.0 million in 2013 compared to $58.9 million in 2012. Consolidated diluted net income per share was $2.36 in 2013 compared to $1.78 in 2012. The increases in net income and diluted net income per share include certain income and expense items in both periods as discussed further below:

•	Consolidated net income for 2013 includes $2.5 million related to the Regulatory Penalty. Excluding this item, non-GAAP adjusted net income would have been $80.5 million in 2013 and non-GAAP adjusted diluted earnings per share would have been $2.44. See “Overview—Non-GAAP Disclosure—Adjusted Earnings Measures” for further discussion.

•	Consolidated net income for 2012 includes $2.4 million related to the Withdrawn IPO. Excluding this item, non-GAAP adjusted net income would have been $61.3 million in 2012 and consolidated diluted earnings per share for 2012 would have been $1.86. See “Overview—Non-GAAP Disclosure—Adjusted Earnings Measures” for further discussion.

Management believes that the adjustments shown above for 2013 and 2012, such as the adjustments for the Regulatory Penalty and the Withdrawn IPO, are useful to investors in order to allow them to compare the Company’s financial results during the periods shown without the effect of these expense items.

Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes and our results from operations for the six-month period ended June 30, 2013 do not include any impact of these changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. We expect our future results of operations will be adversely affected as a result of modifying many of our business practices to satisfy the requirements of the FCA, including stricter underwriting and affordability assessment guidelines, changes to our collection practices and increased compliance costs, including the cost of establishing and operating an office in the United Kingdom. See “—Recent Regulatory Developments—Financial Conduct Authority” above for further information.

OVERVIEW

The following tables reflect our results of operations for the periods indicated, both in dollars and as a percentage of total revenue (dollars in thousands, except per share data):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Revenue
Consumer loan fees	$409,862	$357,630	$764,126	$659,569	$479,454
Other	85	825	1,197	1,359	886

Total Revenue	$409,947	$358,455	765,323	660,928	480,340
Cost of Revenue	133,276	138,158	315,052	288,474	201,687

Gross Profit	276,671	220,297	450,271	372,454	278,653
Expenses
Marketing	59,306	58,069	135,336	108,810	73,329
Operations and technology	35,008	34,546	70,776	63,505	52,371
General and administrative	51,358	43,888	84,420	72,690	65,401
Depreciation and amortization	8,434	9,028	17,143	13,272	11,263

Total Expenses	154,106	145,531	307,675	258,277	202,364

Income from Operations	122,565	74,766	142,596	114,177	76,289
Interest expense, net	(12,065)	(9,829)	(19,788)	(20,996)	(17,420)
Foreign currency transaction loss	(400)	(286)	(1,176)	(342)	(487)

Income before Income Taxes	110,100	64,651	121,632	92,839	58,382
Provision for income taxes	39,416	23,415	43,594	33,967	21,350

Net Income	$70,684	$41,236	$78,038	$58,872	$37,032

Diluted earnings per share	$2.14	$1.25	$2.36	$1.78	$1.12

Revenue
Consumer loan fees	100.0%	99.8%	99.8%	99.8%	99.8%
Other	0.0	0.2	0.2	0.2	0.2

Total Revenue	100.0	100.0	100.0	100.0	100.0
Cost of Revenue	32.5	38.5	41.2	43.6	42.0

Gross Profit	67.5	61.5	58.8	56.4	58.0

Expenses
Marketing	14.5	16.2	17.7	16.5	15.3
Operations and technology	8.5	9.6	9.3	9.6	10.9
General and administrative	12.5	12.3	11.0	11.0	13.6
Depreciation and amortization	2.1	2.5	2.2	2.0	2.3

Total Expenses	37.6	40.6	40.2	39.1	42.1

Income from Operations	29.9	20.9	18.6	17.3	15.9
Interest expense, net	(2.9)	(2.8)	(2.6)	(3.2)	(3.6)
Foreign currency transaction loss	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Income before Income Taxes	26.9	18.0	15.9	14.0	12.2
Provision for income taxes	9.7	6.5	5.7	5.1	4.5

Net Income	17.2%	11.5%	10.2%	8.9%	7.7%

NON-GAAP DISCLOSURE

In addition to the financial information prepared in conformity with generally accepted accounting principles, or GAAP, we provide historical non-GAAP financial information. Management believes that presentation of non-GAAP financial information is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with its GAAP results, provide a more complete understanding of factors and trends affecting its business.

Management provides non-GAAP financial information for informational purposes and to enhance understanding of our GAAP consolidated financial statements. Readers should consider the information in addition to, but not instead of or superior to, its financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

Adjusted Earnings Measures

In addition to reporting financial results in accordance with GAAP, we have provided adjusted earnings and adjusted earnings per share, or, collectively, the Adjusted Earnings Measures, which are non-GAAP measures. Management believes that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and amortization methods, which provides a more complete understanding of our financial performance, competitive position and prospects for the future. Management also believes that investors regularly rely on non-GAAP financial measures, such as the Adjusted Earnings Measures, to assess operating performance and that such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP. In addition, management believes that the adjustments shown below are useful to investors in order to allow them to compare the Company’s financial results during the periods shown without the effect of each of these expense items.

The following table provides reconciliations between net income and diluted earnings per share calculated in accordance with GAAP to the Adjusted Earnings Measures, which are shown net of tax (in thousands, except per share data):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Net Income	$70,684	$41,236	$78,038	$58,872	$37,032
Adjustments (net of tax):
Regulatory Penalty (a)	—	—	2,500	—	—
Withdrawn IPO (b)	—	—	—	2,424	—
Intangible asset amortization	19	53	88	175	878
Non-cash equity-based compensation	109	49	160	92	116
Foreign currency transaction loss	257	182	755	217	309

Adjusted earnings	$71,069	$41,520	$81,541	$61,780	$38,335

Diluted earnings per share	$2.14	$1.25	$2.36	$1.78	$1.12
Adjustments (net of tax):
Regulatory Penalty (a)	—	—	0.08	—	—
Withdrawn IPO (b)	—	—	—	0.08	—
Intangible asset amortization	—	—	—	—	0.03
Non-cash equity-based compensation	—	—	0.01	—	—
Foreign currency transaction loss	0.01	0.01	0.02	0.01	0.01

Adjusted earnings per share	$2.15	$1.26	$2.47	$1.87	$1.16

(a)	For the year ended December 31, 2013, represents the amount paid in connection with the Regulatory Penalty, which is nondeductible for tax purposes.
(b)	For the year ended December 31, 2012, represents charges directly related to the withdrawn IPO of $3.9 million, net of tax benefit of $1.5 million.

Adjusted EBITDA

The table below shows Adjusted EBITDA, which is a non-GAAP measure that we define as earnings excluding depreciation, amortization, interest, foreign currency transaction gains or losses and taxes, and Adjusted EBITDA margin, which is a non-GAAP measure that we define as Adjusted EBITDA as a percentage of total revenue. Management believes Adjusted EBITDA and Adjusted EBITDA margin are used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. Adjusted EBITDA and Adjusted EBITDA margin are also useful to investors to help assess our estimated enterprise value. The computation of Adjusted EBITDA and Adjusted EBITDA margin as presented below may differ from the computation of similarly-titled measures provided by other companies (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Net Income	$70,684	$41,236	$78,038	$58,872	$37,032
Adjustments:
Regulatory Penalty (a)	—	—	2,500	—	—
Withdrawn IPO (b)	—	—	—	3,879	—
Interest expense, net	12,065	9,829	19,788	20,996	17,420
Foreign currency transaction loss	400	286	1,176	342	487
Depreciation and amortization expenses	8,434	9,028	17,143	13,272	11,263
Provision for income taxes	39,416	23,415	43,594	33,967	21,350

Adjusted EBITDA	$130,999	$83,794	$162,239	$131,328	$87,552

Adjusted EBITDA margin calculated as follows:
Total Revenue	$409,947	$358,455	$765,323	$660,928	$480,340
Adjusted EBITDA	130,999	83,794	162,239	131,328	87,552
Adjusted EBITDA as a percentage of total revenue	32.0%	23.4%	21.2%	19.9%	18.2%

(a)	For the year ended December 31, 2013, represents the amount paid in connection with the Regulatory Penalty, which is nondeductible for tax purposes.
(b)	For the year ended December 31, 2012, represents charges directly related to the withdrawn IPO of $3.9 million.

Combined Consumer Loans

Combined consumer loans is a non-GAAP measure that includes both consumer loans we own and consumer loans we guarantee, which are either GAAP items or disclosures required by GAAP. See “—Basis of Presentation and Critical Accounting Policies—Allowance and Liability for Estimated Losses on Consumer Loans.”

Management believes this non-GAAP measure provides investors with important information needed to evaluate the magnitude of potential loan losses and the opportunity for revenue performance of the consumer loan portfolio on an aggregate basis. Management also believes that the comparison of the aggregate amounts from period to period is more meaningful than comparing only the amounts reflected on our balance sheet since both revenue and cost of revenue for loans are impacted by the aggregate amount of loans we own and those we guarantee as reflected in our financial statements.

SIX MONTHS ENDED JUNE 30, 2014 COMPARED TO SIX MONTHS ENDED JUNE 30, 2013

Revenue and Gross Profit

Revenue increased $51.4 million, or 14.4%, to $409.9 million for the current six-month period as compared to $358.5 million for the prior year six-month period, with domestic operations contributing $38.9 million and international operations contributing $12.5 million of the increase. The increase in revenue is primarily due to growth in consumer loan balances, resulting from the expansion of our installment loan and line of credit portfolios in the United States and the United Kingdom. In the United Kingdom, the increase in line of credit revenue was offset by a decrease in short-term loan revenue, mainly as a result of the migration of customers from the short-term product to the line of credit product.

Our gross profit increased by $56.4 million to $276.7 million in the current six-month period from $220.3 million in the prior year six-month period, primarily due to the growth and the composition of the consumer loan portfolio in our domestic and international operations. Our consolidated gross profit as a percentage of revenue, or our gross profit margin, increased to 67.5% in the current six-month period from 61.5% in the prior year six-month period, primarily because our consumer loan portfolios had a higher percentage of customers with established payment histories during the current six-month period as compared to the prior year six-month period. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans. Installment loans and line of credit account products comprised 75.9% of the non-GAAP combined gross consumer loan balance at June 30, 2014 compared to 54.5% at June 30, 2013. While the short-term consumer loan product was a less significant portion of the aggregate portfolio, loss experience for the product also decreased in the current six-month period compared to the prior year six-month period, contributing to the increase in gross profit margin for the period. In addition, we recently made refinements to our consumer loan underwriting models, partially as a result of changes in business practices in the United Kingdom, which we believe also contributed to the recent improvements in gross profit margin. Additional discussion of the specific factors influencing each product is included in “—Consumer Loan Loss Experience by Product” below. Management expects the consolidated gross profit margin will continue to be influenced by the mix of loans to new and returning customers and the mix of outstanding loan products as product design and underwriting rules vary. Management also expects that gross profit will be adversely affected as a result of modifying many of our business practices to satisfy the requirements of the FCA. Our historical results from operations do not include the full impact of the changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes and are not indicative of our future results of operations and cash flows from our U.K. business. See “—Recent Regulatory Developments—Financial Conduct Authority” above for further information.

The following table sets forth the components of revenue and gross profit, separated between domestic and international, for the current and prior year six-month periods (dollars in thousands):

	Six Months Ended June 30,
	2014			2013
	Domestic	International	Total	Domestic	International	Total
Short-term loans	$85,786	$52,899	$138,685	$89,995	$128,047	$218,042
Installment loans	60,931	62,316	123,247	38,437	49,635	88,072
Line of credit accounts	71,082	76,848	147,930	49,699	1,817	51,516
Other	74	11	85	802	23	825

Revenue	217,873	192,074	409,947	178,933	179,522	358,455
Cost of Revenue	67,834	65,442	133,276	63,159	74,999	138,158

Gross Profit	$150,039	$126,632	$276,671	$115,774	$104,523	$220,297

Year-over-year change—$	$34,265	$22,109	$56,374	—	—	—
Year-over-year change—%	29.6%	21.2%	25.6%	—	—	—
Gross profit margin	69.0%	65.9%	67.5%	64.7%	58.2%	61.5%

Consumer Loan Balances

The outstanding combined portfolio balance of consumer loans, net of allowance and liability for estimated losses, increased $59.1 million, or 22.2%, to $325.3 million as of June 30, 2014 from $266.2 million as of June 30, 2013, primarily due to increased demand for the installment loan and line of credit account products in both domestic and international markets, partially offset by a decrease in demand for short-term loans in both domestic and international markets. Our domestic installment loan product intended to serve a near-prime customer base was a significant contributor to the growth in our consumer loan portfolio during the current six-month period. Recent modifications to our U.K. business practices to satisfy the requirements of the FCA contributed to a year-over-year decline in international consumer loan balances. Management expects the loan balances in the installment loan and line of credit account products to continue to comprise a larger percentage of the total consumer loan portfolio, due to customer’s preference for these products. Combined consumer loans include the loans we own and the loans we guarantee.

The combined consumer loan balance includes $359.8 million and $310.2 million as of June 30, 2014 and 2013, respectively, of our consumer loan balances before the allowance for losses of $67.8 million and $77.3 million provided in the consolidated financial statements for June 30, 2014 and 2013, respectively. The combined consumer loan balance also includes $34.9 million and $35.4 million as of June 30, 2014 and 2013, respectively, of consumer loan balances that are guaranteed by us, which are not included in our financial statements, before the liability for estimated losses of $1.6 million and $2.2 million provided in “Accounts payable and accrued expenses” in the consolidated financial statements for June 30, 2014 and 2013, respectively.

The following table summarizes consumer loan balances outstanding as of June 30, 2014 and 2013 (in thousands):

	As of June 30,
	2014			2013
	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)
Ending consumer loan balances:
Domestic
Short-term loans	$30,544	$34,915	$65,459	$30,653	$35,115	$65,768
Installment loans	100,009	—	100,009	43,784	—	43,784
Line of credit accounts	64,490	—	64,490	47,368	—	47,368

Total domestic, gross	195,043	34,915	229,958	121,805	35,115	156,920

International
Short-term loans	29,596	—	29,596	91,237	301	91,538
Installment loans	77,202	—	77,202	86,433	—	86,433
Line of credit accounts	57,919	—	57,919	10,703	—	10,703

Total international, gross	164,717	—	164,717	188,373	301	188,674

Total ending loan balance, gross	359,760	34,915	394,675	310,178	35,416	345,594

Less: Allowance and liability for losses (a)	(67,794)	(1,581)	(69,375)	(77,248)	(2,188)	(79,436)

Total ending loan balance, net	$291,966	$33,334	$325,300	$232,930	$33,228	$266,158

(a)	GAAP measure. The consumer loan balances guaranteed by us relate to loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(b)	Except for allowance and liability for estimated losses, amounts represent non-GAAP measures.

Average Consumer Loan Amount

The average amount per consumer loan is calculated as the total amount of combined consumer loans written and renewed for the period divided by the total number of combined consumer loans written and renewed for the period. The following table shows the average amount per consumer loan by product for the current six-month period compared to the prior year six-month period:

	Six Months Ended June 30,
	2014	2013
Average amount per consumer loan (in ones) (a)
Short-term loans (b)	$521	$536
Installment loans	1,322	1,127
Line of credit accounts (c)	278	284

Total consumer loans (b)	$490	$542

(a)	The disclosure regarding the average amount per consumer loan is statistical data that is not included in our financial statements.
(b)	Includes loans guaranteed by us, which represent loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(c)	Represents the average amount of each incremental draw on line of credit accounts.

The average amount per consumer loan decreased to $490 from $542 during the current six-month period compared to the prior year six-month period, mainly due to a greater mix of line of credit accounts, which have lower average amounts per loan relative to short-term loans, in the current six-month period compared to the prior year six-month period. This decrease was partially offset by an increase in installment loans, which have a higher average loan amount relative to short-term loans.

CONSUMER LOAN LOSS EXPERIENCE

The allowance and liability for estimated losses as a percentage of combined consumer loans and fees receivable decreased to 17.6% in the current six-month period from 23.0% in the prior year six-month period, primarily due to improved performance across all products in our consumer loan portfolio, partially related to the maturing of our product offerings, such as installment loans and line of credit accounts, which we introduced in 2008 and 2010, respectively, to include a higher percentage of customers with established payment histories.

The cost of revenue in the current six-month period was $133.3 million, which was composed of $133.8 million related to our owned consumer loans, offset by a $0.5 million decrease in the liability for estimated losses related to loans we guaranteed through the CSO programs. The cost of revenue in the prior year six-month period was $138.2 million, which was composed of $138.6 million related to our owned consumer loans, offset by a $0.4 million decrease in the liability for estimated losses related to loans we guaranteed through the CSO programs. Total charge-offs, net of recoveries, were $149.4 million and $141.2 million in the current six-month period and the prior year six-month period, respectively.

The following tables show consumer loan balances and fees receivable and the relationship of the allowance and liability for losses to the combined balances of consumer loans for each of the last six quarters (in thousands):

	2014
	First Quarter	Second Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$354,466	$359,760
Gross—Guaranteed by the Company (a)	29,643	34,915

Combined consumer loans and fees receivable, gross (b)	384,109	394,675
Allowance and liability for losses on consumer loans	75,479	69,375

Combined consumer loans and fees receivable, net (b)	$308,630	$325,300

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	19.7%	17.6%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$281,947	$310,178	$359,055	$385,785
Gross—Guaranteed by the Company (a)	30,002	35,416	35,128	41,412

Combined consumer loans and fees receivable, gross (b)	311,949	345,594	394,183	427,197
Allowance and liability for losses on consumer loans	77,228	79,436	88,996	84,365

Combined consumer loans and fees receivable, net (b)	$234,721	$266,158	$305,187	$342,832

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	24.8%	23.0%	22.6%	19.7%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

Consumer Loan Loss Experience by Product

Management evaluates loss rates for all consumer loan products in our portfolio to determine credit quality and evaluate trends. For our products, we evaluate consumer loan losses as a percentage of the average consumer loan balance outstanding or the average combined consumer loan balance outstanding, whichever is applicable, for each portfolio. We expect future loss rates to be affected by changes to our U.K. business. See “—Recent Regulatory Developments—Financial Conduct Authority.”

Short-term Loans

Demand for our short-term loan product in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our gross profit margin is highest in the first quarter of each year, corresponding to the seasonal decline in consumer loan balances outstanding. The cost of revenue as a percentage of the average combined consumer loan balance outstanding is typically lower in the first quarter and generally peaks in the second half of the year with higher loan demand. This seasonal trend was not evident during 2013, primarily due to a significant decline in demand for short-term loans in the United Kingdom when we began offering a line of credit account product. This trend continued in the United Kingdom during the current six-month period. The cost of revenue as a percentage of the average combined consumer loan balance was also impacted by increased collections as well as recent refinements made to our consumer loan underwriting models, primarily as a result of changes in business practices in the U.K. The average combined consumer loan balance outstanding for short-term consumer loans declined during 2013 and the current six-month period, primarily due to a decrease in demand for short-term loans and customers’ preference for the line of credit account product.

The following tables include information related only to short-term consumer loans and shows our loss experience trends for short-term consumer loans for each of the last six quarters (in thousands):

	2014
	First Quarter	Second Quarter
Short-term consumer loans:
Cost of revenue	$16,320	$19,670
Charge-offs (net of recoveries)	19,156	19,755
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	71,686	62,404
Guaranteed by the Company (a)(b)	34,321	32,022

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$106,007	$94,426

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$65,910	$60,140
Guaranteed by the Company (b)	29,643	34,915

Ending short-term combined consumer loans and fees receivable, gross (c)	$95,553	$95,055

Ending allowance and liability for losses	$19,726	$19,829

Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	15.4%	20.8%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	18.1%	20.9%
Gross profit margin	77.6%	70.1%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	20.6%	20.9%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loans:
Cost of revenue	$39,604	$37,069	$33,606	$25,678
Charge-offs (net of recoveries)	41,267	37,656	42,922	35,863
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	136,087	125,106	108,032	84,651
Guaranteed by the Company (a)(b)	39,520	32,457	35,951	36,369

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$175,607	$157,563	$143,983	$121,020

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$128,100	$121,890	$96,505	$80,753
Guaranteed by the Company (b)	30,002	35,416	35,128	41,412

Ending short-term combined consumer loans and fees receivable, gross (c)	$158,102	$157,306	$131,633	$122,165

Ending allowance and liability for losses	$41,346	$40,772	$32,514	$22,513

Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	22.6%	23.5%	23.3%	21.2%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	23.5%	23.9%	29.8%	29.6%
Gross profit margin	65.6%	64.0%	63.7%	67.6%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	26.2%	25.9%	24.7%	18.4%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

Installment Loans

For installment loans, the cost of revenue as a percentage of average consumer loan balance is typically more consistent throughout the year. Due to the scheduled monthly or bi-weekly payments that are inherent with installment loans, we do not experience the higher level of repayments in the first quarter for these loans as we experience with short-term loans and, to a lesser extent, line of credit accounts.

The gross profit margin is generally lower for the installment loan product than for other loan products, primarily because the highest levels of default are exhibited in the early stages of the loan, while revenue is recognized over the term of the loan. In addition, installment loans typically have a higher average amount per loan. As a result, particularly in periods of higher growth for the installment loan portfolio, which has been the case in recent years, the gross profit margin is typically lower for this product than for our short-term consumer loan products. Another factor contributing to the lower gross profit margin is that the loan yield for installment loans is typically lower than the other loan products we offer. During the current six-month period, we experienced higher gross profit margin than we experienced in the prior year six-month period, primarily due to the maturing of the installment loan product and the growth of our near-prime installment loan products as well as a decrease in new customer activity in the United Kingdom due to recent changes initiated in that market. The installment loan portfolio includes a higher percentage of customers with established payment histories in the current six-month period compared to the prior year six-month period. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans.

The following tables include information related only to our installment loans and show our loss experience trends for installment loans for each of the last six quarters (in thousands):

	2014
	First Quarter	Second Quarter
Installment Loans:
Cost of revenue	$26,203	$25,384
Charge-offs (net of recoveries)	29,899	26,818
Average consumer loan balance (a)	175,198	171,043
Ending consumer loan balance	169,552	177,211
Ending allowance for losses balance	$29,084	$27,967

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	15.0%	14.8%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	17.0%	15.7%
Gross profit margin	58.0%	58.3%
Allowance for losses as a % of consumer loan balance (b)	17.2%	15.8%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Installment Loans:
Cost of revenue	$21,884	$23,127	$30,631	$31,145
Charge-offs (net of recoveries)	22,329	23,025	26,089	30,866
Average consumer loan balance (a)	120,035	122,339	146,142	168,588
Ending consumer loan balance	116,727	130,217	162,944	179,230
Ending allowance for losses balance	$26,403	$26,555	$32,077	$32,608

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	18.2%	18.9%	21.0%	18.5%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	18.6%	18.8%	17.9%	18.3%
Gross profit margin	49.8%	48.0%	44.1%	49.0%
Allowance for losses as a % of consumer loan balance (b)	22.6%	20.4%	19.7%	18.2%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Line of Credit Accounts

The cost of revenue as a percentage of average consumer loan balance for line of credit accounts exhibits a similar quarterly seasonal trend to short-term consumer loan loss rates as the ratio is typically lower in the first quarter and increases throughout the remainder of the year, peaking in the second half of the year with higher loan demand.

The gross profit margin is generally lower for line of credit accounts because the highest levels of default are exhibited in the early stages of the account, while the revenue is recognized over the term of the account. As a result, particularly in periods of higher growth for line of credit account portfolios, which has been the case in recent years, the gross profit margin will be lower for this product than for our short-term loan products. The decrease in the allowance for losses as a percentage of consumer loan balance was primarily due to the maturing of the line of credit portfolio reflected in a lower percentage of the portfolio in a delinquent status, and, as a result, the typical seasonal trend was not evidenced during the current six-month period. Additionally, during the second quarter of 2014 we experienced a sequential decline from the first quarter of 2014 in the average line of credit account balance, which was driven by a lower sequential quarter balance in the United Kingdom, primarily as a result of changes in business practices in the United Kingdom. We expect that this trend may continue as we make operational changes to comply with the current and future regulatory changes in that market. See “—Recent Regulatory Developments—Financial Conduct Authority” for further discussion.

The following tables include information related only to line of credit accounts and shows our loss experience trends for line of credit accounts for each of the last six quarters (in thousands):

	2014
	First Quarter	Second Quarter
Line of credit accounts:
Cost of revenue	$23,913	$21,786
Charge-offs (net of recoveries)	26,602	27,211
Average consumer loan balance (a)	121,457	120,228
Ending consumer loan balance	119,004	122,409
Ending allowance for losses balance	$26,669	$21,579

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	19.7%	18.1%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	21.9%	22.6%
Gross profit margin	67.3%	70.9%
Allowance for losses as a % of consumer loan balance (b)	22.4%	17.6%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Line of credit accounts:
Cost of revenue	$6,510	$9,964	$26,152	$29,682
Charge-offs (net of recoveries)	9,596	7,321	14,211	25,159
Average consumer loan balance (a)	39,558	45,629	79,757	110,439
Ending consumer loan balance	37,120	58,071	99,606	125,802
Ending allowance for losses balance	$9,479	$12,109	$24,405	$29,244

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	16.5%	21.8%	32.8%	26.9%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	24.3%	16.0%	17.8%	22.8%
Gross profit margin	72.0%	64.8%	48.2%	56.7%
Allowance for losses as a % of consumer loan balance (b)	25.5%	20.9%	24.5%	23.2%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Total Expenses

Total expenses increased $8.6 million, or 5.9%, to $154.1 million in the current six-month period compared to $145.5 million in the prior year six-month period.

Marketing expenses increased $1.2 million, or 2.1%, to $59.3 million in the current six-month period compared to $58.1 million in the prior year six-month period, primarily due to higher domestic direct mail and pay-per-click advertising costs that were partially offset by lower lead generation costs and other marketing costs in our international operations.

Operations and technology expense increased $0.5 million, or 1.3%, to $35.0 million in the current six-month period compared to $34.5 million in the prior year six-month period, primarily due to increased personnel and software maintenance resulting from higher loan volume.

General and administrative expense increased $7.5 million, or 17.0%, to $51.4 million in the current six-month period compared to $43.9 million in the prior year six-month period, primarily due to higher accounting and legal professional services expenses incurred in the current six-month period in conjunction with Cash America’s recent decision to review strategic alternatives for our separation and certain other matters (see “The Potential Separation”), higher regulatory expenses related to our U.K. operations (see “—Recent Regulatory Developments—Financial Conduct Authority”), higher incentive accruals due to stronger financial performance and the addition of new personnel to support our growth.

Depreciation and amortization expense decreased $0.6 million, or 6.6%, in the current six-month period compared to the prior year six-month period, primarily due to the acceleration of depreciation related to the phase-out of certain loan platforms in the prior year six-month period.

Interest Expense, Net

On May 30, 2014, we issued and sold $500.0 million in aggregate principal amount of senior notes, or the Notes, in a private offering and terminated our credit agreement with Cash America. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. We used all of the net proceeds, or $479.0 million, of the Note offering to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of $122.4 million in cash dividends we paid to Cash America, of which $120.7 million was paid on May 30, 2014 and $1.7 million was paid on June 30, 2014. Prior to issuing the Notes, we utilized affiliate borrowing agreements with Cash America for all borrowing arrangements. Pursuant to these agreements, interest was charged at a base rate plus an applicable margin.

Interest expense, net increased $2.3 million, or 22.7%, to $12.1 million in the current six-month period, compared to $9.8 million in the prior year six-month period. The increase was primarily due to an increase in the weighted average interest rate on our outstanding debt to 5.76% in the current six-month period from 4.75% in the prior year six-month period, partially offset by a $3.2 million decrease in the average amount of debt outstanding to $410.3 million during the current six-month period from $413.5 million during the prior year six-month period. We expect our interest expense for the remainder of 2014 to increase to reflect the higher interest rate and debt outstanding.

See “Certain Relationships and Related-Party Transactions—Historical Relationship with Cash America,” “Financing Arrangements” and “Unaudited Pro Forma Consolidated Financial Statements” for a discussion of our current financing arrangements.

Provision for Income Taxes

Provision for income taxes increased $16.0 million, or 68.3%, to $39.4 million in the current six-month period compared to $23.4 million in the prior year six-month period. The increase was primarily due to a 70.3% increase in income before income taxes, partially offset by a decrease in the effective tax rate to 35.8% in the current six-month period from 36.2% in the prior year six-month period.

Net Income

Net income increased $29.5 million, or 71.4%, to $70.7 million in the current six-month period compared to $41.2 million in the prior year six-month period. The increase was primarily due to the growth of our installment loan and line of credit account products in the United States and United Kingdom.

YEAR ENDED 2013 COMPARED TO YEAR ENDED 2012

Revenue and Gross Profit

Revenue increased $104.4 million, or 15.8%, to $765.3 million for 2013 as compared to $660.9 million for 2012. The increase in revenue is primarily due to the expansion of our installment loan and line of credit portfolios in the United States and the United Kingdom.

Our gross profit increased by $77.8 million to $450.3 million in 2013 from $372.5 million in 2012, primarily due to the growth and the composition of the consumer loan portfolio in our domestic and international operations. Our consolidated gross profit margin increased to 58.8% in 2013 from 56.4% in 2012, primarily because our consumer loan portfolios had a higher percentage of customers with established payment histories during 2013 as compared to 2012.

The following table sets forth the components of revenue and gross profit, separated between domestic and international, in 2013 and 2012 (in thousands):

	Year Ended December 31,
	2013			2012
	Domestic	International	Total	Domestic	International	Total
Short-term loans	$185,524	$204,182	$389,706	$202,581	$257,254	$459,835
Installment loans	89,967	113,957	203,924	56,627	69,575	126,202
Line of credit accounts	118,963	51,533	170,496	73,532	—	73,532
Other	1,095	102	1,197	1,326	33	1,359

Revenue	395,549	369,774	765,323	334,066	326,862	660,928
Cost of Revenue	157,344	157,708	315,052	144,455	144,019	288,474

Gross Profit	$238,205	$212,066	$450,271	$189,611	$182,843	$372,454

Year-over-year change—$	$48,594	$29,223	$77,817	—	—	—
Year-over-year change—%	25.6%	16.0%	20.9%	—	—	—
Gross profit margin	60.2%	57.4%	58.8%	56.8%	55.9%	56.4%

Consumer Loan Balances

The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $68.8 million, or 25.1%, to $342.8 million at December 31, 2013 from $274.0 million at December 31, 2012, primarily due to increased demand for installment loan and line of credit account products in both domestic and international markets, partially offset by a decrease in demand for short-term loans.

The combined consumer loan balance includes $385.8 million and $310.7 million at December 31, 2013 and 2012, respectively, of our owned consumer loan balances, before the allowance for losses of $82.3 million and $82.4 million, respectively, which have both been provided in the consolidated financial statements at December 31, 2013 and 2012, respectively. The combined consumer loan balance also includes $41.4 million and $48.2 million at December 31, 2013 and 2012, respectively, of consumer loan balances that are guaranteed by us and are not included in our financial statements. The liability for estimated losses related to the consumer loan balances we guarantee of $2.0 million and $2.6 million has been included in “Accounts payable and accrued expenses” in the consolidated financial statements at December 31, 2013 and 2012, respectively.

The following table summarizes the consumer loan balances as of December 31, 2013 and 2012 (in thousands):

	As of December 31,
	2013			2012
	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)
Ending consumer loan balances:
Domestic
Short-term loans	$32,867	$41,412	$74,279	$37,734	$44,261	$81,995
Installment loans	76,195	—	76,195	45,713	—	45,713
Line of credit accounts	66,247	—	66,247	42,700	—	42,700

Total domestic, gross	175,309	41,412	216,721	126,147	44,261	170,408

International
Short-term loans	47,886	—	47,886	108,738	3,946	112,684
Installment loans	103,035	—	103,035	75,857	—	75,857
Line of credit accounts	59,555	—	59,555	—	—	—

Total international, gross	210,476	—	210,476	184,595	3,946	188,541

Total ending loan balance, gross	385,785	41,412	427,197	310,742	48,207	358,949

Less: Allowance and liability for losses (a)	(82,318)	(2,047)	(84,365)	(82,352)	(2,624)	(84,976)

Total ending loan balance, net	$303,467	$39,365	$342,832	$228,390	$45,583	$273,973

(a)	GAAP measure. The consumer loan balances guaranteed by us relate to loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(b)	Except for allowance and liability for estimated losses, amounts represent non-GAAP measures.

Average Consumer Loan Amount

The following table shows the average amount per consumer loan by product for 2013 compared to 2012:

	Year Ended December 31,
	2013	2012
Average amount per consumer loan (in ones) (a)
Short-term loans (b)	$529	$541
Installment loans	1,173	1,100
Line of credit accounts (c)	299	279

Total consumer loans (b)	$529	$542

(a)	The disclosure regarding the average amount per consumer loan is statistical data that is not included in our financial statements.
(b)	Includes loans guaranteed by us, which represent loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(c)	Represents the average amount of each incremental draw on line of credit accounts.

The average amount per consumer loan decreased to $529 from $542 during 2013 compared to 2012, mainly due to a greater mix in 2013 of line of credit accounts, which have lower average amounts per loan relative to short-term loans. This decrease was partially offset by an increase in installment loans, which have a higher average loan amount relative to short-term loans.

CONSUMER LOAN LOSS EXPERIENCE

The allowance and liability for estimated losses as a percentage of combined consumer loans and fees receivable decreased to 19.7% in 2013 from 23.7% in 2012, primarily due to improved performance of the consumer loan portfolios, partially related to the maturing of our product offerings, such as installment loans and line of credit accounts, to include a higher percentage of customers with established payment histories.

The cost of revenue in 2013 was $315.0 million, which was composed of $315.6 million related to our owned consumer loans, offset by a $0.6 million decrease in the liability for estimated losses related to loans we guaranteed through the CSO programs. The cost of revenue in 2012 was $288.5 million, which was composed of $288.1 million related to our owned consumer loans and $0.4 million related to loans we guaranteed through the CSO programs. Total charge-offs, net of recoveries, were $316.3 million and $266.6 million in 2013 and 2012, respectively.

The following tables show consumer loan balances and fees receivable and the relationship of the allowance and liability for losses to the combined balances of consumer loans by quarter for the years ended December 31, 2013 and 2012 (in thousands):

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$281,947	$310,178	$359,055	$385,785
Gross—Guaranteed by the Company (a)	30,002	35,416	35,128	41,412

Combined consumer loans and fees receivable, gross (b)	311,949	345,594	394,183	427,197
Allowance and liability for losses on consumer loans	77,231	79,436	88,996	84,365

Combined consumer loans and fees receivable, net (b)	$234,718	$266,158	$305,187	$342,832

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	24.8%	23.0%	22.6%	19.7%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$212,363	$241,083	$280,832	$310,742
Gross—Guaranteed by the Company (a)	32,220	40,634	41,660	48,207

Combined consumer loans and fees receivable, gross (b)	244,583	281,717	322,492	358,949
Allowance and liability for losses on consumer loans	58,026	70,016	81,110	84,976

Combined consumer loans and fees receivable, net (b)	$186,557	$211,701	$241,382	$273,973

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	23.7%	24.9%	25.2%	23.7%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

Consumer Loan Loss Experience by Product

Management evaluates loss rates for all consumer loan products in our portfolio to determine credit quality and evaluate trends. For our products, we evaluate consumer loan losses as a percentage of the average consumer loan balance outstanding or the average combined consumer loan balance outstanding, whichever is applicable, for each portfolio.

Short-term Loans

The following tables include information related only to short-term consumer loans and show our loss experience trends for short-term consumer loans for 2013 and 2012 (in thousands):

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loans:
Cost of revenue	$39,604	$37,069	$33,606	$25,678
Charge-offs (net of recoveries)	41,267	37,656	42,922	35,863
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	136,087	125,106	108,032	84,651
Guaranteed by the Company (a)(b)	39,520	32,457	35,951	36,369

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$175,607	$157,563	$143,983	$121,020

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$128,100	$121,890	$96,505	$80,753
Guaranteed by the Company (b)	30,002	35,416	35,128	41,412

Ending short-term combined consumer loans and fees receivable, gross (c)	$158,102	$157,306	$131,633	$122,165

Ending allowance and liability for losses	$41,346	$40,772	$32,514	$22,513

Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	22.6%	23.5%	23.3%	21.2%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	23.5%	23.9%	29.8%	29.7%
Gross profit margin	65.6%	64.0%	63.7%	67.6%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	26.2%	25.9%	24.7%	18.4%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loans:
Cost of revenue	$40,786	$44,692	$44,428	$47,146
Charge-offs (net of recoveries)	47,427	39,565	46,346	45,444
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	132,183	126,464	132,083	134,997
Guaranteed by the Company (a)(b)	37,392	36,991	41,800	43,670

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$169,575	$163,455	$173,883	$178,667

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$124,971	$130,058	$133,396	$146,472
Guaranteed by the Company (b)	32,220	40,634	41,660	48,207

Ending short-term combined consumer loans and fees receivable, gross (c)	$157,191	$170,692	$175,056	$194,679

Ending allowance and liability for losses	$39,366	$43,785	$42,995	$44,566

Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	24.1%	27.3%	25.6%	26.4%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	28.0%	24.2%	26.7%	25.4%
Gross profit margin	62.8%	60.1%	62.2%	60.9%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	25.0%	25.7%	24.6%	22.9%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

Installment Loans

The following tables include information related only to installment loans and show our loss experience trends for installment loans for 2013 and 2012 (in thousands):

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Installment loans:
Cost of revenue	$21,884	$23,127	$30,631	$31,145
Charge-offs (net of recoveries)	22,329	23,025	26,089	30,866
Average consumer loan balance (a)	120,035	122,339	146,142	168,588
Ending consumer loan balance	116,727	130,217	162,944	179,230
Ending allowance for losses balance	$26,403	$26,555	$32,077	$32,608

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	18.2%	18.9%	21.0%	18.5%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	18.6%	18.8%	17.9%	18.3%
Gross profit margin	49.8%	48.0%	44.1%	49.0%
Allowance for losses as a % of consumer loan balance (b)	22.6%	20.4%	19.7%	18.2%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Installment loans:
Cost of revenue	$13,707	$15,913	$22,137	$23,425
Charge-offs (net of recoveries)	11,623	11,098	15,498	22,100
Average consumer loan balance (a)	64,327	73,860	94,078	111,479
Ending consumer loan balance	67,281	80,430	105,074	121,570
Ending allowance for losses balance	$14,844	$19,322	$26,577	$27,845

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	21.3%	21.5%	23.5%	21.0%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	18.1%	15.0%	16.5%	19.8%
Gross profit margin	37.9%	38.4%	38.6%	44.5%
Allowance for losses as a % of consumer loan balance (b)	22.1%	24.0%	25.3%	22.9%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Line of Credit Accounts

The following tables include information related only to line of credit accounts and show our loss experience trends for line of credit accounts for 2013 and 2012 (in thousands):

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Line of credit accounts:
Cost of revenue	$6,510	$9,964	$26,152	$29,682
Charge-offs (net of recoveries)	9,596	7,321	14,211	25,159
Average consumer loan balance (a)	39,558	45,629	79,757	110,439
Ending consumer loan balance	37,120	58,071	99,606	125,802
Ending allowance for losses balance	$9,479	$12,109	$24,405	$29,244

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	16.5%	21.8%	32.8%	26.9%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	24.3%	16.0%	17.8%	22.8%
Gross profit margin	72.0%	64.8%	48.2%	56.7%
Allowance for losses as a % of consumer loan balance (b)	25.5%	20.9%	24.5%	23.2%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Line of credit accounts:
Cost of revenue	$3,718	$6,554	$11,363	$14,616
Charge-offs (net of recoveries)	3,625	3,460	6,736	13,588
Average consumer loan balance (a)	20,892	25,115	37,207	42,485
Ending consumer loan balance	20,112	30,595	42,362	42,700
Ending allowance for losses balance	$3,815	$6,909	$11,537	$12,565

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	17.8%	26.1%	30.5%	34.4%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	17.4%	13.8%	18.1%	32.0%
Gross profit margin	68.1%	54.1%	52.3%	38.6%
Allowance for losses as a % of consumer loan balance (b)	19.0%	22.6%	27.2%	29.4%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Total Expenses

Total expenses increased $49.4 million, or 19.1%, to $307.7 million in 2013, compared to $258.3 million in 2012.

Marketing expenses increased $26.5 million, or 24.4%, to $135.3 million in 2013 compared to $108.8 million in 2012, primarily due to continuing efforts to expand our customer base in both domestic and international markets.

Operations and technology expense increased $7.3 million, or 11.4%, to $70.8 million in 2013 compared to $63.5 million in 2012, primarily due to increased personnel, software maintenance and loan underwriting and processing expenses.

General and administrative expense increased $11.7 million, or 16.1%, to $84.4 million in 2013 compared to $72.7 million in 2012, primarily due to the addition of new personnel to support our growth, higher incentive accruals due to strong financial performance and higher legal expenses. These increases were partially offset by a $0.6 million decrease in expenses allocated from Cash America reflecting lower allocated corporate services costs.

Depreciation and amortization expense increased $3.8 million, or 29.2%, in 2013 compared to 2012, primarily due to increased expenditures for capitalized software and equipment to support product innovations and the acceleration of depreciation related to the phase-out of certain loan platforms in 2013.

Interest Expense, Net

Interest expense, net decreased $1.2 million, or 5.8%, to $19.8 million in 2013, compared to $21.0 million in 2012. The decrease was mainly due to a decrease in our weighted-average interest rate to 4.7% in 2013 from 5.0% in 2012 and, to a lesser extent, a decrease in the average amount of debt outstanding to $411.5 million in 2013 from $416.2 million in 2012. See “Unaudited Pro Forma Consolidated Financial Statements.”

Provision for Income Taxes

Provision for income taxes increased $9.6 million, or 28.3%, to $43.6 million in 2013 compared to $34.0 million in 2012. The increase was primarily due to a 31.0% increase in income before income taxes, partially offset by a decrease in the effective tax rate to 35.8% in 2013 from 36.6% in 2012.

Net Income

Net income increased $19.1 million, or 32.6%, to $78.0 million in 2013 compared to $58.9 million in 2012. The increase was primarily due to the growth of our installment loan and line of credit account products in the United States and United Kingdom.

YEAR ENDED 2012 COMPARED TO YEAR ENDED 2011

Revenue and Gross Profit

Revenue increased $180.6 million, or 37.6%, to $660.9 million in 2012 as compared to $480.3 million for the year ended December 31, 2011, or 2011. The increase in revenue is primarily due to growth in consumer loan balances. The percentage of revenue from international operations to total consolidated revenue increased in 2012 compared to 2011 as our business continued to experience growth primarily in the United Kingdom. In 2012, international revenue was 49.5% of total revenue, up from 47.0% in 2011.

Our gross profit increased by $93.8 million to $372.5 million in 2012 from $278.7 million in 2011, primarily due to higher loan balances in 2012 compared to 2011. Also contributing to the increase in gross profit was the expansion of our installment loan and line of credit account products in the United States, which resulted in an increase in new customers. Our consolidated gross profit margin decreased to 56.4% in 2012 from 58.0% in 2011, primarily due to a greater mix of installment loans and line of credit accounts as a percentage of the total consumer loan portfolio. The gross profit margin for our international operations increased to 55.9% in 2012 from 50.7% in 2011, mainly because of the continuing maturation of the portfolio. Despite the improvement in the international gross profit margin, the heavier concentration of international loans in the portfolio and their lower gross profit margin compared to our domestic operations contributed to the slight decline in our consolidated gross profit margin in 2012.

The following table sets forth the components of revenue and gross profit, separated between domestic and international, in 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012			2011
	Domestic	International	Total	Domestic	International	Total
Short-term loans	$202,581	$257,254	$459,835	$199,258	$201,552	$400,810
Installment loans	56,627	69,575	126,202	24,304	23,750	48,054
Line of credit accounts	73,532	—	73,532	30,590	—	30,590
Other	1,326	33	1,359	600	286	886

Revenue	334,066	326,862	660,928	254,752	225,588	480,340
Cost of Revenue	144,455	144,019	288,474	90,535	111,152	201,687

Gross Profit	$189,611	$182,843	$372,454	$164,217	$114,436	$278,653

Year-over-year change—$	$25,394	$68,407	$93,801	—	—	—
Year-over-year change—%	15.5%	59.8%	33.7%	—	—	—
Gross profit margin	56.8%	55.9%	56.4%	64.5%	50.7%	58.0%

Consumer Loan Balances

The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $70.5 million, or 34.7%, to $274.0 million at December 31, 2012 from $203.5 million at December 31, 2011, primarily due to increased demand for all consumer loan products in both domestic and international markets.

The combined consumer loan balance includes $310.7 million and $222.0 million at December 31, 2012 and 2011, respectively, of our owned consumer loan balances, before the allowance for losses of $82.4 million and $59.1 million, respectively, which have both been provided in the consolidated financial statements at December 31, 2012 and 2011, respectively. The combined consumer loan balance also includes $48.2 million and $42.8 million at December 31, 2012 and 2011, respectively, of consumer loan balances, which are guaranteed by us and are not included in our financial statements. The liability for estimated losses related to the consumer loan balances we guarantee of $2.6 million and $2.3 million has been included in “Accounts payable and accrued expenses” in the consolidated financial statements at December 31, 2012 and 2011, respectively. The following table summarizes the consumer loan balances as of December 31, 2012 and 2011 (in thousands):

	As of December 31,
	2012			2011
	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)	Company Owned (a)	Guaranteed by the Company (a)	Combined (b)
Ending consumer loan balances:
Domestic
Short-term loans	$37,734	$44,261	$81,995	$38,455	$39,341	$77,796
Installment loans	45,713	—	45,713	24,411	—	24,411
Line of credit accounts	42,700	—	42,700	21,648	—	21,648

Total domestic, gross	126,147	44,261	170,408	84,514	39,341	123,855

International
Short-term loans	108,738	3,946	112,684	101,723	3,420	105,143
Installment loans	75,857	—	75,857	35,802	—	35,802

Total international, gross	184,595	3,946	188,541	137,525	3,420	140,945

Total ending loan balance, gross	310,742	48,207	358,949	222,039	42,761	264,800

Less: Allowance and liability for losses (a)	(82,352)	(2,624)	(84,976)	(59,054)	(2,284)	(61,338)

Total ending loan balance, net	$228,390	$45,583	$273,973	$162,985	$40,477	$203,462

(a)	GAAP measure. The consumer loan balances guaranteed by us relate to loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(b)	Except for allowance and liability for estimated losses, amounts represent non-GAAP measures.

Average Consumer Loan Amount

The following table shows the average amount per consumer loan by product for 2012 compared to 2011:

	Year Ended December 31,
	2012	2011
Average amount per consumer loan (in ones) (a)
Short-term loans (b)	$541	$522
Installment loans	1,100	1,157
Line of credit accounts (c)	279	282

Total consumer loans (b)	$542	$525

(a)	The disclosure regarding the average amount per consumer loan is statistical data that is not included in our financial statements.
(b)	Includes loans guaranteed by us, which represent loans originated by third-party lenders through the CSO programs and are not included in our financial statements.
(c)	Represents the average amount of each incremental draw on line of credit accounts.

The average amount per consumer loan increased to $542 from $525 during 2012 compared to 2011, due largely to an increase in longer-term installment loans, which typically have a larger average loan amount than short-term loans, and an increase in the average amount of short-term loans.

CONSUMER LOAN LOSS EXPERIENCE

The allowance and liability for estimated losses as a percentage of combined consumer loans and fees receivable increased to 23.7% in 2012 compared to 23.2% in 2011, primarily due to the change in the mix of loans, as discussed in the “Revenue and Gross Profit” section above.

The cost of revenue was $288.5 million in 2012, which was composed of $288.1 million related to our owned consumer loans and $0.4 million related to loans we guaranteed through the CSO programs. The cost of revenue in 2011 was $201.7 million, which was composed of $201.7 million related to our owned consumer loans and an immaterial amount related to loans we guaranteed through the CSO programs. Total charge-offs, net of recoveries, were $266.6 million and $178.0 million in 2012 and 2011, respectively.

The following tables show consumer loan balances and fees receivable and the relationship of the allowance and liability for losses to the combined balances of consumer loans by quarter for the years ended December 31, 2012 and 2011 (in thousands):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$212,363	$241,083	$280,832	$310,742
Gross—Guaranteed by the Company (a)	32,220	40,634	41,660	48,207

Combined consumer loans and fees receivable, gross (b)	244,583	281,717	322,492	358,949
Allowance and liability for losses on consumer loans	58,026	70,016	81,110	84,976

Combined consumer loans and fees receivable, net (b)	$186,557	$211,701	$241,382	$273,973

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	23.7%	24.9%	25.2%	23.7%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Consumer loan balances and fees receivable:
Gross—Company owned	$118,665	$142,102	$181,602	$222,039
Gross—Guaranteed by the Company (a)	28,272	34,073	36,356	42,739

Combined consumer loans and fees receivable, gross (b)	146,937	176,175	217,958	264,778
Allowance and liability for losses on consumer loans	34,343	35,093	45,269	61,332

Combined consumer loans and fees receivable, net (b)	$112,594	$141,082	$172,689	$203,446

Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (b)	23.4%	19.9%	20.8%	23.2%

(a)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(b)	Non-GAAP measure.

Consumer Loan Loss Experience by Product

Management evaluates loss rates for all consumer loan products in our portfolio to determine credit quality and evaluate trends. For our products, we evaluate consumer loan losses as a percentage of the average consumer loan balance outstanding or the average combined consumer loan balance outstanding, whichever is applicable, for each portfolio.

Short-term Loans

The following tables include information related only to short-term consumer loans and show our loss experience trends for short-term consumer loans for 2012 and 2011 (in thousands):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loans:
Cost of revenue	$40,786	$44,692	$44,428	$47,146
Charge-offs (net of recoveries)	47,427	39,565	46,346	45,444
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	132,183	126,464	132,083	134,997
Guaranteed by the Company (a)(b)	37,392	36,991	41,800	43,670

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$169,575	$163,455	$173,883	$178,667

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$124,971	$130,058	$133,396	$146,472
Guaranteed by the Company (b)	32,220	40,634	41,660	48,207

Ending short-term combined consumer loans and fees receivable, gross (c)	$157,191	$170,692	$175,056	$194,679

Ending allowance and liability for losses	$39,366	$43,785	$42,995	$44,566

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	24.1%	27.3%	25.6%	26.4%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	28.0%	24.2%	26.7%	25.4%
Gross profit margin	62.8%	60.1%	62.2%	60.9%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	25.0%	25.7%	24.6%	22.9%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Short-term consumer loans:
Cost of revenue	$30,328	$32,824	$41,732	$54,698
Charge-offs (net of recoveries)	35,596	33,721	34,417	44,144
Average short-term combined consumer loans and fees receivable, gross:
Company owned (a)	96,969	98,595	117,010	132,091
Guaranteed by the Company (a)(b)	33,356	31,223	36,614	38,887

Average short-term combined consumer loans and fees receivable, gross (a)(c)	$130,325	$129,818	$153,624	$170,978

Ending short-term combined consumer loans and fees receivable, gross:
Company owned	$91,963	$103,883	$123,036	$140,178
Guaranteed by the Company (b)	28,272	34,073	36,356	42,739

Ending short-term combined consumer loans and fees receivable, gross (c)	$120,235	$137,956	$159,392	$182,917

Ending allowance and liability for losses	$29,081	$28,246	$34,904	$45,164

Short-term consumer loan ratios:
Cost of revenue as a % of average short-term combined consumer loans and fees receivable, gross (a)(c)	23.3%	25.3%	27.2%	32.0%
Charge-offs (net of recoveries) as a % of average short-term combined consumer loans balance and fees receivable, gross (a)(c)	27.3%	26.0%	22.4%	25.8%
Gross profit margin	64.3%	63.6%	61.4%	53.4%
Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross (c)(d)	24.2%	20.5%	21.9%	24.7%

(a)	The average short-term combined consumer loans and fees receivable is the average of the month-end balances during the period.
(b)	Represents loans originated by third-party lenders through the CSO programs, which are not included in our financial statements.
(c)	Non-GAAP measure.
(d)	Allowance and liability for losses as a % of combined consumer loans and fees receivable, gross, is determined using period-end balances.

Installment Loans

The following tables include information related only to installment loans and show our loss experience trends for installment loans for 2012 and 2011 (in thousands):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Installment loans:
Cost of revenue	$13,707	$15,913	$22,137	$23,425
Charge-offs (net of recoveries)	11,623	11,098	15,498	22,100
Average consumer loan balance (a)	64,327	73,860	94,078	111,479
Ending consumer loan balance	67,281	80,430	105,074	121,570
Ending allowance for losses balance	$14,844	$19,322	$26,577	$27,845

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	21.3%	21.5%	23.5%	21.0%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	18.0%	15.0%	16.5%	19.8%
Gross profit margin	37.9%	38.4%	38.6%	44.5%
Allowance for losses as a % of consumer loan balance (b)	22.1%	24.0%	25.3%	22.9%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Installment loans:
Cost of revenue	$4,650	$6,429	$8,785	$13,729
Charge-offs (net of recoveries)	3,174	5,228	6,509	8,883
Average consumer loan balance (a)	16,834	22,201	35,102	52,239
Ending consumer loan balance	18,357	26,290	42,786	60,213
Ending allowance for losses balance	$4,386	$5,568	$7,721	$12,451

Installment loan ratios:
Cost of revenue as a % of average consumer loan balance (a)	27.6%	29.0%	25.0%	26.3%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	18.9%	23.5%	18.5%	17.0%
Gross profit margin	33.8%	22.4%	33.5%	29.7%
Allowance for losses as a % of consumer loan balance (b)	23.9%	21.2%	18.0%	20.7%

(a)	The average consumer loan balance for installment loans is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Line of Credit Accounts

The following tables include information related only to line of credit accounts and show our loss experience trends for line of credit accounts for 2012 and 2011 (in thousands):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Line of credit accounts:
Cost of revenue	$3,718	$6,554	$11,363	$14,616
Charge-offs (net of recoveries)	3,625	3,460	6,736	13,580
Average consumer loan balance (a)	20,892	25,115	37,207	42,485
Ending consumer loan balance	20,112	30,595	42,362	42,700
Ending allowance for losses balance	$3,815	$6,909	$11,537	$12,565

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	17.8%	26.1%	30.5%	34.4%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	17.4%	13.6%	18.1%	32.0%
Gross profit margin	68.1%	54.1%	52.3%	38.6%
Allowance for losses as a % of consumer loan balance (b)	19.0%	22.6%	27.2%	29.4%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Line of credit accounts:
Cost of revenue	$1,339	$1,118	$2,546	$3,509
Charge-offs (net of recoveries)	1,976	716	1,181	2,431
Average consumer loan balance (a)	10,170	9,987	13,903	18,097
Ending consumer loan balance	8,345	11,929	15,780	21,648
Ending allowance for losses balance	$876	$1,279	$2,644	$3,723

Line of credit account ratios:
Cost of revenue as a % of average consumer loan balance (a)	13.2%	11.2%	18.3%	19.4%
Charge-offs (net of recoveries) as a % of average consumer loan balance (a)	19.4%	7.2%	8.5%	13.5%
Gross profit margin	75.0%	82.9%	71.4%	64.2%
Allowance for losses as a % of consumer loan balance (b)	10.5%	10.7%	16.8%	17.2%

(a)	The average consumer loan balance for line of credit accounts is the average of the month-end balances during the period.
(b)	Allowance for losses as a % of consumer loan balance is determined using period-end balances.

Total Expenses

Total expenses increased $55.9 million, or 27.6%, to $258.3 million in 2012, compared to $202.4 million in 2011.

Marketing expenses increased $35.5 million, or 48.4%, to $108.8 million in 2012 compared to $73.3 million in 2011, primarily due to increased efforts to expand our customer base domestically and internationally. Referral fee expenses also increased $1.7 million, primarily due to increased loan volume from our existing referral programs.

Operations and technology expense increased $11.1 million, or 21.3%, to $63.5 million in 2012 compared to $52.4 million in 2011, primarily due to increases in call center personnel and underwriting expenses to support growth and new business initiatives during the year.

General and administrative expense increased $7.3 million, or 11.1%, to $72.7 million in 2012 compared to $65.4 million in 2011, primarily due to increases in personnel expenses related to personnel additions and merit increases and $3.9 million in costs related to the Withdrawn IPO. These increases were partially offset by a $7.3 million decrease in expenses allocated from Cash America due primarily to the assumption of certain corporate services functions from Cash America.

Depreciation and amortization expense increased $2.0 million, or 17.8%, in 2012 compared to 2011, mainly due to additional depreciation on capital additions for systems development in support of new products, as well as normal system upgrades.

Interest Expense, Net

Interest expense, net increased $3.6 million, or 20.5%, to $21.0 million in 2012, compared to $17.4 million in 2011. The increase was primarily due to an increase in the average amount of debt outstanding, which increased $105.9 million to $416.2 million during 2012 from $310.3 million during 2011, partially offset by a decrease in our weighted-average interest rate to 5.0% in 2012 from 5.8% in 2011. A $75.0 million declared dividend in September of 2011 contributed to the increase in average borrowings outstanding. See “Certain Relationships and Related-Party Transactions.”

Provision for Income Taxes

Provision for income taxes increased $12.6 million, or 59.1%, to $34.0 million in 2012 compared to $21.4 million in 2011. The increase was primarily due to a 59.0% increase in income before income taxes. The effective tax rate was flat at 36.6%.

Net Income

Net income increased $21.9 million, or 59.0%, to $58.9 million in 2012 compared to $37.0 million in 2011. The increase was primarily due to higher revenue as a result of increased year-over-year consumer loan balances.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have generated significant cash flow through normal operating activities for funding both long-term and short-term needs. Our near-term liquidity is managed to ensure that adequate resources are available to fund our seasonal working capital growth, which is driven by demand for our loan products. In addition to operating cash flows, liquidity was historically provided by affiliate advances from Cash America that were evidenced through borrowings under an intercompany credit agreement with Cash America. Our credit agreement with Cash America permitted us to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. On May 30, 2014 we issued and sold $500 million in aggregate principal amount of 9.75% senior notes, or the Notes, in a private offering and terminated our credit agreement with Cash America. We are no longer able to obtain financing from Cash America. As such, we are not able to rely on Cash America to fund our business and will be required to utilize other sources of financing to develop and operate our business. On May 14, 2014, we entered into a credit agreement with an unaffiliated third-party that provides for an unsecured revolving credit facility, or the Credit Agreement, in an aggregate principal amount of up to $75.0 million. The Credit Agreement also includes a sub-limit of up to $20.0 million for standby or commercial letters of credit that are guaranteed by our domestic subsidiaries. We had no outstanding letters of credit as of June 30, 2014. As of June 30, 2014, our available borrowings under the Credit Agreement were $75.0 million. We expect that our operating needs will be satisfied by a combination of cash flows from operations and borrowings under our Credit Agreement. See “Financing Arrangements” and “Certain Relationships and Related-Party Transactions.”

As of June 30, 2014, we were in compliance with all financial ratios, covenants and other requirements set forth in our debt agreements. Unexpected changes in our financial condition or other unforeseen factors may result in our inability to obtain third-party financing or could increase our borrowing costs in the future. To the extent we experience short-term or long-term funding disruptions, we have the ability to adjust our volume of lending to consumers that would reduce cash outflow requirements while increasing cash inflows through repayments of consumer loans. Additional alternatives may include the securitization or sale of assets and reductions in capital spending which could be expected to generate additional liquidity.

Senior Notes

On May 30, 2014, we issued and sold the Notes. The Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act.

We used all of the net proceeds, or $479.0 million, of the Note offering to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of $122.4 million in cash dividends we paid to Cash America, of which $120.7 million was paid on May 30, 2014 and $1.7 million was paid on June 30, 2014. See “Certain Relationships and Related-Party Transactions—Historical Relationship with Cash America” for additional information regarding the Cash America Dividend.

The Notes are governed by an Indenture, or the Indenture, dated May 30, 2014, between us, our domestic subsidiaries, as Guarantors, and U.S. Bank National Association, as trustee. The Notes will bear interest at a rate of 9.75% per year on the principal amount of the Notes, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2014. The Notes will mature on June 1, 2021. The Notes are senior unsecured debt obligations of Enova and are unconditionally guaranteed by our domestic subsidiaries. Neither Cash America nor any of its other subsidiaries that are not also our subsidiaries guarantee the Notes.

The Indenture contains certain covenants that, among other things, limit our and certain of our subsidiaries’ ability to incur additional debt, acquire or create new subsidiaries, create liens, engage in certain transactions with affiliates and consolidate or merge with or into other companies.

The Notes are redeemable at our option, in whole or in part, (i) at any time prior to June 1, 2017 at 100% of the aggregate principal amount of Notes redeemed plus the applicable “make whole” redemption price specified in the Indenture, plus accrued and unpaid interest, if any, to the redemption date and (ii) at any time on or after June 1, 2017 at a premium specified in the Indenture that will decrease over time as described in the Indenture, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to June 1, 2017, we may redeem from time to time up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date with the proceeds from certain equity offerings as described in the Indenture. In addition, if our and our subsidiaries’ guarantee of certain indebtedness of Cash America as described in the Indenture is not released on or before March 31, 2015 then we may redeem all and not less than all of the Notes outstanding at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, or the Special Redemption, and if the Special Redemption does not occur, then the interest rate on the Notes will increase 2.0% per annum until Enova and its subsidiaries no longer guarantee certain indebtedness of Cash America as described in the Indenture. (See “Financing Arrangements” for additional information regarding the indebtedness of Cash America that we guarantee as of the date of this information statement.) If a change of control occurs, as that term is defined in the Indenture, the holders of the Notes will have the right, subject to certain conditions, to require Enova to repurchase their Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, as of the date of repurchase. The proposed separation and distribution do not constitute a change of control under the Indenture.

In addition, on May 30, 2014, we entered into a registration rights agreement with the initial purchaser of the Notes, or the Registration Rights Agreement, pursuant to which we agreed to use commercially reasonable efforts to cause a registration statement to be declared effective on or prior to the 360th day following the closing date relating to an exchange offer of the Notes for identical new notes registered under the Securities Act. In certain circumstances, we may be required to file a shelf registration statement to cover resales of the Notes. If we do not comply with certain covenants set forth in the Registration Rights Agreement, we must pay liquidated damages to holders of the Notes. If we fail to satisfy any of our registration obligations, we may be required to pay the holders of the Notes additional interest ranging from 0.25% to 0.50% per annum until we satisfy our registration obligations.

The Indenture provides for customary events of default, including nonpayment, failure to comply with covenants or other agreements in the Indenture, any subsidiary guarantee ceasing to be in full force and effect or any guarantor denying or disaffirming its obligations under its subsidiary guarantee, and certain events of bankruptcy or insolvency. If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Credit Agreement

On May 14, 2014, we and certain of our domestic subsidiaries, as guarantors, entered into a credit agreement with Jefferies Finance LLC, as administrative agent, and Jefferies Group LLC, as lender, or the Credit Agreement. The Credit Agreement provides for our unsecured revolving line of credit in an aggregate principal amount of up to $75.0 million. The Credit Agreement contains customary representations and warranties and covenants (including financial maintenance covenants). Loans under the revolving line of credit may be made in dollars or in designated foreign currencies. Neither Cash America nor any of its other subsidiaries that are not subsidiaries of Enova guarantee the revolving line of credit.

Our revolving line of credit may be used for our and our subsidiaries’ general corporate purposes, including possible acquisitions. Interest on the loans borrowed under the Credit Agreement will be charged, at our option, at either LIBOR for one week or one-, two-, three- or six-month periods, as selected by us, plus a margin varying from 2.50% to 3.75% or at the agent’s base rate plus a margin varying from 1.50% to 2.75%. The margin for the Credit Agreement borrowings is dependent on our cash flow leverage ratios. We will also be required to pay a fee on the unused portion of the line of credit ranging from 0.25% to 0.50% based on our cash flow leverage ratios. The revolving line of credit under the Credit Agreement was undrawn as of June 30, 2014.

The Credit Agreement also includes a sub-limit of up to $20.0 million for standby or commercial letters of credit. In the event that an amount is paid by the issuing bank under a letter of credit, it will be due and payable by us on demand. Pursuant to the terms of the Credit Agreement, we agree to pay fees equal to the LIBOR margin per annum on the undrawn amount of each outstanding standby letter of credit plus a one-time commercial letter of credit fee of 0.20% of the face amount of each commercial letter of credit plus 0.25% per annum on the average daily amount of the total letter of credit exposure. We had no outstanding letters of credit as of June 30, 2014.

Our Credit Agreement will mature on June 30, 2017. However, if our guarantees of Cash America’s indebtedness and other material Cash America debt in excess of $1.0 million are not released and terminated on or before March 31, 2015, our Credit Agreement will instead mature on March 31, 2015. See “—Off-Balance Sheet Arrangements” below for additional information regarding the indebtedness of Cash America that we guarantee as of the date of this information statement.

Financial Conduct Authority

See “—Recent Regulatory Developments—Financial Conduct Authority” for a discussion of changes we have made and will continue to make to our U.K business practices in response to the requirements of the FCA and the proposed cap on the total cost of credit in the United Kingdom. We are still assessing the potential impact of the changes we have made and are making in response to the requirements of the FCA, but we expect our U.K.

operations will experience a decline in working capital necessary to operate our U.K. consumer loan business as consumer loans outstanding, revenue and cost of revenue decline during the balance of 2014 and potentially into 2015 as we adjust our business practices. In addition, although we are still assessing the full impact of the cost of credit cap changes as they are currently proposed, after we have made all of the other changes to our U.K. business in response to the requirements of the FCA, we do not currently expect the impact of the modifications made to address a final cost of credit rule that is comparable to the proposed parameters to be significant.

Cash Flows

Our cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Cash flows provided by operating activities (a)	$237,896	$208,633	$438,298	$375,508	$255,933
Cash flows used in investing activities
Consumer loans	(124,403)	(143,976)	(388,867)	(346,467)	(266,427)
Property and equipment additions	(6,828)	(4,846)	(14,872)	(17,872)	(15,073)
Investment in non-marketable securities	—	—	—	(1,000)	—
Other investing activities	—	—	—	(178)	—

Total cash flows used in investing activities (a)	(131,231)	$(148,822)	(403,739)	(365,517)	(281,500)
Cash flows provided by (used in) financing activities	(78,810)	(43,046)	(28,567)	(9,008)	43,130
Working capital (a)	348,935	274,369	340,933	261,068	186,790
Current ratio	6.6x	6.9x	7.9x	6.5x	5.3x
Total debt to Adjusted EBITDA (b)			2.6x	3.3x	4.7x

(a)	Net cash provided by operating activities and net cash used in investing activities for 2011 and working capital as of December 31, 2011 were revised to correct the classification of cash and accounts payable and to correct for consumer loans that had not funded as of the balance sheet date. Management determined that the impact on previously issued financial statements was immaterial; however, management determined it was appropriate to correct the presentation herein. The correction resulted in a $2.0 million decrease in net cash provided by operating activities, a $0.2 million decrease in net cash used in investing activities for 2011 and a $0.5 million increase to working capital as of December 31, 2011.
(b)	Total debt to Adjusted EBITDA, a non-GAAP measure, is calculated using Adjusted EBITDA for the twelve months ended for the respective period indicated.

Cash Flows from Operating Activities

Net cash provided by operating activities increased $29.3 million, or 14.0%, to $237.9 million for the current six-month period from $208.6 million for the prior year six-month period. The increase was primarily driven by a $29.5 million increase in net income during the current six-month period, partially offset by a $4.9 million decrease in cost of revenue, a non-cash expense, primarily because our consumer loan portfolios had a higher percentage of customers with established payment histories during the current six-month period as compared to the prior year six-month period.

Other significant changes in net cash provided by operating activities for the current six-month period compared to the prior year six-month period included cash flows from the following activities:

•	the addition of related party payables, net resulted in a $11.5 million increase in net cash provided by operating activities, primarily due to income taxes paid by Cash America on our behalf; and

•	changes in prepaid expenses and other assets resulted in an $8.3 million decrease in net cash provided by operating activities, primarily due to higher miscellaneous receivables balances and changes in prepaid marketing expenses.

Net cash provided by operating activities increased $62.8 million, or 16.7%, to $438.3 million for 2013 from $375.5 million for 2012. The increase was primarily driven by a $19.2 million increase in net income during 2013 and a $26.6 million increase in the cost of revenue, a non-cash expense, primarily as a result of increased lending activity. Increases in outstanding customer loan balances immediately require an increase in the balance sheet reserve for potential loan losses and generate the cost of revenue, a non-cash expense, during the period. The related cash expense for uncollectible loans is captured as the difference in consumer loans originated or acquired and consumer loans repaid for those loans that are uncollectible. These amounts are reflected in the cash flows from investing activities.

Other significant changes in net cash provided by operating activities for 2013 compared to 2012 included cash flows from the following activities:

•	changes in deferred income taxes, net, resulted in a $7.7 million increase in net cash provided by operating activities, primarily due to increases in deferred tax liabilities related to amortizable intangible assets;

•	depreciation and amortization expense increased $3.9 million in 2013 compared to 2012, primarily due to increased expenditures for capitalized software and equipment to support product innovations and the acceleration of depreciation related to the phase-out of certain loan platforms in 2013; and

•	changes in accounts payable and accrued expenses resulted in a $3.1 million increase in net cash provided by operating activities, primarily due to the timing of payments of marketing and lead purchase costs.

Net cash provided by operating activities for 2012 increased $119.6 million, or 46.7%, to $375.5 million from $255.9 million for 2011. The increase was primarily driven by a $21.8 million increase in net income during 2012 and an $86.8 million increase in the cost of revenue, a non-cash expense, primarily as a result of increased lending activity.

Other significant changes in net cash provided by operating activities for 2012 compared to 2011 included cash flows from the following activities:

•	changes in current intercompany income taxes resulted in an $11.0 million decrease in net cash provided by operating activities in 2011 when we began paying Cash America for the full balance of intercompany income taxes payable; and

•	changes in accounts payable and accrued expenses resulted in a $5.0 million decrease in net cash provided by operating activities, primarily due to timing of payments of marketing, legal and lead purchase costs.

Management believes cash flows from operations and available cash balances and borrowings will be sufficient to fund our future operating liquidity needs, including in the case of our separation from Cash America.

Cash Flows from Investing Activities

Net cash used in investing activities decreased $17.6 million, or 11.8%, for the current six-month period compared to the prior year six-month period, primarily due to a $19.6 million decrease in net cash invested in consumer loans due to a higher rate of increase in consumer loans repaid compared to consumer loans originated or acquired.

Net cash used in investing activities increased $38.2 million, or 10.5%, for 2013 compared to 2012, primarily due to a $42.4 million increase in consumer loans originated or acquired, net of consumer loans repaid, primarily resulting from growth in our installment loan and line of credit account products.

Net cash used in investing activities increased $84.0 million, or 29.8%, for 2012 compared to 2011, primarily due to an $80.0 million increase in consumer loans originated or acquired, net of consumer loans repaid. This increase was primarily due to the increase in demand for all consumer loan products in domestic and international markets.

Expenditures for property and equipment increased $2.0 million to $6.8 million in the current six-month period compared to $4.8 million in the prior year six-month period, primarily related to increases in technology development costs to support our growth. Expenditures for property and equipment used $14.9 million of cash in 2013 compared to $17.9 million in 2012. The $3.0 million year-over-year decrease primarily related to reduced spending on leasehold improvements. Expenditures for property and equipment used $17.9 million in 2012 compared to $15.1 million in 2011. The $2.8 million year-over-year increase primarily related to increases in technology development costs to support our growth, the purchase of computer hardware and for leasehold improvements. Management anticipates that total expenditures for property and equipment for the twelve months ended December 31, 2014 will be between $18 million and $24 million, primarily for continued development activities related to our technology platform, the purchase of computer hardware and for leasehold improvements.

Cash flows from investing activities in 2011 exclude a $5.0 million purchase from Cash America of preferred stock representing a minority interest in an early-stage privately-held developing consumer financial services entity, which is included in “Other assets” in the consolidated balance sheets, because this is a non-cash item. See Note 15 in the Notes to Consolidated Financial Statements.

Cash Flows from Financing Activities

Net cash used in financing activities increased $35.8 million to $78.8 million in the current six-month period from $43.0 million in the prior year six-month period.

During the current six-month period, we issued the Notes and entered into the Credit Agreement. We used all of the net proceeds of the Note offering, or $479.0 million, to repay all of our intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of $122.4 million in cash dividends we paid to Cash America, of which $120.7 million was paid on May 30, 2014 and $1.7 million was paid on June 30, 2014. Also, we incurred $16.3 million of debt issuance costs in the current six-month period resulting from the issuance of the Notes and the Credit Agreement. See “—Senior Notes” and “—Credit Facility” above for additional information about the Notes and Credit Agreement, respectively. In addition, cash flows used in financing activities for the current six-month period reflects $70.3 million of net payments to Cash America (excluding the $361.4 million repayment on May 30, 2014) compared to $39.8 million of net payments in the prior year six-month period.

Net cash used in financing activities increased $19.6 million to $28.6 million in 2013 from $9.0 million in 2012. The increase was due to an increase in payments to Cash America on the affiliate line of credit primarily driven by the increase in net cash provided by operating activities.

Net cash used in financing activities was $9.0 million in 2012 compared to net cash provided by financing activities of $43.1 million in 2011. The difference of $52.1 million for these respective years was primarily due to reduced borrowings from Cash America as our cash flow from operations increased over these periods. Cash provided by financing activities in 2011 excludes a $75.0 million dividend paid on September 6, 2011 to Cash America in the form of a promissory note. See Note 15 in the Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations at June 30, 2014 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt (a)	$—	$—	$—	$—	$—	$500,000	$500,000
Interest on long-term debt (b)	24,375	48,750	48,750	48,750	48,750	121,875	341,250
Non-cancelable leases	1,624	2,533	1,781	1,132	469	351	7,890

Total	$25,999	$51,283	$50,531	$49,882	$49,219	$622,226	$849,140

(a)	Represents obligations under the Notes. See “Liquidity and Capital Resources—Senior Notes.”
(b)	Represents cash payments for interest on the Notes. See “Liquidity and Capital Resources—Senior Notes.”

OFF-BALANCE SHEET ARRANGEMENTS

In certain markets, we arrange for consumers to obtain consumer loan products from independent third-party lenders through our CSO programs. For consumer loan products originated by third-party lenders under the CSO programs, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the consumer loan. We are responsible for assessing whether or not we will guarantee such loan. When a customer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan received by the customer from the third-party lender if the customer fails to do so. The guarantee represents an obligation to purchase specific loans if they go into default, which loans generally have terms of less than 90 days. As of June 30, 2014 and 2013 and December 31, 2013, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $34.9 million, $35.4 million and $41.4 million, respectively, which were guaranteed by us.

We and our domestic subsidiaries participate jointly and severally with certain subsidiaries of Cash America and guarantee Cash America’s $300 million in aggregate principal amount of 5.75% Senior Notes due May 15, 2018 that were issued on May 15, 2013 and Cash America’s domestic and multi-currency line of credit due 2018. Under the provisions of Cash America’s debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the debt agreements or upon the occurrence of specified events contained in the debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. These guarantees of Cash America’s debt agreements will be released upon consummation of the separation and distribution. If the separation and distribution do not occur before March 31, 2015 and our guarantees of Cash America’s indebtedness are not released on or before that date, our Credit Agreement will mature and our borrowings under our Credit Agreement will become due, making it more difficult for us to obtain funds to pay our obligations, including our obligations under the Notes and our Credit Agreement, unless we then are able to secure a replacement credit facility. In such event, the interest rate on the Notes would also increase by 2.0% per annum. We believe we will not have to make any payments under our guarantees of Cash America’s indebtedness; therefore, no liability has been reflected on the accompanying consolidated balance sheets. We will be released from liability under such guarantees upon completion of the separation and distribution.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in foreign currency exchange rates. Currently, we periodically use forward currency exchange contracts to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. Our forward currency exchange contracts are non-designated derivatives. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction gain (loss)” in our consolidated statements of income. The following table sets forth, by each foreign currency hedged, the notional amounts of forward currency exchange contracts as of December 31, 2013, the total gains or losses recorded in 2013, and sensitivity analysis of hypothetical 10% declines in the exchange rates of the currencies (U.S. dollars in thousands).

	Notional amount of outstanding contracts as of December 31, 2013	Gain/(loss) recorded in 2013 (a)	Sensitivity Analysis (b)
British Pound	$76,760	$(2,212)	$(4,988)
Australian dollar	4,786	399	(312)

Total	$81,546	$(1,813)	$(5,300)

(a)	The gains (losses) on these derivatives substantially offset the (losses) gains on the hedged portion of international intercompany balances.
(b)	Represents the decrease to net income attributable to us due to a hypothetical 10% weakening of the foreign currency against the U.S. dollar.

BUSINESS

Overview

We are a leading provider of online financial services. In 2013, we extended approximately $2.6 billion in credit to borrowers. We currently offer or arrange loans to customers in 34 states in the United States and in the United Kingdom, Australia and Canada. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in the United States to serve the needs of small businesses. We use our proprietary technology, analytics and customer service capabilities to quickly evaluate, underwrite and fund loans, allowing us to offer consumers credit when and how they want it. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial services because of their limited access to more traditional consumer credit from banks, credit card companies and other lenders. We were an early entrant into online lending, launching our online business in 2004, and have completed over 27 million customer transactions and collected approximately 12 terabytes of consumer behavior data since launch, allowing us to better analyze and underwrite our specific customer base. We have significantly diversified our business over the past several years and currently offer or arrange multiple loan products in the United States, the United Kingdom, Australia, Canada, China and Brazil. These loan products include short-term loans, installment loans and line of credit accounts.

We believe our customers highly value our services as an important component of their personal finances because our products are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs, our dedication to customer service and our talented employees.

We have developed a proprietary underwriting system based on data we have collected over our ten years of online lending experience. This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer pursuant to jurisdiction-specific regulations and to provide customers with their funds quickly and efficiently. Our systems closely monitor loan collection and portfolio performance data that we use to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

Our flexible and scalable technology platform allows us to process and complete customers’ transactions quickly and efficiently. In 2013, we processed approximately 4.9 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve through both desktop and mobile platforms. Our highly customizable technology platform allows us to efficiently develop and deploy new products to adapt to evolving regulatory requirements and consumer preference, and to enter new markets quickly. In 2012 we launched a new product in the United States designed to serve near-prime customers, and recently we introduced a similar product in the United Kingdom. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in the United States to serve the needs of small businesses. These products are intended to allow us to further diversify our product offerings, customer base and geographic scope. In 2013, we derived 51.7% of our total revenue from the United States and 48.3% of our total revenue internationally, with 97.4% of international revenue (representing 47.1% of our total revenue) generated in the United Kingdom. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

We have been able to consistently acquire new customers and successfully generate repeat business from customers when they need a loan. We believe our customers are loyal to us because they are satisfied with our products and services. We acquire new customers from a variety of sources, including visits to our own websites, mobile sites or applications, and through direct marketing, affiliate marketing, lead providers and relationships with other lenders. We believe that the online convenience of our products and our availability 24/7 to accept loan applications with quick results are important to our customers.

Once a potential new customer submits an application, we provide a quick credit decision. If a loan is approved we typically fund the loan the next business day or, in some cases, the same day. During the entire process, from application through payment, we provide access to our in-house and well-trained customer service team. All of our operations, from customer acquisition through collections, are structured to build customer satisfaction and loyalty, in the event that a customer has a need for our products in the future. We have developed a series of sophisticated proprietary scoring models to support our various loan products. We believe that these models are an integral component of our operations and they allow us to complete a high volume of customer transactions while actively managing risk and the related credit quality of our loan portfolios. We believe our successful application of these technology innovations differentiates our capabilities relative to competitive platforms as evidenced by our history of strong growth and stable credit quality.

Products and Services

Our online loans provide customers with a deposit of funds to their bank account or debit card in exchange for a commitment to repay the amount deposited plus fees and/or interest. We originate, arrange, guarantee or purchase short-term consumer loans, installment loans and line of credit accounts. We have only one reportable segment that includes all of our online financial services.

Short-term consumer loans. Short-term loans are unsecured loans written by us or by a third-party lender through our CSO programs that we arrange and guarantee. We offer or arrange short-term consumer loans in 24 states in the United States, the United Kingdom and Canada. Short-term loans generally have terms of seven to 90 days, with proceeds promptly deposited in the customer’s bank account or on a debit card in exchange for a pre-authorized debit from their account. Our short-term consumer loans contributed approximately 33.8% of our total revenue for the six months ended June 30, 2014, 50.9% in 2013, 69.6% in 2012 and 83.4% in 2011.

Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to consumers with superior credit histories by banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit consumers.

Through our CSO programs, we provide services related to third-party lenders’ short-term consumer loan products by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under our CSO programs include credit-related services such as arranging loans with independent third-party lenders and assisting in the preparation of loan applications and loan documents, or CSO loans. Under our CSO programs, we guarantee consumer loan payment obligations to the third party lender in the event the customer defaults on the loan. When a consumer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the consumer, to provide certain services to the consumer, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For CSO loans, each lender is responsible for providing the criteria by which the consumer’s application is underwritten and, if approved, determining the amount of the consumer loan. We in turn are responsible for assessing whether or not we will guarantee such loan. The guarantee represents an obligation to purchase specific loans, which generally have terms of less than 90 days, if they go into default. As of June 30, 2014 and December 31, 2013 and 2012, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $34.9 million, $41.4 million and $48.2 million, respectively, which were guaranteed by us.

Installment loans. Installment loans are longer-term multi-payment unsecured loans that generally require the pay-down of portions of the outstanding principal balance in multiple installments. We offer multi-payment, unsecured installment loan products in the United Kingdom, Australia and in 14 states in the United States. Generally, terms for our installment loan products are between two and 12 months, but certain loans have available terms up to 60 months. These loans generally have higher principal amounts than short term loans and are repaid in installments over the term of the loan. The loan may be repaid early at any time with no prepayment charges. Our installment loans contributed approximately 30.1% of our total revenue for the six months ended June 30, 2014, 26.6% in 2013, 19.1% in 2012 and 10.0% in 2011.

Line of credit accounts. Line of credit accounts consist of draws made through our unsecured line of credit products. We offer line of credit accounts in seven states in the United States and in the United Kingdom, which allow customers to draw on the line of credit in increments of their choosing up to their credit limit. Customers may pay off their account balance in full at any time or make required minimum payments in accordance with their terms of the line of credit account. As long as the customer’s account is in good standing and has credit available, customers may continue to borrow on their line of credit. Our line of credit accounts contributed approximately 36.1% of our total revenue for the six months ended June 30, 2014, 22.3% in 2013, 11.1% in 2012 and 6.4% in 2011.

Pilot Programs. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country as described below. In addition, in late July 2014, we also introduced a pilot program for a new line of credit product in six states in the United States to serve the needs of small businesses.

Our Markets

We currently provide our services in the following countries:

United States. We began our online business in the United States in May 2004. As of the date of this information statement, we provide services in 34 states under the names CashNetUSA at www.cashnetusa.com and NetCredit at www.netcredit.com and Headway Capital at www.headwaycapital.com. In 2013, we originated, guaranteed or purchased $1.3 billion in loans and acquired more than 340,000 new customers in the United States. The United States represented 51.7% of our total revenue in 2013.

United Kingdom. We provide services in the United Kingdom under the names QuickQuid at www.quickquid.co.uk, QuickQuid FlexCredit at www.quickquidflexcredit.co.uk, Pounds to Pocket at www.poundstopocket.co.uk and OnStride Financial at www.onstride.co.uk. We began our QuickQuid short-term consumer loan business in July 2007, our Pounds to Pocket installment loan business in September 2010, our QuickQuid FlexCredit line of credit account business in March 2013 and our OnStride near-prime installment loan business in April 2014. In 2013, we originated $1.2 billion in loans and acquired more than 240,000 new customers in the United Kingdom. The United Kingdom represented 47.1% of our total revenue in 2013. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

Australia. We provide services under the name DollarsDirect at www.dollarsdirect.com.au in Australia, and we began providing services there in May 2009. Australia represented 0.7% of our total revenue in 2013.

Canada. We began providing services in Canada in October 2009. As of the date of this information statement, we provide services in the provinces of Ontario, British Columbia, Alberta and Saskatchewan under the name DollarsDirect at www.dollarsdirect.ca. Canada represented 0.5% of our total revenue in 2013.

China. We launched a pilot program in China in late July 2014, where we have entered into a joint venture with a third party lender where the third party lender makes loans in accordance with applicable laws at www.youxinyi.cn. The loans are installment loans that have a period of 12 months. Our plans for China will largely depend on our results from this pilot program.

Brazil. On June 30, 2014, we launched a pilot program in Brazil where we arrange loans for a third party lender in accordance with applicable law under the name Simplic at www.simplic.com.br. We also guarantee the payment of these loans by agreeing to purchase the loans from the third-party lender under certain circumstances. The loans may be repaid in one payment or in two or three equal installments, depending on the loan terms selected by the customer, with loan durations ranging from 15 days for loans repaid in a single payment up to 105 days for loans payable in three installments. We will receive fees and interest on these loans in connection with the services we provide. Our plans for Brazil will largely depend on our results from this pilot program.

Key Financial and Operating Metrics

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. We measure our business using several financial and operating metrics. Our key metrics include domestic and international combined consumer loans outstanding, in addition to other measures described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This growth in product offerings and geographic markets has resulted in significant revenue diversification.

Additional financial information regarding our operating segment and each of the geographic areas in which we do business is provided in “Note 16. Operating Segment Information” to our Audited Financial Statements and “Note 4. Operating Segment Information” to our Unaudited Financial Statements. See “Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

Our Industry

The Internet has transformed how consumers shop for and acquire products and services. According to International Data Corporation, global Internet usage increased 51% from 2009 to 2013, from 1.8 billion to 2.7 billion users, and is expected to increase an additional 33%, to 3.5 billion users, by 2017. As Internet accessibility has grown, a number of traditional financial services such as banking, bill payment and investing have become widely available online. A recent study by CFI Group found that approximately 82% of bank customers in a U.S. sample used their bank’s website at least once in the last 30 days. This level of use highlights the extent to which consumers now accept the Internet for conducting their financial transactions and are willing to entrust their financial information to online companies. Moreover, the CFI Group study suggests that bank customers are actually more likely to bank online than at a branch. We believe the increased acceptance of online financial services has led to an increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24/7 availability, speed of funding and transparency of fees and interest.

We use the Internet to serve the large and growing number of underbanked consumers who have bank accounts but use alternative financial services because of their limited access to more traditional consumer credit from banks, credit card companies and other lenders. Demand from these consumers has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for working-class individuals. The necessity for alternative financial services was highlighted by a 2011 report from The National Bureau of Economic Research, which found that half of the Americans surveyed reported that it is unlikely that they would be able to gather $2,000 to cover a financial emergency, even if given a month to obtain funds.

We believe that consumers seek online lending services for numerous reasons, including because they often:

•	prefer the simplicity, transparency and convenience of these services;

•	require access to financial services outside of normal banking hours;

•	have an immediate need for cash for financial challenges and unexpected expenses;

•	have been unable to access certain traditional lending or other credit services;

•	seek an alternative to the high cost of bank overdraft fees, credit card and other late payment fees and utility late payment fees or disconnect and reconnection fees; and

•	wish to avoid potential negative credit consequences of missed payments with traditional creditors.

Our Customers

Our customer base is comprised largely of individuals living in households that earn between $25,000 and $50,000 annually in the United States and between £15,000 and £25,000 annually in the United Kingdom, most of whom are considered sub-prime borrowers. Based on our analysis of industry data, we believe our addressable markets are approximately 51 million and 15 million households in the United States and the United Kingdom, respectively. The short-term lending market is sizable in both the United States and the United Kingdom. The Center for Financial Services Innovation has estimated that the short-term and installment lending market in the United States represented approximately $58 billion in loan volume in 2012. The U.K. Parliamentary Commission on Banking Standards recently estimated that the high-cost credit market, which includes short-term lending, represented over £10 billion in loan volume as of June 2013.

Our Competitive Strengths

We believe that the following competitive strengths position us well for continued growth:

•	Significant operating history and first mover advantage. As an early entrant in the online lending sector, we have accumulated approximately 12 terabytes of customer data from more than 27 million transactions during the past ten years. This database allows us to market to a customer base with an established borrowing history as well as to better evaluate and underwrite new customers, leading to better loan performance. In order to develop a comparable database, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios. Additionally, we are licensed in all jurisdictions which require licensing and believe that it would be difficult and time consuming for a new entrant to obtain such licenses. We have also created strong brand recognition over our ten year operating history and we continue to invest in our brands, such as CashNetUSA, NetCredit, Pounds to Pocket, QuickQuid, DollarsDirect, QuickQuid FlexCredit, OnStride Financial and Headway Capital, to further increase our visibility.

•	Proprietary analytics, data and underwriting. We have developed a fully integrated decision engine that evaluates and rapidly makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles more than 100 algorithms and over 1,000 variables. These algorithms are constantly monitored, validated, updated and optimized to continuously improve our operations. Our proprietary models are built on ten years of lending history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from multiple third-party sources. Since we designed our system specifically for our specialized products, we believe our system provides more predictive assessments of future loan behavior than traditional credit assessments, such as FICO, and therefore, results in better evaluation of our customer base.

•	Scalable and flexible technology platform. Our proprietary technology platform is designed to be powerful enough to handle the large volume of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory requirements. This platform has enabled us to achieve significant growth over the last ten years as we have expanded both our product offerings and the geographic markets we serve. We began offering installment loans in the United States and United Kingdom in 2008 and 2010, respectively, and added line of credit products in the United States and United Kingdom in 2010 and 2013, respectively. We have experienced significant growth in these products, with revenue contribution from installment and line of credit products increasing from 11.7% of total revenue in 2010 to 48.9% of total revenue in 2013 and 66.1% of total revenue for the six months ended June 30, 2014. Similarly, total revenue contribution from our international operations, primarily in the United Kingdom, has grown at a compound annual growth rate of 73.8%, from $40.5 million, or 15.9% of total revenue in 2009, to $369.8 million, or 48.3% of total revenue in 2013. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward. Due to the scalability of our platform, we were able to achieve this growth without significant investment in additional infrastructure, and over the past three years capital expenditures have averaged only 2.6% of revenue per year. We expect our advanced technology and underwriting platform to help continue to drive significant growth in our business.

•	Focus on consumer experience. We believe that alternative credit consumers are not adequately served by traditional lenders. To better serve these consumers, we use customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups. Our call center teams receive training on a regular basis and are monitored by quality assurance managers. We believe customers who wish to access credit again often return to us because of our dedication to customer service, the transparency of our fees and interest charges and our adherence to trade association “best practices.”

•	Diligent regulatory compliance. We conduct our business in a highly regulated industry. We are focused on regulatory compliance and have devoted significant resources to comply with laws that apply to us, while we believe many of our online competitors have not. We tailor our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations and renewals or extensions, loan amounts, disclosures and underwriting requirements. Our compliance experience and proprietary technology platform allow us to launch new products and to enter new geographic regions with a focus on compliance with applicable laws and customer protection. We are members of industry trade groups, including the Online Lenders Alliance in the United States and the Consumer Finance Association in the United Kingdom, which have promulgated “best practices” for our industry that we have adopted. The flexibility of our online platform enables us to rapidly adapt our products as necessary to comply with changes in regulation, without the need for costly and time consuming retraining of store-based employees and other expenses faced by our storefront competitors.

•	Proven history of growth and profitability. Over the last five years, we grew our net consumer loans, which are the gross outstanding balances for our consumer loans carried in the consolidated balance sheets net of the allowance for estimated loan losses, at a compound annual growth rate of 49.5%, from $60.8 million as of December 31, 2009 to $303.5 million as of December 31, 2013. Over the same period, our revenue grew at a compound annual growth rate of 31.6%, from $255.0 million in 2009 to $765.3 million in 2013, while Adjusted EBITDA grew at a compound annual growth rate of 36.3%, from $47.0 million to $162.2 million. Adjusted EBITDA has further improved to $209.4 million during the LTM Period. Adjusted EBITDA margin has likewise improved, increasing over 700 basis points from 18.4% of revenue in 2009 to 25.6% of revenue for the LTM Period. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

•	Talented, highly educated employees. We believe we have one of the most skilled and talented teams of professionals in the industry. Our employees have exceptional educational backgrounds, with numerous post-graduate and undergraduate degrees in science, technology, engineering and mathematics fields. We hire and develop top talent from graduate and undergraduate programs at institutions such as Carnegie Mellon University, Northwestern University and the University of Chicago. The extensive education of our team is complemented by the experience our leadership team obtained at leading technology firms and financial services companies such as Intel, optionsXpress, First American Bank and JPMorgan Chase.

Our Growth Strategy

•

Increase penetration in existing markets through direct marketing. We believe that we have reached only a small number of the potential customers for our products and services in the markets in which we currently operate. We continue to focus on our direct customer acquisition channels, with direct marketing (traditional and digital) generating more than 52% of our new customer transactions in 2013, as compared to 32% in 2009. We believe these channels will ultimately allow us to reach a larger customer base at a lower acquisition cost than the traditional online lead purchasing model. Additionally, as our smaller and less sophisticated competitors, both online and storefront, struggle to adapt to both regulatory developments and evolving consumer preference, we believe we have the opportunity to gain significant market share.

•	Expand globally to reach new markets. We are building on our global reach by entering new markets, particularly in Latin America and Asia. In June 2014 and July 2014 we launched pilot programs in Brazil and China, respectively, where we have begun arranging loans for borrowers through a third party lender in each country. We believe that these countries have significant populations of underserved consumers. When pursuing geographic expansion, factors we consider include, among others, whether there is (i) widespread Internet usage, (ii) an established and interconnected banking system and (iii) government policy that promotes the extension of credit. Our recent launches in China and Brazil, as well as our launches into the United Kingdom in 2007 and Australia and Canada in 2009, demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 0.9% of our total revenue, to $369.8 million in 2013, or 48.3% of our total revenue. Our results from operations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 do not include the full impact of changes and expected changes in our U.K. operations resulting from recent regulatory and legislative changes. As a result, such results are not indicative of our future results of operations and cash flow from our U.K. business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Regulatory Developments—Financial Conduct Authority” included elsewhere in this information statement for a discussion about our expectations for our U.K. business going forward.

•	Introduce new products and services. We plan to attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single-payment consumer loans to installment loans and line of credit accounts, using our analytics expertise and our flexible and scalable technology platform. In 2012, we launched NetCredit, a longer duration installment loan product for near-prime consumers in the United States, and we launched OnStride Financial, a similar near-prime product, in the United Kingdom in April 2014. In late July 2014 we launched Headway Capital, a pilot program for a new line of credit product in the United States that serves the needs of small businesses. In addition, we intend to continue to evaluate and offer new products and services that complement our online specialty financial services in order to meet the growing needs of our consumers.

Online Loan Process

When a customer takes out a new loan, loan proceeds are promptly deposited in the customer’s bank account or on to a debit card in exchange for a pre-authorized debit for repayment of the loan from the customer’s account. Where permitted by law and approved by us, a customer may choose to renew a loan before payment becomes due by agreeing to pay an additional finance charge. If a loan is renewed, the renewal is considered a new loan.

We have created a quick and simple process for customers to apply for an online loan, as shown below:

Technology Platform

Our proprietary technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, typically within three to six months from conception to launch.

We continually employ technological innovations to improve our technology platform, which performs a variety of integrated and core functions, including:

•	Front-end system, which includes external websites, landing pages and mobile sites and applications that customers use when applying for loans and managing their accounts;

•	Back-end and customer relationship management, or CRM, systems, which maintain customer-level data and are used by our call center employees to provide real-time information for all inquiries. Our back-end system and CRM system includes, among other things, our contact management system, operational and marketing management system, automated phone system, Interactive Voice Response and call center performance management system;

•	Decision engine, which rapidly evaluates and makes credit decisions throughout the customer relationship; and

•	Financial system, which manages the external interface for funds transfers and provides daily accounting, reconciliation and reporting functions.

The key elements of our technology platform include:

•	Scalable Information Technology infrastructure. Our Information Technology infrastructure allows us to meet customer demand and accommodate business growth. Our services rely on accessing, evaluating and creating large volumes of data including, for example, information collected from approximately 14 million credit reports during 2013. This rich dataset has grown significantly over our ten year history and will continue to grow as our business expands. We believe that our scalable IT infrastructure enables us to meet substantial growth demands.

•	Flexible software and integration systems. Our software system is designed to allow us to enter new markets and launch new products rapidly, modify our business operations quickly and account for complex regulatory requirements imposed by the jurisdictions in which we operate. We have developed a proprietary software solution that allows us to innovate faster and to improve the customer experience. Our integration system allows us to easily interface with banks and other strategic partners in order to deliver the best financial products possible. Our software and integration systems and their flexibility allow us much more control over the continually evolving aspects of our business.

•	Rapid development processes. Our software development life cycle is rapid and iterative to increase the efficiency of our platform. We are able to implement software updates while maintaining our system stability.

•	Security. We collect and store personally identifiable customer information, including names, addresses, social security numbers and bank account information. We have safeguards designed to protect this information. We also created controls to limit employee access to that information and to monitor that access. Our safeguards and controls have been independently verified through regular and recurring audits and assessments.

•	Redundant disaster recovery. Our technology platform is distributed across two different locations. This provides redundancy, fault tolerance and disaster recovery functionality in case of a catastrophic outage.

Proprietary Data and Analytics

Decision Engine

We have developed a fully integrated decision engine that evaluates and rapidly makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles more than 100 algorithms and over 1,000 variables. The algorithms in use are constantly monitored, validated, updated and optimized to continuously improve our operations. In order to support the daily running and ongoing improvement of our decision engine, we have assembled a highly skilled team of more than 50 data and analytics professionals.

Proprietary Data, Models and Underwriting

Our proprietary models are built on ten years of history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from multiple third-party sources. We continually update our underwriting models to manage risk of defaults and to structure loan terms. Our system completes these assessments within seconds of receiving the customer’s data.

Our underwriting system is able to assess risks associated with each customer individually based on specific customer information and historical trends in our portfolio. We use a combination of numerous factors when evaluating a potential customer, which can include a customer’s income, rent or mortgage payment amount, employment history, external credit bureau scores, amount and status of outstanding debt and other recurring expenditures, fraud reports, repayment history, charge-off history and the length of time the customer has lived at his or her current address. While the relative weight or importance of the specific variables that we consider when underwriting a loan changes from product to product, generally, the key factors that we consider include monthly gross income, disposable income, length of employment, duration of residency, credit report history, and prior loan performance history if the applicant is a returning customer. Our customer base is predominantly in the low to fair FICO range with scores generally between 500 and 680. We generally do not take into account a potential customer’s FICO score when deciding whether to make a loan. Since we designed our system specifically for our specialized products, we believe our system provides more predictive assessments of future loan behavior and results in better evaluation of our customer base when compared to traditional credit assessments, such as FICO.

Fraud Prevention

Our robust fraud prevention system is built from in-depth analysis of previous fraud incidences and information from third party data sources. We continuously develop and implement ongoing improvements to reduce losses due to fraudulent activity. Our fraud prevention system incorporates algorithms to differentiate customers in an effort to identify suspected fraudulent activity and to reduce our risks of loss from fraud.

Our fraud prevention team has implemented systems that systematically monitor indicators of fraudulent activity and are positioned to respond to suspicious activity quickly. While no system can completely protect against losses from fraud, we believe our systems provide protection against significant fraud losses.

Marketing

We use a multi-channel approach to marketing, with both broad-reach and highly-targeted channels, including television, digital, direct mail, telemarketing and partner marketing (which includes lead providers and marketing affiliates). The goal of our marketing is to promote our brands and products in the online lending marketplace and to directly acquire new customers at low cost. Our marketing has successfully built strong awareness of and preference for our brands, as our products have achieved market leadership through the following:

•	Traditional advertising. We use television, direct mail, radio and outdoor advertisements, supported by technology infrastructure and key vendors, to drive and optimize website traffic and loan volume. We believe our investments through these channels have helped create strong brand awareness and preference in the consumer segments and markets we serve.

•	Digital acquisition. Our online marketing efforts include pay-per-click, keyword advertising, search engine optimization, marketing affiliate partnerships, social media programs and mobile advertising integrated with our operating systems and technology from vendors that allow us to optimize customer acquisition tactics within the daily operations cycle.

•	Partner Marketing. We purchase qualified leads for prospective new customers from a number of online lead providers and through marketing affiliate partnerships. We believe that our rapid decision-making on lead purchases, strong customer conversion rate and significant scale in each of our markets make us a preferred partner for lead providers and affiliates while at the same time our technology and analytics help us determine the right price for the right leads.

•	User experience and conversion. We measure and monitor website visitor usage metrics and regularly test website design strategies to improve customer experience and conversion rates.

Our brand, technology and analytics powered approach to marketing has enabled us to increase the percentage of customers sourced through direct marketing (where we have more visibility and control than in the lead purchase or affiliate channels) from approximately 32% in 2009 to 52% in 2013, and we believe we have also improved customer brand loyalty during the same period.

Customer Service

We believe that our in-house call center and our emphasis on superior customer service are significant contributors to our growth in annual customer transactions. To best serve our consumers, we use customer oriented business practices, such as offering 24/7 customer service. We continuously work to improve our customers’ experience and satisfaction by evaluating information from website analytics, customer satisfaction surveys, call center feedback, call monitoring and focus groups. Our call center teams receive training on a regular basis, are monitored by quality assurance managers and adhere to rigorous internal service-level agreements. We do not outsource our call center operations. We have two call center facilities, one in our corporate offices in Chicago and another in Gurnee, Illinois, a Chicago suburb. As of December 31, 2013, we had 615 employees in our call centers supporting our customers.

Collections

We operate centralized collection teams within our two call centers to coordinate a consistent approach. We have implemented payment and loan collection policies and practices designed to optimize regulatory compliant loan repayment, while also providing excellent customer service. Our collections employees are trained to help the customer understand available payment alternatives and make arrangements to repay the loan. We use a variety of collection strategies to satisfy a delinquent loan, such as settlements and payment plans.

Call center employees contact customers following the first missed payment and periodically thereafter. Our primary methods of contacting past due customers are through phone calls, letters and emails. At times, we sell loans that we are unable to collect to debt collection companies or place the debt for collection with debt collection companies.

Competition

We have many competitors. Our principal competitors are consumer loan companies, CSOs, online lenders, credit card companies, consumer finance companies, pawnshops and other financial institutions that offer similar financial services. Many of our U.S. competitors operate using other business models, including a “tribal model” where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides and a “single-state model” where the lender is generally licensed in one state and follows only the laws and regulations of that state regardless of the state in which the customer resides.

We believe that the principal competitive factors in the consumer loan industry consist of the ability to provide sufficient loan size to meet consumers’ loan requests, speed of funding, customer privacy, ease of access, transparency of fees and interest and customer service. We believe we have a significant competitive advantage as an early mover in many of the markets that we serve. New entrants face obstacles typical to launching new lending operations, such as successfully implementing underwriting and fraud prevention processes, incurring high marketing and customer acquisition costs, overcoming consumer brand loyalty and having or obtaining sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products and obtain licenses to lend in various states in the United States and in many international jurisdictions. Our proprietary technology, analytics expertise, scale, international reach, brand recognition and regulatory compliance would be difficult for a new competitor to duplicate.

Because numerous competitors offer consumer loan products and services, and many of our competitors are privately held, it is difficult for us to determine our exact competitive position in the market. However, we believe our principal online competitors in the United States include Advantage Cash Services, Think Finance, and EZMoney. Storefront consumer loan lenders that offer loans online or in storefronts are also a source of competition in some of the markets where we offer consumer loans, including Advance America, Ace Cash Express, Check ‘n Go, Dollar Financial and Check Into Cash. In the United Kingdom, we believe that our principal online competitors include PaydayUK, Wonga, Lending Stream, Mr. Lender and Sunny. In Australia, we believe our main online competitors are Nimble, Cash Converters and First Stop Money. In Canada, the industry has been dominated by storefront lenders, and as a result, our principal competitors are not online lenders but storefront lenders, such as Money Mart, The Cash Store and Cash Money.

Our products also compete with those of other financial institutions, such as banks, credit unions, pawn shops, credit services organizations, auto title lenders and consumer finance companies, which can offer loans on an unsecured as well as a secured basis. We believe that there is also indirect competition to some of our products, including bank overdraft facilities and banks’ and retailers’ insufficient funds policies, many of which may be more expensive alternative approaches for consumers to cover their bills and expenses than the consumer loan products we offer.

Intellectual Property

Protecting our rights to our intellectual property is critical, as it enhances our ability to offer distinctive services and products to our customers, which differentiates us from our competitors. We rely on a combination of trademark laws and trade secret protections in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our proprietary analytics, predictive underwriting models and software systems. We have several registered trademarks, including CashNetUSA, QuickQuid, DollarsDirect and our “e” logo. These trademarks have varying expiration dates, and we believe they are materially important to us and we anticipate maintaining them and renewing them.

Seasonality

Demand for our short-term consumer loan products and services in the United States has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue for our short term consumer loan products, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenue for the remainder of each year. Consequently, we experience seasonal fluctuations in our domestic operating results and cash needs.

Employees

As of December 31, 2013, we had 1,027 employees.

Properties

We lease our corporate headquarters, which are located in Chicago, Illinois. In addition, we have recently signed a new lease that will relocate our corporate headquarters, and we expect to begin moving our headquarters to the new leased location in Chicago, Illinois in early 2015. We also maintain a leased office in Gurnee, Illinois for one of our call center operations. We believe that our leased facilities are adequate to support our operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms. As discussed under “Regulation and Legal Proceedings—Foreign Regulation—United Kingdom,” we also expect to establish an office in the United Kingdom consistent with U.K. supervisory requests.

Corporate Information

Enova was incorporated under the laws of the State of Delaware on September 7, 2011. On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America has engaged in its e-commerce business prior to the contribution in exchange for 33 million shares of our common stock. Our principal executive offices are located at 200 W. Jackson Blvd., Suite 2400, Chicago, Illinois 60606, and our telephone number is (312) 568-4200. Our corporate website is located at www.enova.com. The information contained on or accessible from our websites is not incorporated by reference into this information statement, and you should not consider information on our websites as part of this information statement.

Market and Industry Data

The market and industry data contained in this information statement, including trends in our markets and our position within such markets, are based on a variety of sources, including our good faith estimates, which are derived from our review of internal surveys, information obtained from customers and publicly available information, as well as from independent industry publications, reports by market research firms and other published independent sources. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this information statement were prepared on our or Cash America’s behalf.

REGULATION AND LEGAL PROCEEDINGS

U.S. Federal Regulation

Consumer Lending Laws. Our consumer loan business is subject to the federal Truth in Lending Act, or TILA, and its underlying regulations, known as Regulation Z, and the Fair Credit Reporting Act, or FCRA. These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The federal Equal Credit Opportunity Act prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any action taken on the individual’s credit application.

Consumer Reports and Information. The use of consumer reports and other personal data used in credit underwriting is governed by the FCRA and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency.

Information-Sharing Laws. We are also subject to the federal Fair and Accurate Credit Transactions Act, which limits the sharing of information with affiliates for marketing purposes and requires us to adopt written guidance and procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various policies and procedures and provide training and materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.

Marketing Laws. Our advertising and marketing activities are subject to several federal laws and regulations including the FTC Act, which prohibits unfair or deceptive acts or practices and false or misleading advertisements in all aspects of our business. As a financial services company, any advertisements related to our products must also comply with the advertising requirements set forth in TILA. Also, any of our telephone marketing activities must comply with the Telephone Consumer Protection Act, or the TCPA, and the Telephone Sales Rule, or the TSR. The TCPA prohibits the use of automatic telephone dialing systems for communications with wireless phone numbers without express consent of the consumer, and the TSR established the Do Not Call Registry and sets forth standards of conduct for all telemarketing. Our advertising and marketing activities are also subject to the CAN-SPAM Act of 2003 which establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to the source of content.

Protection of Military Members and Dependents. Federal law also limits the annual percentage rate to 36% on certain consumer loans made to active duty members of the U.S. military, reservists and members of the National Guard and their immediate families. This 36% annual percentage rate cap applies to a variety of consumer loan products, including short-term consumer loans. Therefore, due to these rate restrictions, we are unable to offer certain short-term consumer loans to active duty military personnel, active reservists and members of the National Guard and their immediate dependents. Federal law also limits the annual percentage rate on existing loans when the consumer becomes an active-duty member of the military during the life of a loan, or the spouse or dependent of an active duty member of the military during the life of the loan. Pursuant to federal law, the interest rate must be reduced to 6% per year on amounts outstanding during the time in which the servicemember is on active duty.

Funds Transfer and Signature Authentication Laws. The consumer loan business is also subject to the federal Electronic Funds Transfer Act and various other laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor’s bank account relating to a consumer loan (i.e., ACH funds transfer). Furthermore, we are subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

Debt Collection Practices. Additionally, our CSO programs are required to comply with the federal Fair Debt Collection Practices Act, or FDCPA, and we also use the FDCPA as a guide in connection with operating our other collection activities. We are also required to comply with all applicable state collection practices laws.

Privacy and Security of Non-Public Customer Information. We are also subject to various federal and state laws and regulations relating to privacy and data security. Under these laws, including the federal Gramm-Leach-Bliley Act, we must disclose to consumers our privacy policy and practices, including those policies relating to the sharing of consumers’ nonpublic personal information with third parties. This disclosure must be made to consumers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require us to ensure that our systems are designed to protect the confidentiality of consumers’ nonpublic personal information. These regulations also dictate certain actions that we must take to notify consumers if their personal information is disclosed in an unauthorized manner.

Anti-Money Laundering and Economic Sanctions. We are also subject to certain provisions of the USA PATRIOT Act and the Bank Secrecy Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. In addition, OFAC prohibits us from engaging in financial transactions with specially designated nationals. Certain of our subsidiaries are also registered as money services businesses with the U.S. Treasury Department and must re-register with the Treasury Department’s Financial Crimes Enforcement Network, or FinCEN, at least every two years. Such subsidiaries must also maintain a list of names and addresses of, and other information about, their businesses and must make that list available to any requesting law enforcement agency. This list must be updated at least annually.

Anticorruption. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.

CFPB

In July 2010, the U.S. Congress passed the Dodd-Frank Act and Title X of the Dodd-Frank Act created the CFPB, which regulates consumer financial products and services, including consumer loans that we offer. The CFPB has regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of such providers.

On November 20, 2013, Cash America consented to the issuance of a Consent Order by the CFPB pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and us, to pay a civil money penalty of $5 million and to set aside $8 million for a period of 180 days to fund any further payments to eligible Ohio customers in connection with Cash America’s Ohio Reimbursement Program. The Consent Order also relates to issues self-disclosed to the CFPB during its 2012 examination of Cash America and us, including the making of a limited number of loans to consumers who may have been active-duty members of the military at the time of the loan at rates in excess of the military annual percentage rate permitted by the federal Military Lending Act, and for which we have made refunds of approximately $33,500; for certain failures to timely provide and preserve records and information in connection with the CFPB’s examination of us and Cash America; for certain conduct in the examination process; and certain conduct giving rise to the Ohio Reimbursement Program initiated by Cash America. In addition, as a result of the CFPB’s review, we are in the process of enhancing our compliance management programs and implementing additional policies and procedures to address the issues identified by the CFPB. These new policies, procedures and other initiatives are in many cases subject to review and potential objection by the CFPB. We are also required to provide periodic reports to the CFPB. We are subject to the restrictions and obligations of the Consent Order, including the CFPB’s order that we ensure compliance with federal consumer financial laws and develop more robust compliance policies and procedures.

On April 24, 2013, the CFPB issued a report entitled “Payday Loans and Deposit Advance Products: A White Paper of Initial Findings,” indicating that it had “engaged in an in-depth review of short-term small dollar loans, including payday loans.” The report discusses the initial findings of the CFPB regarding short-term payday loans, a category which the CFPB and some other regulators use to include certain of our short-term loan products, provided by non-bank financial institutions at storefront locations and deposit account advances offered by depository institutions. While the CFPB’s study stated that “these products may work for some consumers for whom an expense needs to be deferred for a short period of time,” the CFPB also stated that its “findings raised substantial consumer protection concerns” related to the sustained use of payday loans and deposit account advances. The report also indicated that the CFPB planned to analyze the effectiveness of limitations such as cooling-off periods between payday loans, “in curbing sustained use and other harms.” In furtherance of that report, on March 25, 2014, the CFPB held a hearing on payday lending and issued a report entitled “CFPB Data Point: Payday Lending,” presenting “the results of several analyses of consumers’ use of payday loans.” The report presents the CFPB’s findings as to borrowers’ loan sequences, which refers to a series of loans a borrower may take out following an initial loan. The CFPB found that payday borrowing typically involves multiple renewals following an initial loan, rather than distinct loans separated by at least 15 days. The report states that for the majority of loan sequences that last for more than one loan, there is no reduction in the principal amount between the first and last loan in the sequence. In the reports and subsequent statements, the CFPB reiterated its commitment to use its various tools to protect consumers from unlawful acts and practices in connection with the offering of consumer financial products and services. Both the April 24, 2013 white paper and the March 25, 2014 report indicated that the CFPB did not include online payday loans as part of its analysis, but the CFPB has indicated that it is currently analyzing borrowing activity by consumers using online payday loans. The CFPB has announced that it is in the late stages of considering the formulation of rules regarding short-term consumer loans that will ensure that consumers can get the credit they need without long-term impact to their financial futures. These rules will likely impose limitations on payday lending. We do not currently know the nature and extent of the rules that the CFPB will adopt or when proposed rules will be published, but the CFPB could propose rules during 2014.

For further discussion of the CFPB and its regulatory, supervisory and enforcement powers, see “Risk Factors—Risks Related to Our Business and Industry—The Consumer Financial Protection Bureau has examination authority over our U.S. business that could have a significant impact on our U.S. business.”

U.S. State Regulation

Our business is regulated under a variety of enabling state statutes, all of which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of the date of this information statement, we operate in 34 states that have specific statutes and regulations that enable us to offer economically viable products. We currently do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings, caps on the fees that may be charged, or costly operational requirements. However, we may later offer our products or services in any of these states or the District of Columbia if we believe doing so may become economically viable because of changes in applicable statutes or regulations or if we determine we can broaden our product offerings to operate under existing laws and regulations.

The scope of state regulation, including the fees and terms of our products and services, varies from state to state. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate. In addition, our advertising and marketing activities and disclosures are subject to review under various state consumer protection laws and other applicable laws and regulations.

The states with laws that specifically regulate our products and services typically limit the principal amount of a consumer loan and set maximum fees or interest rates that customers may be charged. Some states also limit a customer’s ability to renew a short-term consumer loan and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for consumer loans such as ours and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due amounts are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states require certain disclosures or content to accompany our advertising or marketing materials. Also, some states require us to report loan activity to state-wide databases and restrict the number and/or principal amount of loans a consumer may have outstanding at any particular time or over the course of a particular period of time, typically twelve months.

In Texas and Ohio where we offer our CSO programs, we comply with that jurisdiction’s Credit Services Organization Act or a similar statute. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. In addition, these laws may require additional disclosures to consumers and may require us to be registered with the jurisdiction and/or be bonded.

We must also comply with state restrictions on the use of lead providers. In 2013, California began enforcing its short-term lending statute to require lead providers to be licensed in order to provide leads to licensed lenders, causing us to discontinue the use of lead providers in California. In April 2014, the Attorney General of the State of Illinois filed a lawsuit against a lead provider, alleging that the lead provider offered and arranged payday loans without a license. As a result, we recently discontinued the use of lead providers in Illinois. Although we cannot predict what measures will be taken, we expect that other states may propose or enact similar restrictions on lead providers in the future.

Over the last few years, legislation that prohibits or severely restricts our products and services has been introduced or adopted in a number of states. As a result, we have ceased doing business in five states where we formerly conducted business, and we have also modified our business operations in other states where restrictive legislation has been enacted. Additional regulations targeting or otherwise directly affecting our products and services have also been passed recently in Idaho, Utah and Wyoming and proposed recently in Alabama, Louisiana, Minnesota, Missouri, Rhode Island, Texas and Wisconsin. In addition, other states may debate and, in the future, adopt legislation that could adversely impact our products and services.

Local Regulation—United States

In addition to state and federal laws and regulations, our industry is subject to various local rules and regulations. These local rules and regulations are subject to change and vary widely from city to city. Local jurisdictions’ efforts to restrict short-term lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer lenders such as us could impact our business.

Foreign Regulation

United Kingdom

In the United Kingdom, we are subject to regulation by the Financial Conduct Authority, or the FCA, and must comply with the FCA’s rules and regulations set forth in the FCA Handbook, the Financial Services and Markets Act 2000, or the FSMA, the Consumer Credit Act 1974, as amended, or the CCA, and secondary legislation passed under the CCA, among other rules and regulations. We must also follow the Irresponsible Lending Guidance, or the Guidance, of the Office of Fair Trading, or the OFT, which provides greater clarity for lenders as to business practices that the OFT (and now the FCA) believes constitute irresponsible lending under the CCA.

In December 2012, the U.K. Parliament passed the Financial Services Act 2012, or the FSA Act 2012, which created a new regulatory framework for the supervision and regulation of the consumer credit industry in the United Kingdom. The FSA Act 2012 mandated that, in April 2014, the FCA take over responsibility for regulating consumer credit from the OFT, and it also made changes to the CCA and the FSMA. We have obtained interim permission from the FCA to provide consumer credit and to perform related activities and must apply to become approved for full authorization from the FCA to continue to provide consumer credit, which will require that we satisfy, and continue to satisfy, certain minimum standards set out in the FSMA, which will result in additional costs to us. The FCA is expected to complete the process of reviewing applications for full authorization by April 1, 2016, and there is no guarantee that we will receive full authorization. As a “threshold condition” to full authorization and the current interim permissions that we hold, the FCA must be satisfied that we can be effectively supervised. We currently do not have a physical presence in the United Kingdom, as business functions have historically been performed remotely from our facilities in the United States. In order to help alleviate the FCA’s concerns about effective supervision, we are in the process of establishing an office in the United Kingdom. Furthermore, the FCA must approve certain persons conducting “controlled functions” with respect to the operation and supervision of our U.K. business.

The FCA regulates consumer credit and related activities in accordance with the guidance of the FSMA and the FCA Handbook, which includes prescriptive regulations and carries across many of the standards set out in the CCA and its secondary legislation as well as the Guidance. The FSMA gives the FCA the power to authorize, supervise, examine and bring enforcement actions against providers of consumer credit such as us, as well as to make rules for the regulation of consumer credit. On February 28, 2014, the FCA issued the Consumer Credit Sourcebook, or the CONC, contained in the FCA Handbook; the CONC incorporates prescriptive regulations for lenders such as us, including mandatory affordability checks on borrowers, limiting the number of rollovers to two, restricting how lenders can advertise, banning advertisements it deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority (which provides a creditor the ability to directly debit a customer’s account for payment when authorized by the customer to do so) to pay off a loan. Certain provisions of the CONC took effect on April 1, 2014, and other provisions for high cost short-term credit providers such as us, such as the limits on rollovers, continuous payment authority and advertising, took effect on July 1, 2014. Due to the transfer of the consumer credit regime to the FCA, we have made and are in the process of making significant modifications to many of our business practices to address the FCA’s requirements. These modifications include adjustments to our affordability assessment practices and underwriting standards that govern who will qualify for a loan from us, reductions in certain maximum loan amounts, alterations to our advertising practices and adjustments to our collections processes (including our practices relating to continuous payment authority) and debt forbearance processes (or our practices regarding customers who have indicated that they are experiencing financial difficulties), all of which we believe will result in a significant year-over-year decrease in our U.K. consumer loan volume, U.K. loan balances and U.K. revenue for the remainder of 2014 and potentially into 2015 as a result of our adapting our U.K. business practices in response to the requirements of the FCA. The implementation of stricter affordability assessments and underwriting standards will result in a decrease in the number of consumer loans written, the average consumer loan amount and the total amount of consumer loans written to new and returning customers. Additionally, the changes we are making to our collections and debt forbearance practices in the United Kingdom could result in lower collection rates, and we will experience an increase in compliance- and administrative-related costs for our U.K. operations. In addition, the FCA could require us to make additional changes to our business that could further negatively affect future results for our U.K. operations. We are still assessing the potential impact of the changes we are making to our U.K. operations and what effect such changes may have on our business, but the impact of these changes is likely to be significant for the balance of 2014 and potentially into 2015 and could result in a material adverse effect on our U.K. business and our prospects, results of operations, financial condition and cash flows.

In addition, on December 18, 2013, the U.K. passed the Financial Services (Banking Reform) Act, which includes an amendment that requires the FCA to introduce rules “with a view to securing an appropriate degree of protection for borrowers against excessive charges” on “high-cost short-term” consumer loans by January 2, 2015. Pursuant to this amendment, on July 15, 2014, the FCA published a proposal for a price cap on what may be charged on high-cost short-term consumer loans, such as those made by us, and is requesting comments on the proposal. The consultation paper indicated a maximum rate of 0.8% of principal per day, and limits the total fees, interest (including post-default interest) and charges (including late fees which are capped at £15) to an aggregate amount not to exceed 100% of the principal amount loaned. The FCA is collecting comments on the proposal and is expected to issue a final rule later this year. If the final rule is comparable to the parameters established in the consultation paper, we will be required to modify our U.K. high-cost short-term consumer loan products. We are still assessing the full impact of the potential cost of credit cap changes as they are currently proposed and what effect such changes may have on our business, prospects, results of operations and financial condition; however, after we have made all of the other changes to our U.K. business as discussed in the section entitled “Risk Factors—Risks Related to Our Business and Industry—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” we do not currently expect the impact of the modifications made to address a final cost of credit rule that is comparable to the proposed parameters to be significant. The final rule that is adopted by the FCA may not have similar parameters as the proposed rule, and if the final rule is more restrictive, we could have to make additional modifications to the products we offer in the United Kingdom or cease offering such products. Any changes we make to our U.K. operations as a result of the final rule could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

In the United Kingdom, we are also subject to the requirements of the Data Protection Act 1988, or the DPA, and are required to be fully registered as a data-controller under the DPA. We are also required to be certified under the European Union Safe Harbor provisions, which allow European Union data to be passed to non-European Union countries.

The FCA has stated that previous and upcoming measures regarding the payday loan industry will likely force about a quarter of the firms out of the industry. For recent developments related to the FCA, including serious concerns that have been expressed by the FCA regarding our compliance with U.K. legal and regulatory requirements, such as the requirement that our business be capable of being effectively supervised by the FCA given our location outside the United Kingdom and compliance with FCA rules and principles and our affordability assessment and debt forbearance practices, see “Risk Factors—Risks Related to Our Business and Industry—Our primary regulators in the United Kingdom have expressed and continue to express serious concerns about our compliance with applicable U.K. regulations, which has caused and will continue to cause us to make significant changes to our U.K. business that will negatively impact our operations and results, and this impact will likely be significant,” “—Due to restructuring of the consumer credit regulatory framework in the United Kingdom, we are required to obtain full authorization from our U.K. regulators to continue providing consumer credit and perform related activities in the United Kingdom, and there is no guarantee that we will receive full authorization to continue offering consumer loans in the United Kingdom.,” “—The United Kingdom has imposed, and continues to impose, increased regulation of the short-term high-cost credit industry with the stated expectation that some firms will exit the market,” “—Competition regulators in the United Kingdom are currently reviewing our industry and could order remedial action, which could materially adversely affect our business or even impair our ability to continue our current operations in the United Kingdom.” and “—Many U.K. regulatory matters are subject to increased uncertainty because supervision of the U.K. consumer credit regime has recently been transferred to the FCA, which previously did not hold such authority.”

In June 2013, the OFT referred the payday lending industry in the United Kingdom to the Competition Commission, which is now the Competition & Markets Authority, or the CMA, for a market investigation. The CMA has been gathering data from industry participants, including us, in connection with its review of the U.K. payday lending industry to determine whether certain features of the payday lending industry prevent, restrict or distort competition (which is also referred to as having an adverse effect on competition) and, if so, what remedial action should be taken. On June 11, 2014, the CMA released a provisional findings report, which indicated that it believes that many payday lenders fail to compete on price. The CMA also indicated that it will look at potential ways to increase price competition, which could include the establishment of an independent price comparison website, requiring more clear upfront disclosure of borrowing costs if a loan is not paid back in full and on time, requiring periodic account statements to be provided to borrowers and requiring greater transparency about the role played by lead generators. The CMA also indicated it is expanding its review of the payday lending industry to include lead generators. The CMA has announced that it expects to hold hearings on its provisional findings this summer and to announce its provisional decision on remedies in the fall of 2014. The CMA is required to complete its report by June 26, 2015, although it has stated publicly that it expects to publish its final report in December 2014 or January 2015. If the investigation’s final conclusions indicate that remedial action is necessary for the payday loan industry, the CMA will decide whether to order such remedial action itself or whether it should recommend certain actions or remedies be taken by the FCA, or other government bodies or organizations.

Furthermore, we are subject to the Bribery Act, which prohibits the giving or receiving of a bribe to any person, including but not limited to public officials, and makes failing to prevent bribery by relevant commercial organizations a criminal offense. This offense applies when any person associated with the organization offers or accepts bribes anywhere in the world intending to obtain or retain a business advantage for the organization or in the conduct of business. The Bribery Act is applicable to businesses that operate in the United Kingdom such as us. The Bribery Act is broader in scope than the U.S. FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the U.S. FCPA.

In the United Kingdom, we are also subject to specific anti-money laundering and counter terrorist financing requirements that require us to develop and maintain anti-money laundering and counter terrorist financing policies and procedures including reporting suspicious activity to the Serious Organised Crime Agency pursuant to the Proceeds of Crime Act 2002 and the Terrorism Act 2000.

Australia

In Australia, we must comply with the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or the NCCPA, which was amended in 2012. The amendment includes limitations on permissible fees and interest charged on certain consumer loans, including consumer loans made by us. We have altered the product we offer in Australia and expect the product offering will be less profitable. For discussion of the adverse impact that the amendment to the NCCPA may have on our operations in Australia, see “Risk Factors—Risks Related to Our Business and Industry—Our business in Australia has become less profitable due to compliance with new regulations there, and if our new product offering is not sustainable, this could require us to exit the Australian market” and “—We are subject to anticorruption laws including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, anti-money laundering laws and economic sanctions laws, and our failure to comply therewith, particularly as we continue to expand internationally, could result in penalties that could harm our reputation and have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.”

Canada

In Canada, regulation of the short-term consumer lending industry is conducted at the provincial level. In general, the regulations require lenders to be licensed, set maximum fees, prohibit rollovers and regulate collection practices.

In foreign jurisdictions where we operate, our advertising and marketing activities and disclosures are subject to regulation under various consumer protection laws and other applicable laws and regulations.

Legal Proceedings

On March 8, 2013, Flemming Kristensen, on behalf of himself and others similarly situated, filed a purported class action lawsuit in the U.S. District Court of Nevada against us and other unaffiliated lenders and lead providers. The lawsuit alleges that the lead provider defendants sent unauthorized text messages to consumers on behalf of us and the other lender defendants in violation of the Telephone Consumer Protection Act. The complaint seeks class certification, statutory damages, an injunction against “wireless spam activities,” and attorneys’ fees and costs. We filed an answer to the complaint denying all liability. On March 26, 2014, the Court granted class certification. Discovery is ongoing. Neither the likelihood of an unfavorable ruling nor the ultimate liability, if any, with respect to this matter can be determined at this time, and we are currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, for this litigation. We believe that the plaintiff’s claims in the complaint are without merit and intend to vigorously defend this lawsuit.

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on our financial position, results of operations or liquidity.

CORPORATE GOVERNANCE AND MANAGEMENT

Executive Officers

The following table sets forth information regarding the individuals who serve as our executive officers. After the distribution, if it occurs, none of these individuals will continue to be executive officers or employees of Cash America.

NAME	POSITION WITH ENOVA	AGE AS OF SEPTEMBER 1, 2014
David A. Fisher	President & Chief Executive Officer	45
Kirk Chartier	Senior Vice President—Chief Marketing Officer	51
Alex T. King	Senior Vice President—Operations	41
Arad Levertov	Senior Vice President—Operations	37
Robert S. Clifton	Vice President—Chief Financial Officer and Treasurer	50
Joseph DeCosmo	Vice President—Chief Analytics Officer	49
Sean Rahilly	Vice President—Chief Compliance Officer	41
Daniel Shteyn	Vice President—Operations	45
Lisa M. Young	Vice President—General Counsel & Secretary	47

There are no family relationships among any of the officers named above. Each officer of Enova holds office from the date of election until removal or termination of employment with Enova. Set forth below is additional information regarding the executive officers identified above.

David A. Fisher has served as our President and Chief Executive Officer since March 29, 2013. Mr. Fisher served as our Chief Executive Officer since January 29, 2013 when he joined Enova. Mr. Fisher has also served as our Director since February 11, 2013. Prior to joining the Company, Mr. Fisher was Chief Executive Officer of optionsXpress Holdings, Inc., or optionsXpress, from October 2007 until The Charles Schwab Corporation, or Schwab, acquired the business in September 2011. Following the acquisition, Mr. Fisher served as President of optionsXpress until March 2012. Mr. Fisher also served as the President of optionsXpress from March 2007 to October 2007 and as the Chief Financial Officer of optionsXpress from August 2004 to March 2007. Prior to joining optionsXpress, Mr. Fisher served as Chief Financial Officer of Potbelly Sandwich Works from February 2001 to July 2004, and before that in the roles of Chief Financial Officer and General Counsel for Prism Financial Corporation. In addition, Mr. Fisher has served on the Board of Directors of InnerWorkings, Inc., since November 2011 and has served on the Board of Directors of GrubHub, Inc. since May 2012. Mr. Fisher also served on the Boards of Directors of optionsXpress from October 2007 until September 2011 and CBOE Holdings, Inc. from January 2007 until October 2011. Mr. Fisher received a Bachelor of Science degree in Finance from the University of Illinois and a law degree from Northwestern University School of Law.

Kirk Chartier has served as our Senior Vice President—Chief Marketing Officer since he joined Enova in April 2013. Prior to joining Enova, Mr. Chartier was the Executive Vice President & Chief Marketing Officer of optionsXpress Holdings from January 2010 until Schwab acquired the business in September 2011. Following the acquisition, Mr. Chartier served as Vice President of Schwab through May 2012. From 2004 to 2010, Mr. Chartier was the Senior Managing Principal and Business Strategy Practice Leader for the Zyman Group, a marketing and strategy consultancy owned by MDC Partners, where he also served in interim senior marketing executive roles for Fortune 500 companies, including Safeco Insurance. Mr. Chartier has held executive roles at technology companies including as Senior Vice President of Business Services & eCommerce for CommerceQuest, as Vice President of Online Marketing & Strategy for THINK New Ideas and as a Corporate Auditor for the General Electric Company. He started his career as a combat pilot with the U.S. Marine Corps and is a veteran of Desert Storm. Mr. Chartier received a Master in Business Administration from Syracuse University, a Bachelor of Arts in Economics from the College of the Holy Cross, and a Bachelor of Science in Engineering from Worcester Polytechnic Institute.

Alex T. King has served as our Senior Vice President—Operations since September 2011. Mr. King joined Enova (then known as CashNetUSA) in September 2006 as Director of Program/Product Management. Mr. King served as Vice President—Program Management from September 2007 to July 2008 and Vice President—United Kingdom Operations from July 2008 to August 2011, when he became Senior Vice President—Operations. From January 2004 to September 2006, Mr. King was involved in the management of a start-up company and responsible for preparation of the business plan, raising start-up capital and managing operations. Prior to that, Mr. King was a consultant for McKinsey & Company and a Commercial Lending Officer with DBS Bank in Singapore. Mr. King received a Bachelor of Science degree in Business Administration, with a dual major in finance and economics, from the University of Florida and a Master of Business Administration from The University of Chicago.

Arad Levertov has served as our Senior Vice President—Operations since January 2014. Mr. Levertov joined Enova in June 2010 as a U.K. Strategy and Operations Senior Associate and became Vice President—Operations in November 2011. From August 2005 to June 2008, Mr. Levertov worked as a production manager at Intel Corporation. From August 2003 to August 2005, Mr. Levertov was a systems developer for Intel Corporation. Prior to that, Mr. Levertov served in the Israel Defense Forces. Mr. Levertov received a Bachelor of Science degree in Industrial Engineering and Management from Ben-Gurion University and a Master of Business Administration from Duke University.

Robert S. Clifton has served as our Vice President—Chief Financial Officer and Treasurer since July 2014. Mr. Clifton joined Enova in December 2011 as Vice President—Accounting. From February 2011 until November 2011, Mr. Clifton served as Vice President—Accounting of Ignite Restaurant Group, Inc., operator of Joe’s Crab Shack and Brick House Tavern + Tap restaurant brands. Prior to that, Mr. Clifton served as Senior Vice President—Operations Development—Retail Services Division for Cash America from January 2009 until July 2010. He served as Cash America’s Senior Vice President—Finance—Retail Services Division from October 2007 until January 2009 and as Vice President—Corporate Development and Strategic Activities from September 2005 until October 2007. Mr. Clifton also held multiple positions in Cash America’s accounting department from the time he joined Cash America in December 1991 until September 2005. Mr. Clifton began his career with Coopers & Lybrand and is a certified public accountant. Mr. Clifton received a Bachelor of Business Administration degree in Accounting from Texas Christian University and a Master of Business Administration from Southern Methodist University.

Joseph DeCosmo has served as our Vice President—Chief Analytics Officer since joining Enova in January of 2014. Prior to joining Enova, from October 2012 until January 2014, Mr. DeCosmo served as a Director of West Monroe Partners, a management and technology consulting firm, where he led their Advanced Analytics practice. From September 2011 until October 2012, Mr. DeCosmo was Vice President of Analytics for HAVI Global Solutions located in suburban Chicago. Mr. DeCosmo also served as Executive Vice President of Analytics and Consulting Services for The Allant Group from 2005 to September 2011. Prior to The Allant Group, Mr. DeCosmo founded and led an independent analytics firm called DeCosmo and Associates from 1995 to 2005, when the business was acquired by The Allant Group. Mr. DeCosmo began his career in 1987 at Argonne National Laboratory, spent three years in regulatory and business research at Illinois Bell, and three years at Donnelley Marketing. Mr. DeCosmo is a current board member and President-Elect of the Chicago Chapter of the American Statistical Association, a Past-President of The Chicago Association of Direct Marketing, and a member of the Advisory Board of the University of Illinois at Chicago’s College of Business Administration. Mr. DeCosmo holds a Bachelor of Arts in Economics from Lewis University and a Master of Arts in Economics from The University of Illinois at Chicago.

Sean Rahilly has served as our Vice President—Chief Compliance Officer since joining Enova in October 2013. Mr. Rahilly previously served as Assistant General Counsel and Compliance Officer of First American Bank from September 2006 to September 2013. He also served as First American Bank’s Vice President—Community Reinvestment Act and Compliance Officer from January 2006 to September 2006, Vice President—Compliance Manager from November 2003 to January 2006 and Assistant Vice President—Compliance and Community

Reinvestment Act from July 2002 to November 2003. Prior to joining First American Bank, Mr. Rahilly served as an attorney with the Law Offices of Victor J. Cacciatore, a project assistant with Schiff Hardin & Waite and in various roles with Pullman Bank and Trust Company. He received a Bachelor of Science in Accountancy from DePaul University College of Commerce and a Juris Doctor from DePaul University College of Law.

Daniel Shteyn has served as our Vice President—Operations since September 2011. Mr. Shteyn joined Enova (then known as CashNetUSA) in October 2009 as Senior Director—Canadian Operations, became responsible for Australian Operations in May 2010 and became Vice President in July 2011. From September 2008 to February 2009, Mr. Shteyn was a partner at Morgan Geare, a boutique Canadian merchant bank. From May 2005 until September 2008, Mr. Shteyn worked as an equity research analyst with Desjardins Securities Inc., a Canadian full-service investment dealer. Prior to that, Mr. Shteyn was an investment banker with TD Securities Inc., the investment banking arm of TD Bank Financial Group. Mr. Shteyn is a member of the Order of Chartered Professional Accountants of Québec, and he received a Bachelor of Commerce, a Graduate Diploma in Public Accountancy and a Master of Business Administration from McGill University in Montréal, Québec, Canada.

Lisa M. Young has served as our Vice President—General Counsel and Secretary since September 2011. Ms. Young joined Enova (then known as CashNetUSA) in June 2009 as General Counsel and became Vice President—General Counsel in August 2011. Ms. Young previously served as Vice President—Assistant General Counsel of JPMorgan Chase following the merger of Bank One and JPMorgan Chase in July 2004, and she served in this position until she joined us in 2009. From May 2003 to June 2004, she served as Senior Counsel with Bank One. Prior to joining Bank One, Ms. Young served as an attorney in the Consumer Financial Services Litigation practice groups of McGuireWoods LLP and Lovells LLP (currently known as Hogan Lovells US LLP) and as a litigation attorney at Goldberg Kohn Ltd. She received a Bachelor of Science degree in Electrical Engineering from the University of Notre Dame and a Juris Doctor from Northwestern University.

Board of Directors

The following table sets forth information regarding individuals who currently serve as our Board of Directors. We are in the process of identifying additional directors for membership on our Board of Directors, and we will provide information regarding additional directors in an amendment to this information statement. Following the distribution, our Board of Directors will consist of at least five members. It is anticipated that our Board of Directors will ultimately consist of seven members.

NAME	AGE AS OF SEPTEMBER 1, 2014
Daniel R. Feehan	63
David A. Fisher	45

Mr. Feehan is Cash America’s Chief Executive Officer and President and serves on Cash America’s board of directors. We expect that Mr. Feehan will serve on our Board of Directors during a transitional period not to exceed two years from the date of the distribution so that we can rely on his industry experience, leverage his relationships with banking and regulatory groups and to provide a sense of business continuity. After the distribution, we expect Mr. Feehan to continue to be an executive officer and director of Cash America.

Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications they provide our Board of Directors.

Daniel R. Feehan has been on our Board of Directors since September 13, 2011. Mr. Feehan has served as the Chief Executive Officer and President of Cash America since February 2000. He served as the Company’s President and Chief Operating Officer from January 1990 until February 2000, except that he served as Chairman and Co-Chief Executive Officer of one of the Company’s subsidiaries from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of Cash America. Mr. Feehan joined

Cash America in 1988, serving as its Chief Financial Officer before becoming President and Chief Operating Officer in 1990. Mr. Feehan currently serves as a director at Cash America, AZZ incorporated and RadioShack Corporation where he has served since 1984, 2000 and 2003, respectively. Mr. Feehan has announced his intent to retire from the role of President and Chief Executive Officer of Cash America at the end of April 2015 and his intent to remain on the Cash America Board of Directors following his retirement. Mr. Feehan received a Bachelor of Business Administration degree in Accounting from Texas A&M University. We believe Mr. Feehan’s qualifications to sit on our board of directors include, among other things, his leadership experience, specifically his experience as Chief Executive Officer of Cash America, his knowledge of the consumer finance industry and its regulatory environment, his experience and background in finance and accounting and his experience as a director of multiple publicly traded companies, which has given him a strong understanding of public company corporate governance.

David A. Fisher has served as our Chief Executive Officer since January 29, 2013 when he joined Enova. Mr. Fisher became our Chief Executive Officer and President on March 29, 2013. Mr. Fisher has also served as our Director since February 11, 2013. We believe Mr. Fisher’s qualifications to sit on our board of directors include, among other things, his leadership experience, specifically his experience as Chief Executive Officer of the Company and of optionsXpress, his knowledge of the consumer finance industry and his experience in leading highly-regulated international companies gained through his tenure at the Company and at optionsXpress, his experience and background in finance, legal and compliance matters, and his experience as a director of multiple companies, which has given him a strong understanding of public company corporate governance.

Director Independence

Following the distribution, we intend to have our common stock listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of our Board of Directors within a specified period following the completion of the distribution. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees must be independent within a specified period following the completion of the distribution. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. Each member of the management development and compensation committee, or the Compensation Committee, must also qualify as a “non-employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as an “outside director” as defined for purposes of Section 162(m) of the Code (“Section 162(m)”).

Our Board of Directors has determined that none of [    —    ], [    —    ] and [    —    ], representing [    —    ] of our [    —    ] directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. Our Board of Directors also determined that [    —    ], [    —    ] and [    —    ], who will comprise our audit committee, [    —    ], [    —    ] and [    —    ] who will comprise our Compensation Committee, and [    —    ], [    —    ] and [    —    ], who will comprise our nominating and governance committee, satisfy the independence standards for those committees established by the rules of the NYSE and applicable SEC rules. In making these determinations, our Board of Directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Risk Management and Oversight

Our full Board of Directors will oversee our risk management process. Our Board of Directors oversees a company-wide approach to risk management, carried out by our management. Our full Board of Directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks.

While the full Board of Directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risks in certain specified areas. In particular, our Compensation Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks as well as financial and regulatory compliance risks. Effective upon the listing of our common stock on the NYSE, our nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our Board of Directors. Pursuant to our Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board and its committees.

Qualification of Directors

We expect our Board of Directors to consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. Under its expected charter, the Nominating and Governance Committee will seek to ensure the Board of Directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory matters, leadership and e-commerce industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. Our Board of Directors will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from Cash America.

Committees of the Board of Directors

Before the completion of the distribution, our Board of Directors will establish an audit committee, a Compensation Committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter that will be adopted by our Board of Directors prior to the completion of the distribution. Upon the completion of the distribution, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the requirements of the NYSE and SEC rules and regulations.

Audit Committee

We expect that the primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the Board of Directors have established. The audit committee will oversee the independent auditors, including their independence and objectivity. In addition, our internal audit and compliance functions will report directly to the audit committee. Audit committee members will not be acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Compensation Committee

We expect that the primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers in light of those goals and objectives, setting compensation for these officers based on those evaluations and reviewing the succession planning for our executive officers. Our Compensation Committee will also administer and have discretionary authority over the issuance of stock awards under our stock compensation plans.

Nominating and Corporate Governance Committee

We expect that our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The nominating and corporate governance committee will be responsible for, among other things, assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board of Directors, reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our Board of Directors, overseeing the evaluation of our Board of Directors, overseeing our related party transaction policy, and recommending members for each board committee to our Board of Directors.

Director Compensation

We will provide information regarding director compensation in an amendment to this information statement.

Decision-Making Process to Determine Director Compensation

Director compensation will be reviewed annually by the Compensation Committee with the assistance of such third-party consultants as the Compensation Committee deems advisable, and will be set by action of our Board of Directors.

Executive Compensation

Our executive compensation program is described in “Executive Compensation” and “Compensation Discussion and Analysis” included elsewhere in this information statement.

Corporate Governance Policy

We expect our Board of Directors to adopt a corporate governance policy to assist the board in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders. A copy of this policy will be posted on our website upon completion of the distribution. These guidelines, which will provide a framework for the conduct of the board’s business, may provide, among other things, that:

•	directors are responsible for attending board meetings and meetings of committees on which they serve and to review in advance of meetings material distributed for such meetings;

•	the board’s principal responsibility is to oversee and direct our management;

•	at least a majority of the board shall be independent directors;

•	our nominating and corporate governance committee is responsible for nominating members for election to our Board of Directors and will consider candidates submitted by stockholders;

•	our Board of Directors believes that it is important for each director to have a financial stake in us to help align the director’s interests with those of our stockholders;

•	our directors may serve on up to four other public company boards, but our Board of Directors expects that each member be fully committed to devoting adequate time to his or her duties to us;

•	the independent directors meet in executive session on a regular basis, but not less than quarterly;

•	each of our audit committee, Compensation Committee, and nominating and corporate governance committee must consist solely of independent directors;

•	our Compensation Committee must consist solely of “outside directors” as defined for purposes of Section 162(m);

•	new directors participate in an orientation program and all directors are required to periodically attend, at our expense, continuing educational programs to further their understanding of our business and enhance their performance on our board; and

•	our Board of Directors and its committees will sponsor annual self-evaluations to determine whether members of the board are functioning effectively.

Code of Business Conduct and Ethics

We expect our Board of Directors to adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and those officers responsible for financial reporting. Upon completion of the distribution, the code of business conduct and ethics will be available on our website at www.enova.com. Information on, or accessible through, our websites is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2013, we did not have a compensation committee. However, the Cash America Compensation Committee served that function with respect to our executive compensation. Decisions for the post-distribution compensation of those who will serve as our executive officers are expected to be made by our Compensation Committee and will be reflected in an amendment to this information statement. See “Compensation Discussion and Analysis” included elsewhere in this information statement.

Communications with the Board of Directors

Upon our separation from Cash America, our Board of Directors will maintain a process for stockholders and interested parties to communicate with the Board of Directors. Stockholders and interested parties may write or call our Board of Directors by contacting our Corporate Secretary as provided below:

Mailing Address:	Enova International, Inc. 200 West Jackson Blvd., Suite 2400 Chicago, Illinois 60606 Attention: General Counsel & Secretary

Phone Number:	(312) 568-4200

Relevant communications will be distributed to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, certain items unrelated to the duties and responsibilities of the Board of Directors will be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable may be excluded. Any communication that is filtered out will be made available to any outside director upon request.

EXECUTIVE COMPENSATION

We expect that as of the distribution date, our named executive officers will include the following:

Name	Position
David A. Fisher (1)	President and Chief Executive Officer (Principal Executive Officer)
Robert S. Clifton	Vice President—Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Alex T. King	Senior Vice President—Operations
Arad Levertov	Senior Vice President—Operations
Daniel Shteyn	Vice President—Operations
Timothy S. Ho (2)	Former President (Former Principal Executive Officer)

(1)	Mr. Fisher joined Enova on January 29, 2013. Mr. Fisher is also an executive officer of Cash America.
(2)	Mr. Ho left Enova on March 29, 2013.

These individuals are our principal executive officer, our principal accounting/financial officer and our three (3) most highly compensated executive officers (other than our principal executive officer and principal accounting/financial officer) and our former principal executive officer. For purposes of the executive compensation discussion in this information statement, we refer to these individuals collectively as our “named executive officers.” References in this information statement to Cash America’s named executive officers refer to the executive officers listed in the summary compensation table of Cash America’s proxy statement in connection with its 2014 annual meeting of shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Prior to the separation and distribution, we operated as the E-Commerce Division of Cash America, or the E-Commerce Division; therefore, the historical compensation of our named executive officers included in this information statement reflects the design and objectives of the executive compensation programs of Cash America that are ultimately overseen by the Cash America Compensation Committee. After the separation and distribution, our Compensation Committee will oversee our executive compensation policies and practices and will seek to ensure that our executive officers’ total compensation is fair, reasonable and competitive. For more information about our Compensation Committee, its authority and responsibilities, see “Corporate Governance and Management—Committees of the Board of Directors—Compensation Committee” in this information statement.

This Compensation Discussion and Analysis describes how Cash America’s compensation program is designed and how it has historically operated with respect to our named executive officers. This Compensation Discussion and Analysis also describes how we anticipate our compensation program will be designed and how it will operate after completion of the separation and distribution.

2013 Compensation

Letter Agreement with Mr. Fisher.

In connection with Mr. Fisher’s appointment as Chief Executive Officer—E-Commerce Division, Cash America entered into a letter agreement with Mr. Fisher, or the Fisher Letter Agreement, when he joined Enova on January 29, 2013. The Fisher Letter Agreement set forth Mr. Fisher’s employment and compensation package and was not an employment agreement. Mr. Fisher’s 2013 compensation package, which was established in accordance with the Fisher Letter Agreement, is detailed below under “2013 Compensation” and in the compensation tables that follow.

Retention Bonus Agreement with Mr. King.

On December 30, 2013, we entered into a retention bonus agreement, or the Retention Bonus Agreement, with Mr. King. The Retention Bonus Agreement provides Mr. King with the opportunity to receive retention bonuses over a three-year period in the aggregate amount of $700,000. The retention bonuses vest and become payable as follows: $233,334 on December 31, 2013; $233,333 on December 31, 2014 and $233,333 on December 31, 2015. Each portion of the retention bonuses will vest if Mr. King remains employed through the applicable vesting date or if he (i) is involuntarily terminated without cause, (ii) voluntarily terminates his employment for good reason, (iii) dies or (iv) becomes disabled prior to the applicable vesting date.

Cash America Severance Agreements and Severance Pay Plan.

Prior to 2013, Cash America entered into Executive Change-in-Control Severance Agreements with certain of its executive officers, including Mr. Ho (whose agreement terminated when he left Enova in March 2013). Cash America entered into such an agreement with Mr. Fisher when he joined Enova in January 2013. These agreements were designed to promote stability and continuity of senior management in the event of a potential change-in-control of Cash America.

In addition, Cash America has a Severance Pay Plan for Executives, including our named executive officers. While severance agreements are generally handled on a case-by-case basis and are subject to the discretion of Cash America’s Chief Executive Officer and the Cash America Compensation Committee, the Severance Pay Plan for Executives provides compensation guidance in the case of involuntary termination of our executive officers.

Information about payments that may be made to Mr. Fisher and our other named executive officers upon termination or a change-in-control of Cash America is provided under the heading “Potential Payments Upon Termination or Change-in-Control.”

Continued Employment and Separation Agreement for Mr. Ho.

On January 29, 2013, we entered into an agreement with Mr. Ho detailing the terms of his continued employment through the date of his separation, which occurred on March 29, 2013, and his separation, or the Continued Employment and Separation Agreement. The Continued Employment and Separation Agreement was to provide Mr. Ho with two years of base salary continuation to be paid through March 2015 in the aggregate amount of $860,000 (before any applicable withholding), two years of medical benefits and a lump sum cash payment of $24,808 to cover vacation pay less the value of any vacation taken prior to his separation date. The Continued Employment and Separation Agreement included certain releases and non-disclosure, non-solicitation and non-competition covenants, among other terms and conditions. When Mr. Ho left Enova on March 29, 2013, all of his outstanding short- and long-term incentive awards expired and/or were forfeited on that date.

On January 7, 2014, we entered into a letter agreement with Mr. Ho and Springleaf Holdings, Inc., or Springleaf, which amended the terms of the Continued Employment and Separation Agreement, or the Springleaf Amendment. Under the Springleaf Amendment, Mr. Ho agreed to (i) an extension of the period covered by certain non-solicitation and non-competition covenants and (ii) a $265,000 reduction in the aggregate amount of base salary continuation payable from the date of the Springleaf Amendment through March 2015. As a result of the Springleaf Amendment, the aggregate amount of base salary continuation payable under the Continued Employment and Separation Agreement was reduced to $595,000.

Determination of 2013 Compensation Elements.

2013 Compensation for the Executive Officers of Cash America. In 2013, Mr. Fisher, who was Chief Executive Officer—E-Commerce Division, was a named executive officer of Cash America and, therefore, the Cash America Compensation Committee was responsible for determining his compensation during 2013. In determining compensation for each of Cash America’s named executive officers, including our Chief Executive Officer for 2013, the Cash America Compensation Committee considered each element of the executive officers’ compensation and how that element fit into each officer’s compensation package as a whole. The Cash America Compensation Committee designed the 2013 compensation packages for its executive officers with a goal of balancing short-term compensation, including base compensation and short-term incentive compensation, with long-term compensation. In assessing each executive officer’s compensation package, the Cash America Compensation Committee considered how much of the overall compensation package is subject to achieving certain financial targets on both a short-term basis and a long-term basis. The Cash America Compensation Committee utilized both short-term incentive compensation and long-term incentive compensation that is tied to financial performance to link the compensation of Cash America’s named executive officers to shareholder interests so that its executives can receive pay commensurate with financial performance on both a short- and long-term basis.

2013 Compensation for our Named Executive Officers. The 2013 compensation levels for Messrs. Clifton, King, Levertov and Shteyn were determined by Cash America’s Chief Executive Officer in consultation with Mr. Ho and the E-Commerce Division’s People Resources team at the beginning of 2013. In addition, Mr. King received compensation adjustments in March 2013 that were determined by Cash America’s Chief Executive Officer in consultation with Mr. Fisher and the E-Commerce Division’s People Resources team. While general industry survey data, individual performance and internal equity criteria were taken into account, the final compensation levels were based primarily on Mr. Ho’s and Mr. Fisher’s qualitative review and recommendations, as applicable, to Cash America’s Chief Executive Officer.

Compensation Consultant and Peer Group. In late 2012, the Cash America Compensation Committee engaged Mercer, LLC, or Mercer, to review and update the Cash America peer group to be used by the Cash America Compensation Committee in determining future compensation for the Cash America named executive officers. The following publicly traded companies were identified as the Cash America peer group:

Peer Companies

• Aaron’s, Inc.	• Global Payments, Inc.

• Aéropostale, Inc.	• Heartland Payment Systems, Inc.

• Ascena Retail Group, Inc.	• Jos A Bank Clothiers, Inc.

• Brown Shoe Company, Inc.	• Pier 1 Imports, Inc.

• Chico’s FAS, Inc.	• Rent-A-Center, Inc.

• DFC Global Corp.	• Stage Stores, Inc.

• DSW, Inc.	• Ulta Salon Cosmetics & Fragrance, Inc.

• Equinix, Inc.	• United Online, Inc.

• EZCORP, Inc.	• World Acceptance Corporation

• First Cash Financial Services, Inc.	• Zale Corporation

Cash America’s Compensation Committee did not engage in benchmarking in 2013 and did not establish named executive officer compensation to fall within a certain percentile of the competitive group for 2013. Rather, the Cash America Compensation Committee referred to the publicly-available compensation information of peer companies as a general reference.

In late 2012, the Cash America Compensation Committee also engaged Mercer to review the potential compensation package of our Chief Executive Officer, Mr. Fisher, who was hired in January 2013. The Cash America Compensation Committee considered the information provided by Mercer in determining Mr. Fisher’s compensation package when he was hired, but they did not establish his compensation to fall within a certain percentile of our competitive group. Mr. Fisher’s compensation was set at a level that the Cash America Compensation Committee believed to be competitive in the market where we compete for talent.

The Cash America Compensation Committee did not engage Mercer to perform any services during 2013, and Mercer did not determine or recommend the amount or form of compensation for any of our named executive officers in 2013 in connection with any of the services they provided during 2012.

Base Salary

Mr. Fisher’s base salary for 2013 was set by the Cash America Compensation Committee when he joined Enova in January 2013 at a level believed to be competitive in the market where we compete for talent (as described above). In determining the 2013 salary for Messrs. Clifton, King, Levertov and Shteyn, Cash America’s Chief Executive Officer took into consideration the overall performance of the E-Commerce Division, each officer’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership, and accomplishments that affected the performance and achievement of goals throughout the year. Cash America’s Chief Executive Officer also considered a qualitative assessment made by Mr. Ho of each of these items and by Mr. Fisher with regard to Mr. King’s compensation adjustments in March 2013.

The annual salaries for our named executive officers in 2013, including their percentage increase over their 2012 salaries, if any, were as follows:

Name	2013 Annual Salary	2012 Annual Salary	Percentage Increase from 2013 to 2012
Mr. Fisher	$525,000	$—	—%
Mr. Clifton	233,500	215,000	8.6
Mr. King (1)	350,000	300,000	16.7
Mr. Levertov	275,000	260,000	5.8
Mr. Shteyn (2)	242,868	242,868	—
Mr. Ho (3)	430,000	430,000	—

(1)	Mr. King received a 3.5% salary increase in February 2013 to $310,500. Mr. King also received an additional 12.7% increase in March 2013 for a total 16.7% salary increase in 2013 compared to 2012 to reflect his ability and leadership in materially increasing the financial contributions of Enova in addition to his work in key business development initiatives.
(2)	Mr. Shteyn lives in Canada and splits his time between offices in Montreal, Canada and our offices in Chicago, Illinois. Since Mr. Shteyn lives in Canada, his salary is paid in Canadian dollars, or CAD. Mr. Shteyn’s salary reflected in the table is shown in U.S. dollars, converted using an exchange rate of $0.97147 per CAD, which is the average of the daily exchange rates for each month used to translate the 2013 results of our Canadian operations to U.S. dollars for U.S. financial reporting.
(3)	Mr. Ho left Enova on March 29, 2013.

Short-Term Incentive Compensation and Bonuses

Overview. The Cash America Compensation Committee annually approves short-term incentive, or STI, plans, which are broad-based incentive plans that provide our named executive officers and certain other employees the opportunity to earn annual short-term incentive-based cash awards, or STI awards, primarily based on our annual performance.

2013 STI Plans. The 2013 STI plan for Mr. Fisher was administered under Cash America’s Senior Executive Bonus Plan. The 2013 STI plan for Messrs. Clifton, King, Levertov, and Shteyn was administered under an STI plan for our officers and certain other of our employees. None of our employees, except Mr. Fisher, was guaranteed a payment under the 2013 STI plans. In addition, the 2013 STI plans contained a “clawback” provision that allows us to recoup all or some of the payments made pursuant to the STI plans under certain circumstances when there is a material restatement of our financial results.

The target STI award amounts for 2013 expressed as a percentage of base salary, or Target Awards, for our named executive officers for the 2013 STI plans were as follows:

Name	Target Percentage of Base Salary
Mr. Fisher	75%
Mr. Clifton	30%
Mr. King (1)	47%
Mr. Levertov	30%
Mr. Shteyn	30%
Mr. Ho (2)	—

(1)	Mr. King received an increase in his base salary on March 17, 2013, and his Target Award increased from 35% to 50% of his base salary. His 2013 STI Target Award for the portion of the year before the increase was calculated at 35% of base salary, and his 2013 STI Target Award for the balance of the year following the increase was calculated at 50% of base salary. Using a daily proration based on a 365-day year, this resulted in a blended average of approximately 47%.

(2)	Mr. Ho left Enova on March 29, 2013. Because we entered into the Continued Employment and Separation Agreement with Mr. Ho on January 29, 2013, Mr. Ho was not eligible to participate in the 2013 STI plan.

Our 2013 STI plans were based on our earnings before interest, income taxes, depreciation and amortization expenses, or EBITDA, adjusted for certain items, which is a non-GAAP financial measure, or STI Adjusted EBITDA, for 2013, or 2013 STI Adjusted EBITDA, and had the following requirements in order for potential STI awards to be earned and paid pursuant to the STI plan:

•	Earnings Threshold: Potential STI awards began to accrue based on a formula set forth in the STI plans once a certain earnings threshold established for the 2013 STI Adjusted EBITDA was exceeded, or the Earnings Threshold.

•	Earnings Target: If a certain earnings target for the 2013 STI Adjusted EBITDA was achieved, then the named executive officer was eligible to receive a cash payment equal to 100% of his Target Award, or the Earnings Target. If the Earnings Target was exceeded, each named executive officer was eligible to receive a cash payment in excess of his Target Award calculated in accordance with the STI plans.

The Earnings Threshold for the 2013 STI plans was $135.4 million, and the Earnings Target for the 2013 STI plans was $155.9 million. Our actual 2013 STI Adjusted EBITDA was $165.6 million, which is comprised of $152.6 million of income from operations of the Cash America E-Commerce Division (which is included in footnote 20 to Cash America’s Consolidated Audited Financial Statements filed with its Annual Report on Form 10-K for the year ended December 31, 2013), increased by a net adjustment in accordance with the 2013 STI plans in the amount of $13.0 million. Thus, the 2013 STI Adjusted EBITDA significantly exceeded the Earnings Target.

2013 Bonuses

Additional discretionary bonus awards were also considered for each named executive officer to reflect their individual contributions during 2013 that significantly impacted our financial results, and discretionary bonuses were awarded to certain of our named executive officers as set forth below.

Payments under the 2013 STI Plan and Discretionary Bonus Payments.

The 2013 STI payment for Mr. Fisher was based solely on our 2013 STI Adjusted EBITDA, and the 2013 STI payments for Messrs. Clifton, King, Levertov, and Shteyn were based on a combination of financial results and individual performance. A comprehensive individual performance review of all of our employees was completed at the end of the year with each employee designated into one of six individual performance categories, or Categories. The Target Awards were adjusted by an individual performance factor applied to each Category where Category 1 was assigned a 0% individual performance factor, Category 2 was 44%, Category 3 was 74%, Category 4 was 100%, Category 5 was 140% and Category 6 was 150%. By using this distribution of individual performance factors we were able to differentiate and reward for individual performance while not exceeding the final STI award pool, which was equal to 143.9% of the Target Award and based solely on the financial performance of Enova.

The 2013 STI payments and bonus payments were as follows:

Name	Payment under the 2013 STI Plan		Bonus		Total
David A. Fisher	$523,141	(1)	—		$523,141
Robert S. Clifton	$73,636	(2)	—		$73,636
Alex T. King	$230,411	(3)	$53,701	(3)	$284,112
Arad Levertov	$164,440	(4)	$46,984	(4)	$211,424
Daniel Shteyn	$77,462	(2)	—		$77,462

(1)	Represents a payment that was 143.9% of the 2013 Target Award for Mr. Fisher and was based solely on the performance of Enova, as Mr. Fisher’s 2013 STI award was based 100% on the 2013 STI Adjusted EBITDA. Because Enova exceeded its Earning Target for the 2013 STI Adjusted EBITDA, Mr. Fisher’s payment exceeded his Target Award amount and was calculated in accordance with the 2013 STI plan.
(2)	Messrs. Clifton and Shteyn received payments equal to 106% of their 2013 Target Awards, which are comprised of (i) a 143.9% financial performance factor; and (ii) a 74% individual performance factor.
(3)	Mr. King received a payment equal to 176% of his 2013 Target Award, which is comprised of (i) a 143.9% financial performance factor; (ii) a 100% individual performance factor; and (iii) a $53,701 discretionary bonus reflecting his ability and leadership in materially increasing the financial contributions of Enova in addition to his work in key business development initiatives. Mr. King also received a retention bonus for 2013 as described further below.
(4)	Mr. Levertov received a payment equal to 258% of his 2013 Target Award, which is comprised of (i) a 143.9% financial performance factor; (ii) a 140% individual performance factor; and (iii) a $46,984 discretionary bonus reflecting his leadership in materially increasing the financial contributions of the U.K. business of Enova.

The 2013 STI plan for Mr. Fisher provided that, consistent with the Fisher Letter Agreement that was entered into with Mr. Fisher when he accepted employment on January 29, 2013, Mr. Fisher would receive the greater of the actual short-term incentive earned according to the terms of the 2013 STI plan or 75% of his 2013 Target Award. Because Enova exceeded its Earnings Target, Mr. Fisher’s payment exceeded his Target Award amount and he received a payment that was 143.9% of his Target Award, which was calculated in accordance with the 2013 STI plan.

All STI award and bonus payments were paid in 2014 and were based on our 2013 performance and related considerations, as applicable. The STI award and bonus payments are reflected in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column and the “Bonus” column, respectively and as applicable.

Payment under Retention Bonus Agreement with Mr. King.

Mr. King vested in the first portion of his bonus payable under the Retention Bonus Agreement on December 31, 2013, and he received a payment of $233,334 in January 2014.

Long-Term Incentive Compensation

Performance Units.

In order to ensure that our employees have long-term incentive compensation tied to our performance, the Cash America Compensation Committee has, for our officers and certain of our employees, historically utilized grants of cash-based performance units, or Performance Units, under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as amended, or the Cash America LTIP, the vesting and payment of which are tied solely to our performance. Grants of Performance Units are typically approved by the Cash America Compensation Committee at the beginning of each year.

In March 2013, the Cash America Compensation Committee approved a grant of Performance Units to Messrs. Fisher, Clifton, King, Levertov and Shteyn. The material terms of the Performance Unit grant are as follows:

•

Subject to continued employment with Cash America or an affiliate and the achievement of a certain compound annual growth rate, or CAGR, in the EBITDA of Enova, adjusted for certain items, or LTI Adjusted EBITDA, on each of the vesting dates, or the EBITDA Growth Requirement, the Performance Units will vest as follows: 12.5% of the award on January 1, 2014, 37.5% of the award on January 1, 2015 and 50% of the award on January 1, 2016. For purposes of the 2016 vesting date,

Mr. Fisher’s employment will be treated as continuing through the vesting date if he voluntarily terminates his employment between February 1, 2015 and December 31, 2015 and meets certain notice requirements.

•	If the EBITDA Growth Requirement is not met on each vesting date, the Performance Units scheduled to vest on that date will be forfeited.

•	The Performance Unit award agreement provides that the portion of the Performance Units that vest in 2014, 2015 and 2016 are to be valued based on the increase in LTI Adjusted EBITDA for 2013, 2014 and 2015, respectively compared with LTI Adjusted EBITDA for 2012.

•	Payments for all Performance Units that vest will be made within a reasonable period of time each year following the Cash America Compensation Committee’s certification that the vesting requirements have been met.

•	In addition, the grant is subject to a “clawback” provision that allows us to recoup all or some of the payments made pursuant to the award under certain circumstances when there is a material restatement of our financial results.

The following table shows the number and the targeted value (in dollars and as a percentage of base salary) of Performance Units granted to each of our named executive officers in March 2013, which the Cash America Compensation Committee determined in consultation with Cash America’s chief executive officer for Mr. Fisher and with Mr. Fisher and Cash America’s chief executive officer for each of our other named executive officers:

Name	Number of Performance Units Granted (#)	Targeted Value of the Performance Unit Grant (1)	Targeted Value as a Percentage of Base Salary (1)
Mr. Fisher	13,668	$787,500	150%
Mr. Clifton	3,445	$198,475	85%
Mr. King	10,631	$612,500	175%
Mr. Levertov	7,159	$412,500	150%
Mr. Shteyn	2,388	$137,602	57%

(1)	Assumes target performance. The maximum amount that may be paid under these Performance Unit grants is 300% of the target amount.

The payments made under the 2013 Performance Units that vested on January 1, 2014 are included in the Non-Equity Incentive Compensation column of the 2013 Summary Compensation Table. See “The Separation and the Distribution—Treatment of Short- and Long-Term Incentive Compensation” for additional information regarding treatment of all unvested Performance Units at the time of the separation and distribution.

Restricted Stock Units.

In addition, in January 2013, the Cash America Compensation Committee elected to award a special one-time grant of time-based RSUs under the Cash America LTIP to Mr. Fisher when he joined Enova as its Chief Executive Officer. The Cash America Compensation Committee awarded Mr. Fisher this one-time RSU grant as a sign-on bonus in order to be competitive when hiring Mr. Fisher. In addition, this grant is consistent with Cash America’s compensation philosophy of encouraging stock ownership in Cash America by its executive officers and is aligned with shareholder interests.

Mr. Fisher’s special one-time RSU grant was comprised of 14,260 RSUs that are scheduled to vest on the earlier of January 29, 2015 or the date, if ever, that our stock becomes publicly traded. The number of RSUs granted to Mr. Fisher was determined by dividing $600,000 by the average closing price of Cash America common stock for the 20 trading-day period ending on the day before the grant date. Under the terms of the RSU award agreement, Mr. Fisher is entitled to receive one share of Cash America common stock for each RSU upon vesting. In addition, under the terms of the RSU award agreement, if Mr. Fisher leaves Cash America for any reason he will forfeit any unvested portion of his RSU award, except in the event of certain changes-in-control. In addition, the RSU award agreement for Mr. Fisher contains a “clawback” provision that allows Cash America to recoup all or some of the RSUs under certain circumstances in the event that there is a material restatement of Cash America’s financial results. See “The Separation and the Distribution—Treatment of Short- and Long-Term Incentive Compensation” for additional information regarding treatment of Mr. Fisher’s unvested RSUs at the time of the separation and distribution.

Retirement and Other Benefits

Prior to July 1, 2012, our officers were eligible to participate in a 401(k) savings plan, a nonqualified savings plan and a supplemental executive retirement plan sponsored by Cash America. On July 1, 2012, we established and now sponsor our own 401(k) Savings Plan, or the Enova 401(k), our own nonqualified savings plan, or the Enova NQSP, and our own supplemental executive retirement plan, or the Enova SERP, in which most of our named executive officers and other eligible employees may now participate. We expect to continue utilizing these existing plans following the separation and distribution.

Enova 401(k) and Enova NQSP.

Substantially all of our employees and those of our U.S. subsidiaries are eligible to participate in the Enova 401(k). Certain of our highly-compensated employees, including our named executive officers other than Mr. Shteyn, are also eligible to participate in the Enova NQSP. Because Mr. Shteyn performs services for us in Canada, he participates in a Canada Group Registered Retirement Savings Plan rather than the Enova 401(k) and the Enova NQSP.

We match 50% of the first 5% of pay that each employee contributes to the Enova 401(k). All employee contributions are fully vested upon contribution. Our matching contributions vest ratably over an employee’s first five years of service with us or Cash America and also become fully vested if an employee dies, becomes disabled or reaches age 59 1/2 during employment. Employees may select from among several mutual funds when investing their 401(k) account funds.

The Enova NQSP is a nonqualified retirement savings plan into which participants may contribute portions of their salary in excess of the 401(k) contribution limits. Enova NQSP participants can also defer up to 80% of their STI awards and annual bonuses into the Enova NQSP. If a participant’s pay exceeds the IRS limit on amounts that can be taken into account for contributions to the Enova 401(k), we match 50% of the first 5% of compensation deferred to the Enova NQSP in excess of the 401(k) compensation limit; however, if a participant participates in both the Enova 401(k) and the Enova NQSP, the combined match to both plans will be limited to 50% of the first 5% of the participant’s pay. Our matching contributions in the NQSP vest under the same vesting schedule that applies to the Enova 401(k) plan. This plan generally offers the same investment options as the Enova 401(k).

We generally distribute each participant’s Enova NQSP account in a lump sum shortly after the participant’s separation from service with us and all of our affiliates. Alternatively, a participant can elect to receive his or her Enova NQSP account at a later date or receive payments in up to 10 annual installments. Most officers cannot receive a distribution of any portion of their account during the first six months after their separation from service. A participant generally may not receive any portion of his or her Enova NQSP account while employed, unless the participant makes an in-service distribution election before the deferred compensation is earned or suffers a severe financial hardship. We may pay Enova NQSP distributions from a Rabbi trust associated with the Enova NQSP or from the general assets of the entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the entity that is his or her employer for any Enova NQSP benefits he or she is owed.

Canada Group Registered Retirement Savings Plan.

We match 100% of Mr. Shteyn’s regular payroll contributions made to a Canadian Group Registered Retirement Savings Plan, up to a maximum company contribution of 9%, for services performed in Canada. All contributions are fully vested when made. Mr. Shteyn is the only named executive officer who participates in this Canadian plan.

Supplemental Executive Retirement Plan.

We provide supplemental executive retirement plan benefits to our officers, other than Mr. Shteyn, as a supplement to their retirement benefits under the Enova SERP. After the end of each plan year, we make discretionary supplemental contributions that are credited to the Enova SERP account of each named executive officer who was employed by us on the last day of the plan year. The rate of return of a participant’s Enova SERP account is determined by the rate of return on deemed investments in mutual funds that a participant selects. Enova SERP participants’ deemed investment options are generally the same as the investment options available under the Enova 401(k). Participants vest in their Enova SERP accounts over their first five years of service with us or Cash America and are fully vested in their Enova SERP accounts and new contributions to those accounts after that five year period.

We generally distribute each participant’s Enova SERP account as a lump sum soon after the participant’s separation from service with us and all of our affiliates. An Enova SERP participant may, however, elect to defer receipt of the Enova SERP account for at least an additional five years beyond his separation from service and may also elect to receive the Enova SERP account in up to ten annual installments. Most officers cannot receive a distribution of any portion of their account during the first six months after their separation from service. A participant generally may not withdraw any portion of his Enova SERP account during employment, except in the case of a severe financial hardship. We may pay Enova SERP benefits from a Rabbi trust associated with the Enova SERP or from the general assets of the entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the entity that is his or her employer for any Enova SERP benefits he or she is owed.

The Cash America Compensation Committee annually determines the amount of the supplemental contribution to be made for each officer for the plan year. The targeted (but non-binding) amount of the supplemental contribution for each plan year is a percentage of each officer’s compensation. The compensation on which the supplemental contribution is based is the base salary, plus the lesser of (a) the officer’s target STI award payable during the plan year for the preceding year’s performance and (b) the actual STI award paid during the plan year based on the preceding year’s performance. The contribution amounts are prorated for the portion of the year that an officer was eligible to participate in the Enova SERP, and are credited to the officer’s Enova SERP account in February of the following year. For 2013, the supplemental contributions for each of our named executive officers, reflected as a percentage of the combined base salary paid during the year and the target STI award for the 2012 year, are listed below. If the separation and distribution occurs, we expect our Compensation Committee to administer the Enova SERP and annually determine the supplemental contributions for each of our named executive officers.

Name	SERP Contribution
Mr. Fisher	10.5%
Mr. Clifton	4.5
Mr. King	7.5
Mr. Levertov	4.5
Mr. Shteyn (1)	—
Mr. Ho (2)	—

(1)	Mr. Shteyn was not eligible to receive a 2013 Enova SERP contribution because his employer is a Canadian subsidiary that does not participate in the Enova SERP.

(2)	Mr. Ho was not eligible to receive a 2013 Enova SERP contribution because he left Enova before the end of 2013.

For each of the Enova 401(k), the Enova NQSP and the Enova SERP, Mr. Fisher was not vested in any portion of our contributions at the end of 2013 because he joined Enova in January 2013. Mr. Clifton and Mr. King had more than five years of service, including service with Cash America, and were fully vested at the end of 2013. Mr. Levertov was 80% vested at the end of 2013. Mr. Ho had more than five years of service and was fully vested when he left Enova in March 2013.

Perquisites and Other Personal Benefits

Enova provides perquisites and other personal benefits to its officers that it believes are reasonable and consistent with its overall compensation program. A description of these perquisites and personal benefits, including the attributed costs, for our named executive officers for the year ended December 31, 2013 are included in the “All Other Compensation” column of the Summary Compensation Table and described in the notes to that table.

Compensation Prior to 2013

January 2012 Performance Unit Grant.

In January 2012, it was expected that a proposed initial public offering of Enova common stock which was subsequently withdrawn in July 2012, or the Withdrawn IPO, would be completed during 2012, and it was expected that had the Withdrawn IPO been completed, Messrs. King, Levertov, Shteyn and Ho would have received long-term incentive compensation from Enova. Since the Withdrawn IPO was expected to be completed during 2012, the Cash America Compensation Committee decided not to make a grant of Performance Units in January 2012 to Messrs. King, Levertov, Shteyn and Ho.

Since Mr. Clifton was hired in 2011 after the 2011 annual Performance Unit grant date, the Cash America Compensation Committee approved a special one-time grant of 5,000 Performance units to Mr. Clifton in January 2012 based on recommendations made by Mr. Ho and Cash America’s chief executive officer. The Performance Units granted to Mr. Clifton in January 2012 vested equally over a two-year period with one-half of the Performance Units vesting on each of January 1, 2013 and 2014, subject to continued employment with Cash America or an affiliate and the satisfaction of certain conditions related to an increase in LTI Adjusted EBITDA of Enova each year over a two-year period ending December 31, 2013. The unit value of each Performance Unit was be based on a percentage of the yearly increase in LTI Adjusted EBITDA divided by 33,333 for the first vesting date and 33,334 for second vesting date. The actual amount paid to Mr. Clifton in 2014 for Performance Units vesting January 1, 2014 based on Enova’s financial performance in 2013 is included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

July 2012 Performance Unit Grants

On July 25, 2012, the Cash America Compensation Committee approved the grant of Performance Units to Messrs. Clifton, King, Levertov, Shteyn and Ho. This performance unit grant was approved following the withdrawal of the Withdrawn IPO. The Cash America Compensation Committee chose to award our executive officers with Performance Units to incentivize the achievement of sustained incremental annual growth in earnings in the E-Commerce Division. The material terms of the Performance Unit grant are as follows:

•	Each one-third of the Performance Units are to be valued based on the year-over-year increase in LTI Adjusted EBITDA for 2012, 2013 and 2014, with the 2012 valuation based only on the last six months of 2012 compared to the last six months of 2011 and the 2013 and 2014 valuations based on fiscal years 2013 and 2014, respectively, compared to each of their previous years.

•

Subject to continued employment with Cash America or an affiliate and the achievement of a certain EBITDA Growth Requirement on each of the vesting dates, the Performance Units will vest as follows: 16 2/3% of the award on January 1, 2013, 16 2/3% of the award on January 1, 2014 and 66 2/3% of the award on January 1, 2015. If the EBITDA Growth Requirement is not met on each vesting date, the Performance Units scheduled to vest on that date will remain unvested and will again be eligible to vest on subsequent vesting dates, if any, subject to continued employment with Cash America or an affiliate and the achievement of the EBITDA Growth Requirement on such subsequent vesting date.

•	Payments for all Performance Units that vest will be made within a reasonable period of time each year following the Cash America Compensation Committee’s certification that the vesting requirements have been met.

•	In addition, Mr. Ho’s grant is subject to a “clawback” provision that allows us to recoup all or some of the payments made pursuant to the award under certain circumstances when there is a material restatement of our financial results.

The number of Performance Units granted to each named executive officer was based on the officer’s position with Enova and on individual recommendations made by Cash America’s chief executive officer for Mr. Ho and by Mr. Ho and Cash America’s chief executive officer for each other named executive officer. The award agreements for the Performance Units did not specify target values, and the Performance Units do not have a maximum payout. The following table shows the number of the Performance Units and the estimated total dollar value of the July 2012 grant, as estimated at the time of grant, for each of our named executive officers:

Name	Number of Performance Units Granted (#)	Estimated Total Value of the Performance Unit Grant ($) (1)
Mr. Fisher (2)	—	—
Mr. Clifton	2,901	$216,000
Mr. King	7,002	$520,000
Mr. Levertov	5,502	$409,000
Mr. Shteyn	2,901	$216,000
Mr. Ho (3)	9,501	$706,000

(1)	The amounts in this column were the total estimated values of the Performance Units on the date of grant, which assumed a hypothetical level of year-over-year increase in EBITDA of Enova for each of the 2012, 2013 and 2014 valuation periods. These amounts were only estimates and did not reflect future earnings projections for Enova.
(2)	Mr. Fisher joined Enova on January 29, 2013.
(3)	Mr. Ho left Enova on March 29, 2013. All outstanding unvested Performance Units under this grant expired and were forfeited on that date.

In addition, in 2011 the Cash America Compensation Committee also made grants of Performance Units to certain of our named executive officers, the final vesting for which occurred on January 1, 2014. The payments for the Performance Units granted in 2011 and 2012 that vested on January 1, 2014 were based on our EBITDA performance and are included in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table. See “The Separation and the Distribution—Treatment of Short- and Long-Term Incentive Compensation” for additional information regarding treatment of all unvested Performance Units at the time of the separation and distribution.

Our Compensation Philosophy and Objectives after the Distribution

Following the distribution, our Compensation Committee will determine the design of our executive compensation program. While we are still in the process of determining specific details of our compensation program, we anticipate that our compensation program will generally be similar to Cash America’s compensation program. In particular, we anticipate that our Compensation Committee will implement the executive compensation policy described below setting out our compensation philosophy and objectives.

We believe that compensation should be performance-based and competitive in the markets and industries in which we compete for talent. We also believe that we should provide our executives with compensation that is closely linked to our stockholders’ financial interests and that reflects each executive’s contributions to enhancing the value of our stockholders’ investment in us. In addition, we believe in pay for performance and discouraging excessive risk taking by our executive officers.

The competitive group with which we compare ourselves will be selected by our Compensation Committee from time to time. This group may be the same or different from those used prior to the distribution, as described below under “—Executive Compensation Practices after the Separation and Distribution—Compensation Consultants.”

Executive Compensation Practices after the Separation and Distribution

General

We believe that the principal elements of our executive compensation after the completion of the separation and distribution will continue to be:

•	Base salary;

•	A performance-based short-term annual incentive award paid in cash;

•	Long-term incentive compensation awards;

•	Retirement plans;

•	Health insurance and other benefits also available to employees generally; and

•	Certain additional benefits available to officers.

We expect the elements of our compensation program to be similar to our historical compensation program under Cash America, with the exception of long-term incentive compensation. We expect that our executive officers will receive grants under a long-term incentive plan that our stockholder, Cash America, will adopt prior to the distribution that will consist of equity-based compensation rather than cash-based Performance Units similar to those that they have received under Cash America’s compensation program.

In addition to our retirement and other employee benefit plans that we adopted in 2012, we have adopted, or expect to adopt, several new compensation plans in connection with the separation and distribution that would become effective at or near the time the separation is completed. These plans are described under “—Plans We Have Adopted or Expect to Adopt.” When making decisions about each compensation element, we expect that our Compensation Committee will review the overall compensation we pay to our executive officers and review and consider the competitive market for executives and compensation levels and compensation components provided by companies with whom we compete for executive talent. In general, the proportion of an executive officer’s compensation that is at risk and subject to achieving incentive targets will increase with the executive’s position and responsibility.

Compensation Committee’s Role in Establishing Compensation

Our Compensation Committee will approve, or recommend to the independent members of the Board of Directors for approval, all compensation decisions, including grants of equity awards, for our executive officers, including our named executive officers. A key function of our Compensation Committee will be to help ensure that our executives are fairly compensated based upon their performance and contribution to our growth and profitability and that its compensation decisions support our compensation philosophy and objectives, as well as stockholder interests. The Compensation Committee chair will set the agenda for all committee meetings, with input from management.

Management’s Role in Establishing Compensation

Our chief executive officer will be the primary management contact with our Compensation Committee. Our chief executive officer will recommend to the Compensation Committee changes in compensation for other executive officers, including our other named executive officers, based on an assessment of each individual’s responsibilities and contribution to our results and potential for future contributions to our success. Neither the chief executive officer nor other executive officers will be involved in recommendations for changes in the chief executive officer’s compensation.

Compensation Consultants

The Cash America Compensation Committee has engaged an independent compensation consultant to perform a formal review of base salaries, short-term incentives and long-term incentives for each of our named executive officers compared to persons holding comparable positions with similar duties at other publicly-traded companies. We expect the compensation consultant to develop a group of peer companies that it determines to be of similar size and scope to us and would provide appropriate comparisons for establishing competitive compensation levels. In addition, we expect the compensation consultant to refer to compensation practices and levels implemented at companies that were recently spun off from parent companies or that recently completed an initial public offering. We expect the compensation consultant to recommend a range of base salary levels, a percentage of salary to which short-term incentive compensation should be targeted, and target long-term incentive values for each of our executives, including our named executive officers. We plan to include information regarding the compensation consultant’s review of executive compensation matters, including a determination of our executive compensation peer group in an amendment to this information statement.

Deductibility of Executive Compensation

Our Compensation Committee will review and consider the deductibility of executive compensation under Code Section 162(m), which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. This limitation does not apply to certain performance-based pay. Our Compensation Committee may, in certain situations, approve compensation that will not meet these deductibility requirements in order to ensure competitive levels of compensation for our executive officers, including our named executive officers.

Equity Ownership

Our Compensation Committee is expected to establish stock ownership guidelines similar to those that have been adopted by Cash America that require a certain level of ownership of our stock by our executive officers. We anticipate that our executive officers will have up to five years following the distribution to achieve the applicable stock ownership guidelines that are adopted. Cash America’s ownership guidelines require ownership of Cash America stock that is six times base salary for its chief executive officer, three times base salary for other executive officers and five times the annual retainer for directors.

Plans We Have Adopted or Expect to Adopt

We have adopted, or expect to adopt, the following plans or agreements, which will continue to be or become effective at or near the time we complete the distribution.

Short-Term Incentive Plans and Discretionary Bonus Plan

In January 2014, the Cash America Compensation Committee approved cash-based STI plans for (i) our Chief Executive Officer and (ii) certain of our other employees, including our executive officers, that are based on our 2014 performance. Following the separation and distribution, these STI plans will be administered by our Compensation Committee. While we do not intend to adjust the terms of the outstanding STI plans for 2014, which is based on our performance in 2014, certain adjustments to the financial targets may be made to reflect the different costs and expenses associated with operating as a separate company.

Prior to the separation and distribution, we expect to adopt one or more STI plans that would be used as the foundation for establishing the terms and conditions of annual STI award programs for plan years following 2014, or the Post-2014 STI Plans. The Post-2014 STI Plans are intended to increase stockholder value and our success by motivating certain of our employees, including our executives, (a) to perform to the best of their abilities, and (b) to achieve our objectives. These plans are intended to provide executives, including our named executive officers, and certain other employees with the opportunity to earn STI based on the achievement of goals relating to the performance of us and our individual business units and relating to individual performance. We anticipate that one of the STI plans will be a Senior Executive Bonus Plan that will allow our Compensation Committee to designate certain amounts payable under the plan as payments intended to qualify as performance-based compensation under Code Section 162(m).

Prior to the separation and distribution, we also expect to adopt a Discretionary Bonus Plan. The Discretionary Bonus Plan is intended to increase stockholder value and our success by providing our officers and other employees with discretionary bonus awards based on exceptional individual achievement or exceptional performance by us or our individual business units.

Long-Term Incentive Plan

Prior to the separation and distribution, we expect to adopt the Enova LTIP that will be administered by our Compensation Committee. The purpose of the Enova LTIP is to promote the interests of Enova and its stockholders by giving us a competitive advantage in attracting, retaining and motivating employees, officers, consultants and directors capable of assuring our future success, to offer such persons incentives that are directly linked to the profitability of our business and increases in stockholder value, to afford such persons an opportunity to acquire a proprietary interest in Enova and to provide a means to assume and govern certain awards granted under the Enova LTIP.

We expect that the Enova LTIP will permit the Compensation Committee to be authorized to grant awards in any of the following forms:

•	Stock Options. Stock options would allow the holder to purchase shares of our common stock at a price not less than the fair market value of the shares as of the grant date, or the exercise price. Stock options may be designated under the Code as nonqualified stock options (which may be granted to all participants) or “incentive stock options” under Code Section 422 (which may be granted to qualifying employees, but not to non–employee directors or prospective employees). The maximum term of each stock option under the Enova LTIP is expected to be ten years.

•	Stock Appreciation Rights. Stock Appreciation Rights, or SARs, which may be granted as separate awards or in tandem with stock options, would give the holder the right to receive the difference (payable in cash, shares of common stock or a combination thereof) between the fair market value per share of common stock on the date of exercise, or if specified under the terms of the grant, the average selling price per share of common stock during a period of up to 30 days before the date of exercise, and the grant price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date). The maximum term of SARs under the Enova LTIP is expected to be ten years.

•	Performance Units. Performance units are denominated in cash and vesting would be contingent upon the achievement of certain performance goals over a period of time established by our Compensation Committee at the time of grant.

•	Restricted Stock and Restricted Stock Units. Restricted stock is common stock that is issued subject to specified restrictions and RSUs represent the right to receive common stock or cash, measured by the value of our common stock, in the future. The grant or vesting of restricted stock or RSUs may be performance-based, time-based or both.

•	Other Share Based or Share-Related Awards. Other share-based or share-related awards that are consistent with the purpose of the Enova LTIP and the interests of Enova are also expected to be permitted under the Enova LTIP.

We will provide information regarding the Enova LTIP that is adopted in an amendment to this information statement.

Retirement and Other Benefits

On July 1, 2012, we established and now sponsor the Enova 401(k), the Enova NQSP, and the Enova SERP, in which our named executive officers and other eligible employees may now participate. We expect to continue utilizing these existing plans following the distribution.

Severance Arrangements for Executives

We expect to enter into executive change-in-control severance and restrictive covenant agreements with each of our executive officers that will specify the payments that our named executive officers are to receive upon separation in connection with or during a specified period following a change-in-control of Enova. These agreements would be designed to promote stability and continuity of senior management. We do not expect to include provisions in these agreements that would require us to make gross-up payments for any excise taxes that may be payable under IRS rules and we intend to include certain covenants, such as confidentiality, noncompetition and nonsolicitation covenants, in our executive change-in-control severance and restrictive covenant agreements. A severance pay plan for executives will provide guidance for severance pay, continued medical and health benefits, payment of accrued but unpaid vacation and paid time off and an allowance for outplacement services for our executive officers following certain terminations not related to a change-in-control.

Compensation Actions Taken in Connection with the Separation and Distribution

In anticipation of the distribution and following approval of the Enova LTIP, we expect the Enova Board of Directors, once in place, to approve grants under the terms and conditions of the plan to each of our executive officers and such grants could include (a) options to purchase shares of Enova common stock, (b) Enova RSU awards, (c) other forms of long-term incentive awards that may be available under the plan, or (d) any combination of the foregoing. These grants will be described in an amendment to this information statement.

2013 Summary Compensation Table

The following table and footnotes discuss the compensation of our named executive officers:

Name and Principal Position	Year	Salary (1)	Bonus (1) (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (1) (4) (5) (6)	All Other Compensation (7)	Total
David A. Fisher (8)	2013	$472,500	$—	$687,189	$641,659	$77,008	$1,878,356
President and Chief Executive Officer (Principal Executive Officer)

Robert S. Clifton	2013	$231,365	$—	$—	$487,753	$79,192	$798,310
Vice President—Chief Financial Officer and Treasurer (Principal Financial Officer)

Alex T. King	2013	$339,673	$287,035	$—	$997,387	$84,701	$1,708,796
Senior Vice President—Operations

Arad Levertov	2013	$273,525	$46,984	$—	$377,978	$54,000	$752,487
Senior Vice President—Operations

Daniel Shteyn (9)	2013	$242,868	$—	$—	$209,124	$57,011	$509,003
Vice President—Operations

Timothy S. Ho (10)	2013	$115,769	$—	$—	$—	$650,504	$766,273
Former President (Former Principal Executive Officer)	2012	428,846	—	—	1,233,122	107,707	1,769,675
	2011	411,539	—	616,634	1,193,033	97,258	2,318,464

(1)	Portions of the amounts in these columns have been deferred under the Enova 401(k) plan or the Enova NQSP for certain of our named executive officers.
(2)	The amount in this column for Mr. King includes $233,334 that vested on December 31, 2013 under his Retention Bonus Agreement and was paid in January 2014. See “—Compensation Discussion and Analysis—2013 Compensation—Retention Bonus Agreement with Mr. King” for additional information. The other amounts in this column are discretionary bonuses based on individual contributions during 2013 and paid in January 2014 as follows: Mr. King: $53,701 and Mr. Levertov: $46,984. See “—Compensation Discussion and Analysis—2013 Compensation—Short-Term Incentive Compensation and Bonuses” for additional information regarding these bonus payments.
(3)	Mr. Fisher’s special one-time RSU grant consisted only of time-based RSUs granted under the Cash America LTIP. The amount shown represents the grant date fair value in compliance with ASC 718, for this RSU award. In accordance with ASC 718, the amount in this column was calculated by multiplying the number of RSUs granted by the closing stock price of Cash America’s common stock on the last trading day preceding the grant date, which was $48.19.
(4)	The 2013 amounts shown in this column reflect payments made in 2014 based on 2013 performance and are detailed in the following table:

Name	2013 Actual STI Paid in 2014 (a)	Paid in 2014 Based on 2013 Performance under the Terms of Performance Units Granted in February 2011 and January 2012 (b)	Paid in 2014 Based on 2013 Performance under the Terms of Performance Units Granted in July 2012 (c)	Paid in 2014 Based on 2013 Performance under the Terms of Performance Units Granted in March 2013 (d)	Total
Mr. Fisher	$523,141	$—	$—	$118,518	$641,659
Mr. Clifton	73,636	340,560	40,943	32,614	487,753
Mr. King	230,411	567,510	98,821	100,645	997,387
Mr. Levertov	164,440	68,112	77,651	67,775	377,978
Mr. Shteyn	77,462	68,112	40,943	22,607	209,124
Mr. Ho	—	—	—	—	—

(a)	Reflects cash awards earned in 2013 and paid in 2014 under the Cash America 2013 STI plans.
(b)	The amount for Mr. Clifton reflects the payment made in 2014 for 50% of the Performance Units granted to Mr. Clifton in January 2012 that vested on January 1, 2014. The amounts for Messrs. King, Levertov and Shteyn reflect the payments made in 2014 for the portion of the Performance Units granted in February 2011 that vested on January 1, 2014 (which is 33 1/3% of the number of Performance Units granted to each executive). The final vesting date for these awards was January 1, 2014. See “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information regarding these Performance Unit grants.
(c)	Reflects payments made in 2014 for the portion of the Performance Units granted in July 2012 that vested on January 1, 2014 (which is 16 2/3% of the number of Performance Units granted to each executive). See “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information regarding this Performance Unit grant.

(d)	Reflects payments made in 2014 for the portion of the Performance Units granted in 2013 that vested on January 1, 2014 (which is 12.5% of the number of Performance Units granted to each executive). See “—Compensation Discussion and Analysis—2013 Compensation —Long-Term Incentive Compensation—Performance Units” for additional information.

(5)	The 2012 amount shown in this column for Mr. Ho reflects payments made in 2013 based on 2012 performance and are detailed in the following schedule:

Name	2012 Actual STI Paid in 2013 (a)	Paid in 2013 Based on 2012 Performance under the Terms of Performance Units Granted in 2011 (b)	Paid in 2013 Based on July— December 2012 Performance under the Terms of Performance Units Granted in July 2012 (c)	Total
Mr. Ho	$315,046	$815,208	$102,868	$1,233,122

(a)	Reflects amount earned in 2012 and paid in 2013 under the Cash America 2012 STI plan.
(b)	Reflects a payment made in 2013 for the portion of the Performance Units granted in February 2011 that vested on January 1, 2013 (which is 33 1/3% of the number of Performance Units granted to Mr. Ho). See “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.
(c)	Reflects a payment made in 2013 for the portion of the Performance Units granted in July 2012 that vested on January 1, 2013 (which is 16 2/3% of the number of Performance Units granted to Mr. Ho in July 2012). See “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.

(6)	The 2011 amount shown in this column for Mr. Ho reflects payments made in 2012 based on 2011 performance and are detailed in the following schedule:

Name	2011 Actual STI Paid in 2012 (a)	Paid in 2012 Based on 2011 Performance under the Terms of Performance Units Granted in 2011 (b)	Total
Mr. Ho	$521,028	$672,005	$1,193,033

(a)	Reflects amount earned in 2011 and paid in 2012 under the Cash America 2011 STI plan.
(b)	Reflects a payment made in 2012 for the portion of the Performance Units granted in February 2011 that vested on January 1, 2012 (which is 33 1/3% of the number of Performance Units granted to Mr. Ho).

(7)	The 2013 amounts shown include the following:

Name	Nonqualified Savings Plan Contributions by Enova	SERP Contributions by Enova (a)	401(k) Contributions by Enova	Canada Retirement Savings Plan Contributions by Enova	Perquisites, Personal Benefits and Other (b)		Total
Mr. Fisher	$—	$49,613	$4,712	$—	$22,683		$77,008
Mr. Clifton	—	13,024	3,825	—	62,343		79,192
Mr. King	6,261	33,350	6,375	—	38,715		84,701
Mr. Levertov	—	15,634	—	—	38,366		54,000
Mr. Shteyn	—	—	—	27,728	29,283		57,011
Mr. Ho	4,395	—	6,375	—	639,734	(c)	650,504

(a)	Includes contributions made by Enova in 2014 that were earned in 2013.
(b)	Consists of supplemental health care and insurance benefits for all of the named executive officers, an auto allowance for all of our named executive officers other than Mr. Fisher and Mr. Ho, allowances for club dues and / or professional financial services for Messrs. Clifton, King, Levertov, and Shteyn, relocation costs paid on behalf of Mr. Clifton (including $7,544 of related tax gross-up), an employee recognition award paid to Mr. Ho (including $5 of related tax gross-up), and amounts paid or payable under Mr. Ho’s Continued Employment and Separation Agreement and the Springleaf Amendment. The amount of supplemental health care and insurance benefits for each of Messrs. Clifton and Levertov is $25,224. Except as noted below with respect to Mr. Ho, none of the other individual amounts exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the applicable named executive officer.
(c)	In addition to Mr. Ho’s supplemental health care and insurance benefits for 2013, this amount includes $595,000 payable to Mr. Ho over the 24-month period following Mr. Ho’s separation and a lump sum payment made in 2013 for Mr. Ho’s accrued and unused paid time off. See “—Compensation Discussion and Analysis—2013 Compensation—Continued Employment and Separation Agreement for Mr. Ho” for additional information.

(8)	Mr. Fisher joined Enova on January 29, 2013.
(9)	Mr. Shteyn’s cash-based Performance Units and $12,000 of Mr. Shteyn’s perquisites were denominated in U.S. dollars. All other payments to Mr. Shteyn were denominated in CAD. All CAD-denominated payments made to Mr. Shteyn have been converted into U.S. dollars at a rate of $0.971470 per CAD, which is the average of the daily exchange rates for each month used to translate the 2013 results of our Canadian operations to U.S. dollars for U.S. financial reporting.
(10)	Mr. Ho left Enova on March 29, 2013.

Grants of Plan-based Awards for 2013

The following table provides information about the equity and non-equity awards made to our named executive officers under the Cash America LTIP and our STI plans during 2013.

Name	Grant Date		Performance Units Granted (#)	Estimated Possible Payouts under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	Grant Date Fair Value of Stock and Option Awards ($) (2)
				Threshold ($)	Target ($)	Maximum ($)
David A. Fisher	2/14/13	(3)	—	$272,659	$363,545	$727,090	—	—
	3/28/13	(4)	13,668	$66,537	$787,500	$2,362,500	—	—
	1/29/13		—	—	—	—	14,260	$687,189

Robert S. Clifton	2/14/13	(3)	—	—	$69,548	$278,192	—	—
	3/28/13	(4)	3,445	$16,544	$198,475	$595,425	—	—

Alex T. King	2/14/13	(3)	—	—	$161,039	$644,156	—	—
	3/28/13	(4)	10,631	$51,052	$612,500	$1,837,500	—	—

Arad Levertov	2/14/13	(3)	—	—	$82,093	$328,372	—	—
	3/28/13	(4)	7,159	$34,379	$412,500	$1,237,500	—	—

Daniel Shteyn	2/14/13	(3)	—	—	$72,861	$291,444	—	—
	3/28/13	(4)	2,388	$11,468	$137,602	$412,806	—	—

Timothy S. Ho (5)	—		—	—	—	—	—	—

(1)	A time-based RSU award was made to Mr. Fisher under the Cash America LTIP in 2013. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Restricted Stock Units,” for further information.
(2)	The amount shown represents the grant date fair value in compliance with ASC 718 for RSU awards that were granted under the Cash America LTIP. In accordance with ASC 718, the grant date fair value is based on the closing stock price of Cash America common stock on the last trading day before the grant date, which was $48.19 for the RSUs granted to Mr. Fisher.
(3)	The amounts shown represent potential cash-based payments under our 2013 STI plans. See “—Compensation Discussion and Analysis—2013 Compensation—Short-Term Incentive Compensation and Bonuses” for additional information regarding our 2013 STI plans, including a description of the Earnings Threshold and Earnings Target under the plans covering our named executive officers. The threshold amount shown for Mr. Fisher represents 75% of his 2013 STI Target Award in accordance with the Fisher Letter Agreement. The actual payments that our named executive officers received under the Cash America 2013 STI plans are included in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table. Mr. Shteyn’s 2013 STI award was denominated in CAD and has been converted into U.S. dollars at a rate of $0.971470 per CAD, as described in footnote 9 of the Summary Compensation Table.
(4)	Represent grants of cash-based Performance Units made during 2013 under the Cash America LTIP. The threshold values were not specified in the Performance Unit award agreements, but the E-Commerce Division must achieve the EBITDA Growth Requirement through each applicable vesting date for any portion of the awards to vest on that date. The threshold amounts represent the minimum amount that would be paid to each named executive officer if the minimum EBITDA Growth Requirement that is required for vesting were achieved only as of the first vesting date of the award. The targeted value assumes target performance over the three-year term of the grant, and the maximum amount that may be paid under these Performance Unit grants is 300% of the target amount. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Performance Units” for additional information regarding these Performance Units. The actual payments that our named executive officers received in February 2014 for the portion of their 2013 Performance Unit awards that vested on January 1, 2014 is included in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.
(5)	Mr. Ho left Enova on March 29, 2013 and did not participate in the 2013 Cash America STI plan or receive grants under the Cash America LTIP during 2013.

Outstanding Equity Awards at 2013 Year End

The following table provides information on our named executive officers’ holdings of unvested RSUs of Cash America as of December 31, 2013. All shares refer to shares of Cash America common stock.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)
David A. Fisher	14,260	$546,158
Robert S. Clifton	—	—
Alex T. King	—	—
Arad Levertov	—	—
Daniel Shteyn	—	—
Timothy S. Ho (3)	—	—

(1)	Includes a grant of time-based RSUs to Mr. Fisher on January 29, 2013 under the Cash America LTIP that will become 100% vested on the earlier of January 29, 2015 or the date, if ever, that Enova’s stock becomes publicly traded. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Restricted Stock Units” for additional information regarding Mr. Fisher’s RSU grant in 2013.
(2)	The market value of the unvested RSUs is based on the closing price of Cash America’s common stock as of December 30, 2013, which was $38.30.
(3)	Mr. Ho’s unvested RSUs, all of which were granted on January 26, 2011, were forfeited when he left Enova on March 29, 2013. The number forfeited consisted of 4,663 time-based RSUs and a maximum of 6,219 performance-based RSUs.

Option Exercises and Stock Vested in 2011

The following table provides information on the aggregate number of shares acquired in 2013 upon the vesting of RSUs and the value realized, each before payment of any applicable withholding tax and broker commissions. All shares refer to shares of Cash America common stock.

Stock Awards
Name	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting (2)
David A. Fisher	—	—
Robert S. Clifton	—	—
Alex T. King	—	—
Arad Levertov	—	—
Daniel Shteyn	—	—
Timothy S. Ho	2,333	$112,474

(1)	Reflects the number of shares acquired by Mr. Ho in 2013 upon the vesting on January 31, 2013 of time-based RSUs that were granted on January 26, 2011 under the Cash America LTIP.
(2)	Value reflects the closing price of Cash America common stock on the last trading day preceding the vesting date.

Nonqualified Deferred Compensation for 2013

The following table shows compensation deferred by each named executive officer under the Enova NQSP and the Enova SERP and, with respect to Mr. Clifton, amounts previously deferred under the Cash America Nonqualified Savings Plan, or the Cash America NQSP. Additional information about the Enova NQSP and the Enova SERP is included under “—Compensation Discussion and Analysis—2013 Compensation—Retirement and Other Benefits.”

Name	Plan	Executive Contributions in 2013 (1)	Company Contributions in 2013 (2)	Aggregate Earnings in 2013 (3)	Aggregate Withdrawals/ Distributions (4)	Aggregate Balance at 12/31/2013 (5) (6)
David A. Fisher	Enova NQSP	$—	$—	$—	$—	$—
	Enova SERP	—	49,613	—	—	49,613

Robert S. Clifton	Enova NQSP and Cash America NQSP	—	—	11,304	44,398	54,045
	Enova SERP	—	13,024	1,976	—	25,329

Alex T. King	Enova NQSP	25,271	6,261	17,003	—	96,318
	Enova SERP	—	33,350	21,369	—	145,294

Arad Levertov	Enova NQSP	—	—	—	—	—
	Enova SERP	—	15,634	2,543	—	31,494

Daniel Shteyn (7)	Enova NQSP	—	—	—	—	—
	Enova SERP	—	—	—	—	—

Timothy S. Ho (8)	Enova NQSP	21,541	4,395	6,494	189,760	—
	Enova SERP	—	—	12,574	318,914	—

(1)	All executive contributions to the Enova NQSP described in this column are included within amounts reported in the “Salary” and “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table for 2013.
(2)	All Company contributions to the Enova NQSP and the Enova SERP described in this column are included within the “All Other Compensation” column of the Summary Compensation Table for 2013. The contributions to the Enova SERP specified in this column reflect the contributions that were earned in 2013 and made in February 2014.
(3)	The amounts in this column, which are not included in the Summary Compensation Table, reflect the rate of return on hypothetical investments that each named executive officer has selected for his Enova NQSP and Enova SERP accounts from an array of investment options that may be changed by the participant in each plan at any time and that generally mirrors the funds in the Enova 401(k) plan, except investments in Cash America common stock are not available under the Enova NQSP or the Enova SERP. The 2013 annual rates of return for the investment options available for all or most of the calendar year ended December 31, 2013, as reported by the record keeper of the plans, were as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
PIMCO Total Return Admin	(2.17)%	Artisan Mid Cap Inv	37.39%
Oakmark Equity & Income 1	24.25	T. Rowe Price Small Cap Value	32.74
BlackRock Equity Dividend A	24.35	Thornburg International Value R5	15.63
Fidelity Spartan 500 Index Advantage	32.33	Vanguard Money Market	0.02
Harbor Capital Appreciation Adm.	37.30

On December 18, 2013 two of the investment options available under the Enova NQSP and the Enova SERP were replaced. The BlackRock Equity Dividend A fund was replaced with the Invesco Comstock fund and the Thornburg International Value R5 fund was replaced with the Oakmark International fund. The 2013 annual rates of return for the replacement investment options, as reported by the record keeper of the plans, were as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
Invesco Comstock	35.24%	Oakmark International	29.34%

(4)	The amount shown for Mr. Clifton represents a distribution from the Cash America NQSP. Mr. Clifton previously was employed by Cash America and participated in the Cash America NQSP until he left Cash America in July 2010. He had elected to receive a portion of his Cash America NQSP account balance in annual installments following his separation from service. As required by tax regulations, that election remained in effect after Mr. Clifton joined Enova in December 2011.
(5)	Includes the 2013 Enova SERP contributions shown under the “Company Contributions in 2013” column that were made in February 2014 for the named executive officers that were employed as of December 31, 2013.
(6)	Mr. Fisher was not vested in any portion of his Enova SERP balance at December 31, 2013. Messrs. Clifton and King were fully vested in their Enova NQSP and Enova SERP balances at December 31, 2013. The vested portion of Mr. Levertov’s Enova SERP balance at December 31, 2013 was $25,195.
(7)	Mr. Shteyn does not participate in the Enova NQSP or the Enova SERP.
(8)	Mr. Ho was fully vested when he left Enova on March 29, 2013.

Potential Payments upon Termination or Change-in-Control

Payments Made Upon Resignation, Retirement, Termination, Death or Disability

Severance Pay Plan for Executives. While severance agreements are generally handled on a case-by-case basis and are subject to the discretion of Cash America’s Chief Executive Officer and the Cash America Compensation Committee, Cash America’s Severance Pay Plan for Executives provides compensation guidance in the case of an involuntary termination of our officers. Under Cash America’s Severance Pay Plan for Executives each of our named executive officers could receive severance pay or benefits if his employment is involuntarily terminated due to restructuring, job elimination or other circumstances that Cash America determines warrant the provision of severance benefits. Upon termination of employment for any of these reasons, if the executive agrees to a general release of Cash America and its affiliates related to employment claims arising from the termination and a promise to comply with confidentiality, noncompetition and/or nonsolicitation provisions, the executive generally will be entitled to severance pay equal to the number of months of base salary and payable over the period reflected in the table below:

Years of Employment	Vice President	Senior Vice President	President or CEO of a Division of Cash America
1 but less than 5	4 months	6 months	12 months
5 but less than 10	6 months	9 months	18 months
10 but less than 15	9 months	12 months	24 months
15 or more	12 months	18 months	24 months

In addition, each executive receives:

•	Continued medical and health care benefits for the shorter of the period set forth in the table above or the period during which the former executive is covered by COBRA, with our continuing to pay the portion of COBRA premiums that exceed the portion of health care premiums that current employees are required to pay, or Employer COBRA Premiums, and for the costs of supplemental health care benefits in excess of the amount current executives are required to pay, or Employer Supplemental Executive Health Care Premiums; and

•	A lump sum equal to all accrued but unpaid vacation and paid time off.

Other benefits and perquisites would cease on the officer’s termination date.

Regardless of whether a named executive officer’s employment terminates due to retirement, resignation, involuntary termination, death or disability, he is entitled to receive amounts earned during his term of employment. Such amounts include: unpaid non-equity incentive compensation earned during the previous year under the STI plan; vested grants under the Cash America LTIP or any previous incentive plan; and vested contributions and earnings under the Enova 401(k) plan, the Enova NQSP and the Enova SERP. In addition, if the named executive officer dies, his estate would receive payments under the group life insurance plan.

Each named executive officer would forfeit any unvested RSUs or cash-based Performance Units granted under the Cash America LTIP upon his resignation, retirement or any termination, including by reason of his disability or death, except as described below for terminations during specified periods following a change-in-control. In addition, for vesting under Mr. Fisher’s 2013 grant of cash-based Performance Units, Mr. Fisher’s employment will be treated as continuing through the final January 1, 2016 vesting date if he voluntarily terminates his employment between February 1, 2015 and December 31, 2015 and meets certain notice requirements. Under the Cash America LTIP the Cash America Compensation Committee has the discretion to amend an award agreement so as to allow for vesting of unvested RSUs, unless such amendment would (a) adversely affect the rights of the holder of such award without such holder’s consent, (b) cause the award to cease to qualify, if applicable, for an exemption under Code Section 162(m) or (c) cause the recipient to become subject to tax under Code Section 409A(a)(1).

In all cases we have complete discretionary authority to award greater or lesser amounts of severance pay and benefits.

Retention Bonus Agreement with Mr. King.

Under the Retention Bonus Agreement, Mr. King is entitled to receive any unvested portion of his retention bonuses if he (i) is involuntarily terminated without cause, (ii) voluntarily terminates his employment for good reason (including a reduction in his duties or compensation or certain changes in his place of employment), (iii) dies or (iv) becomes disabled prior to the applicable vesting date for that portion of the retention bonus. See “—Compensation Discussion and Analysis—2013 Compensation—Retention Bonus Agreement with Mr. King” for additional information.

Payments made Upon a Change-in-Control

Cash America’s Executive Change-in-Control Severance Agreements with Cash America’s named executive officers other than its chief executive officer, including Mr. Fisher, specify the payments that Cash America’s named executive officers are to receive if they are terminated in connection with or during a specified period following a change-in-control.

Cash America’s Executive Change-in-Control Severance Agreements.

Cash America’s Executive Change-in-Control Severance Agreement with Mr. Fisher provides that if, within 24 months after a “change-in-control” of Cash America, Cash America terminates Mr. Fisher without cause or if Mr. Fisher voluntarily terminates his employment with good reason (including a reduction in his duties or compensation or relocation of place of employment), then Mr. Fisher will be entitled to:

•	earned and unpaid salary;

•	a pro-rated portion of the target annual bonus (or short-term incentive compensation) under the existing bonus (or short-term incentive compensation) plan based on the number of months employed during the year;

•	a lump sum equal to all accrued but unpaid vacation and paid time off;

•	a lump sum equal to two times the higher of Mr. Fisher’s annual rate of base salary on the date of termination or on the date of change-in-control;

•	a lump sum equal to two times the greater of (i) the target bonus (or short-term incentive compensation) for the year, or (ii) the actual bonus (or short-term incentive compensation) for the preceding year;

•	immediate vesting of any outstanding unvested cash-based and equity-based long-term incentive awards with the amount paid with respect to (i) cash-based awards to be equal to the greater of (A) the amount calculated under the award agreement based on the higher of the target or the actual achievement of the performance goals or (B) the amount to which Mr. Fisher would be entitled under the provisions of the award agreement, and (ii) performance-based equity awards to be equal to the maximum amount available under each award;

•	continued medical and health care benefits for 24 months, consisting of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly Employer Supplemental Executive Health Care Premium, paid in a lump sum; and

•	executive placement services from an executive search/placement firm of up to $50,000.

Certain payments under Cash America’s Executive Change-in-Control Severance Agreements will be delayed for six months if required by Code Section 409A of the Internal Revenue Code. In addition, Cash America’s Executive Change-in-Control Severance Agreements provide that a change-in-control is deemed to occur under the circumstances described below under “Change-in-Control Definitions.”

Accelerated Vesting of Awards under the Cash America Long-Term Incentive Plan.

The agreements relating to the RSUs granted under the Cash America LTIP provide that the vesting and payment of RSUs would be accelerated if there is a change-in-control. The agreements related to the cash-based Performance Units granted under the Cash America LTIP provide that accelerated vesting and payment of the Performance Units that are scheduled to vest within twelve months of the change-in-control would be accelerated if there is a change-in-control, provided that the CAGR growth requirements under the award agreements are met as of the date of the change-in-control. In addition, the agreements related to the cash-based Performance Units granted in July 2012 provide for accelerated vesting and payment (subject to CAGR requirements) of the outstanding portion of the July 2012 awards for which the payment value is based on performance through a year ending before the date of the change-in-control.

Accelerated Vesting under the Enova SERP and the Enova NQSP. The Enova SERP provides that the vesting under the Enova SERP would be accelerated if there is a change-in-control or if the executive’s employment is terminated as a result of his job being abolished. The Enova NQSP provides that the vesting of the unvested portion of Enova’s matching amounts contributed to a named executive officer’s Enova NQSP account would accelerate in the event of a change-in-control or if the executive’s employment is terminated as a result of death or disability or of his job being abolished.

Change-in-Control Definitions.

Cash America’s Change-in-Control Severance Agreement with Mr. Fisher and the RSU awards and Performance Unit awards granted under the Cash America LTIP each provide that a change-in-control is deemed to occur:

•	if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

•	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 35% of the total voting power;

•	if, during any 12-month period, a majority of the Cash America directors at the beginning of such period are replaced, other than in specific circumstances; or

•	if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 50% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

The Enova SERP and the Enova NQSP both provide that a change-in-control is deemed to occur:

•	if any person or group acquires ownership of Enova stock that, together with all of Enova’s other stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of Enova stock;

•	if, during any 12-month period, any person or group acquires ownership of Enova stock with at least 30% of the total voting power;

•	if, during any 12-month period, a majority of the Enova directors at the beginning of such period are replaced, other than in specific circumstances; or

•	if, during any 12-month period, any person or group acquires Enova’s assets with an aggregate fair market value of at least 40% of the fair market value of all of Enova’s gross assets immediately prior to such acquisition or acquisitions. Cash America’s change in ownership of our stock, through a public offering or otherwise, is not considered a change-in-control under the Enova SERP or the Enova NQSP.

Distribution of Nonqualified Deferred Compensation

Our named executive officers are entitled to receive the vested amounts in their accounts under the Enova NQSP and the Enova SERP if their employment with us and with Cash America terminates. The last column in the Nonqualified Deferred Compensation Table reports each named executive officer’s aggregate balance at December 31, 2013 under each plan. All of our named executive officers except for Mr. Fisher and Mr. Levertov were fully vested in their Enova SERP balances at December 31, 2013. Mr. Levertov’s vested Enova SERP balance is shown in footnote 6 of the Nonqualified Deferred Compensation Table. Mr. Fisher was not vested in any of his Enova SERP balance at December 31, 2013. All of our named executive officers who had balances in the Enova NQSP at December 31, 2013 were fully vested. The account balances continue to be credited with increases or decreases reflecting changes in the value of the investments against which the account balances are calculated, and to accrue interest income or dividend payments, as applicable, between the termination event and the date distributions are made. Therefore, amounts that the named executive officer would actually receive would differ from those shown in the Nonqualified Deferred Compensation Table or, in Mr. Levertov’s case, in footnote 6 to the Nonqualified Deferred Compensation Table.

Potential Payments

The following tables and disclosures show potential payments to our named executive officers, except Mr. Ho, under Cash America’s or our existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment, assuming a December 31, 2013 termination date and, where applicable, using the closing price of Cash America’s common stock of $38.30 (as reported on the NYSE as of December 31, 2013), and assuming that the applicable named executive officers had met requirements under our or Cash America’s incentive compensation plans that the executive be employed as of year-end to receive benefits relating to the year. As of December 31, 2013, each executive had received all of the base salary earned during 2013, except for the portion earned in the final payroll period that began in 2013 and ended in 2014.

Mr. Ho left Enova on March 29, 2013. See “2013 Compensation—Continued Employment and Separation Agreement for Mr. Ho” and the Summary Compensation Table for information regarding amounts paid to Mr. Ho in connection with his separation from Enova.

David A. Fisher

	Retirement, Death or Disability		Involuntary Termination Other than for Cause (1)			Involuntary Termination Other than for Cause/ Voluntary Termination with Good Reason Following a Change-in- Control
Severance	$—		$			$1,777,090	(2)
Short-term incentive compensation	523,141	(3)		523,141	(3)	363,545	(4)
Accelerated vesting of Cash America LTIP RSU awards	—			—		546,158	(5)
Accelerated vesting of Cash America LTIP Performance Unit Awards	—			—		948,144	(6)
Accelerated vesting of SERP balance	—			—		49,613	(7)
Continued health benefits	—			—		70,145	(8)
Accrued & unused paid time off	42,404	(9)(10)		42,404	(9)	42,404	(9)
Outplacement benefits	—			—		50,000

Total	$565,545			$565,545		$3,847,099

(1)	Mr. Fisher was employed for less than one year as of December 31, 2013 and would not have been eligible for payments under our Severance Pay Plan for Executives if his employment had been involuntarily terminated on that date.
(2)	This amount is (a) two times Mr. Fisher’s base salary as of December 31, 2013 and (b) two times his target STI award that would be payable under the terms of Cash America’s 2013 STI plan. To be paid as a lump sum.
(3)	This amount is the actual 2013 STI award paid to Mr. Fisher.
(4)	This amount is the target award under the 2013 STI plan.
(5)	Includes all unvested time-based RSUs.
(6)	This is the value, based on the actual performance of the e-commerce segment, as of December 31, 2013, of all unvested 13,668 cash-based Performance Units granted to Mr. Fisher under the Cash America LTIP during 2013.
(7)	Represents the unvested portion of Mr. Fisher’s Enova SERP balance at December 31, 2013.
(8)	Consists of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly Employer Supplemental Executive Health Care Premium, paid in a lump sum.
(9)	Calculated based on Mr. Fisher’s salary at December 31, 2013. Assumes none of Mr. Fisher’s 168 hours of accrued paid time off available for the 2013 year had been used.
(10)	Under certain circumstances, the state where Mr. Fisher is employed requires payment of accrued and unused vacation.

Robert S. Clifton

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change- in- Control		Voluntary Termination Following a Change- in-Control
Severance	$—		$77,833	(1)	$77,833	(1)	$—
Short-term incentive compensation	73,636	(2)	73,636	(2)	73,636	(2)	73,636	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		486,469	(3)	486,469	(3)
Continued health benefits	—		11,864	(4)	11,864	(4)	—
Accrued & unused paid time off	18,860	(5)(6)	18,860	(5)	18,860	(5)	18,860	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$92,496		$182,193		$668,662		$578,965

(1)	Includes four months base salary payable over a four-month period following termination.
(2)	This amount is the actual 2013 STI award paid to Mr. Clifton.
(3)	This is the value as of December 31, 2013 of (a) 2,500 cash-based Performance Units granted to Mr. Clifton on January 25, 2012; (b) 1,451 cash-based Performance Units granted to Mr. Clifton on July 25, 2012 and (c) 431 cash-based Performance Units granted to Mr. Clifton during 2013, all of which were granted under the Cash America LTIP. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Performance Units” and “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.
(4)	Consists of Employer COBRA Premiums to be paid over a four-month period and Employer Supplemental Executive Health Care Premiums to be paid over a four-month period.
(5)	Calculated based on Mr. Clifton’s salary at December 31, 2013. Assumes none of Mr. Clifton’s 168 hours of accrued paid time off available for the 2013 year had been used.
(6)	Under certain circumstances, the state where Mr. Clifton is employed requires payment of accrued and unused vacation.

Alex T. King

	Resignation or Retirement		Death, Disability or Voluntary Termination with Good Reason		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in- Control		Voluntary Termination with Good Reason Following a Change-in- Control		Voluntary Termination Following a Change-in- Control
Severance	$—		—		$262,500	(1)	$262,500	(1)	$—		$—
Short-term incentive compensation	284,112	(2)	284,112	(2)	284,112	(2)	284,112	(2)	284,112	(2)	284,112	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		—		941,609	(3)	941,609	(3)	941,609	(3)
Continued health benefits	—		—		26,499	(4)	26,499	(4)	—		—
Accrued & unused paid time off	28,269	(5)(6)	28,269	(5)	28,269	(5)	28,269	(5)	28,269	(5)	28,269	(5)
Outplacement benefits	—		—		—		—		—		—
Retention bonus	233,334	(7)	700,000	(8)	700,000	(8)	700,000	(8)	700,000	(8)	233,334	(7)

Total	$545,715		$1,012,381		$1,301,380		$2,242,989		$1,953,990		$1,487,324

(1)	Includes nine months base salary payable over a nine-month period following termination.
(2)	This amount is the actual 2013 STI award and discretionary bonus paid to Mr. King.
(3)	This is the value as of December 31, 2013 of (a) 4,166 cash-based Performance Units granted to Mr. King during 2011; (b) 3,501 cash-based Performance Units granted to Mr. King during 2012 and (c) 1,329 cash-based Performance Units granted to Mr. King during 2013, all of which were granted under the Cash America LTIP. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Performance Units” and “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.
(4)	Consists of Employer COBRA Premiums to be paid over a nine-month period and Employer Supplemental Executive Health Care Premiums to be paid over a nine-month period.
(5)	Calculated based on Mr. King’s salary at December 31, 2013. Assumes none of Mr. King’s 168 hours of accrued paid time off available for the 2013 year had been used.
(6)	Under certain circumstances, the state where Mr. King is employed requires payment of accrued and unused vacation.
(7)	This amount is the portion of Mr. King’s retention bonus that actually vested on December 31, 2013 under the terms of Mr. King’s Retention Bonus Agreement.
(8)	Includes $466,000 of Mr. King’s retention bonus for which payment would be accelerated under the terms of the Retention Bonus Agreement.

Arad Levertov

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change- in-Control		Voluntary Termination Following a Change- in-Control
Severance	$—		$91,667	(1)	$91,667	(1)	$—
Short-term incentive compensation	211,424	(2)	211,424	(2)	211,424	(2)	211,424	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		350,761	(3)	350,761	(3)
Continued health benefits	—		11,864	(4)	11,864	(4)	—
Accrued & unused paid time off	22,212	(5)(6)	22,212	(5)	22,212	(5)	22,212	(5)
Outplacement benefits	—		—		—		—
Accelerated vesting of SERP balance	—		—		6,299	(7)	6,299	(7)

Total	$233,636		$337,167		$694,227		$590,696

(1)	Includes four months base salary payable over a four-month period following termination. Mr. Levertov was Vice President—Operations as of December 31, 2013.
(2)	This amount is the actual 2013 STI award and discretionary bonus paid to Mr. Levertov.
(3)	This is the value as of December 31, 2013 of (a) 500 cash-based Performance Units granted to Mr. Levertov during 2011; (b) 2,751 cash-based Performance Units granted to Mr. Levertov during 2012 and (c) 895 cash-based Performance Units granted to Mr. Levertov during 2013, all of which were granted under the Cash America LTIP. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Performance Units” and “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.
(4)	Consists of Employer COBRA Premiums to be paid over a four-month period and Employer Supplemental Executive Health Care Premiums to be paid over a four-month period.
(5)	Calculated based on Mr. Levertov’s salary at December 31, 2013. Assumes none of Mr. Levertov’s 168 hours of accrued paid time off available for the 2013 year had been used.
(6)	Under certain circumstances, the state where Mr. Levertov is employed requires payment of accrued and unused vacation.
(7)	Represents the unvested portion of Mr. Levertov’s Enova SERP balance at December 31, 2013.

Daniel Shteyn

	Resignation, Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change- in-Control		Voluntary Termination Following a Change- in-Control
Severance (7)	$—		$80,956	(1)	$80,956	(1)	$—
Short-term incentive compensation (7)	77,462	(2)	77,462	(2)	77,462	(2)	77,462	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of Cash America LTIP Performance Unit Awards	—		—		204,014	(3)	204,014	(3)
Continued health benefits (7)	—		1,967	(4)	1,967	(4)	—
Accrued & unused paid time off (7)	19,616	(5)(6)	19,616	(5)	19,616	(5)	19,616	(5)
Outplacement benefits	—		—		—		—

Total	$97,078		$180,001		$384,015		$301,092

(1)	Includes four months base salary payable over a four-month period following termination.
(2)	This amount is the actual 2013 STI award paid to Mr. Shteyn.
(3)	This is the value as of December 31, 2013 of (a) 500 cash-based Performance Units granted to Mr. Shteyn during 2011; (b) 1,451 cash-based Performance Units granted to Mr. Shteyn during 2012 and (c) 298 cash-based Performance Units granted to Mr. Shteyn during 2013, all of which were granted under the Cash America LTIP. See “—Compensation Discussion and Analysis—2013 Compensation—Long-Term Incentive Compensation—Performance Units” and “—Compensation Discussion and Analysis—Compensation Prior to 2013” for additional information.
(4)	Consists of Employer Supplemental Executive Health Care Premiums to be paid over a four-month period.
(5)	Calculated based on Mr. Shteyn’s salary at December 31, 2013. Assumes none of Mr. Shteyn’s 168 hours of accrued paid time off available for the 2013 year had been used.
(6)	Under certain circumstances, the state where Mr. Shteyn is employed while in the U.S. requires payment of accrued and unused vacation.
(7)	These amounts are denominated in CAD and have been converted into U.S. dollars at a rate of $0.971470 per CAD, as described in footnote 9 of the Summary Compensation Table.

RECENT SALES OF UNREGISTERED SECURITIES

On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., in exchange for 33 million shares of our common stock pursuant to Section 4(2) of the Securities Act. We did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering.

On May 30, 2014, we issued and sold the Notes. The Notes bear interest at a rate of 9.75% and were sold at a discount of the principal amount thereof to yield 10.0% to maturity. The Notes were sold to Jefferies LLC, as initial purchaser. The notes were resold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. See “Financing Arrangements—Senior Notes” for additional information regarding the Notes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are owned by Cash America. Immediately after the distribution, Cash America will retain 20 percent of our outstanding common stock. For a description of certain voting arrangements relating to the shares of our common stock retained by Cash America, see “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Stockholder’s and Registration Rights Agreement” included elsewhere in this information statement. The following table provides information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (1) each stockholder who is expected to be a beneficial owner of more than 5 percent of our outstanding common stock based on publicly available information, (2) each of our directors, (3) each executive officer named in the Summary Compensation Table and (4) all of our executive officers and directors as a group. Except as otherwise noted above or in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors and executive officers own Cash America common stock as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of Cash America common stock. The mailing address for each of the directors and executive officers listed below is 200 W. Jackson Blvd., Suite 2400, Chicago, Illinois 60606.

We have based the percentages below on each person’s beneficial ownership of Cash America common stock as of [—], 2014 unless we indicate some other basis for the share amounts. We estimate that, based on the [—] shares of Cash America common stock outstanding as of [—], 2014, based on the distribution of 80 percent of our common stock and applying the distribution ratio, we will have approximately 33,000,000 shares of common stock outstanding immediately after the distribution.

Principal Stockholders and Address	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding
Cash America International, Inc. 1600 W. 7th Street Fort Worth, TX 76102

Daniel R. Feehan

David A. Fisher

Alex T. King

Arad Levertov

Robert S. Clifton

Daniel Shteyn

All directors and executive officers as a group

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see the forms of our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement of which this information statement is a part. The following information assumes the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State.

Our authorized capital stock consists of 275,000,000 shares, with a par value of $0.00001 per share, of which:

•	250,000,000 shares are designated as common stock; and

•	25,000,000 shares are designed as preferred stock.

As of [—], 2014, there were outstanding 33,000,000 shares of our common stock, all held by Cash America.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends. See “Dividend Policy” for additional information. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

After the completion of the distribution, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by our stockholders, to issue from time to time up to 25,000,000 shares of preferred stock in one or more series. Our Board of Directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control.

Registration Rights

After the completion of the distribution, Cash America will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a stockholder’s and registration rights agreement between us and Cash America. See “Certain Relationships and Related-Party Transactions—Agreements Between Us and Cash America—Stockholder’s and Registration Rights Agreement.”

Anti-Takeover Provisions

We expect our certificate of incorporation and our bylaws which will be in effect upon the completion of the distribution, will contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder’s approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, as discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

No Stockholder Action by Written Consent

Our certificate of incorporation will provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Special Meetings of Stockholders

Our bylaws will provide that special meetings of stockholders may be called only by a majority of our Board of Directors, the Chairman of our Board of Directors, our President or our Secretary. Stockholders may not call special meetings.

Advance Notice of Nominations and Proposals

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Filling of Board Vacancies

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board of Directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board of Directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board of Directors to influence our board’s decision regarding a takeover.

Amendment of our Governing Documents

Our certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding is required to amend certain provisions of the certificate of incorporation, including those relating to the voting rights of stockholders, the number and classification of the Board of Directors, indemnification of our Board of Directors, term and removal of directors, the calling of special meetings of stockholders, the limitation on stockholders to act by written consent and exclusive venue for specified disputes. Our certificate of incorporation will also provide that the affirmative vote of holders of at least 80 percent of the voting power of the voting stock then outstanding will be required to amend certain provisions of our bylaws. Our certificate of incorporation will also confer upon our Board of Directors the right to amend our bylaws.

Exclusive Forum

Our certificate of incorporation will provide that, unless our Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine.

Section 203 of the Delaware General Corporation Law

In general, Section 203 of the DGCL, referred to as Section 203, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

While a Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders, we have not elected to opt out of Section 203.

Anti-Takeover Effect

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Limitation on Liability of Directors, Indemnification of Directors and Officers, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our certificate of incorporation will include such an exculpation provision. Our certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our company or our stockholders

•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

•	Any transaction from which the director derived an improper personal benefit

Additionally, Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise. Our certificate of incorporation and bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard will be applicable in the case of derivative actions, except that indemnification will only extend to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval will be required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We also intend to obtain insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance will provide coverage, subject to its terms and conditions, if the company is unable to (e.g., due to bankruptcy) or unwilling to indemnify the directors and officers for a covered act.

Exchange Listing

We plan to apply to list our common stock on the New York Stock Exchange under the symbol “ENVA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare. The transfer agent’s address is:

Computershare

211 Quality Circle

Suite 210

College Station, TX 77845

            -or-

P.O. Box 30170

College Station, TX 77842-3170

(800) 546-5141 or (201) 680-6578

DELIVERY OF INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for information statements with respect to two or more stockholders sharing the same address by delivery of a single information statement to those stockholders. This process, known as “householding,” is intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. Unless contrary instructions from one or more stockholders sharing an address have been received, only one copy of this information statement will be delivered to those multiple stockholders sharing an address.

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the information statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address, telephone number or e-mail address provided below. Any stockholder who currently receives multiple copies of the information statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address, telephone number or e-mail address provided below. Additionally, we will deliver, promptly upon written or oral request directed to the address, telephone number or e-mail address below, a separate copy of this information statement to any stockholders sharing an address to which only one copy was mailed.

Enova International, Inc.

Attention: Investor Relations

200 W. Jackson Blvd., Suite 2400

Chicago, Illinois 60606

[—]@enova.com

(312) 568-4200

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Cash America shareholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For additional information relating to our company and to the separation and the distribution, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable contract or document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

Following the distribution, we plan to make our filings with the SEC available free of charge on our website at www.enova.com and to provide our filings free of charge upon written request to our Investor Relations department at Enova International, Inc., Attention: Investor Relations, 200 West Jackson Blvd., Chicago, IL 60606.

The information contained on or accessible from our websites is not incorporated by reference into this information statement, and you should not consider information on our websites as part of this information statement.

No person is authorized to give any information or to make any representations or warranties with respect to the matters described in this information statement other than those contained in this information statement and, if given or made, such information or representation or warranty must not be relied upon as having been authorized by us or by Cash America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cash America International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Enova International, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

April 30, 2014

ENOVA INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	DECEMBER 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$47,480	$37,548
Consumer loans, net	303,467	228,390
Prepaid expenses and other assets	8,686	10,860
Deferred tax assets	30,914	31,990

Total current assets	390,547	308,788
Property and equipment, net	39,405	41,759
Goodwill	255,869	255,875
Intangible assets, net	45	168
Other assets	6,286	6,278

Total Assets	$692,152	$612,868

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$49,614	$47,720

Total current liabilities	49,614	47,720
Deferred tax liabilities	45,306	39,843
Other liabilities	51	—
Affiliate line of credit	424,133	427,889

Total Liabilities	$519,104	$515,452

Commitments and Contingencies
Stockholder’s Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized, 33,000,000 shares issued and outstanding	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—
Retained earnings	169,947	96,682
Accumulated other comprehensive income	3,101	734

Total Stockholder’s Equity	173,048	97,416

Total Liabilities and Stockholder’s Equity	$692,152	$612,868

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenue	$765,323	$660,928	$480,340
Cost of Revenue	315,052	288,474	201,687

Gross Profit	450,271	372,454	278,653

Expenses
Marketing	135,336	108,810	73,329
Operations and technology	70,776	63,505	52,371
General and administrative	84,420	72,690	65,401
Depreciation and amortization	17,143	13,272	11,263

Total Expenses	307,675	258,277	202,364

Income from Operations	142,596	114,177	76,289
Affiliate interest expense	(19,788)	(20,996)	(17,420)
Foreign currency transaction loss	(1,176)	(342)	(487)

Income before Income Taxes	121,632	92,839	58,382
Provision for income taxes	43,594	33,967	21,350

Net Income	$78,038	$58,872	$37,032

Earnings per share
Earnings per common share, basic and diluted	$2.36	$1.78	$1.12
Weighted average shares outstanding, basic and diluted	33,000	33,000	33,000

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Net Income	$78,038	$58,872	$37,032
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss) (1)	2,367	1,487	(547)

Total other comprehensive income (loss), net of tax	2,367	1,487	(547)

Comprehensive Income	$80,405	$60,359	$36,485

(1)	Net of tax (provision) benefit of $(1,322), $(836) and $305 for the years ended December 31, 2013, 2012 and 2011, respectively.

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(amounts in thousands)

	COMMON STOCK		RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDER’S EQUITY
	SHARES	AMOUNT
Balance at December 31, 2010	33,000	$—	$79,783	$(206)	$79,577
Net equity transactions with parent			787	—	787
Net income			37,032	—	37,032
Dividends paid to Cash America ($2.27 per share)			(75,000)	—	(75,000)
Foreign currency translation loss, net of tax			—	(547)	(547)

Balance at December 31, 2011	33,000	—	42,602	(753)	41,849
Net equity transactions with parent			(4,792)	—	(4,792)
Net income			58,872	—	58,872
Foreign currency translation gain, net of tax			—	1,487	1,487

Balance at December 31, 2012	33,000	—	96,682	734	97,416
Net equity transactions with parent			(4,773)	—	(4,773)
Net income			78,038	—	78,038
Foreign currency translation gain, net of tax			—	2,367	2,367

Balance at December 31, 2013	33,000	$—	$169,947	$3,101	$173,048

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Cash Flows from Operating Activities
Net Income	$78,038	$58,872	$37,032
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,143	13,272	11,263
Cost of revenue	315,052	288,474	201,687
Non-cash affiliate interest expense	19,788	20,996	17,420
Stock-based compensation	250	146	176
Deferred income taxes, net	5,238	(2,425)	2,446
Other	261	5	18
Changes in operating assets and liabilities, net of assets acquired Finance and service charges receivable on consumer loans	(5,697)	(6,900)	(9,068)
Prepaid expenses and other assets	1,842	(200)	(2,244)
Accounts payable, accrued expenses and other liabilities	6,378	3,257	8,230
Current intercompany income taxes payable	5	11	(11,027)

Net cash provided by operating activities	438,298	375,508	255,933

Cash Flows from Investing Activities
Consumer loans originated or acquired	(1,344,851)	(1,140,215)	(857,029)
Consumer loans repaid	955,984	793,748	590,602
Purchases of property and equipment	(14,872)	(17,872)	(15,073)
Investment in non-marketable securities	—	(1,000)	—
Other investing activities	—	(178)	—

Net cash used in investing activities	(403,739)	(365,517)	(281,500)

Cash Flows from Financing Activities
Net equity transactions with parent	(5,023)	(4,938)	425
(Payments to) borrowings from affiliates	(23,544)	(4,070)	42,705

Net cash (used in) provided by financing activities	(28,567)	(9,008)	43,130

Effect of exchange rates on cash	3,940	2,154	(805)

Net increase in cash and cash equivalents	9,932	3,137	16,758
Cash and cash equivalents at beginning of year	37,548	34,411	17,653

Cash and cash equivalents at end of year	$47,480	$37,548	$34,411

See Notes to Consolidated Financial Statements

1. Nature of the Company

Enova International, Inc. (the “Company”) operates an Internet-based lending platform to serve customers in need of cash to fulfill their financial responsibilities. Through a network of direct and indirect marketing activities, the Company offers funds to its customers through a variety of unsecured consumer loan products. The business is operated strictly through the Internet to provide a convenient, fully-automated financial solution to its customers. As of December 31, 2013, the Company offered consumer loans under the names “CashNetUSA” and “NetCredit” in 32 states in the United States, under the names “QuickQuid,” “QuickQuid FlexCredit” and “Pounds to Pocket” in the United Kingdom and under the name “DollarsDirect” in Australia and Canada. As of December 31, 2013, the Company is a wholly-owned subsidiary of Cash America International, Inc. (“Cash America”).

The Company originates, guarantees or purchases consumer loans (collectively referred to as “consumer loans” throughout this discussion). Consumer loans provide customers with cash in their account, typically in exchange for an obligation to repay the amount advanced plus fees and/or interest. Consumer loans include short-term loans, line of credit accounts and installment loans.

Short-term loans include unsecured short-term loans written by the Company or by a third-party lender through the Company’s credit services organization and credit access business programs (“CSO programs” as further described below) that the Company guarantees. Line of credit accounts include draws made through the Company’s line of credit product. Installment loans are longer-term multi-payment loans that generally require the pay-down of portions of the outstanding principal balance in multiple installments.

Through the Company’s CSO programs the Company provides services related to a third-party lender’s consumer loan products in some markets by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under the CSO programs include credit-related services such as arranging loans with independent third-party lenders and assisting in the preparation of loan applications and loan documents (“CSO loans”). Under the CSO programs, the Company guarantees consumer loan payment obligations to the third-party lender in the event that the customer defaults on the loan. CSO loans are not included in the Company’s financial statements, but the Company has established a liability for the estimated losses in support of the guarantee on these loans in its consolidated balance sheets.

2. Significant Accounting Policies

Basis of Presentation

On September 7, 2011, Cash America formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., in exchange for 33 million shares of the Company’s common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include goodwill and intangible assets arising from businesses previously acquired. The financial statements also include the allocation of certain assets and liabilities that have historically been held at the Cash America corporate level but which are specifically identifiable or allocable to Enova. All intercompany transactions between Enova and Cash America are considered to be effectively settled in the financial statements at the time the transaction is recorded. The net effect of the settlement of these transactions is primarily reflected as a change in “Affiliate line of credit” on the consolidated balance sheets. Certain other transactions with Cash America, such as stock-based compensation, foreign currency transactions and settlement of certain intercompany allocations from Cash America, are settled as net equity transactions with parent in “Retained earnings” on the consolidated balance sheets. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by

Cash America, including corporate services such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The expense allocations have been determined on a basis that Cash America and the Company consider to be reasonable reflections of the utilization of services provided by Cash America. See “General and Administrative Expenses” for an explanation of this allocation method. Also see Note 14 for additional information on the Company’s relationship with Cash America. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in stockholder’s equity and cash flows of the Company in the future, or if the Company had been a separate company during the periods presented.

Reclassifications

Certain operating expense amounts reported for prior periods have been reclassified to conform to the current year’s presentation.

Revision of Prior Period Financial Statements

Cash and cash equivalents, consumer loans, net, and accounts payable and accrued expenses as of December 31, 2011 and 2010 were revised to correct the classification of cash and accounts payable and to correct for consumer loans that had not been funded as of the balance sheet date. The correction resulted in a decrease in cash and cash equivalents of $3.7 million and $1.5 million, a decrease in consumer loans, net of $1.0 million and $1.2 million and a decrease in accounts payable and accrued expenses of $4.7 million and $2.7 million as of December 31, 2011 and 2010, respectively. In the consolidated statement of cash flows for the year ended December 31, 2011, the correction resulted in a decrease in net cash provided by operating activities of $2.0 million, a decrease in net cash used in investing activities of $0.2 million, a decrease in cash and cash equivalents at beginning of year of $1.5 million and a decrease in cash and cash equivalents at end of year of $3.7 million. Management determined that the impact on previously issued financial statements was immaterial, however, management determined it was appropriate to correct the presentation of the consolidated statement of cash flows for the year ended December 31, 2011.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for losses on consumer loans, goodwill, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Foreign Currency Translations

The functional currencies for the Company’s subsidiaries that serve residents of the United Kingdom, Australia and Canada are the British pound, the Australian dollar and the Canadian dollar, respectively. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting adjustments are recorded in “Accumulated other comprehensive income (loss)” (“AOCI”) as a separate component of stockholder’s equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each period.

Cash and Cash Equivalents

The Company considers deposits in banks and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

Revenue Recognition

The Company recognizes consumer loan fees as revenue for each of the loan products it offers. “Revenue” in the consolidated statements of income include: interest income, finance charges, fees for services provided through the CSO programs (“CSO fees”), service charges, draw fees, minimum fees, late fees, nonsufficient funds fees and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that the Company offers, interest and finance charges are recognized on an effective yield basis over the term of the loan, and fees are recognized when assessed to the customer. CSO fees are recognized on an effective yield basis over the term of the loan. For line of credit accounts, interest is recognized during the period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective yield basis over the term of the loan and fees are recognized when assessed to the customer. Unpaid and accrued interest and fees are included in “Consumer loans, net” in the consolidated balance sheets.

Current and Delinquent Consumer Loans

The Company classifies its consumer loans as either current or delinquent. Short-term loans are considered delinquent when payment of an amount due is not made as of the due date. If a line of credit account or installment loan customer misses one payment, that payment is considered delinquent and the balance of the loan is considered current. The Company does not accrue interest on the delinquent payment portion of the loan but does continue to accrue interest on the remaining portion of the loan. If a line of credit account or installment loan customer does not make two consecutive payments, the entire account or loan is classified as delinquent. The Company allows for normal payment processing time before considering a loan delinquent but does not provide for any additional grace period.

The Company generally does not accrue interest on delinquent consumer loans and does not resume accrual of interest on a delinquent loan unless it is returned to current status. In addition, delinquent consumer loans generally may not be renewed, and if, during its attempt to collect on a delinquent consumer loan, the Company allows additional time for payment through a payment plan or a promise to pay, it is still considered delinquent. All payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan.

Allowance and Liability for Estimated Losses on Consumer Loans

The Company monitors the performance of its consumer loan portfolio and maintains either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on the Company’s owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. The liability for estimated losses related to loans guaranteed under the CSO programs is initially recorded at fair value and is included in “Accounts payable and accrued expenses” in the consolidated balance sheets.

In determining the allowance or liability for estimated losses on consumer loans, the Company applies a documented systematic methodology. In calculating the allowance or liability for loan losses, outstanding loans are divided into discrete groups of short-term loans, line of credit accounts and installment loans and are analyzed as current or delinquent. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a “Cost of revenue” in the consolidated statements of income.

The allowance or liability for short-term loans classified as current is based on historical loss rates adjusted for recent default trends for current loans. For delinquent short-term loans, the allowance or liability is based on a six-month rolling average of loss rates by stage of collection. For line of credit accounts and installment loan portfolios, the Company generally uses a migration analysis to estimate losses inherent in the portfolio. The allowance or liability calculation under the migration analysis is based on historical charge-off experience and the loss emergence period, which represents the average amount of time between the first occurrence of a loss event to the charge-off of a loan. The factors the Company considers to assess the adequacy of the allowance or liability include past due performance, historical behavior of monthly vintages, underwriting changes and recent trends in delinquency in the migration analysis.

The Company fully reserves and generally charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of one to 59 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Property and Equipment

Property and equipment is recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Costs associated with repair and maintenance activities are expensed as incurred. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Computer hardware and software	2 to 5 years
Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements (1)	2 to 10 years

(1)	Leasehold improvements are depreciated over the lesser of the estimated useful life, remaining lease term, or 10 years.

Software Development Costs

The Company applies Accounting Standards Codification (“ASC”) 350-40, Internal Use Software (“ASC 350-40”), to its software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized to “Property and equipment” on the consolidated balance sheets. Internal and external training and maintenance costs are charged to expense as incurred or over the related service period. When a software application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from two to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), the Company tests goodwill and intangible assets with an indefinite life for potential impairment annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company uses the income approach to complete its annual goodwill assessment. The income approach uses future cash flows and estimated terminal values for the Company that are discounted using a market participant perspective to determine the fair value, which is then compared to the carrying value to determine if there is impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint. The Company completed its annual assessment of goodwill as of June 30, 2013 and determined that the fair value of its goodwill exceeded carrying value, and, as a result, no impairment existed at that date.

As of December 31, 2013, the Company had $255.9 million of goodwill, all of which is expected to be deductible for tax purposes.

Long-Lived Assets Other Than Goodwill

An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

The Company amortizes intangible assets subject to amortization on the basis of their expected periods of benefit, generally three to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

Hedging and Derivatives Activity

Cash America periodically uses foreign currency forward contracts, which are considered derivative instruments, to minimize the effects of foreign currency risk in the United Kingdom and Australia related to the operations of the Company. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The forward contracts are not designated as hedges as defined by ASC 815, Derivatives and Hedging; therefore, any changes in the fair value of the forward contracts are recognized in “Foreign currency transaction loss” in the consolidated statements of income. See Note 13.

Non-Marketable Equity Securities

The Company accounts for its non-marketable equity securities in accordance with ASC 325, Investments—Other. Non-marketable equity securities are recorded on a cost basis. The Company evaluates non-marketable equity securities for impairment on a quarterly basis. If an impairment of an equity security is determined to be other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary-impairment is identified. Non-marketable equity securities are held in “Other assets” on the consolidated balance sheets.

As of December 31, 2013, the Company owned a $6.0 million investment in the preferred stock of an early-stage privately-held developing consumer financial services entity. The entity is not currently profitable and has historically funded its operations through a series of capital contributions from investors. The Company’s impairment evaluation of this investment as of December 31, 2013 determined that an impairment loss was not probable as of that date. The Company will continue to evaluate the impairment risk of this entity by monitoring and assessing the entity’s ability to raise capital or generate profits to fund its future operations.

Marketing Expenses

Marketing expenses consist of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expenses include lead purchase costs paid to marketers in exchange for providing information or applications from potential customers interested in using the Company’s services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other marketing costs are expensed as incurred.

The Company also has an agreement with an independent third party pursuant to which the Company pays a portion of the net revenue received from the customers referred to the Company by such third party. The Company also has an arrangement with Cash America pursuant to which the Company pays either a lead purchase fee or a portion of the net revenue received from the customers referred to the Company by Cash America. These referral fees are expensed as incurred and included in “Marketing” in the consolidated statements of income.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes call center and operations personnel costs, software maintenance expense, underwriting data from third-party vendors, and telephony costs.

General and Administrative Expenses

General and Administrative expenses primarily include the Company’s corporate personnel costs, as well as legal, occupancy, and other related costs. In addition, general and administrative expenses include expense allocations for certain corporate service functions historically provided by Cash America, such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. Cash America allocates these expenses to the Company based on the Company’s share of Cash America’s corporate services expenses incurred for the consolidated entity. Actual corporate services costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. The Company believes that the expenses in these financial statements are reported on a basis that fairly represents the utilization of the services provided. These financial statements do not necessarily reflect the financial position or results of operations that would have existed if the Company had been operated as a stand-alone entity during the periods covered and may not be indicative of future results of operations and financial position. See Note 14 for additional information.

Stock-Based Compensation

During the periods presented, certain employees received stock-based compensation in the form of restricted stock units from Cash America. The Company accounts for its stock-based employee compensation plans in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company recognizes compensation expense over the remaining vesting periods for stock-based awards. These awards are reflected as a net equity transaction with parent in the Company’s statement of stockholder’s equity. During the years ended December 31, 2011 and 2012, certain employees received performance-based stock awards. For these awards, compensation expense is originally based on the number of shares that would vest if the Company achieved the level of performance that management estimates is the most probable outcome at the grant date. Throughout the requisite service period, management monitors the probability of achievement of the performance condition and adjusts stock-based compensation expense if necessary. See Note 12.

Income Taxes

The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided for in accordance with the assets and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between financial statement and income tax accounting.

In the Company’s financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although Enova’s operations have historically been included as part of consolidated and unitary tax returns with Cash America and its affiliated companies. With the exception of certain entities outside of the United States, Enova settles its current tax balances with Cash America on a quarterly basis through an adjustment to its affiliate line of credit with Cash America.

The Company accounts for uncertainty in income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on recognition adjustment, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition.

The Company performs an evaluation of the recoverability of its deferred tax assets on a quarterly basis. The Company establishes a valuation allowance if it is more likely than not (greater than 50 percent) that all or some portion of the deferred tax asset will not be realized. The Company analyzes several factors, including the nature and frequency of operating losses, the Company’s carryforward period for any losses, the reversal of future taxable temporary differences, the expected occurrence of future income or loss and the feasibility of available tax planning strategies to protect against the loss of deferred tax assets. See Note 9 for further discussion.

It is the Company’s policy to classify interest and penalties on income tax liabilities as interest expense and general and administrative expense, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which improves the reporting of reclassifications out of AOCI. ASU 2013-02 requires an entity to report the effect of significant reclassifications out of AOCI by the respective line items on the consolidated statements of income that compose net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety from AOCI to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. The Company adopted ASU 2013-02 on January 1, 2013, and the adoption did not have a material effect on its financial position, results of operations or other comprehensive income.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 provides companies with the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not (a likelihood of more than 50 percent) that the indefinite-lived intangible asset is impaired. If a company concludes that it is more likely than not that the asset is impaired, it is required to determine the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying value in accordance with ASC 350. If a company concludes otherwise, no further quantitative assessment is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The Company adopted ASU 2012-02 on January 1, 2013, and the adoption did not have a material effect on its financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities (Topic 210) (“ASU 2011-11”). ASU 2011-11 requires a company to provide enhanced disclosures about financial instruments and derivative instruments that are either presented on a net basis on the balance sheet or are subject to an enforceable master netting or similar arrangement. In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”), which limits the scope of ASU 2011-11 by requiring additional disclosure about financial instruments and derivative instruments that are either offset in the statement of financial position or subject to an enforceable master netting arrangement. ASU 2013-01 requires retrospective disclosure for all comparative periods. ASU 2011-11 and ASU 2013-01 are effective for annual and interim reporting periods beginning January 1, 2013. The Company adopted ASU 2011-11 and ASU 2013-01 on January 1, 2013, and the adoption of these standards did not have a material effect on its financial position or results of operations. See Note 17 for further discussion.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under GAAP is necessary. Under ASU 2011-08, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. The Company adopted ASU 2011-08 on January 1, 2012 and exercised its option to bypass the qualitative assessment and utilized only a quantitative assessment in its annual goodwill assessment, which was completed in June 2012, and its additional goodwill assessment completed in September 2012. See Notes 4 and 22. The adoption of ASU 2011-08 did not have a material effect on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which enhances comparability between entities that report under GAAP and those that report under International Financial Reporting Standards (“IFRS”). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company’s interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company adopted ASU 2011-05 and ASU 2011-12 on January 1, 2012 and the adoption did not have a material effect on its financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which amends ASC 820, Fair Value Measurement (“ASC 820”). ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Company prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted ASU 2011-04 on January 1, 2012 and the adoption did not have a material effect on its financial position or results of operations.

Accounting Standards to be Adopted in Future Periods

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”), which provides guidance on the presentation of unrecognized tax benefits when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this update are effective for fiscal years (and interim periods within those years) beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect ASU 2013-11 to have a material effect on the Company’s financial condition or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of

Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force) (“ASU 2013-05”), which applies to the release of the cumulative translation adjustment into net income when a parent either sells all or a part of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. ASU 2013-05 is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company does not expect ASU 2013-05 to have a material effect on the Company’s financial condition or results of operations.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance further provides for disclosure of the nature and amount of the obligation. ASU 2013-04 is effective for interim and annual reporting periods beginning after December 15, 2013. The Company does not expect ASU 2013-04 to have a material effect on the Company’s financial condition or results of operations.

3. Consumer Loans, Credit Quality Information and Allowances and Liabilities for Estimated Losses

Consumer loan fee revenue generated from the Company’s consumer loans for the years ended December 31, 2013, 2012 and 2011 was as follows (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Interest and fees on short-term loans	$389,706	$459,835	$400,810
Interest and fees on line of credit accounts	170,496	73,532	30,590
Interest and fees on installment loans	203,924	126,202	48,054

Total consumer loan fees	$764,126	$659,569	$479,454
Other	1,197	1,359	886

Total Revenue	$765,323	$660,928	$480,340

The components of Company-owned consumer loan portfolio receivables at December 31, 2013 and 2012 were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013				2012
	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL
Current loans	$57,368	$112,969	$160,585	$330,922	$101,186	$35,023	$108,545	$244,754
Delinquent loans	23,385	12,833	18,645	54,863	45,286	7,677	13,025	65,988

Total consumer loans, gross	$80,753	$125,802	$179,230	$385,785	$146,472	$42,700	$121,570	$310,742
Less:
Allowance for losses	(20,466)	(29,244)	(32,608)	(82,318)	(41,942)	(12,565)	(27,845)	(82,352)

Consumer loans, net	$60,287	$96,558	$146,622	$303,467	$104,530	$30,135	$93,725	$228,390

The amount of loans on non-accrual status at December 31, 2013 and 2012 was $49.0 million and $63.8 million, respectively.

Changes in the allowance for losses for the Company-owned loans and the liability for estimated losses on the Company’s guarantees of third-party lender-owned loans through the CSO programs for the years ended December 31, 2013, 2012 and 2011 were as follows (dollars in thousands):

	YEAR ENDED DECEMBER 31, 2013
	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$41,942	$12,565	$27,845	$82,352
Cost of revenue	136,534	72,308	106,787	315,629
Charge-offs	(192,504)	(63,001)	(116,853)	(372,358)
Recoveries	34,796	6,714	14,544	56,054
Effect of foreign currency translation	(302)	658	285	641

Balance at end of period	$20,466	$29,244	$32,608	$82,318

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,624	$—	$—	$2,624
Decrease in liability	(577)	—	—	(577)

Balance at end of period	$2,047	$—	$—	$2,047

	YEAR ENDED DECEMBER 31, 2012
	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$42,880	$3,723	$12,451	$59,054
Cost of revenue	176,701	36,251	75,182	288,134
Charge-offs	(210,557)	(31,399)	(65,493)	(307,449)
Recoveries	31,675	3,990	5,174	40,839
Effect of foreign currency translation	1,243	—	531	1,774

Balance at end of period	$41,942	$12,565	$27,845	$82,352

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,284	$—	$—	$2,284
Increase in liability	340	—	—	340

Balance at end of period	$2,624	$—	$—	$2,624

	YEAR ENDED DECEMBER 31, 2011
	SHORT- TERM LOANS	LINE OF CREDIT ACCOUNTS	INSTALLMENT LOANS	TOTAL
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$30,104	$3,023	$2,895	$36,022
Cost of revenue	160,280	7,825	33,594	201,699
Charge-offs	(168,107)	(7,877)	(24,807)	(200,791)
Recoveries	21,060	752	1,012	22,824
Effect of foreign currency translation	(457)	—	(243)	(700)

Balance at end of period	$42,880	$3,723	$12,451	$59,054

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,296	$—	$—	$2,296
Decrease in liability	(12)	—	—	(12)

Balance at end of period	$2,284	$—	$—	$2,284

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for short-term loans and is required to purchase any defaulted loans it has guaranteed. The guarantee represents an obligation to purchase specific loans that go into default. As of December 31, 2013 and 2012, the amount of consumer loans guaranteed by the Company was $41.4 million and $48.2 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The estimated fair value of the liability for estimated losses on consumer loans guaranteed by the Company of $2.0 million and $2.6 million as of December 31, 2013 and 2012, respectively, is included in “Accounts payable and accrued expenses” in the consolidated balance sheets.

4. Property and Equipment

As an online financial services provider, a significant amount of capital is invested in developing computer software and systems infrastructure. Major classifications of property and equipment at December 31, 2013 and 2012 were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013			2012
	COST	ACCUMULATED DEPRECIATION	NET	COST	ACCUMULATED DEPRECIATION	NET
Computer software	$56,511	$(35,014)	$21,497	$50,379	$(25,383)	$24,996
Furniture, fixtures and equipment	25,077	(14,034)	11,043	18,103	(9,697)	8,406
Leasehold improvements	14,287	(7,422)	6,865	13,969	(5,612)	8,357

Total	$95,875	$(56,470)	$39,405	$82,451	$(40,692)	$41,759

The Company capitalized internal software development costs of $6.6 million, $8.1 million and $7.2 million during 2013, 2012 and 2011, respectively.

The Company recognized depreciation expense of $17.0 million, $13.0 million and $9.9 million during 2013, 2012 and 2011, respectively.

5. Goodwill and Other Intangible Assets

Goodwill is tested for impairment at least annually. See Note 2 for further discussion.

Goodwill

Changes in the carrying value of goodwill for the years ended December 31, 2013 and 2012 were as follows (dollars in thousands):

Balance as of January 1, 2013	$255,875
Effect of foreign currency translation	(6)

Balance as of December 31, 2013	$255,869

Balance as of January 1, 2012	$255,786
Acquisitions	88
Effect of foreign currency translation	1

Balance as of December 31, 2012	$255,875

Acquired Intangible Assets

Acquired intangible assets that are subject to amortization as of December 31, 2013 and 2012, were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013			2012
	COST	ACCUMULATED AMORTIZATION	NET	COST	ACCUMULATED AMORTIZATION	NET
Customer relationships	$2,743	$(2,727)	$16	$2,746	$(2,713)	$33
Lead provider relationships	2,489	(2,489)	—	2,489	(2,489)	—
Trademarks	372	(343)	29	359	(259)	100
Non-competition agreements	—	—	—	270	(235)	35

Total	$5,604	$(5,559)	$45	$5,864	$(5,696)	$168

Non-competition agreements are amortized over the applicable terms of the contract. Customer and lead provider relationships are generally amortized over three to five years based on the pattern of economic benefits provided. Trademarks are generally amortized over three years on a straight-line basis.

Amortization

Amortization expense for acquired intangible assets was $0.1 million, $0.3 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Estimated future amortization expense for the years ended December 31, is as follows (dollars in thousands):

YEAR	AMOUNT
2014	$43
2015	2

Total	$45

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2013 and 2012, were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013	2012
Trade accounts payable	$18,660	$16,001
Accrued payroll and fringe benefits	17,874	14,394
Accrual for consumer loan payments rejected for non-sufficient funds	4,971	8,546
Deferred fees on third-party consumer loans	4,573	4,476
Liability for losses on third-party lender-owned consumer loans	2,047	2,624
Other accrued liabilities	1,489	1,679

Total	$49,614	$47,720

7. Marketing Expenses

Marketing expenses for the years ended December 31, 2013, 2012 and 2011 were as follows (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Advertising	$74,294	$50,776	$23,259
Customer procurement expense including lead purchase costs	52,418	49,381	43,074
Customer referral and revenue sharing expense	8,624	8,653	6,996

Total	$135,336	$108,810	$73,329

See Note 2 for further discussion.

8. Affiliate Line of Credit

The Company depends on Cash America’s support for its financing requirements and has in place an affiliate revolving credit agreement related to amounts outstanding with Cash America (the “Credit Agreement”). On April 12, 2012, the Company entered into a $450 million credit agreement with Cash America to refinance and replace its outstanding affiliate notes payable and to fund its operating needs. Borrowings under the Credit Agreement are unsecured and are evidenced by a promissory note payable to Cash America. Borrowings bear interest at a fluctuating interest rate equal to the prevailing LIBOR rate per annum (based upon a one month interest period) plus 4.5%, or in certain circumstances equal to the prevailing alternate base rate per annum plus 2.0%. The alternate base rate is equal to the greater of (a) the U.S. prime rate, (b) the federal funds effective rate plus 0.5%, and (c) the sum of the one-month LIBOR plus 1.0%. Interest accruing on borrowings made under the revolving line of credit are payable to Cash America and are settled through an adjustment to its affiliate line of credit with Cash America on a monthly basis. At December 31, 2013 and 2012, the Company had outstanding amounts payable under the Credit Agreement of $424.1 million and $427.9 million, respectively.

Subject to the terms and conditions set forth in the Credit Agreement, the Company is permitted to borrow, repay and re-borrow funds from Cash America on a revolving credit basis in a maximum amount equal to $450 million. The Credit Agreement contains a number of covenants that restrict the Company’s ability to incur additional indebtedness, create liens on assets, sell assets, make investments, and pay dividends and distributions. In addition, the Company is required to comply with certain financial covenants, including a maximum leverage ratio and a minimum fixed charge coverage ratio. The Company is required to apply the net proceeds received from each public or private offering of the Company’s common stock, other equity or debt instruments, and from the disposition of assets outside the ordinary course of business, to reduce the outstanding balance of the Company’s obligations under the Credit Agreement, and, except in the case of an initial public offering, the maximum available borrowings under the Credit Agreement will be reduced by the amount of each such payment. The Credit Agreement, however, provides that Cash America is not obligated to make any advances to the Company if Cash America is, or by virtue of such advance would be, in default under any of its obligations in its credit facility. The borrowings under the Credit Agreement will mature on the earlier to occur of June 1, 2015 or such time as Cash America ceases to beneficially own shares of the Company’s common stock representing 50% or more of the total voting power of the outstanding shares generally entitled to elect directors, at which time all principal and accrued and unpaid interest becomes due and payable to Cash America.

Interest rates on the Credit Agreement ranged from 4.69% to 4.75% during the twelve months ended December 31, 2013, and from April 12, 2012 to December 31, 2012 interest on the Credit Agreement was 4.75%.

As of December 31, 2013 and 2012, the Company was in compliance with all covenants and other requirements set forth in the Credit Agreement.

As of December 31, 2013, annual maturities of the Credit Agreement for each of the five years after December 31, 2013 and thereafter are as follows (dollars in thousands):

YEAR	AMOUNT
2014	$—
2015	424,133
2016	—
2017	—
2018	—
Thereafter	—

Total	$424,133

9. Income Taxes

The components of the Company’s deferred tax assets and liabilities as of December 31, 2013 and 2012 were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013	2012
Deferred tax assets:
Consumer loans, net	$31,649	$31,890
Compensation and benefits	2,535	2,644
Net operating loss	—	457
Other	837	718

Total deferred tax assets	$35,021	$35,709

Deferred tax liabilities:
Amortizable intangible assets	$39,334	$33,004
Property and equipment	9,085	10,024
Other	994	77

Total deferred tax liabilities	$49,413	$43,105

Net deferred tax liabilities before valuation allowance	$(14,392)	$(7,396)
Valuation allowance:	—	(457)

Net deferred tax liabilities	$(14,392)	$(7,853)

Balance sheet classification:
Current deferred tax assets, net	$30,914	$31,990
Non-current deferred tax liabilities, net	(45,306)	(39,843)

Net deferred tax liabilities	$(14,392)	$(7,853)

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2013, 2012 and 2011 are shown below (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Income (loss) before income taxes:
Domestic	$119,974	$94,349	$58,404
International	1,658	(1,510)	(22)

Income before income taxes	$121,632	$92,839	$58,382

Current provision (benefit):
Federal	$37,639	$35,327	$18,491
International	56	17	(4)
State and local	682	1,049	417

Total current provision for income taxes	$38,377	$36,393	$18,904

Deferred provision (benefit):
Federal	$5,122	$(2,399)	$2,548
International	—	—	—
State and local	95	(27)	(102)

Total deferred provision for income taxes	$5,217	$(2,426)	$2,446

Total provision for income taxes	$43,594	$33,967	$21,350

The Company has no uncertain income tax positions as defined by ASC 740 for the years ended December 31, 2013, 2012 or 2011. The effective tax rate on income differs from the federal statutory rate of 35% for the following reasons (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Tax provision computed at the federal statutory income tax rate	$42,571	$32,494	$20,434
State and local income taxes, net of federal tax benefits	505	664	205
Tax effect of Regulatory Penalty (1)	871	—	—
Valuation allowance	(457)	470	—
Other	104	339	711

Total provision	$43,594	$33,967	$21,350

Effective tax rate	35.8%	36.6%	36.6%

(1)	Represents the tax effect of the $2.5 million CFPB penalty paid in 2013, which is nondeductible for tax purposes, in connection with the Regulatory Penalty. See Note 10 for further information.

As of December 31, 2012, a valuation allowance was established against deferred tax assets for net operating losses, totaling $0.5 million, related to its Mexico subsidiary which the Company did not expect to realize. In 2013, the $0.5 million valuation allowance was decreased due to the recognition of taxable income by the Mexico subsidiary, causing full utilization of the net operating losses.

As of December 31, 2013, the Company’s 2010 through 2012 tax years were open to examination by the Internal Revenue Service and major state taxing jurisdictions, and the 2011 through 2012 tax years of the Company’s Mexican subsidiary were open to examination by the Mexican taxing authorities.

10. Commitments and Contingencies

Leases

The Company leases its headquarters in Chicago, Illinois and a call center facility in Gurnee, Illinois under operating leases with remaining terms ranging from one to six years and certain rights to extend for additional periods. The Company is responsible for paying its proportionate share of the actual operating expenses and real estate taxes under certain of these arrangements. The operating expenses and real estate taxes are not included in the table below. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (dollars in thousands):

YEAR	AMOUNT
2014	$2,791
2015	2,824
2016	2,833
2017	1,665
2018	469
Thereafter	351

Total	$10,933

Rent expense was $2.7 million, $2.4 million and $2.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Guarantees

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to unrelated third-party lenders and is required to purchase the loan should a customer not make payments as required by the contract. The guarantee represents an obligation to purchase specific loans that go into default, which generally have terms of less than 60 days. At December 31, 2013 and 2012, the amount of consumer loans guaranteed by the Company was $41.4 million and $48.2 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The liability related to these guarantees of $2.0 million and $2.6 million at December 31, 2013 and 2012 is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

The Company and its domestic subsidiaries participate jointly and severally with other subsidiaries of Cash America and guarantee long-term debt of Cash America of $638.2 million and $468.1 million, at December 31, 2013 and 2012, respectively. The debt matures at various dates occurring through 2022. Under the provisions of the debt agreements, the Company has liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. The Company believes it will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets.

Litigation

On January 6, 2014, Elizabeth Burger, on behalf of herself and others similarly situated, filed a purported class action lawsuit in the U.S. District Court for the Southern District of Ohio against the Company’s subsidiary, CNU Online Holdings, LLC, the Company’s parent company, Cash America, and other unaffiliated lenders. The lawsuit alleges, among other things, that the Company’s credit service organization activities in Ohio violate various laws in Ohio, including the Short-Term Loan Act, the Consumer Sales Practices Act, and the General Usury Act. The complaint seeks class certification, an unspecified amount of actual damages, statutory damages not to exceed $5,000 for each putative class member, an unspecified amount of punitive damages, pre-judgment interest, a declaration that the Company’s activities violate the Short-Term Loan Act and the Consumer Sales Practices Act, and attorneys’ fees and costs. On January 23, 2014, the parties filed a joint motion to stay the litigation pending a decision from the Ohio Supreme Court in the case captioned Ohio Neighborhood Finance, Inc. v. Scott, which will impact the issues alleged in the case. On January 28, 2014, the court granted the joint motion to stay and stayed the litigation pending a decision from the Ohio Supreme Court. Neither the likelihood of an unfavorable ruling nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary (“ASC 450-20-20”), for this litigation. We believe that the plaintiff’s claims in the complaint are without merit and intend to vigorously defend this lawsuit.

On March 8, 2013, Flemming Kristensen, on behalf of himself and others similarly situated, filed a purported class action lawsuit in the U.S. District Court of Nevada against the Company and other unaffiliated lenders and lead providers. The lawsuit alleges that the lead provider defendants sent unauthorized text messages to consumers on behalf of the Company and the other lender defendants in violation of the Telephone Consumer Protection Act. The complaint seeks class certification, statutory damages, an injunction against “wireless spam activities,” and attorneys’ fees and costs. The Company filed an answer to the complaint denying all liability. On March 26, 2014, the Court granted class certification. Discovery is ongoing. Neither the likelihood of an unfavorable ruling nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, for this litigation. The Company believes that the plaintiff’s claims in the complaint are without merit and intends to vigorously defend this lawsuit.

The Company is also a defendant in certain routine litigation matters encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Consumer Financial Protection Bureau (“CFPB”)

On November 20, 2013, Cash America consented to the issuance of a Consent Order by the CFPB pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and the Company, to pay a civil money penalty of $5.0 million, which is non-deductible for tax purposes. The Company and Cash America agreed to allocate $2.5 million of this penalty to the Company (the “Regulatory Penalty”).

11. Employee Benefit Plans

Prior to July 1, 2012, substantially all employees of the Company were eligible to participate in the Cash America International, Inc. 401(k) Savings Plan. Effective on July 1, 2012, the Company established the Enova International, Inc. 401(k) Savings Plan, which is open to substantially all employees of the Company and its subsidiaries. New employees are automatically enrolled in this plan unless they elect not to participate. Prior to July 1, 2012, the Cash America International, Inc. Nonqualified Savings Plan was available to certain members of Company management. The Enova International, Inc. Nonqualified Savings Plan was established effective July 1, 2012 and is available in lieu of the Cash America International, Inc. Nonqualified Savings Plan to certain members of Company management. Participants may contribute up to 75% of their earnings to the 401(k) Savings Plan subject to regulatory and other plan restrictions. Nonqualified Savings Plan participants may contribute up to 80% of their annual bonus and up to 50% of their other eligible compensation to the Nonqualified Savings Plan. The Company makes matching cash contributions of 50% of each participant’s contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company’s consolidated contributions to the 401(k) Savings Plan and the Nonqualified Savings Plan were $1.1 million, $1.0 million and $0.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In addition to the plans mentioned above, certain officers of the Company participated prior to 2012 in Cash America’s Supplemental Executive Retirement Plan (“CAI SERP”), which was established in 2003. Effective on January 1, 2012, the Company established the Enova International, Inc. Supplemental Executive Retirement Plan

(“SERP”) in which certain officers and certain other employees of the Company participate. Under this defined contribution plan, the Company makes an annual supplemental cash contribution to the SERP based on the objectives of the plan as approved by the Company’s Board of Directors and the Management Development and Compensation Committee of the Board of Directors of Cash America. Prior to 2012, the Company made such contributions to the CAI SERP. The Company recorded compensation expense of $0.2 million for SERP contributions for each of the years ended December 31, 2013, 2012 and 2011.

The Nonqualified Savings Plan and the SERP are non-qualified deferred compensation plans. Benefits under the Nonqualified Savings Plan and the SERP are unfunded. As of December 31, 2013, 2012 and 2011, the Company held securities in rabbi trusts to pay benefits under these plans, including benefits accrued under the corresponding Cash America plans. These securities are classified as trading securities, and the unrealized gains and losses on these securities are netted with the costs of the plans in “General and administrative expenses” in the consolidated statements of income. The SERP and the Nonqualified Savings Plan do not provide for accelerated vesting as a result of the separation of the Company into a separate publicly traded company.

Amounts included in the consolidated balance sheets relating to the Nonqualified Savings Plan and the SERP were as follows (dollars in thousands):

	AS OF DECEMBER 31,
	2013	2012
Prepaid expenses and other assets	$559	$869
Accounts payable and accrued expenses	$723	$1,065

In 2013, 2012 and 2011, Cash America’s Board of Directors approved grants of Performance Units under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended (“Cash America LTIP”) that, upon vesting, are paid solely in cash to the Company’s officers and certain of its other employees. Generally, each grant of Performance Units vests over a three-year period, subject to continued employment with Cash America and the satisfaction of certain conditions related to an increase in the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the periods specified at the time of grant. The unit value of each award is based on a percentage of the increase in EBITDA over the prior year EBITDA. Payments for all Performance Units that vest will be made within a reasonable period of time each year following certification of the applicable performance results by the Management Development and Compensation Committee of the Cash America Board of Directors. In addition, the Performance Unit award agreements are subject to a “clawback” provision that allows Cash America to recoup all or some of the payments made under certain circumstances when there is a material restatement of Cash America’s financial results. The agreements provide for immediate vesting and payment of awards that are outstanding and scheduled to vest within 12 calendar months following the date of a change in control of Cash America. For awards granted in 2013 and in July 2012, the agreements provide similar vesting and payment provisions in the event of a change in control of the Company or the Company’s stock becomes publicly traded. The Company’s EBITDA must achieve certain thresholds before payments will be made under any Performance Units outstanding as of December 31, 2013.

Prior to the Cash America LTIP awards in January 2011, Cash America awarded units to the Company’s officers and certain other employees under other similar long term incentive plans it had established in 2007 and 2008. No awards were outstanding under these plans as of December 31, 2013.

The Company recorded compensation expense of $6.2 million, $6.4 million and $3.9 million related to all Performance Unit awards for the years ended December 31, 2013, 2012 and 2011, respectively.

12. Stock-Based Compensation

In 2013, Cash America’s Board of Directors approved a grant of RSU’s to the Company’s Chief Executive Officer under the Cash America LTIP. Each vested RSU entitles the holder to receive a share of common stock of Cash America. This grant vests over a two year period, but is subject to continued employment with Cash America.

In 2011, Cash America’s Board of Directors approved a grant of Performance-Based Restricted Stock Units (“Performance RSUs”) to the Company’s President under the Cash America LTIP. This grant of Performance RSU’s was scheduled to vest in a lump sum in 2014. Also in 2011, Cash America’s Board of Directors approved a grant of Restricted Stock Units (“RSUs”) to the Company’s President. This grant of RSU’s vested over a three year period and each vested RSU entitled the holder to receive a share of common stock of Cash America. Both grants were subject to continued employment with Cash America. On March 29, 2013, the President left the Company and all outstanding unvested Performance RSU’s and RSU’s were forfeited on that date.

In accordance with ASC 718, the grant date fair value of RSUs is based on Cash America’s closing stock price on the day before the grant date and is amortized to expense over the vesting periods. The agreements relating to awards granted under the Cash America LTIP provide that the vesting and payment of awards would be accelerated if there is a change in control of Cash America. In addition, vesting of the RSU award outstanding at December 31, 2013 will accelerate if any of the Company’s common stock becomes publicly traded.

The following table summarizes the restricted stock unit activity during 2013, 2012 and 2011:

	YEAR ENDED DECEMBER 31,
	2013		2012		2011
	UNITS	WEIGHTED AVERAGE FAIR VALUE AT DATE OF GRANT	UNITS	WEIGHTED AVERAGE FAIR VALUE AT DATE OF GRANT	UNITS	WEIGHTED AVERAGE FAIR VALUE AT DATE OF GRANT
Outstanding at beginning of year	13,215	$39.66	16,667	$38.97	3,680	$32.05
Units granted	14,260	48.19	—	—	15,548	39.66
Shares issued	(2,333)	39.66	(3,452)	36.34	(2,197)	33.82
Units forfeited	(10,882)	39.66	—	—	(364)	29.43

Outstanding at end of year	14,260	$48.19	13,215	$39.66	16,667	$38.97

Units vested at end of year	—	—	—	—	—	—

Compensation expense related to RSUs totaling $0.2 million ($0.2 million net of related taxes), $0.1 million ($92 thousand net of related taxes) and $0.2 million ($0.1 million net of related taxes) was recognized for the years ended December 31, 2013, 2012 and 2011, respectively. Total unrecognized compensation cost related to RSUs at December 31, 2013 was $0.4 million, which will be recognized over a weighted average period of approximately 1.1 years. The outstanding RSUs had an aggregate intrinsic value of $0.5 million at December 31, 2013.

13. Derivative Instruments

Cash America uses forward currency exchange contracts to minimize the effects of foreign currency risk in the United Kingdom and Australia. The forward currency exchange contracts are non-designated derivatives. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction loss” in the Company’s consolidated statements of income. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included as “Foreign currency transaction loss” in the consolidated statements of income. The notional amounts recorded by Cash America were $81.5 million and $93.8 million at December 31, 2013 and 2012, respectively. Neither Cash America nor the Company currently manages its exposure to risk from foreign currency exchange rate fluctuations through the use of forward currency exchange contracts in Canada.

The following table presents information on the effect of derivative instruments on the consolidated results of operations and AOCI for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	GAINS (LOSSES) RECOGNIZED IN INCOME YEAR ENDED DECEMBER 31,			GAINS (LOSSES) RECOGNIZED IN AOCI YEAR ENDED DECEMBER 31,			GAINS (LOSSES) RECLASSIFIED FROM AOCI INTO INCOME YEAR ENDED DECEMBER 31,
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Non-designated derivatives:
Forward currency exchange contracts (1)	$(1,813)	$(4,794)	$1,856	$—	$—	$—	$—	$—	$—

Total	$(1,813)	$(4,794)	$1,856	$—	$—	$—	$—	$—	$—

(1)	The gains (losses) on these derivatives substantially offset the (losses) gains on the hedged portion of international intercompany balances.

14. Related Party Transactions

Cash America provides certain corporate service functions, such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The costs of such services were allocated to the Company based on the Company’s share of Cash America’s corporate services expenses incurred for the consolidated entity. Actual corporate services costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. The Company believes that the expenses in these financial statements are reported on a basis that fairly represents the utilization of the services provided. These financial statements do not necessarily reflect the financial position or results of operations that would have existed if the Company had been operated as a stand-alone entity during the periods covered and may not be indicative of future results of operations and financial position. General and administrative expenses include allocations by Cash America of $10.0 million, $10.6 million and $18.0 million for 2013, 2012 and 2011, respectively.

Cash America provides financing, some cash management, and other treasury services to the Company. The Company receives funding from Cash America for operating and investing cash needs. The Company also pays Cash America for its share of income taxes as though the Company had been taxed separately from Cash America and had prepared separate tax returns. Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function. See Note 13 for further discussion on derivative instruments.

The Company pays Cash America compensation for loans made to or arranged for customers who were referred from Cash America. The Company paid $1.2 million for each of the years ended December 31, 2013, 2012 and 2011, pursuant to this arrangement. In addition, the Company administers the consumer loan underwriting model utilized by Cash America’s Retail Services Division in exchange for the reimbursement of the Company’s direct third party costs incurred in providing the service. The Company received $0.9 million, $1.5 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, pursuant to this arrangement.

On December 22, 2011, the Company purchased from Cash America preferred stock representing a minority interest in an early-stage privately-held developing consumer financial services entity. The purchase price represents the amount Cash America paid to originally purchase the minority interest in March 2011. The Company purchased the investment from Cash America, in part, to more effectively align this asset with other assets held by the Company.

Payments the Company owes Cash America for all of these transactions, offset by any credits or fees Cash America may owe the Company in connection with these transactions, are made through the borrowing agreements between Cash America and certain subsidiaries of the Company. The amount due to Cash America has been classified as “Affiliate line of credit” on the consolidated balance sheets. At December 31, 2013 and 2012, respectively, the Company had outstanding unsecured Credit Agreement obligations of $424.1 million and $427.9 million. See Note 8 for further discussion of the Credit Agreement.

The Company and its domestic subsidiaries participate jointly and severally with other subsidiaries of Cash America and guarantee long-term debt of Cash America. See Note 10.

15. Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31 (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Cash paid during the year for:
Income taxes remitted through affiliate line of credit	$34,829	$33,619	$37,045
Non-cash investing and financing activities:
Consumer loans renewed	$599,227	$620,097	$562,014
Investment in non-marketable equity securities	$—	$—	$5,000
Dividend to Cash America	$—	$—	$75,000
Affiliate interest expense	$19,788	$20,996	$17,420

16. Operating Segment Information

The Company provides online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada and has one reportable segment, which is composed of the Company’s domestic and international operations. The Company has aggregated all components of its business into a single reportable segment based on the similarities of the economic characteristics, the nature of the products and services, the nature of the production and distribution methods, the type of customer and the nature of the regulatory environment.

The Company allocates certain corporate expenses (primarily general and administrative expenses and to a lesser extent, marketing and operations and technology) between the domestic and international components based on revenue. The following tables present information on the Company’s domestic and international operations for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands).

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenue
Domestic	$395,549	$334,066	$254,752
International	369,774	326,862	225,588

Total revenue	$765,323	$660,928	$480,340

Income from operations
Domestic	$73,858	$55,011	$52,550
International	68,738	59,166	23,739

Total income from operations	$142,596	$114,177	$76,289

Depreciation and amortization
Domestic	$14,536	$11,988	$10,413
International	2,607	1,284	850

Total depreciation and amortization	$17,143	$13,272	$11,263

Expenditures for property and equipment
Domestic	$12,527	$15,628	$13,866
International	2,345	2,244	1,207

Total expenditures for property and equipment	$14,872	$17,872	$15,073

	DECEMBER 31,
	2013	2012
Property and equipment, net
Domestic	$34,091	$36,595
International	5,314	5,164

Total property and equipment, net	$39,405	$41,759

Assets
Domestic	$475,050	$433,770
International	217,102	179,098

Total assets	$692,152	$612,868

Geographic Information

The following table presents the Company’s revenue and long-lived assets by geographic region for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2013	2012	2011
Revenue
United States	$395,549	$334,066	$254,752
United Kingdom	360,186	308,415	211,915
Other international countries	9,588	18,447	13,673

Total revenue	$765,323	$660,928	$480,340

The Company’s long-lived assets, which consist of the Company’s property and equipment, were $39.4 million and $41.8 million at December 31, 2013 and 2012, respectively. The operations for the Company’s domestic and international businesses are primarily located within the United States, and the value of any long-lived assets located outside of the United States is immaterial.

17. Fair Value Measurements

Recurring Fair Value Measurements

In accordance with ASC 820, certain of the Company’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2013 and 2012 are as follows (dollars in thousands):

	DECEMBER 31, 2013	FAIR VALUE MEASUREMENTS USING
		LEVEL 1	LEVEL 2	LEVEL 3
Financial assets:
Nonqualified savings plan assets (1)	$559	$559	$—	$—

Total	$559	$559	$—	$—

	DECEMBER 31, 2012	FAIR VALUE MEASUREMENTS USING
		LEVEL 1	LEVEL 2	LEVEL 3
Financial assets
Nonqualified savings plan assets (1)	$869	$869	$—	$—

Total	$869	$869	$—	$—

(1)	The non-qualified savings plan assets have an offsetting liability of equal amount, which is included in “Accounts payable and accrued expenses” in the Company’s consolidated balance sheets.

The fair value of the nonqualified savings plan assets is measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable. During the years ended December 31, 2013 and 2012, there were no transfers of assets in or out of Level 1 fair value measurements. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included as “Foreign currency transaction loss” in the consolidated statements of income.

Fair Value Measurements on a Non-Recurring Basis

The Company measures non-financial assets and liabilities such as property and equipment and intangible assets at fair value on a nonrecurring basis or when events or circumstances indicate that the carrying amount of the assets may be impaired. At December 31, 2013 and 2012, there were no assets or liabilities recorded at fair value on a nonrecurring basis.

Financial Assets and Liabilities Not Measured at Fair Value

The Company’s financial assets and liabilities as of December 31, 2013 and 2012 that are not measured at fair value in the consolidated balance sheets are as follows (dollars in thousands):

	DECEMBER 31, 2013	FAIR VALUE MEASUREMENTS USING
		LEVEL 1	LEVEL 2	LEVEL 3
Financial assets:
Cash and cash equivalents	$47,480	$47,480	$—	$—
Short-term loans and line of credit accounts, net (1)	156,845	—	—	156,845
Installment loans, net (1)	146,622	—	—	146,622

Total	$350,947	$47,480	$—	$303,467

Financial liabilities:
Liability for estimated losses on consumer loans guaranteed by the Company	$2,047	$—	$—	$2,047
Affiliate line of credit	424,133	—	429,978	—

Total	$426,180	$—	$429,978	$2,047

	DECEMBER 31, 2012	FAIR VALUE MEASUREMENTS USING
		LEVEL 1	LEVEL 2	LEVEL 3
Financial assets:
Cash and cash equivalents	$37,548	$37,548	$—	$—
Short-term loans and line of credit accounts, net (1)	134,665	—	—	134,665
Installment loans, net (1)	93,725	—	—	93,725

Total	$265,938	$37,548	$—	$228,390

Financial liabilities:
Liability for estimated losses on consumer loans guaranteed by the Company	$2,624	$—	$—	$2,624
Affiliate line of credit	427,889	—	437,759	—

Total	$430,513	$—	$437,759	$2,624

(1)	Short-term loans, line of credit accounts and installment loans are included in “Consumer loans, net” on the consolidated balance sheets.

Cash and cash equivalents bear interest at market rates and have maturities of less than 90 days.

Short-term loans, line of credit accounts and installment loans are carried in the consolidated balance sheet net of the allowance for estimated loan losses, which is calculated by applying historical loss rates combined with recent default trends to the gross consumer loan balance. The unobservable inputs used to calculate the fair value of these loans include historical loss rates, recent default trends and estimated remaining loan terms; therefore, the carrying value approximates the fair value. Short-term loans and line of credit accounts have relatively short maturity periods that are generally 12 months or less. The fair value of installment loans is estimated using a discounted cash flow analysis, which considers interest rates offered for loans with similar terms to borrowers of similar credit quality. The carrying values of the Company’s installment loans approximate the fair value of these loans. Unsecured installment loans typically have terms between two and 12 months, but may have available terms up to 36 months.

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for short-term loans and is required to purchase any defaulted loans it has guaranteed. The estimated fair value of the liability for estimated losses on consumer loans guaranteed by the Company was $2.0 million and $2.6 million as of December 31, 2013 and 2012, respectively. The Company measures the fair value of its liability for third-party lender-owned consumer loans under Level 3 inputs. The fair value of these liabilities is calculated by applying historical loss rates combined with recent default trends to the gross consumer loan balance. The unobservable inputs used to calculate the fair value of these loans include historical loss rates, recent default trends and estimated remaining loan terms; therefore, the carrying value of these liabilities approximates the fair value.

The Company measures the fair value of its affiliate line of credit using Level 2 inputs. The fair value of the Company’s affiliate line of credit is estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. As of December 31, 2013 and 2012, the Company’s affiliate line of credit had a higher fair market value than the carrying value due to the difference in yield when compared to similar types of credit.

18. Withdrawal of Proposed Initial Public Offering of Enova International, Inc.

On September 15, 2011, Enova International, Inc. (“Enova”) filed a registration statement on Form S-1 (“Registration Statement”) with the SEC in connection with a proposed initial public offering (“IPO”) of its common stock. On July 25, 2012, Enova filed an Application for Withdrawal of Registration Statement with the SEC to withdraw its Registration Statement, together with all exhibits and amendments. The Registration Statement had not been declared effective by the SEC, and no securities have been sold in connection with the offering pursuant to the Registration Statement.

During the year ended December 31, 2012, expenses that were previously capitalized totaling $3.9 million were recognized in earnings due to the withdrawal of the Registration Statement and are included in “General and administrative expenses” in the consolidated statements of income.

19. Quarterly Financial Data (Unaudited)

The Company’s operations are subject to seasonal fluctuations. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to customers’ receipt of income tax refunds in the United States. Typically, the Company’s cost of revenue, which represents its loan loss provision, is lowest as a percentage of revenue in the first quarter of each year. The following is a summary of the quarterly results of operations for the years ended December 31, 2013 and 2012 (dollars in thousands, except per share data):

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2013
Total Revenue	$182,312	$176,143	$198,098	$208,770
Cost of Revenue	67,998	70,160	90,389	86,505

Gross Profit	$114,314	$105,983	$107,709	$122,265

Net Income	$22,808	$18,428	$17,088	$19,714
Diluted earnings per share (1)	$0.69	$0.56	$0.52	$0.60
Diluted weighted average common shares (2)	33,000	33,000	33,000	33,000

2012
Total Revenue	$143,622	$152,436	$177,774	$187,096
Cost of Revenue	58,210	67,157	77,928	85,179

Gross Profit	$85,412	$85,279	$99,846	$101,917

Net Income	$14,113	$13,484	$15,458	$15,817
Diluted earnings per share (1)	$0.43	$0.41	$0.47	$0.48
Diluted weighted average common shares (2)	33,000	33,000	33,000	33,000

(1)	The sum of the quarterly earnings per share amounts may not total to each full year amount presented in the Company’s financial statements because these computations are made independently for each quarter and for the full year and take into account the weighted average number of common shares outstanding for each period.
(2)	See Note 2 for Basis of Presentation.

20. Subsequent Events

Subsequent events have been reviewed through April 30, 2014, the date these financial statements were available to be issued.

On April 10, 2014, Cash America announced that its Board of Directors has authorized its management to review potential strategic alternatives, including a tax-free distribution of the Company. While a final decision has not been made, if a distribution were to occur, Cash America would be separated into two independent public companies, one operating storefront lending businesses and the other, Enova International, Inc., operating an online lending business.

If Cash America’s Board of Directors approves a separation, a transaction could be completed in late 2014 or early 2015, subject to market, regulatory and other conditions, including, if the separation takes the form of a tax-free distribution, the receipt of a private letter ruling from the Internal Revenue Service and an opinion from Cash America’s tax counsel. The Company currently expects that any distribution would be in the form of a tax-free distribution of at least 80% of the Company’s common stock to Cash America’s shareholders. The separation is subject to a number of conditions, including final approval by Cash America’s Board of Directors of transaction specifics. In addition, external events beyond the control of the Company and Cash America could impact the timing or occurrence of a separation.

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

(Unaudited)

	June 30,		December 31,
	2014	2013	2013
Assets
Current assets:
Cash and cash equivalents	$79,785	$50,210	$47,480
Consumer loans, net	291,966	232,930	303,467
Prepaid expenses and other assets	13,797	7,859	8,686
Deferred tax assets	25,841	30,219	30,914

Total current assets	411,389	321,218	390,547
Property and equipment, net	38,000	37,212	39,405
Goodwill	255,869	255,867	255,869
Intangible assets, net	14	99	45
Other assets	22,341	6,278	6,286

Total assets	$727,613	$620,674	$692,152

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$51,003	$46,849	$49,614
Related party payable, net	11,451	—	—

Total current liabilities	62,454	46,849	49,614
Deferred tax liabilities	48,757	42,282	45,306
Noncurrent income taxes payable	—	795	—
Other liabilities	107	—	51
Long-term debt	493,863	397,894	424,133

Total liabilities	$605,181	$487,820	$519,104

Commitments and contingencies

Stockholder’s equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized, 33,000,000 shares issued and outstanding	—	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—	—
Retained earnings	116,266	134,978	169,947
Accumulated other comprehensive income (loss)	6,166	(2,124)	3,101

Total stockholder’s equity	122,432	132,854	173,048

Total liabilities and stockholder’s equity	$727,613	$620,674	$692,152

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Revenue	$409,947	$358,455
Cost of Revenue	133,276	138,158

Gross Profit	276,671	220,297

Expenses
Marketing	59,306	58,069
Operations and technology	35,008	34,546
General and administrative	51,358	43,888
Depreciation and amortization	8,434	9,028

Total Expenses	154,106	145,531

Income from Operations	122,565	74,766
Interest expense, net	(12,065)	(9,829)
Foreign currency transaction loss	(400)	(286)

Income before Income Taxes	110,100	64,651
Provision for income taxes	39,416	23,415

Net Income	$70,684	$41,236

Earnings Per Share:
Earnings per common share, basic and diluted	$2.14	$1.25
Weighted average common shares outstanding, basic and diluted	33,000	33,000

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Net Income	$70,684	$41,236
Other comprehensive gain (loss), net of tax:
Foreign currency translation gain (loss) (a)	3,065	(2,858)

Total other comprehensive gain (loss), net of tax	3,065	(2,858)

Comprehensive Income	$73,749	$38,378

(a)	Net of tax (provision) benefit of $(1,716) and $1,613 for the six months ended June 30, 2014 and 2013, respectively.

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	Shares	Amount
Balance at December 31, 2012	33,000	$—	$96,682	$734	$97,416
Net Equity transactions with parent			(2,940)	—	(2,940)
Net income			41,236	—	41,236
Foreign currency translation loss, net of tax			—	(2,858)	(2,858)

Balance at June 30, 2013	33,000	$—	$134,978	$(2,124)	$132,854

Balance at December 31, 2013	33,000	$—	$169,947	$3,101	$173,048
Net Equity transactions with parent			(1,981)	—	(1,981)
Net income			70,684	—	70,684
Dividend paid to Cash America ($3.71 per share)			(122,384)	—	(122,384)
Foreign currency translation gain, net of tax			—	3,065	3,065

Balance at June 30, 2014	33,000	$—	$116,266	$6,166	$122,432

See Notes to Consolidated Financial Statements

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash Flows from Operating Activities
Net Income	$70,684	$41,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,434	9,028
Amortization of deferred loan costs and debt discount	321	—
Cost of revenue	133,276	138,158
Non-cash affiliate interest expense	7,629	9,829
Stock-based compensation	170	292
Deferred income taxes, net	6,965	5,859
Other	160	(18)
Changes in operating assets and liabilities:
Finance and service charges on consumer loans	2,339	(1,139)
Prepaid expenses and other assets	(5,089)	3,184
Accounts payable and accrued expenses	1,601	1,356
Related party payable, net	11,451	—
Current intercompany income taxes payable	(45)	845
Other operating assets and liabilities	—	3

Net cash provided by operating activities	237,896	208,633

Cash Flows from Investing Activities
Consumer loans originated or acquired	(662,868)	(607,893)
Consumer loans repaid	538,465	463,917
Purchases of property and equipment	(6,828)	(4,846)

Net cash used in investing activities	(131,231)	(148,822)

Cash Flows from Financing Activities
Issuance of long-term debt	493,810	—
Dividend paid to parent	(122,384)	—
Debt issuance costs paid	(16,323)	—
Net equity transactions with parent	(2,151)	(3,221)
Payments to affiliates	(431,762)	(39,825)

Net cash used in financing activities	(78,810)	(43,046)

Effect of exchange rates on cash	4,450	(4,103)

Net increase in cash and cash equivalents	32,305	12,662
Cash and cash equivalents at beginning of year	47,480	37,548

Cash and cash equivalents at end of period	$79,785	$50,210

Supplemental Disclosures
Consumer loans renewed	$189,605	$312,021

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

On September 7, 2011, Cash America International, Inc. (“Cash America”) formed a new company, Enova International, Inc. (the “Company”). On September 13, 2011, Cash America contributed to the Company all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., in exchange for 33 million shares of the Company’s common stock.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include goodwill and intangible assets arising from businesses previously acquired. The financial statements also include the allocation of certain assets and liabilities that have historically been held at the Cash America corporate level but which are specifically identifiable or allocable to the Company. Certain transactions with Cash America, such as stock-based compensation and foreign currency transactions, are considered to be effectively settled as net equity transactions with parent in “Retained earnings” in the consolidated balance sheets at the time the transaction is recorded. Certain other intercompany transactions between the Company and Cash America are reflected as a change in “Related party payable, net” in the consolidated balance sheets and are settled a month in arrears. Prior to May 30, 2014, all intercompany transactions between the Company and Cash America were considered to be effectively settled in the financial statements at the time the transaction is recorded. The net effect of the settlement of these transactions was primarily reflected as a change in “Long-term debt” in the consolidated balance sheets. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The expense allocations have been determined on a basis that Cash America and the Company consider to be reasonable reflections of the utilization of services provided by Cash America. Also see Note 7 for additional information on the Company’s relationship with Cash America. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in stockholder’s equity and cash flows of the Company in the future, or if the Company had been a separate company during the periods presented.

The financial statements presented as of June 30, 2014 and 2013 and December 31, 2013 and for the six-month periods ended June 30, 2014 and 2013 are unaudited but, in management’s opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such interim periods. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States of America. Operating results for the six-month periods are not necessarily indicative of the results that may be expected for the full fiscal year.

These financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and related notes.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with Accounting Standards Codification (“ASC”) 350-20-35, Goodwill—Subsequent Measurement, the Company tests goodwill for potential impairment annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company uses the income approach to complete its annual goodwill assessment. The income approach uses expected future cash flows and estimated terminal values for each of the Company’s reporting units that are discounted using a market participant perspective to determine the estimated fair value of each reporting unit, which is then compared to the carrying value of that reporting unit to determine if there is impairment. The income approach includes assumptions about revenue growth rates, operating margins and terminal growth rates discounted by an estimated weighted-average cost of capital derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint. The Company completed its annual assessment of goodwill as of June 30, 2014 and determined that the fair value of its goodwill is in excess of carrying value, and, as a result, no impairment existed at that date.

Adopted Accounting Standards

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations and enhance disclosures in this area. The new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income or loss attributable to a disposal of an individually significant component of an organization that does not qualify for discontinued operations presentation in the financial statements. The Company is required to adopt ASU 2014-08 prospectively for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years. Early adoption is permitted. The Company adopted ASU 2014-08 on June 30, 2014, and the adoption did not have a material effect on its financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”), which provides guidance on the presentation of unrecognized tax benefits when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this update are effective for fiscal years (and interim periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company prospectively adopted ASU 2013-11 on January 1, 2014, and the adoption did not have a material effect on its financial condition or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force) (“ASU 2013-05”), which applies to the release of the cumulative translation adjustment into net income when a parent either sells all or a part of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. ASU 2013-05 is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company adopted ASU 2013-05 on January 1, 2014, and the adoption did not have a material effect on its financial condition or results of operations.

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date (“ASU 2013-04”). ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance further provides for disclosure of the nature and amount of the obligation. ASU 2013-04 is effective for interim and annual reporting periods beginning after December 15, 2013. The Company adopted ASU 2013-04 on January 1, 2014, and the adoption did not have a material effect on its financial condition or results of operations.

Accounting Standards to be Adopted in Future Periods

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is not permitted. The Company is still assessing the impact of ASU 2014-09 on its financial position and results of operations.

2. Consumer Loans, Credit Quality Information and Allowances and Liabilities for Estimated Losses on Consumer Loans

Consumer loan fee revenue generated from the Company’s consumer loans for the six months ended June 30, 2014 and 2013 was as follows (dollars in thousands):

	Six Months Ended June 30,
	2014	2013
Interest and fees on short-term loans	$138,685	$218,042
Interest and fees on installment loans	123,247	88,072
Interest and fees on line of credit accounts	147,930	51,516

Total consumer loan revenue	409,862	357,630
Other	85	825

Total Revenue	$409,947	$358,455

Current and Delinquent Consumer Loans

The Company classifies its consumer loans as either current or delinquent. Short-term loans are considered delinquent when payment of an amount due is not made as of the due date. If a line of credit account or installment loan customer misses one payment, that payment is considered delinquent and the balance of the loan is considered current. The Company does not accrue interest on the delinquent payment portion of the loan but does continue to accrue interest on the remaining portion of the loan. If a line of credit account or installment loan customer does not make two consecutive payments, the entire account or loan is classified as delinquent. The Company allows for normal payment processing time before considering a loan delinquent but does not provide for any additional grace period.

The Company generally does not accrue interest on delinquent consumer loans and does not resume accrual of interest on a delinquent loan unless it is returned to current status. In addition, delinquent consumer loans generally may not be renewed, and if, during its attempt to collect on a delinquent consumer loan, the Company allows additional time for payment through a payment plan or a promise to pay, it is still considered delinquent. Generally all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan.

Allowance and Liability for Estimated Losses on Consumer Loans

The Company monitors the performance of its consumer loan portfolio and maintains either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on the Company’s owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. The liability for estimated losses related to loans guaranteed under its credit services organization programs (“CSO programs”) is initially recorded at fair value and is included in “Accounts payable and accrued expenses” in the consolidated balance sheets.

In determining the allowance or liability for estimated losses on consumer loans, the Company applies a documented systematic methodology. In calculating the allowance or liability for loan losses, outstanding loans are divided into discrete groups of short-term loans, line of credit accounts and installment loans and are analyzed as current or delinquent. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a “Cost of revenue” in the consolidated statements of income.

The allowance or liability for short-term loans classified as current is based on historical loss rates adjusted for recent default trends for current loans. For delinquent short-term loans, the allowance or liability is based on a six-month rolling average of loss rates by stage of collection. For line of credit accounts and installment loan portfolios, the Company generally uses a migration analysis to estimate losses inherent in the portfolio. The allowance calculation under the migration analysis is based on historical charge-off experience and the loss emergence period, which represents the average amount of time between the first occurrence of a loss event to the charge-off of a loan. The factors the Company considers to assess the adequacy of the allowance or liability include past due performance, historical behavior of monthly vintages, underwriting changes and recent trends in delinquency in the migration analysis.

The Company fully reserves and generally charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. Consumer loans classified as delinquent generally have an age of one to 59 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

The components of Company-owned consumer loan portfolio receivables at June 30, 2014 and 2013 and December 31, 2013 were as follows (dollars in thousands):

	As of June 30, 2014
	Short-term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$41,551	$112,392	$157,247	$311,190
Delinquent loans	18,589	10,017	19,964	48,570

Total consumer loans, gross	60,140	122,409	177,211	359,760
Less: Allowance for losses	(18,248)	(21,579)	(27,967)	(67,794)

Consumer loans, net	$41,892	$100,830	$149,244	$291,966

	As of June 30, 2013
	Short-term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$78,815	$49,166	$115,414	$243,395
Delinquent loans	43,075	8,905	14,803	66,783

Total consumer loans, gross	121,890	58,071	130,217	310,178
Less: Allowance for losses	(38,584)	(12,109)	(26,555)	(77,248)

Consumer loans, net	$83,306	$45,962	$103,662	$232,930

	As of December 31, 2013
	Short-term Loans	Line of Credit Accounts	Installment Loans	Total
Current loans	$57,368	$112,969	$160,585	$330,922
Delinquent loans	23,385	12,833	18,645	54,863

Total consumer loans, gross	80,753	125,802	179,230	385,785
Less: Allowance for losses	(20,466)	(29,244)	(32,608)	(82,318)

Consumer loans, net	$60,287	$96,558	$146,622	$303,467

The amount of loans on non-accrual status at June 30, 2014 and 2013 and December 31, 2013, was $43.2 million, $64.2 million and $49.0 million, respectively.

Changes in the allowance for losses for the Company-owned loans and the liability for losses on the Company’s guarantees of third-party lender-owned loans during the six months ended June 30, 2014 and 2013 were as follows (dollars in thousands):

	Six Months Ended June 30, 2014
	Short-term Loans	Line of Credit Accounts	Installment Loans	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$20,466	$29,244	$32,608	$82,318
Cost of revenue	36,456	45,699	51,587	133,742
Charge-offs	(55,413)	(61,588)	(67,563)	(184,564)
Recoveries	16,502	7,776	10,845	35,123
Effect of foreign currency translation	237	448	490	1,175

Balance at end of period	$18,248	$21,579	$27,967	$67,794

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,047	$—	$—	$2,047
Decrease in liability	(466)	—	—	(466)

Balance at end of period	$1,581	$—	$—	$1,581

	Six Months Ended June 30, 2013
	Short-term Loans	Line of Credit Accounts	Installment Loans	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$41,942	$12,565	$27,845	$82,352
Cost of revenue	77,109	16,474	45,011	138,594
Charge-offs	(97,032)	(20,079)	(51,317)	(168,428)
Recoveries	18,109	3,162	5,963	27,234
Effect of foreign currency translation	(1,544)	(13)	(947)	(2,504)

Balance at end of period	$38,584	$12,109	$26,555	$77,248

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,624	$—	$—	$2,624
Decrease in liability	(436)	—	—	(436)

Balance at end of period	$2,188	$—	$—	$2,188

Guarantees of Consumer Loans

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for short-term loans and is required to purchase any defaulted loans it has guaranteed. The guarantee represents an obligation to purchase specific loans that go into default. Short-term loans that are guaranteed generally have terms of less than 90 days. As of June 30, 2014 and 2013 and December 31, 2013, the amount of consumer loans guaranteed by the Company was $34.9 million, $35.4 million and $41.4 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The liability for estimated losses on consumer loans guaranteed by the Company of $1.6 million, $2.2 million and $2.0 million, as of June 30, 2014 and 2013 and December 31, 2013, respectively, is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

3. Long-term debt

$75.0 Million Revolving Credit Facility

On May 14, 2014, the Company and its domestic subsidiaries as guarantors, entered into a credit agreement among the Company, the guarantors, Jefferies Finance, LLC as administrative agent and Jefferies Group, LLC as lender (the “Credit Agreement”). The Credit Agreement provides for an unsecured revolving credit facility of up to $75.0 million, including a multi-currency sub-facility that gives the Company the ability to borrow up to $25.0 million that may be specified in foreign currencies subject to the terms and conditions of the Credit Agreement. Interest on the amounts borrowed will be charged, at the Company’s option, at either the London Interbank Offered Rate (“LIBOR”) for one week or one-, two-, three- or six-month periods, as selected by the Company, plus a margin varying from 2.50% to 3.75% or at the agent’s base rate plus a margin varying from 1.50% to 2.75%. The margin for the borrowings under the Credit Agreement is dependent on the Company’s cash flow leverage ratios. The Company will also be required to pay a fee on the unused portion of the line of credit ranging from 0.25% to 0.50% based on the Company’s cash flow leverage ratios. The Credit Agreement will mature on June 30, 2017. However, if the Company’s guarantees of Cash America indebtedness are not released on or before March 31, 2015, the Credit Agreement provides that it will instead mature on March 31, 2015. There were no outstanding borrowings under the Credit Agreement as of June 30, 2014.

The Credit Agreement also includes a sub-limit of up to $20.0 million for standby or commercial letters of credit that is guaranteed by the Company’s domestic subsidiaries. In the event that an amount is paid by the issuing bank under a letter of credit, it will be due and payable by the Company on demand. Pursuant to the terms of the Credit Agreement, the Company agrees to pay fees equal to the LIBOR margin per annum on the undrawn amount of each outstanding standby letter of credit plus a one-time commercial letter of credit fee of 0.20% of the face amount of each commercial letter of credit plus 0.25% per annum on the average daily amount of the total letter of credit exposure. The Company had no outstanding letters of credit as of June 30, 2014.

In connection with the issuance of the Credit Agreement, the Company incurred debt issuance costs of approximately $1.6 million in the six months ended June 30, 2014, which primarily consisted of underwriting fees and legal expenses. The unamortized balance of these costs as of June 30, 2014 is included in “Other assets” in the consolidated balance sheets. These costs are being amortized to interest expense over a period of 37 months, the term of the Credit Agreement.

$500.0 Million 9.75% Senior Unsecured Notes

On May 30, 2014, the Company issued and sold $500.0 million in aggregate principal amount of 9.75% Senior Notes due 2021 (the “Senior Notes”). The Senior Notes bear interest at a rate of 9.75% annually on the principal amount payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2014. The Senior Notes were sold at a discount of the principal amount to yield 10.0% to maturity. The Senior Notes will mature on June 1, 2021. The Senior Notes are unsecured debt obligations of the Company, and are unconditionally guaranteed by all of the Company’s domestic subsidiaries. The Senior Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and outside the United States pursuant to Regulation S under the Securities Act.

The Senior Notes are governed by an indenture (the “Senior Notes Indenture”), dated May 30, 2014, between the Company, the Company’s domestic subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.

The Senior Notes Indenture contains certain covenants that, among other things, limit the Company’s and certain of its subsidiaries ability to incur additional debt, acquire or create new subsidiaries, create liens, engage in certain transactions with affiliates and consolidate or merge with or into other companies. The Senior Notes Indenture provides for customary events of default, including nonpayment, failure to comply with covenants or other agreements in the Senior Notes Indenture, any subsidiary guarantee ceasing to be in full force and effect or any guarantor denying or disaffirming its obligations under its subsidiary guarantee, and certain events of bankruptcy or insolvency. If any event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare the then outstanding Senior Notes to be due and payable immediately.

The Senior Notes are redeemable at the Company’s option, in whole or in part, (i) at any time prior to June 1, 2017 at 100% of the aggregate principal amount of Senior Notes redeemed plus the applicable “make whole” redemption price specified in the Senior Notes Indenture, plus accrued and unpaid interest, if any, to the redemption date and (ii) at any time on or after June 1, 2017 at a premium specified in the Senior Notes Indenture that will decrease over time, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to June 1, 2017, at its option, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the proceeds of certain equity offerings as described in the Senior Notes Indenture. In addition, if the Company and its subsidiaries’ guarantee of certain indebtedness of Cash America as described in the Senior Notes Indenture is not released on or before March 31, 2015 then the Company may redeem all of the Senior Notes outstanding at a redemption price equal to 103% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the redemption date (the “Special Redemption”), and if the Special Redemption does not occur, then the interest rate on the Senior Notes will increase 2.0% per annum until the Company and its subsidiaries no longer guarantee certain indebtedness of Cash America as described in the Senior Notes Indenture. If a change of control occurs, as that term is defined in the Senior Notes Indenture, the holders of the Senior Notes will have the right, subject to certain conditions, to require the Company to repurchase their Senior Notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, as of the date of repurchase. The proposed separation and distribution do not constitute a change of control under the Senior Notes Indenture. See Note 9 for additional information regarding the proposed separation and distribution.

Additionally, on May 30, 2014, the Company entered into a registration rights agreement with Jefferies, LLC as the initial purchaser (the “Registration Rights Agreement”) of the Senior Notes, pursuant to which the Company agreed to use commercially reasonable efforts to cause a registration statement to be declared effective on or prior to the 360th day following the closing date relating to an exchange offer of the Senior Notes for identical new notes registered under the Securities Act. In certain circumstances, the Company may be required to file a shelf registration to cover resales of the Senior Notes. If the Company does not comply with certain covenants set forth in the Registration Rights Agreement, it must pay liquidated damages to holders of the Senior Notes. If the Company fails to satisfy any of its registration obligations it may be required to pay the holders of the Senior Notes additional interest ranging from 0.25% to 0.50% per annum until the Company satisfies its registration obligations.

The Company used all of the net proceeds of the Senior Notes offering, or $479.0 million, to repay all of its intercompany indebtedness due to Cash America, which was $361.4 million as of May 30, 2014, and the remaining net proceeds were used to pay a significant portion of a dividend to Cash America on May 30, 2014.

As of June 30, 2014, the carrying amount of the Senior Notes was $493.9 million, which included an unamortized discount of $6.1 million. The discount is being amortized to interest expense over a period of seven years, through the maturity date of June 1, 2021. The total interest expense recognized was $4.3 million for the six months ended June 30, 2014, of which $0.1 million represented the non-cash amortization of the discount. In connection with the issuance of the Senior Notes, the Company incurred approximately $14.7 million for issuance costs, which primarily consisted of underwriting fees, legal and other professional expenses. These costs are being amortized to interest expense over seven years and are included in “Other assets” in the consolidated balance sheets.

Prior to issuing the Senior Notes, the Company depended on Cash America’s support for a significant portion of its financing requirements and had in place a $450 million affiliate revolving credit agreement related to amounts outstanding with Cash America (the “Affiliate Line of Credit”). Borrowings under the Affiliate Line of Credit bore interest at a fluctuating interest rate equal to the prevailing LIBOR rate per annum (based upon a one month interest period) plus 4.5%, or in certain circumstances equal to the prevailing alternate base rate per annum plus 2.0%. The alternate base rate was equal to the greater of (a) the U.S. prime rate, (b) the federal funds effective rate plus 0.5%, and (c) the sum of the one-month LIBOR plus 1.0%. Interest accruing on borrowings made under the revolving line of credit were payable to Cash America and were settled through an adjustment to its affiliate line of credit with Cash America on a monthly basis. At June 30, 2013 and December 31, 2013, the Company had outstanding unsecured amounts payable under the Affiliate Line of Credit of $397.9 million and $424.1 million, respectively.

Weighted-average interest rates on long-term debt were 5.76% and 4.75% during the six months ended June 30, 2014 and 2013, respectively.

As of June 30, 2014 and 2013 and December 31, 2013, the Company was in compliance with all covenants and other requirements set forth in the prevailing long-term debt agreement(s).

4. Operating Segment Information

The Company provides online financial services to alternative credit consumers in the United States, United Kingdom, Australia, Canada and Brazil and has one reportable segment, which is composed of the Company’s domestic and international operations. The Company has aggregated all components of its business into a single reportable segment based on the similarities of the economic characteristics, the nature of the products and services, the nature of the production and distribution methods, the type of customer and the nature of the regulatory environment.

The Company allocates certain corporate expenses (primarily general and administrative expenses and to a lesser extent, marketing and operations and technology expenses) between its domestic and international components based on revenue. The following tables present information on the Company’s domestic and international operations for the six months ended June 30, 2014 and 2013 (dollars in thousands).

	Six Months Ended June 30,
	2014	2013
Revenue
Domestic	$217,873	$178,933
International	192,074	179,522

Total revenue	$409,947	$358,455

Income from operations
Domestic	$85,617	$42,138
International	36,948	32,628

Total income from operations	$122,565	$74,766

Depreciation and amortization
Domestic	$7,353	$7,633
International	1,081	1,395

Total depreciation and amortization	$8,434	$9,028

Expenditures for property and equipment
Domestic	$6,083	$3,894
International	745	952

Total expenditures for property and equipment	$6,828	$4,846

	June 30,
	2014	2013
Property and equipment, net
Domestic	$32,834	$31,223
International	5,166	5,989

Total property and equipment, net	$38,000	$37,212

Assets
Domestic	$522,364	$430,807
International	205,249	189,867

Total assets	$727,613	$620,674

Geographic Information

The following table presents the Company’s revenue and long-lived assets by geographic region for the six months ended June 30, 2014 and 2013 (dollars in thousands):

	Six Months Ended June 30,
	2014	2013
Revenue
United States	$217,873	$178,933
United Kingdom	187,396	174,303
Other international countries	4,678	5,219

Total revenue	$409,947	$358,455

The Company’s long-lived assets, which consist of the Company’s property and equipment, were $38.0 million and $37.2 million at June 30, 2014 and 2013, respectively. The operations for the Company’s domestic and international businesses are primarily located within the United States, and the value of any long-lived assets located outside of the United States is immaterial.

5. Commitments and Contingencies

Litigation

On March 8, 2013, Flemming Kristensen, on behalf of himself and others similarly situated, filed a purported class action lawsuit in the U.S. District Court of Nevada against the Company and other unaffiliated lenders and lead providers. The lawsuit alleges that the lead provider defendants sent unauthorized text messages to consumers on behalf of the Company and the other lender defendants in violation of the Telephone Consumer Protection Act. The complaint seeks class certification, statutory damages, an injunction against “wireless spam activities,” and attorneys’ fees and costs. The Company filed an answer to the complaint denying all liability. On March 26, 2014, the Court granted class certification. Discovery is ongoing. Neither the likelihood of an unfavorable ruling nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary, for this litigation. The Company believes that the plaintiff’s claims in the complaint are without merit and intends to vigorously defend this lawsuit.

The Company is also a defendant in certain routine litigation matters encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Consumer Financial Protection Bureau (“CFPB”)

On November 20, 2013, Cash America consented to the issuance of a Consent Order by the CFPB pursuant to which it agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its 2012 review of Cash America and the Company, to pay a civil money penalty of $5.0 million, which is non-deductible for tax purposes. The Company and Cash America agreed to allocate $2.5 million of this penalty to the Company.

6. Derivative Instruments

The Company periodically uses derivative instruments to manage risk from changes in market conditions that may affect the Company’s financial performance. The Company primarily uses derivative instruments to manage its primary market risks, which are interest rate risk and foreign currency exchange rate risk.

The Company uses forward currency exchange contracts to minimize the effects of foreign currency risk in the United Kingdom and Australia. The forward currency exchange contracts are non-designated derivatives. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction loss” in the Company’s consolidated statements of income. The Company currently does not manage its exposure to risk from foreign currency exchange rate fluctuations through the use of forward currency exchange contracts in Canada.

The Company’s derivative instruments are presented in its financial statements on a net basis. The following table presents information related to the Company’s derivative instruments as of June 30, 2014 (dollars in thousands):

Assets	As of June 30, 2014
	Notional Amount	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets (1)	Net Amounts of Assets Presented in the Consolidated Balance Sheets (2)
Non-designated derivatives:
Forward currency exchange contracts	$35,843	$—	$(93)	$(93)

(1)	As of June 30, 2014, the Company had no gross amounts of recognized derivative instruments that the Company makes an accounting policy election not to offset. In addition, there is no financial collateral related to the Company’s derivatives. The Company has no liabilities that are subject to an enforceable master netting agreement or similar arrangement.
(2)	Represents the fair value of forward currency contracts, which is recorded in “Prepaid expenses and other assets” in the consolidated balance sheets.

Prior to June 2014, the Company participated in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments were not recorded in the Company’s financial statements, however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business were included as “Foreign currency transaction loss” in the consolidated statements of income. The notional amounts recorded by Cash America were $87.6 million and $81.5 million at June 30, 2013 and December 31, 2013, respectively.

The following table presents information on the effect of derivative instruments on the consolidated results of operations and accumulated other comprehensive income (“AOCI”) for the six months ended June 30, 2014 and 2013 (dollars in thousands):

	Gains (Losses) Recognized in Income		Gains (Losses) Recognized in AOCI		Gains (Losses) Reclassified From AOCI into Income
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013	2014	2013
Non-designated derivatives:
Forward currency exchange contracts (1)	$(1,755)	$5,251	$—	$—	$—	$—

Total	$(1,755)	$5,251	$—	$—	$—	$—

(1)	The gains (losses) on these derivatives substantially offset the (losses) gains on the hedged portion of the foreign intercompany balances.

7. Related Party Transactions

Cash America provides certain corporate service functions, such as executive oversight, insurance and risk management, government relations, internal audit, treasury, licensing, and to a limited extent finance, accounting, tax, legal, human resources, compensation and benefits, compliance and support for certain information systems related to financial reporting. The costs of such services were allocated to the Company based on the Company’s share of Cash America’s corporate services expenses incurred for the consolidated entity. Actual corporate services costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. The Company believes that the expenses in these financial statements are reported on a basis that fairly represents the utilization of the services provided. These financial statements do not necessarily reflect the financial position or results of operations that would have existed if the Company had been operated as a stand-alone entity during the periods covered and may not be indicative of future results of operations and financial position. General and administrative expenses include allocations by Cash America of $5.2 million and $5.8 million for the six months ended June 30, 2014 and 2013, respectively.

Cash America provides some cash management and other treasury services to the Company. The Company also pays Cash America for its share of income taxes as though the Company had been taxed separately from Cash America and had prepared separate tax returns.

The Company pays Cash America compensation for loans made to or arranged for customers who were referred from Cash America. The Company paid $0.4 million and $0.5 million for the six months ended June 30, 2014 and 2013, respectively, pursuant to this arrangement. In addition, the Company administers the consumer loan underwriting model utilized by Cash America’s Retail Services Division in exchange for the reimbursement of the Company’s direct third-party costs incurred in providing the service. The Company received $0.3 million and $0.5 million for the six months ended June 30, 2014 and 2013, respectively, pursuant to this arrangement.

The cumulative effect of the transactions described above is reflected as a change in “Related party payable, net” in the consolidated balance sheets. The balance is settled a month in arrears. The balance of “Related party payable, net” at June 30, 2014 is $11.5 million.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $300.0 million, $458.0 million and $638.2 million at June 30, 2014 and 2013 and December 31, 2013, respectively. Under the provisions of Cash America’s debt agreements, the

Company has liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. The Company will be released from liability under such guarantees upon completion of the separation and distribution. See Note 4 for additional information on the proposed separation and distribution. The Company believes it will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets.

8. Fair Value Measurements

Recurring Fair Value Measurements

In accordance with ASC 820, Fair Value Measurements and Disclosures, certain of the Company’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2014 and 2013 and December 31, 2013 are as follows (dollars in thousands):

	June 30, 2014	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Forward currency exchange contracts	$(93)	$—	$(93)	$—
Nonqualified savings plan assets (1)	734	734	—	—

Total	$641	$734	$(93)	$—

	June 30, 2013	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Nonqualified savings plan assets (1)	$1,064	$1,064	$—	$—

Total	$1,064	$1,064	$—	$—

	December 31, 2013	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Nonqualified savings plan assets (1)	$559	$559	$—	$—

Total	$559	$559	$—	$—

(1)	The non-qualified savings plan assets have an offsetting liability of equal amount, which is included in “Accounts payable and accrued expenses” in the Company’s consolidated balance sheets.

The Company measures the fair value of its forward currency exchange contracts under Level 2 inputs as defined by ASC 820. For these forward currency exchange contracts, current market rates are used to determine fair value. The significant inputs used in these models are derived from observable market rates. The fair value of the Company’s nonqualified savings plan assets are measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable. During the six months ended June 30, 2014 and 2013, there were no transfers of assets in or out of Level 1 fair value measurements. Prior to June 2014, the Company participated in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments were not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included as “Foreign currency transaction loss” in the consolidated statements of income.

Financial Assets and Liabilities Not Measured at Fair Value

The Company’s financial assets and liabilities as of June 30, 2014 and 2013 and December 31, 2013 that are not measured at fair value in the consolidated balance sheets are as follows (dollars in thousands):

	June 30, 2014	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$79,785	$79,785	$—	$—
Short-term loans and line of credit accounts, net (1)	142,722	—	—	142,722
Installment loans, net (1)	149,244	—	—	149,244

Total	$371,751	$79,785	$—	$291,966

Financial liabilities:
Liability for estimated losses on consumer loans guaranteed by the Company	$1,581	$—	$—	$1,581
Senior Notes	493,863	—	498,125	—

Total	$495,444	$—	$498,125	$1,581

	June 30, 2013	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$50,210	$50,210	$—	$—
Short-term loans and line of credit accounts, net (1)	129,268	—	—	129,268
Installment loans, net (1)	103,662	—	—	103,662

Total	$283,140	$50,210	$—	$232,930

Financial liabilities:
Liability for estimated losses on consumer loans guaranteed by the Company	$2,188	$—	$—	$2,188
Affiliate Line of Credit	397,894	—	405,256	—

Total	$400,082	$—	$405,256	$2,188

	December 31, 2013	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$47,480	$47,480	$—	$—
Short-term loans and line of credit accounts, net (1)	156,845	—	—	156,845
Installment loans, net (1)	146,622	—	—	146,622

Total	$350,947	$47,480	$—	$303,467

Financial liabilities:
Liability for estimated losses on consumer loans guaranteed by the Company	$2,047	$—	$—	$2,047
Affiliate Line of Credit	424,133	—	429,978	—

Total	$426,180	$—	$429,978	$2,047

(1)	Short-term loans, line of credit accounts and installment loans are included in “Consumer loans, net” in the consolidated balance sheets.

Cash and cash equivalents bear interest at market rates and have maturities of less than 90 days.

Short-term loans, line of credit accounts and installment loans are carried in the consolidated balance sheet net of the allowance for estimated loan losses, which is calculated by applying historical loss rates combined with recent default trends to the gross consumer loan balance. The unobservable inputs used to calculate the fair value of these loans include historical loss rates, recent default trends and estimated remaining loan terms; therefore, the carrying value approximates the fair value. Short-term loans and line of credit accounts have relatively short maturity periods that are generally 12 months or less. The fair value of installment loans is estimated using a discounted cash flow analysis, which considers interest rates offered for loans with similar terms to borrowers of similar credit quality. The carrying values of the Company’s installment loans approximate the fair value of these loans. Unsecured installment loans typically have terms between two and 12 months, but may have available terms up to 60 months.

In connection with its CSO programs, the Company guarantees consumer loan payment obligations to unrelated third-party lenders for short-term loans and is required to purchase any defaulted loans it has guaranteed. The estimated fair value of the liability for estimated losses on consumer loans guaranteed by the Company was $1.6 million, $2.2 million and $2.0 million as of June 30, 2014 and 2013 and December 31, 2013, respectively. The Company measures the fair value of its liability for third-party lender-owned consumer loans under Level 3 inputs. The fair value of these liabilities is calculated by applying historical loss rates combined with recent default trends to the gross consumer loan balance. The unobservable inputs used to calculate the fair value of these loans include historical loss rates, recent default trends and estimated remaining loan terms; therefore, the carrying value of these liabilities approximates the fair value.

The Company measures the fair value of its long-term debt using Level 2 inputs. The fair value of the Company’s long term debt is estimated based on quoted prices in markets that are not active. As of June 30, 2014 and 2013 and December 31, 2013, the Company’s Senior Notes and Affiliate Line of Credit had a higher fair market value than the carrying value due to the difference in yield when compared to similar types of credit.

9. Subsequent Events

Subsequent events have been reviewed through July 31, 2014, the date these financial statements were available to be issued.

On April 10, 2014, Cash America announced that its Board of Directors has authorized management to review potential strategic alternatives, including a tax-free spin-off, for the separation of the Company. After evaluating separation alternatives for the Company, Cash America’s management recommended that Cash America’s Board of Directors pursue a tax-free spin-off, and Cash America’s Board of Directors authorized the filing of a Registration Statement on Form 10 with the Securities and Exchange Commission by the Company in connection with the proposed spin-off. If a spin-off occurs, Cash America will be separated into two publicly traded companies: Enova International, Inc., which would own and operate Cash America’s online lending business, and Cash America International, Inc., which would own and operate Cash America’s storefront lending businesses.

Cash America’s Board of Directors has not yet approved the separation, but if it is approved, a transaction could be completed in late 2014 or early 2015, subject to market, regulatory and other conditions, including, if the separation takes the form of a tax-free spin-off, the receipt of a private letter ruling from the Internal Revenue Service, an opinion from Cash America’s tax counsel and a solvency opinion from an independent financial advisor. Cash America currently expects that any spin-off would be in the form of a tax-free distribution of 80 percent of the Company’s common stock to Cash America’s shareholders.

The separation is subject to a number of conditions, including final approval by Cash America’s Board of Directors of transaction specifics. In addition, external events beyond the control of Cash America and the Company could impact the timing or occurrence of a separation. There can be no assurance that any separation or other transaction will occur or, if one does occur, there can be no assurance as to its form, terms or timing.